PHILIP MORRIS INTERNATIONAL

2025 ANNUAL REPORT

2025 Smoke-Free Highlights

Smoke-Free Business Net Revenues	Smoke-Free Net Revenues >50%	Total SFP[1] Users[2]	Smoke-Free Products Shipment Volumes[3]
41.5%	27	~43.5	179.1
of Total	Markets	Million	Billion Units

2025 Smoke-Free Product Portfolio[4]

IQOS



VEEV


VEEV

ZYN


ZYN
3 MG
PEPPERMINT
15 NICOTINE POUCHES
WARNING: This product contains nicotine. Nicotine is an addictive chemical.


ZYN
SPEARMINT
WARNING: This product contains nicotine. Nicotine is an addictive chemical.

(1) Smoke-free products (SFP) is the term PMI uses to refer to all of its products that provide nicotine without combusting tobacco, such as heat-not-burn, oral smokeless, and e-vapor.
(2) See page G-1 for definitions.
(3) Includes heated tobacco, oral smoke-free products (excluding snuff, snuff leaf and U.S. chew) and e-vapor shipment volume in equivalent units.
(4) Select smoke-free products.

2025 Financial Highlights

Net Revenues	Adjusted Operating Income	Adjusted Diluted EPS	Operating Cash Flow	Annualized Dividend	Quarterly Dividend Increased by
+6.5%	**+10.6%**	**+14.2%**	**$12.2**	**$5.88**	**219.6%**
vs. 2024[1]	vs. 2024[1]	vs. 2024[2]	Billion	Per Share[3]	Since 2008

Dear Shareholder,

2025 was another remarkable year for PMI, with a fifth consecutive year of volume growth, net revenues surpassing $40 billion, including close to $17 billion from our smoke-free business, and further operating margin expansion. Our performance continues to be fueled by the international business, which generated most of our organic net revenue growth, led by smoke-free products.

Our business yet again delivered best-in-class top- and bottom-line growth and outperformed the industry. This demonstrates not only the strength of our global organization but also the sustainability of our evolved business model as we continued to advance our smoke-free leadership.

Our achievements this year are a testament to the dedication of PMI's around 84,900 employees worldwide, who once again brought their passion, resilience, and talent to everything they do. We extend our sincere thanks for their unwavering commitment and hard work.

2025 vs. 2024 Results

Estimated international industry[4] volume for cigarettes and heated tobacco units (HTUs) was broadly stable, with a 1.1% decrease for cigarettes, largely offset by 10.2% growth of HTUs.

In the fifth consecutive year of total shipment volume growth (up by 1.4%), our smoke-free shipments increased by 12.8%. This impressive increase reflects strong HTU growth, accelerating traction in nicotine pouches, and a doubling of e-vapor volumes. Cigarette shipment volumes declined by 1.5%.

Our total cigarette and HTU volume share reached 29.2% of the international industry, up by 0.2 percentage points fueled by HTU performance (up by 0.5 percentage points).

Net revenues increased by 7.3% to $40.6 billion. On an organic basis net revenues increased by 6.5%, mainly driven by favorable pricing as well as smoke-free volume growth and a corresponding positive product mix impact.

Operating income increased by 11.1% to $14.9 billion (10.6% on an organic basis), supported by the same drivers as net revenues, partly offset by higher marketing, administration and research costs.

Diluted EPS increased to $7.26 compared to $4.52 in 2024. Adjusted diluted EPS of $7.54 increased by 14.2%, excluding currency.

In 2025 PMI delivered operating cash flow of $12.2 billion, matching the record performance in 2024. On a currency-neutral basis, operating cash flow decreased by 3.8% primarily due to higher working capital requirements.

In September, the Board of Directors approved an 8.9% increase in the quarterly dividend to an annualized rate of $5.88 per share.




Jacek Olczak,
Group CEO PMI

André Calantzopoulos,
Chairman of the Board

This represented the highest increase since 2013 and the eighteenth consecutive year of dividend growth since becoming a public company in 2008.

Delivering a Smoke-Free Future

In 2025, our smoke-free business accounted for 41.5% of total net revenues. In the fourth quarter we achieved a key milestone: over 50% of net revenues generated by the smoke-free business in three of our four regions. On a full-year basis, we reached the same milestone in 27 markets and 8 markets exceeded 75%. As of year-end, our smoke-free products were available in 106 markets, with over 43 million estimated adult consumers.[5] Our smoke-free business continued its upward trajectory in profitability. *IQOS* was again the primary driver of this performance, combining global top-line momentum with increasing scale and cost efficiencies, coupled with *VEEV*'s improving profitability and *ZYN*'s best-in-class gross margins.

IQOS continued to strengthen its position as the second-largest nicotine 'brand' in markets where present, with the number one volume share position in 13 markets, and drove the growth of the global heat-not-burn category, where PMI holds approximately 76% volume share. This was supported by brand engagement initiatives and continuous innovation across devices and consumables, including the expansion of *ILUMA i*, which is now[6] available in 55 out of 79 *IQOS* markets. In December 2025 an important landmark was reached in Japan, where over 50% of the total industry was smoke-free on an offtake volume basis, driven by the heat-not-burn category where *IQOS* holds the number one position. To complement *IQOS*, PMI continues to invest in a range of innovative and high-quality heat-not-burn alternatives. This includes *BONDS*, our peripheral heating system.

We continue to expand in the attractive oral smoke-free category, with *ZYN* modern oral pouches now[6] available in 56 markets across the globe. Total oral smoke-free shipment volume[7] in pouches or pouch equivalents increased versus the prior year by 18.5%, driven by nicotine pouches, which grew by 36%. The nicotine pouch category remains nascent in most geographies.

---

[1] On an organic basis. See page G-1 for definitions.

[2] On a currency-neutral basis.

[3] 2025 Annualized rate is based on a quarterly dividend of $1.47 per common share, declared September 19, 2025.

[4] References to "international industry" and the "international market" exclude China and the U.S.

[5] See page G-1 for definitions.

[6] As of December 31, 2025.

[7] Oral smoke-free products volume excludes snuff, snuff leaf and U.S. chew.

In the vaping category, *VEEV* is the fastest-growing brand of any major player in international closed pods and holds the number one position in eight markets. The pod segment is growing rapidly as disposables decline, and *VEEV* is gaining significant volume share in a fragmented landscape, sourcing primarily from consumers of other vaping products and adult smokers. *VEEV*'s profitability improved further while shipment volumes more than doubled.

PMI's complementary brand portfolio with high-quality products in all three smoke-free categories allows us to better serve consumers and enhance our financial performance. Our multicategory strategy is a critical catalyst for smoke-free product adoption by adult consumers and an important driver of our long-term growth. It has already been deployed in 52 markets, including over 25 markets with the *IQOS*, *ZYN* and *VEEV* brands now commercialized together.

Smoke-Free Product Regulation
2025 was a critical year for advancing regulatory frameworks for smoke-free products around the world. While progress remains uneven across geographies, we saw growing recognition of harm reduction principles and more consistent differentiation between categories.

The number of markets with a dedicated excise tax category for heat-not-burn, e-vapor and modern oral is steadily growing. The introduction of product definitions for all smoke-free categories with an appropriate tax differential versus cigarettes is crucial to accelerate the switching of smokers to better alternatives. Some setbacks also occurred, including Japan's adoption of an excise equalization plan for heated tobacco and cigarettes in 2026, albeit with a more consistent tax structure and visibility on future excise increases on both cigarettes and heated tobacco.

Market access for smoke-free products continues to expand. The number of markets that have either proceeded with a dedicated or improved regulatory framework or lifted a regulatory ban for at least one smoke-free product category reached 85. This includes the long-awaited authorization of *IQOS* in Taiwan. We continue to advocate for effective harm reduction measures, especially in markets such as Turkey, India, Brazil and Vietnam, where smoke-free products are banned, resulting in the perpetuation of cigarette consumption.

Combustible Tobacco Product Portfolio
Our combustible portfolio continues to play a vital role in our quest to transition adult smokers to better alternatives. It provides the financial stability, infrastructure, and consumer relationships that support long-term investment in our smoke-free journey.

Our combustibles business remained resilient and, with disciplined management, delivered another year of strong performance. Notwithstanding expected lower volumes, net revenues grew by 2.5%, driven by strong pricing, partly offset by geographic mix.

Marlboro remains the world's best-selling cigarette brand and reached an all-time high of 11.0% volume share of the international cigarette market in the fourth quarter of 2025, despite over-indexing to *IQOS* cannibalization.

Organization
We continue to evolve and develop our organization, including the introduction of a new organizational model effective January 1, 2026. With our smoke-free business now operating at scale across our regions, including substantial growth from our U.S. business, PMI has implemented an evolved organizational model with two primary business units: International and U.S. The updated organizational structure is designed to enhance our agility and to support our journey to become a smoke-free company. As a result, PMI realigned its reportable segments accordingly, with the four geographic segments replaced with three new reportable segments: International Smoke-Free, International Combustibles, and U.S. Our reporting will reflect these changes as of the first quarter of 2026.

Our digital transformation is advancing rapidly, supported by our global digital consumer platforms and the scaling of proven initiatives enabled by artificial intelligence. To strengthen the foundations for the future, we invest in our people by advancing digitalization and artificial intelligence upskilling to accelerate the transition from individual adoption to enterprise-wide impact.

Our key priority is to continue evolving PMI's culture to fully support our mission and the evolving requirements of a modern, highly skilled workforce, while strengthening succession depth to ensure leadership continuity, organizational resilience, and long-term sustainable performance.

Sustainable Business Value
At PMI, the long-term sustainability of our business is not an outcome of our strategy. It is the strategy itself. It informs how we secure critical resources, manage risks, meet stakeholders' expectations, and future proof a business built to deliver results today while securing the ability to deliver tomorrow.

Our approach to value creation extends beyond financial performance to encompass the full range of resources and relationships on which our long-term success depends. We recognize that sustainable business results require investing deliberately in multiple forms of capital: human, intellectual, natural, manufactured, and social, alongside financial capital. By proactively addressing environmental and social impacts in our products and operations, we strengthen our ability to manage risks, capitalize on opportunities, and build resilience in a dynamic operating environment.

For further information on how PMI creates, preserves, and enhances value over the short, medium, and long term, we invite you to read our 2025 Value Report, which we plan to publish in the coming weeks.

Board of Directors
In February 2026, Dessislava Temperley informed the Board that she would not stand for re-election this year. On behalf of the entire organization, we sincerely thank Dessislava, who joined the Board in 2021, for her valued contributions to the company as a Director and member of the Audit and Risk Committee, and as a former member of the Consumer Relationships and Regulation, and Finance Committees.

Looking Ahead
The past year was marked by persistent global uncertainty and a demanding operating backdrop. It also clearly demonstrated the strength of PMI and the leadership position we have built. Despite ongoing volatility, our people delivered with focus and conviction, achieving strong results and reaching important milestones in our smoke-free journey. These achievements reinforce our confidence in the long-term potential of our strategic shift away from combustible tobacco, anchored by our leadership in smoke-free products, and complemented by growth opportunities in wellness over the long term.

As outlined in our 2025 full-year results announcement, we are confident in the company's next growth phase and are targeting compound annual growth rates for 2026 – 2028 of: 6% to 8% for net revenues, on an organic basis, including smoke-free products volume growth of high single-digit to low-teens driving total shipment volume growth; 8% to 10% for adjusted operating income on an organic basis; and 9% to 11% for adjusted diluted EPS, excluding currency, assuming current corporate income tax rates and no share repurchases.

We remain committed to science, innovation, responsible marketing, and transparency as we scale our smoke-free portfolio and broaden our impact. PMI's ambition remains clear: to replace cigarettes with smoke-free products and to deliver sustainable, long-term value to our shareholders while contributing to improved public-health outcomes globally.

Jacek Olczak,
Group CEO PMI

André Calantzopoulos,
Chairman of the Board

March 10, 2026

Board of Directors

André Calantzopoulos [4]
Chairman of the Board
Director since 2013

Bonin Bough [1,4]
Founder & Chief
Growth Officer,
Diligence LLC dba
Bonin Ventures
Director since 2021

Michel Combes [1,3]
Partner at Forgelight LLC
Director since 2020

Werner Geissler [1,2,3]
Operating Partner,
Advent International
Director since 2015

Victoria Harker [1]
Former CFO and Executive
Vice President of TEGNA, Inc.
Director since 2024

Lisa A. Hook [1,2,3,4 †]
Managing Partner,
Two Island Partners LLC
Director since 2018

Kalpana Morparia [2,3,4]
Founder & Managing Partner,
KalMor Advisors LLP
Director since 2011

Jacek Olczak [4]
Group CEO PMI
Director since 2021

Robert B. Polet [2,4]
Chairman, Arica Holding B.V.
Chairman, SFMS B.V.
Director since 2011

Dessislava Temperley [1 ††]
Former Group CFO and
Executive Board Member
of Beiersdorf AG
Director since 2021

Shlomo Yanai [3,4]
Chairman, Lumenis Ltd.
Director since 2021

Board and Committee Leadership

[1] Member of Audit and Risk Committee, Michel Combes, Chair
[2] Member of Compensation and Leadership Development Committee, Werner Geissler, Chair
[3] Member of Nominating and Corporate Governance Committee, Kalpana Morparia, Chair
[4] Member of Science and Technology Committee, Shlomo Yanai, Chair

Company Management

Jacek Olczak[*]
Group CEO PMI

Emmanuel Babeau[*]
Group Chief Financial
Officer

Michele Cattoni
Chief Global Research &
Development Officer

Scott Coutts
Chief Global Operations
Officer

Frederic de Wilde[*]
CEO PMI International

Reginaldo Dobrowolski[*]
Group Controller

Moira Gilchrist
Chief Global
Communications Officer

Yann Guérin[*]
Group Chief Legal Officer

Christos Harpantidis
Group Chief Corporate
Affairs Officer

Stacey Kennedy[*]
CEO PMI U.S.

Michael Kunst
CEO Aspeya

Frederic Patitucci
Group Chief People &
Culture Officer

Michael Voegele
Chief Global Digital &
Information Officer

Stefano Volpetti
Chief Global Growth
Officer

[†] Lead Independent Director
[††] Not standing for re-election at the Annual Meeting of Shareholders on May 6, 2026.
[*] Executive Officer

Shareholder Information

Mailing Addresses

Headquarters
Philip Morris International Inc.
677 Washington Blvd.
Ste. 1100
Stamford, CT 06901
USA
www.pmi.com

Operations Center
Philip Morris Products S.A.
Avenue de Rhodanie 50
1007 Lausanne
Switzerland
www.pmi.com

Independent Auditors
PricewaterhouseCoopers SA
Avenue C.F. Ramuz 45
1001 Lausanne
Switzerland

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
USA

2026 Virtual Annual Meeting of Shareholders
The Philip Morris International Inc. Annual Meeting of Shareholders will be held solely online via a live webcast on Wednesday, May 6, 2026, at 9:00 a.m. Eastern Daylight Time. For further information, call toll-free: 1-866-713-8075

Shareholder Publications
Philip Morris International Inc. makes a variety of publications and reports publicly available. These include the Annual Report, news releases and other publications. For copies, please visit: www.pmi.com/investors

Philip Morris International Inc. makes available free of charge its filings (including proxy statements and reports on Forms 10-K, 10-Q and 8-K) with the U.S. Securities and Exchange Commission. For copies, please visit: www.pmi.com/SECfilings

If you do not have Internet access, you may call our Shareholder Publications Center toll-free: 1-866-713-8075

Shareholder Response Center
Computershare Trust Company, N.A., our transfer agent, will answer questions about your accounts, certificates, dividends or the Direct Stock Purchase and Dividend Reinvestment Plan. U.S. and Canadian shareholders may call toll-free: 1-877-745-9350
From outside the U.S. or Canada, shareholders may call:
1-781-575-4310
Postal address:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
USA
E-mail address:
pmi@computershare.com

Direct Stock Purchase and Dividend Reinvestment Plan
Philip Morris International Inc. offers a Direct Stock Purchase and Dividend Reinvestment Plan, administered by Computershare. For more information, or to purchase shares directly through the Plan, please contact Computershare.

Trademarks
Trademarks and service marks in this report are the registered property of, or licensed by, the subsidiaries of Philip Morris International Inc. and are italicized or shown in their logo form.

Stock Exchange Listings
Philip Morris International Inc. is listed on the New York Stock Exchange (ticker symbol "PM") and on the SIX Swiss Exchange (ticker symbol "PMI").

Internet Access Helps Reduce Costs
As a convenience to shareholders and an important cost-reduction measure, you can register to receive future shareholder materials (e.g., Annual Report and proxy statement) via the Internet. Shareholders also can vote their proxies via the Internet. For complete instructions, please visit: www.pmi.com/investors

To eliminate duplicate mailings, please contact Computershare (if you are a registered shareholder) or your broker (if you hold your stock through a brokerage firm).

Additional Information
Information on our website is not, and shall not be deemed to be, a part of this report or incorporated into any filings we make with the SEC.

PMI Investor Relations Mobile App
Our Investor Relations mobile application provides users with easy, dynamic and comprehensive access to the company's Investor Relations information, such as stock quotes, press releases, SEC filings, investor materials, and live and archived webcast playback of earnings calls and investor presentations. The free mobile application is available to download from the Apple App Store for iOS devices and Google Play for Android devices.

iOS


Android


Philip Morris International: A Global Smoke-Free Champion
Philip Morris International is a leading international consumer goods company, actively delivering a smoke-free future and evolving its portfolio for the long term to include products outside of the tobacco and nicotine sector. The company's current product portfolio primarily consists of cigarettes and smoke-free products, including heat-not-burn, nicotine pouch and e-vapor products. Our smoke-free products are available for sale in over 105 markets, and as of December 31, 2025 PMI estimates they were used by over 43 million legal-age consumers around the world, many of whom have moved away from cigarettes or significantly reduced their consumption. The smoke-free business accounted for 41.5% of PMI's full year 2025 total net revenues. Since 2008, PMI has invested over $16 billion to develop, scientifically substantiate and commercialize innovative smoke-free products for adults who would otherwise continue to smoke, with the goal of completely ending the sale of cigarettes. This includes the building of world-class scientific assessment capabilities, notably in the areas of pre-clinical systems toxicology, clinical and behavioral research, as well as post-market studies. Following a robust science-based review, the U.S. Food and Drug Administration has authorized the marketing of Swedish Match's *General* snus and *ZYN* nicotine pouches and versions of PMI's *IQOS* devices and consumables - the first-ever such authorizations in their respective categories. Versions of *IQOS* devices and consumables and *General* snus also obtained the first-ever Modified Risk Tobacco Product authorizations from the FDA. With a strong foundation and significant expertise in life sciences, PMI has a long-term ambition to expand into wellness areas. References to "PMI", "we", "our" and "us" mean Philip Morris International Inc., and its subsidiaries. For more information, please visit www.pmi.com and www.pmiscience.com.



FSC
www.fsc.org
MIX
Paper from
responsible sources
FSC® C103568

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-33708
PHILIP MORRIS INTERNATIONAL INC.
(Exact name of registrant as specified in its charter)

Virginia	**13-3435103**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

677 Washington Blvd, Suite 1100

Stamford

Connecticut	**06901**
(Address of principal executive offices)	**(Zip Code)**

203-905-2410
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	PM	New York Stock Exchange
2.750% Notes due 2026	PM26A	New York Stock Exchange
2.875% Notes due 2026	PM26	New York Stock Exchange
0.125% Notes due 2026	PM26B	New York Stock Exchange
3.125% Notes due 2027	PM27	New York Stock Exchange
3.125% Notes due 2028	PM28	New York Stock Exchange
2.875% Notes due 2029	PM29	New York Stock Exchange
3.375% Notes due 2029	PM29A	New York Stock Exchange
2.750% Notes due 2029	PM29D	New York Stock Exchange
3.750% Notes due 2031	PM31B	New York Stock Exchange
0.800% Notes due 2031	PM31	New York Stock Exchange
3.250% Notes due 2032	PM32	New York Stock Exchange
3.125% Notes due 2033	PM33	New York Stock Exchange
2.000% Notes due 2036	PM36	New York Stock Exchange
1.875% Notes due 2037	PM37A	New York Stock Exchange
6.375% Notes due 2038	PM38	New York Stock Exchange
1.450% Notes due 2039	PM39	New York Stock Exchange
4.375% Notes due 2041	PM41	New York Stock Exchange

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
4.500% Notes due 2042	PM42	New York Stock Exchange
3.875% Notes due 2042	PM42A	New York Stock Exchange
4.125% Notes due 2043	PM43	New York Stock Exchange
4.875% Notes due 2043	PM43A	New York Stock Exchange
4.250% Notes due 2044	PM44	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2025, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $283 billion based on the closing sale price of the common stock as reported on the New York Stock Exchange.

Class	Outstanding at January 30, 2026
Common Stock, no par value	1,556,679,579 shares

DOCUMENTS INCORPORATED BY REFERENCE

	Parts Into Which Incorporated
Portions of the registrant's definitive proxy statement for use in connection with its annual meeting of shareholders to be held on May 6, 2026, to be filed with the Securities and Exchange Commission on or about March 26, 2026.	Part III

TABLE OF CONTENTS

In this report, "PMI," "we," "us" and "our" refers to Philip Morris International Inc. and its subsidiaries.

Trademarks and service marks in this report are the registered property of, or licensed by, the subsidiaries of Philip Morris International Inc. and are italicized.

PART I

Item 1. *Business.*

General Development of Business

General

Philip Morris International Inc. is a Virginia holding company incorporated in 1987. In March 2008, we became a U.S. public company listed on the New York Stock Exchange and subject to the rules of the U.S. Securities and Exchange Commission (the "SEC"). We are a leading international consumer goods company, actively delivering a smoke-free future and evolving our portfolio for the long term to include products outside of the tobacco and nicotine sector. Our current product portfolio primarily consists of cigarettes and smoke-free products, including heat-not-burn, nicotine pouch and e-vapor products. Since 2008, we have invested over $16 billion to develop, scientifically substantiate and commercialize innovative smoke-free products for adults who would otherwise continue to smoke, with the goal of completely ending the sale of cigarettes. This investment includes the building of world-class scientific assessment capabilities, notably in the areas of pre-clinical systems toxicology, clinical and behavioral research, as well as post-market studies. In November 2022, we acquired Swedish Match AB ("Swedish Match") – a leader in oral nicotine delivery – creating a global smoke-free combination led by the companies' *IQOS* and *ZYN* brands. As of April 30, 2024, we hold the full rights to commercialize *IQOS* in the U.S. after reaching an agreement to end our U.S. commercial relationship covering *IQOS* with Altria Group, Inc. in 2022. Following a robust science-based review, the U.S. Food and Drug Administration (the "FDA") has authorized the marketing of Swedish Match's *General* snus and *ZYN* nicotine pouches and versions of PMI's *IQOS* devices and consumables - the first-ever such authorizations in their respective categories. Versions of *IQOS* devices and consumables and *General* snus also obtained the first-ever Modified Risk Tobacco Product ("MRTP") authorizations from the FDA. We describe the MRTP orders in more detail in the "Business Environment" section of Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*.

With a strong foundation and significant expertise in life sciences, PMI has a long-term ambition to expand into wellness areas. The business strategy of our wellness unit, Aspeya, currently focuses on developing and commercializing primarily oral consumer wellness offerings. This includes medical and non-recreational cannabinoid products (including CBD), in line with applicable regulatory requirements, though any revenue related to cannabinoids is expected to be negligible in the near to medium term.

Smoke-Free Business ("SFB") is the term PMI uses to refer to all of its smoke-free products. SFB also includes wellness products, as well as consumer accessories, such as lighters and matches.

Smoke-free products (also referred to herein as "SFPs") is the term PMI uses to refer to all of its products that provide nicotine without combusting tobacco, such as heat-not-burn, e-vapor, and oral smokeless, and that therefore generate far lower levels of harmful chemicals. As such, these products have the potential to present less risk of harm versus continued smoking.

We have a range of SFPs in various stages of development, scientific assessment and commercialization. Our smoke-free products are designed for, and directed toward, current adult smokers and adult users of nicotine-containing products. We put significant effort to restrict access of our products from underage persons. We believe regulation must include measures designed to prevent youth initiation; and we also support and engage with relevant authorities to seek sensible regulation of flavors, mandated health warnings and minimum age laws.

Our *IQOS* smoke-free product brand portfolio includes heated tobacco and nicotine-containing vapor products. It uses a precisely controlled heating device into which a specially designed and proprietary tobacco unit is inserted and heated to generate an aerosol. Heated tobacco units ("HTUs") is the term we use to refer to heated tobacco consumables, which include our *BLENDS*, *DELIA*, *HEETS*, *HEETS Creations* (defined collectively as "*HEETS*"), *SENTIA*, *TEREA, TEREA CRAFTED and TEREA Dimensions,* as well as the KT&G-licensed brands, *Fiit* and *Miix* (outside of South Korea). HTUs also include zero tobacco heat-not-burn consumables (*LEVIA*). *IQOS* was first introduced in Nagoya, Japan, in 2014.

IQOS, ZYN and *VEEV* are the leading brands in our SFPs portfolio. As of December 31, 2025, our smoke-free products were available for sale in 106 markets. With regard to modern oral pouches, we increased our presence to 56 markets.

Our cigarettes are sold in approximately 170 markets, and in many of these markets they hold the number one or number two market share position. We have a wide range of premium, mid-price and low-price brands. Our portfolio comprises both international and local brands and is led by *Marlboro*, the world's best-selling international cigarette, which accounted for approximately 43% of our total 2025 cigarette shipment volume. *Marlboro* is complemented in the premium-price category by *Parliament*. Our other leading international cigarette brands are *Chesterfield, L&M,* and *Philip Morris.* These five international cigarette brands contributed 81% of our cigarette shipment volume in 2025. We also own a number of important local cigarette brands, such as *Dji Sam Soe* and *Sampoerna A* in Indonesia, and *Fortune* and *Jackpot* in the Philippines.

Source of Funds — Dividends

We are a legal entity separate and distinct from our direct and indirect subsidiaries. Accordingly, our right, and thus the right of our creditors and stockholders, to participate in any distribution of the assets or earnings of any subsidiary is subject to the prior rights of creditors of such subsidiary, except to the extent that claims of our company itself as a creditor may be recognized. As a holding company, our principal sources of funds, including funds to make payment on our debt securities, are from the receipt of dividends and repayment of debt from our subsidiaries. Our principal wholly owned and majority-owned subsidiaries currently are not limited by long-term debt or other agreements in their ability to pay cash dividends or to make other distributions that are otherwise compliant with law, including governmental capital and foreign currency exchange controls.

Description of Business

Following the sale of Vectura Group Ltd. on December 31, 2024, we updated our segment reporting in January 2025 by including the ongoing Wellness results (previously referred to as Wellness & Healthcare) in the Europe segment. In addition, we renamed our "PMI Duty Free" business to "PMI Global Travel Retail" effective in the first quarter of 2025. As a result of this change, our segment that includes our duty free business was renamed East Asia, Australia & PMI Global Travel Retail ("EA, AU & PMI GTR").

As of December 31, 2025, our four geographical segments were as follows:

- Europe Region is headquartered in Lausanne, Switzerland, and covers all the European Union countries, Switzerland, the United Kingdom, and also Ukraine, Moldova and Southeast Europe; it also includes our Wellness business;

- South and Southeast Asia, Commonwealth of Independent States, Middle East and Africa Region ("SSEA, CIS & MEA") is headquartered in Dubai, United Arab Emirates. It covers South and Southeast Asia, the African continent, the Middle East, Turkey, as well as Israel, Central Asia, Caucasus and Russia;

- East Asia, Australia, and PMI Global Travel Retail ("EA, AU & PMI GTR") is headquartered in Hong Kong, and includes the consolidation of our global travel retail business with East Asia & Australia; and

- Americas Region is headquartered in Stamford, Connecticut, and covers the United States, Canada and Latin America.

As communicated in the fourth quarter of 2025, with our smoke-free business now operating at scale across our regions, including substantial growth from our U.S. business, we have implemented an evolved organizational model with two primary business units: International and U.S. The updated organizational structure is designed to enhance our agility and to support our journey to become a smoke-free company under the leadership of Jacek Olczak, Group CEO of PMI. This change was implemented effective January 1, 2026, and as a result we realigned our reportable segments accordingly. The four geographic segments have been replaced with three new reportable segments: International Smoke-Free, International Combustibles, and U.S. As of the first quarter of 2026, our reporting will reflect these changes.

Our shipment volume in 2025, including cigarettes and smoke-free products (in equivalent units) were as follows:

Full-Year 2025

	Total PMI	SFP	*HTU*	*Oral SFP*	*E-vapor*	Cigarettes
Total Shipment Volume (equivalent units in billions)	**786.5**	**179.1**	*155.1*	*20.7*	*3.3*	**607.4**
vs. 2024	1.4%	12.8%	*11.0%*	*18.5%*	*+100%*	(1.5)%

Oral smoke-free products conversion: (i) nicotine pouches (units): 15 pouches per can in the U.S. and approximately 20 pouches per can outside the U.S.; (ii) snus products: weighted average 21 pouches equivalent per can; (iii) moist snuff products: weighted average 17 pouches equivalent per can; (iv) tobacco bits products: weighted average 30 pouches equivalent per can; (v) chew bags products: weighted average 20 pouches per can.

E-vapor products conversion: one milliliter of e-vapor liquid equivalent to 10 units.

References in this Form 10-K to total international market, defined as worldwide cigarette and heated tobacco unit volume, excluding the United States, total industry (or total market) and market shares, are our estimates for tax-paid and Global Travel Retail products based on data from a number of internal and external sources, and may, in defined instances, exclude China. Past reported periods may be updated to ensure comparability and to incorporate the most current information for industry and market share reporting.

Unless otherwise stated, references to total industry and our market share performance reflect cigarettes and heated tobacco units.

Key data regarding total market and market share were as follows:

	2025	2024	2023
Total Market, billion units (excluding China and the U.S.)	**2,587**	2,596	2,560
Total International Market Share [1]	**29.2%**	29.0%	28.6%
Cigarettes	**23.4%**	23.7%	23.8%
HTU	**5.8%**	5.3%	4.7%
PMI Cigarette over Cigarette Market Share [2]	**25.3%**	25.5%	25.4%
Marlboro Cigarette over Cigarette Market Share [3]	**10.7%**	10.2%	9.8%

(1) Defined as PMI's cigarette and heated tobacco unit in-market sales volume as a percentage of total industry cigarette and heated tobacco unit sales volume, excluding China and the U.S., including cigarillos in Japan

(2) Defined as PMI's cigarette in-market sales volume as a percentage of total industry cigarette sales volume, excluding China and the U.S., including cigarillos in Japan

(3) Defined as *Marlboro*'s cigarette in-market sales volume as a percentage of total industry cigarette sales volume, excluding China and the U.S., including cigarillos in Japan

Note: Sum of share of market by product categories might not foot to total due to roundings

We have a market share of at least 15% in approximately 100 markets, including Algeria, Argentina, Australia, Austria, Brazil, the Czech Republic, Egypt, France, Germany, Greece, Hong Kong, Hungary, Indonesia, Italy, Japan, Kazakhstan, Mexico, the Netherlands, the Philippines, Poland, Portugal, Romania, Russia, Saudi Arabia, the Slovak Republic, South Korea, Spain, Switzerland and Turkey.

Distribution & Sales

Our main types of distribution and sales are tailored to the characteristics of each market and are often used simultaneously:

- Direct sales and distribution, where we sell directly to the retailers;
- Distribution through independent distributors that often distribute other fast-moving consumer goods and are responsible for distribution in a particular market;
- Exclusive zonified distribution, where the dedicated multicategory product distributors are assigned to exclusive territories within a market;
- Distribution through national or regional wholesalers that then supply the retail trade;
- Our own e-commerce infrastructure for product sales to trade partners and to consumers; and
- Our own brand retail infrastructure for our SFPs and accessories for sales to consumers.

Competition

We are subject to highly competitive conditions in all aspects of our business. We compete primarily on the basis of product quality, brand recognition, brand loyalty, taste, R&D, innovation, packaging, customer service, marketing, advertising and retail price.

The competitive environment and our competitive position can be significantly influenced by weak economic conditions; erosion of consumer confidence; competitors' introduction of lower-price products or innovative products; adult smoker willingness to convert to our SFPs; higher product taxes; higher absolute prices and larger gaps between retail price categories; and product regulation that diminishes the ability to differentiate products, restricts adult consumer access to truthful and non-misleading information about our SFPs, or disproportionately impacts the commercialization of our products in relation to our competitors.

Competitors in our industry include Altria Group, Inc., British American Tobacco plc, Japan Tobacco Inc., Imperial Brands plc, new market entrants, particularly with respect to innovative products, several regional and local tobacco companies and, in some instances, state-owned tobacco enterprises, principally in Algeria, Egypt, China, Taiwan, Thailand and Vietnam. Some of our competitors have different profit, volume and regulatory objectives, and some international competitors may be less susceptible than PMI to changes in currency exchange rates. Some market participants who sell products that directly compete with ours are circumventing applicable regulations or adopting regulatory interpretations that, in the absence of regulatory intervention and/or enforcement, could lead to an unfair competitive environment in certain markets where we operate. Certain SFP competitors may alienate consumers from innovative products through inappropriate marketing campaigns, messaging and inferior product satisfaction, and without scientific substantiation based on appropriate R&D protocols and standards. The growing use of digital media could increase the speed and extent of the dissemination of inaccurate and misleading information about our SFPs, all of which could have a material adverse effect on our profitability and results of operations.

Procurement and Raw Materials

We purchase tobacco leaf of various types, grades and styles throughout the world, mostly through independent international tobacco suppliers. In 2025, we also contracted directly with farmers in several countries, including Argentina, Brazil, Italy, Pakistan and Poland. In 2025, direct sourcing from farmers represented approximately 23% of PMI's global leaf requirements. The largest supplies of tobacco leaf are sourced from Argentina, Brazil, China, India, Italy, Indonesia (mostly for domestic use in kretek products), Malawi, Mozambique, the Philippines, Turkey and the United States. We believe that there is a sufficient supply of tobacco leaf in the world markets to satisfy our current and anticipated production requirements.

Given the global reach of our value chain, properly managing land and water resources and utilizing a geographically diversified sourcing strategy for agricultural products are priorities as we seek to increase the resilience of our production systems and minimize operational risks. We conduct a global water risk assessment annually in tobacco-growing regions to identify potential hotspots for physical water risks that require adaptation measures. Our water stewardship strategy includes guidance for applying a landscape approach to water optimization projects, protecting natural resources and recharge areas, and improving the efficiency of irrigation systems to integrate better farm water management.

In 2025, we purchased a wide variety of direct materials from a total of approximately 350 suppliers. The four most significant direct materials that we purchase are printed paper board used in packaging, acetate tow used in filter making, fine paper used in the manufacturing of cigarettes and heated tobacco units, and susceptors used for *TEREA* and other consumables. In addition, the adequate supply and procurement of cloves are of particular importance to our Indonesian business. For our oral smoke-free products, direct materials include plastic cans and lids for nicotine pouches and traditional snus products, nicotine salt or nicotine premix for nicotine pouches, pouch material for individual pouchmaking and additives. In 2025, our top ten suppliers of direct materials combined represented approximately 60% of our total direct materials purchases.

Additionally, we purchase electronic devices, which are made by various electronic manufacturing services providers ("EMS"). The components used in the assembly of these devices can be made by the EMS or purchased from other suppliers. These components include mechanical parts, electrical and electromechanical components, batteries, semiconductors, and packaging materials.

We discuss the details of our supply chain for our SFPs in Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* of this Annual Report on Form 10-K ("Item 7") in *Business Environment—Reduced-Risk Products*.

Business Environment

Information called for by this Item is hereby incorporated by reference to the paragraphs in Item 7, *Business Environment* to this Annual Report on Form 10-K.

Other Matters

Customers

As described in more detail in "*Distribution & Sales*" above, in many of our markets we sell our products to distributors. In 2025, sales to a distributor in the Europe Region and a distributor in the EA, AU & PMI GTR Region each amounted to 10 percent or more of our consolidated net revenues. See Item 8, Note 11. *Segment Reporting* for more information. We believe that none of our business segments is dependent upon a single customer or a few customers, the loss of which would have a material adverse effect on our consolidated results of operations. In some of our markets, particularly in the Europe, SSEA, CIS & MEA, and EA, AU & PMI GTR Regions, a loss of a distributor may result in a temporary market disruption.

Human Capital

Our Workforce. At December 31, 2025, we employed approximately 84,900 people worldwide, including full-time, temporary and part-time staff. Our businesses are subject to a number of laws and regulations relating to our relationship with our employees. Generally, these laws and regulations are specific to the location of each business. We engage with legally recognized employee representative bodies and we have collective bargaining agreements in several of the countries in which we operate. In addition, in accordance with E.U. requirements, we have established a European Works Council composed of management and elected members of our workforce. We believe we maintain good relations with our employees and their representative organizations.

Our Internal Transformation. To be successful in our transformation to a smoke-free future, we must continue transforming our culture and ways of working, align our talent with our business needs, successfully integrate acquired businesses and innovate to become a truly consumer-centric business. To achieve our strategic goals, we need to attract, retain, develop and motivate the best global talent, talent that is diverse and has the right degree of experience, competencies and skills. Our compensation and benefit programs are set at the levels that we believe are necessary to attract the best talent and remain competitive with other consumer product companies.

Oversight and Management. Our Board of Directors (the "Board") provides oversight of various matters pertaining to our workforce. The Compensation and Leadership Development Committee of the Board is responsible for executive compensation matters and oversight of the risks and programs related to human capital management. Our Code of Conduct and Corporate Governance Guidelines highlight our commitment to ethical business conduct and honesty, respect, and fairness.

Collaborative Culture. We are proud of the global reach of our company, with approximately 170 markets where we have sold our products, and with employees representing more than 130 nationalities as of December 31, 2025. We reflect the demographics of the countries, communities, and consumers we serve, which is key to the variety of thought, innovation, and consumer-centric approach that enables us to deliver a smoke-free future.

Our focus is on fostering a performance-driven and collaborative culture, recognizing the value of our global workforce and their contributions. We remain committed to the impact, growth, and well-being of our employees, providing them with the right environment, support, and resources for their careers and professional development.

These principles are codified in our cultural values, which we call the PMI DNA, and we embed these principles throughout our people and business guidelines, practices, and systems.

As the first multinational company to receive a global EQUAL-SALARY certification from the EQUAL-SALARY Foundation in 2019, we completed another year of market level reviews with success and maintained our global certification. We believe this certification is a valuable component in our reputation as an employer.

Government Regulation

As a company with global operations in a heavily regulated industry, we are subject to multiple laws and regulations of the jurisdictions in which we operate. We discuss our regulatory environment in Item 7, *Business Environment*.

The regulatory landscape related to environmental matters is rapidly evolving. We closely monitor these developments and implement initiatives addressing PMI's priorities in line with our sustainability strategy. In particular, we are subject to international, national, and local environmental laws and regulations in the countries in which we do business. We have specific programs across our business units designed to meet, and where required, report on, applicable environmental compliance requirements.

Our environmental and occupational health and safety management program takes into account our policies, standard practices and procedures at our manufacturing centers, and, where required, we obtain external third party certification to validate the effectiveness of our management programs. Our subsidiaries expect to continue to make investments in order to drive improved performance and maintain compliance with environmental laws and regulations. We assess and report to our management the compliance status of our legal entities on a regular basis. Based on current regulations, the management and controls we have in place and our review of environmental risks, expenditures related to such matters have not had, and are not expected to have, a material adverse effect on our consolidated results of operations, capital expenditures, financial position, earnings or competitive position.

In Item 1A. *Risk Factors*, we provide additional details related to risks that could significantly affect our financial results, including regulatory initiatives that could result in a significant decrease in demand for our brands or increase our cost of operation.

We discuss additional information regarding regulatory matters relating to environmental matters in Item 7, *Environmental and Social Laws and Regulations*.

Information About Our Executive Officers

The disclosure regarding executive officers is hereby incorporated by reference to the discussion under the heading "Information about our Executive Officers as of February 6, 2026" in Part III, Item 10. *Directors, Executive Officers and Corporate Governance* of this Annual Report on Form 10-K ("Item 10").

Intellectual Property

Our trademarks are valuable assets, and their protection and reputation are essential to us. We own the trademark rights to all of our principal brands, including *Marlboro* (outside of the U.S.), *HEETS, IQOS*, *IQOS ILUMA, TEREA*, *VEEV* and *ZYN,* or have the right to use them in all countries in which these brands are advertised or sold.

In addition, we have a large number of granted patents and pending patent applications worldwide. Our patent portfolio, as a whole, is material to our business. However, no one patent, or group of related patents, is material to us. We also have registered industrial designs, as well as unregistered proprietary trade secrets, technology, know-how, processes and other unregistered intellectual property rights.

Effective January 1, 2008, PMI entered into an Intellectual Property Agreement with Philip Morris USA Inc., a wholly owned subsidiary of Altria Group, Inc. ("PM USA"). The Intellectual Property Agreement allocates ownership of jointly funded intellectual property as follows:

- PMI owns all rights to jointly funded intellectual property outside the United States, its territories and possessions; and

- PM USA owns all rights to jointly funded intellectual property in the United States, its territories and possessions.

The parties agreed to submit disputes under the Intellectual Property Agreement first to negotiation between senior executives and then to binding arbitration.

An agreement was reached with PM USA in 2022 relating to *IQOS* commercialization rights in the U.S. including, among other things, an agreement relating to intellectual property rights consistent with the commercialization rights for relevant *IQOS* products.

On February 1, 2024, Philip Morris Products S.A., an indirect, wholly-owned subsidiary of PMI, and Nicoventures Trading Limited, an indirect, wholly-owned subsidiary of British American Tobacco p.l.c., entered into a settlement agreement (the "Settlement Agreement") for an eight-year term, under which, among other things: (i) certain pending legal proceedings (the "Proceedings") between them concerning certain of their respective products were dismissed with prejudice, subject to certain limited exceptions, and without admission of liability; (ii) the Limited Exclusion Order and Cease and Desist Order issued by the International Trade Commission on September 29, 2021, prohibiting the importation of certain heat-not-burn products by PMI and its affiliates into the United States was rescinded; and (iii) any injunctions granted to either party in the Proceedings were fully and finally discharged, without admission of liability.

The parties have also agreed to certain covenants not to sue on a perpetual, royalty-free basis or on a royalty-bearing basis, subject to the terms and conditions set forth in the Settlement Agreement, and, among other things, both parties may introduce certain heat-not-burn and vapor products under the Settlement Agreement (including certain evolutions of the existing heat-not-burn and e-vapor products, and certain variants and product line extensions of heat-not-burn and e-vapor products), which products may be royalty-bearing or royalty-free depending on the patents of the other party that may have been used in the development thereof.

Seasonality

Our business segments are not significantly affected by seasonality, although in certain markets cigarette consumption may be lower during the winter months due to the cold weather and may rise during the summer months due to outdoor use, longer daylight, and tourism. However, we typically experience higher SFP adult user growth in the first half of each year versus the second half of each year due to seasonal influences.

Available Information

We are required to file with the SEC annual, quarterly and current reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which investors can electronically access our SEC filings.

We make available free of charge on, or through, our website at www.pmi.com our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Investors can access our filings with the SEC by visiting www.pmi.com.

The information on our website is not, and shall not be deemed to be, a part of this report or incorporated into any other filings we make with the SEC.

Item 1A. *Risk Factors.*

The following risk factors should be read carefully in connection with evaluating our business and the forward-looking statements contained in this Annual Report on Form 10-K. Any of the following risks could materially adversely affect our business, our operating results, our financial condition and the actual outcome of matters as to which forward-looking statements are made in this Annual Report on Form 10-K.

Forward-Looking and Cautionary Statements

We may from time to time make written or oral forward-looking statements, including statements contained in this Annual Report on Form 10-K and other filings with the SEC, in reports to investors and in press releases and investor webcasts. You can identify these forward-looking statements by use of words such as "strategy," "expects," "continues," "plans," "anticipates," "believes," "will," "aspires," "estimates," "intends," "projects," "aims," "goals," "targets," "forecasts" and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in our securities. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. We elaborate on these and other risks we face throughout this document, particularly in Item 7, *Business Environment*. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. We do not undertake to update any forward-looking statement that we may make from time to time, except in the normal course of our public disclosure obligations.

Overall Business Risks

We may be unsuccessful in our efforts to introduce, commercialize, and grow smoke-free products in existing and new markets, and regulators may prohibit or significantly restrict the commercialization of these products or the communication of scientifically substantiated information and claims.

Our strategic priority is the continued introduction, commercialization, and growth of our SFPs and if these efforts are not successful, in key markets or systematically, our financial results and future growth prospects may be materially adversely impacted. If other market participants are more successful in these efforts or if SFP categories where we hold a competitive advantage are inequitably regulated compared to cigarettes or other SFP categories without regard to the totality of the scientific evidence available for such products, we may be at a competitive disadvantage. In addition, actions of some market participants, such as the inappropriate marketing of e-vapor products to youth, as well as alleged health consequences associated with the use of certain SFPs, may unfavorably impact public opinion and/or mischaracterize the health consequences of our SFPs to consumers, regulators and policy makers without regard to the totality of scientific evidence available for specific products. This may impede our efforts to advocate for the development and maintenance of science-based regulatory frameworks for the development and commercialization of SFPs. We cannot predict the extent to which regulators will permit — or continue to permit — the sale and/or marketing of SFPs and regulatory restrictions have, and could further limit, the commercialization of our SFPs.

Additionally, any claims, regardless of merit, challenging our research and clinical data available to date, may impact the development and maintenance of science-based regulatory frameworks for the commercialization of the SFP category and the commercialization of the SFP category in general.

Our SFPs and commercial activities for these products are designed for, and directed toward, current adult smokers and adult users of nicotine-containing products. We also put significant effort to restrict access of our products from underage persons. Despite our efforts, technological, operational, regulatory and/or commercial developments might impact the implementation or effectiveness of youth access prevention mechanisms and surrounding infrastructure. If there is significant usage, whether actual or perceived, of our products or competitive products among youth or non-nicotine users, even in situations over which we have no control, our reputation and credibility may suffer, the regulatory approach to our products may become more restrictive, and our efforts to advocate for the development of science-based regulatory frameworks for the development and commercialization of SFPs may be significantly impacted.

Consumption of tax-paid cigarettes continues to decline in many of our markets.

This decline is due to multiple factors, including increased taxes and pricing, governmental actions, the diminishing social acceptance of smoking, health concerns, competition, continuing economic and geopolitical uncertainty, and the continuing prevalence of illicit products. These factors and their potential consequences are discussed more fully below and in Item 7, Business Environment. The decline in the consumption of cigarettes could have a material adverse effect on our revenues, cash flows and profitability, which in turn may have a material adverse effect on our ability to fund our smoke-free transformation.

Our business faces significant governmental actions aimed at increasing regulatory requirements with the goal of reducing or preventing the use of tobacco or nicotine-containing products.

Governmental actions, combined with the diminishing social acceptance of smoking and private actions to restrict smoking, have resulted in reduced industry volumes for our combustible products in many of our markets, and we expect that such factors will continue to reduce combustible consumption levels and will increase down-trading and the risk of counterfeiting, contraband, illicit trade and cross-border purchases.

Governmental actions to restrict or entirely prohibit the use of certain SFP categories have also been considered or adopted in various jurisdictions. A significant factor influencing these developments are reports issued by the World Health Organization (the "WHO") and Framework Convention on Tobacco Control (the "FCTC"), and related proposals, which make a number of policy recommendations on SFPs that, if implemented, could restrict both the availability of these products and the access to accurate information about them. These reports and proposals are not binding on the WHO Member States or on parties to the FCTC, and so it is not possible to predict the extent to which any of the reports or proposals are implemented into regulations by Member States. However, these proposed guidance documents could ultimately lead to restrictions on the availability of certain of our SFPs or access to accurate information about them in one or more of our current or future markets, which could have a material adverse effect on our financial results and growth prospects.

We anticipate that significant regulatory restrictions will continue to be considered and adopted in many markets. Regulatory initiatives that have been contemplated, proposed, introduced, or enacted by governmental authorities in various jurisdictions include:

- restrictions on or licensing of outlets permitted to sell tobacco or nicotine-containing products;

- the levying of substantial and increasing tax and duty charges;

- restrictions or bans on advertising, marketing and sponsorship;

- the display of larger health warnings, graphic health warnings and other labeling requirements;

- restrictions on packaging design, including the use of colors, and mandating plain packaging;

- restrictions on packaging and cigarette formats and dimensions;

- restrictions or bans on the display of product packaging at the point of sale and restrictions or bans on vending machines;

- generation sales bans, under which the sale of certain tobacco or nicotine-containing products to people born after a certain year would be prohibited;

- requirements regarding testing, disclosure and performance standards for tar, nicotine, carbon monoxide and/or other smoke or product constituents;

- disclosure, restrictions, or bans of tobacco and nicotine-containing product ingredients, components or other product features, including bans on the flavors of certain tobacco and nicotine-containing products, and restrictions on certain device features;

- increased restrictions on smoking and use of tobacco and nicotine-containing products in public or private spaces, both indoors or outdoors;

- restrictions or prohibitions of novel tobacco or nicotine-containing products or related devices;

- elimination of duty free sales and duty free allowances for travelers;

- restrictions in terms of importing or exporting our products impacting our logistics activities and ability to ship our products;

- encouraging litigation against tobacco companies; and

- excluding tobacco companies from transparent public dialogue regarding public health and other policy matters.

Our financial results could be materially affected by regulatory initiatives resulting in a significant decrease in demand for our brands. More specifically, requirements that lead to a commoditization of tobacco products or impede adult consumers' ability to access and convert to our SFPs, as well as any significant increase in the cost of complying with new regulatory requirements, could have a material adverse effect on our financial results and growth prospects.

The success of our business in the United States is dependent on an evolving legal and regulatory framework.
Federal, state or local government action, including regulatory actions and inaction by the FDA, may have a material adverse impact on our commercialization of SFPs and in our business in the United States. The FDA's premarket tobacco product and modified risk tobacco product authorizations of two versions of our *IQOS* product as well as the premarket tobacco authorizations of 20 varieties of *ZYN* nicotine pouches are subject to strict marketing, reporting and other requirements. Although we have received these authorizations from the FDA, there is no guarantee that the products will remain authorized for sale in the United States, or that new versions of *IQOS* or other *ZYN* products will receive authorizations, particularly if there is a significant uptake in youth or non-nicotine user initiation.

The commercialization of our products in the United States is dependent on successfully managing compliance with federal, state, and local laws, regulations, legal agreements, and related interpretations. Failure to successfully manage compliance and to resolve any disputes that may arise regarding the application of legal and administrative requirements to our products could negatively impact the timing, manner, or success of our SFP commercialization in the United States, which could in turn have a material adverse effect on our results of operations, revenues, cash flows, or profitability.

We face intense competition, and our failure to compete effectively could have a material adverse effect on our profitability and results of operations.
We are subject to highly competitive conditions in all aspects of our business. See Item 1, Business—Competition for a description of the competitive environment in which we operate. The competitive environment and our competitive position can be significantly influenced by weak economic conditions; erosion of consumer confidence; competitors' introduction of lower-price products or innovative products; adult smoker willingness to convert to our SFPs; higher product taxes; higher absolute prices and larger gaps between retail price categories; unfair competition; and product regulation that diminishes the ability to differentiate products, restricts adult consumer access to truthful and non-misleading information about our SFPs, or disproportionately impacts the commercialization of our products in relation to our competitors.

Some of our competitors have different profit, volume and regulatory objectives, some international competitors may be less susceptible than PMI to changes in currency exchange rates, and some competitors may sell products in circumvention of applicable regulations that compete directly with our products. Certain SFP competitors may alienate consumers from innovative products through inappropriate marketing campaigns, messaging and inferior product satisfaction, and without scientific substantiation based on appropriate R&D protocols and standards, all of which could have a material adverse effect on our profitability and results of operations.

We may be unable to anticipate changes in adult consumer preferences.

Our business is subject to changes in adult consumer preferences and if we do not accurately assess market trends, are unable to adapt our product offerings to evolving consumer demands, or face challenges in product development, we could experience missed opportunities, supply chain challenges, reduced competitiveness, inefficient expenditures, and potential impacts on our customer base and brand reputation. Furthermore, restrictions pertaining to packaging, labeling, or promotional and advertising activities may limit our ability to effectively communicate product innovations intended to address changing adult consumer preferences. Any of these factors could have a material adverse effect on our results of operations, revenues, cash flows, profitability, and prospects for growth.

The financial and business performance of our smoke-free products is less predictable than our cigarette business.

Our SFPs compete in relatively new categories, and the pace at which adult smokers adopt them may vary, depending on the competitive, regulatory, fiscal and cultural environment, and other factors in a specific market. There may be periods of accelerated growth and periods of slower growth for these products, the timing and drivers of which may be more difficult for us to predict versus our mature cigarette business. The impact of this lower predictability on our projected results for a specific period may be significant, due to geopolitical or macroeconomic events that negatively impact SFP availability or adoption, which in turn may have a material adverse effect on our results of operations.

Our ability to grow profitability may be limited by our inability to introduce new products, enter new markets, maintain sufficient production capacity, or improve our margins through higher pricing and improvements in our brand and geographic mix.

Our profit growth may be materially adversely impacted if we are unable to introduce new products or enter new markets successfully, to meet the demand for our products with increased production capacity, to raise prices, or to improve the proportion of our sales of higher margin products and in higher margin geographies.

Our management uses certain key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions and such metrics may not accurately reflect all of the aspects of our business needed to make such evaluations and decisions, in particular as our business continues to evolve.

In addition to our consolidated financial results, our management regularly reviews a number of operating, performance, risk, and financial metrics, including various revenue, user and sales metrics (such as market shares, in-market sales, adjusted in-market sales, and SFP users) to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe that these metrics are representative of our current business; however, these metrics may not accurately reflect all aspects of our business and we anticipate that these metrics may change or may be substituted for additional or different metrics as our business evolves. Furthermore, in some instances the metrics are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant uncertainties and contingencies. If our management fails to account for other relevant information or to substitute the key business metrics they review as our business changes or if the assumptions or estimates underlying the metrics are inaccurate, their ability to accurately formulate financial projections and make strategic decisions may be compromised and our business, financial results and future growth prospects may be adversely impacted.

Our ability to achieve our strategic goals may be impaired if we fail to attract, motivate and retain the best global talent and effectively align our organizational design with the goals of our transformation.

To be successful, we must continue evolving our culture and ways of working, align our talent and organizational design with our increasingly complex business needs, and innovate and transform to a consumer-centric business. We compete for talent with companies in the consumer products, technology, pharmaceutical and other sectors that enjoy greater societal acceptance. As a result, we may be unable to attract, motivate and retain the best global talent with the right degree of diversity, experience and skills to achieve our strategic goals.

Risks Related to Taxation and Finance

Cigarettes are subject to substantial taxes. Significant increases in cigarette-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted in numerous jurisdictions. These tax increases may disproportionately affect our profitability and make us less competitive versus certain of our competitors.

Tax regimes, including excise taxes, sales taxes and import duties, can disproportionately affect the retail price of cigarettes versus other combustible tobacco products, or disproportionately affect the relative retail price of our cigarette brands versus cigarette brands manufactured by certain of our competitors. Because our portfolio is weighted toward the premium-price cigarette category, tax regimes based on sales price can place us at a competitive disadvantage in certain markets. Furthermore, our volume and profitability may be adversely affected in these markets.

In addition, increases in cigarette taxes are expected to continue to have an adverse impact on our sales of cigarettes, due to resulting lower consumption levels, a shift in sales from manufactured cigarettes to other combustible tobacco products and from the premium-price to the mid-price or low-price cigarette categories, where we may be under-represented, from local sales to cross-border purchases of lower price products, or to illicit products such as contraband, counterfeit and other non-compliant or otherwise illicit products.

Each of these risks could have a material adverse effect on our business, operations, results of operations, revenues, cash flows and profitability.

We may be unsuccessful in our efforts to differentiate smoke-free products and cigarettes with respect to taxation.
To date, we have been largely successful in demonstrating to regulators that our SFPs are not cigarettes due to the absence of combustion, and accordingly they are frequently taxed either as a separate category or as other tobacco products, which typically yields more favorable tax rates than cigarettes. Nevertheless, some jurisdictions have considered or adopted taxation regimes with SFP taxation rates approaching or equal to cigarettes and we are unable to predict whether new regulations, or reinterpretations of existing regulations, will result in SFPs being taxed in line with other tobacco products such as conventional cigarettes in additional jurisdictions, on a prospective or retroactive basis. If we are not successful in our efforts to maintain differentiation, SFP unit margins may be materially adversely affected, which in turn may have a material adverse effect on our results of operations, revenues, cash flows, and profitability.

Changes in the earnings mix and changes in tax laws may result in significant variability in our effective tax rates. Our ability to receive payments from foreign subsidiaries or to repatriate royalties and dividends could be restricted by local country currency exchange controls and other regulations.
We are subject to income tax laws in the United States and numerous foreign jurisdictions. Changes in the tax laws of foreign jurisdictions could arise as a result of the base erosion and profit shifting project undertaken by the Organisation for Economic Co-operation and Development (the "OECD"), which could have a material adverse impact on our effective tax rate thereby reducing our net earnings. Such changes, as well as changes in taxing jurisdictions' administrative interpretations, decisions, policies, or positions, could also have a material adverse impact on our effective tax rate thereby reducing our net earnings. Currently, many countries have enacted or taken actions to align with the OECD's framework on a global minimum tax (referred to as "Pillar Two"), effective for taxable years beginning after December 31, 2023. In future periods, our ability to recover deferred tax assets could be subject to additional uncertainty as a result of such developments. Furthermore, changes in the earnings mix or applicable foreign tax laws may result in significant variability in our effective tax rates.

Unstable geopolitical conditions or events in certain markets, including international conflicts, civil unrest, acts of war, terrorism, governmental changes, or changes in international relations could result in negative tax impacts. As a result of Russia's invasion of Ukraine, certain taxing jurisdictions, including the U.S., have proposed punitive tax legislation applicable to companies doing business in Russia, which could also have a material adverse impact on our effective tax rate if enacted thereby reducing our net earnings.

We are a U.S. holding company whose most significant source of funds is distributions from our non-U.S. subsidiaries. Certain countries in which we operate have adopted or could institute currency exchange controls and other regulations or policies that limit or prohibit our local subsidiaries' ability to convert local currency into U.S. dollars or to make payments outside the country. This could subject us to the risks of local currency devaluation and business disruption.

Disruptions in the credit markets or changes to our credit ratings may adversely affect our business.
We currently generate significant cash flows from ongoing operations and have access to global credit markets through our various short- and long- term financing activities. Our financial performance, our credit ratings, interest rates, the stability of financial institutions with which we partner, geopolitical or national developments, the stability and liquidity of the credit markets and the state of the global economy could affect the availability and cost of financing.

Disruption in the credit markets, limitations on our ability to borrow, slower than anticipated debt deleveraging, or a downgrade of our current credit rating could increase our future borrowing costs which could materially and adversely affect our financial condition and results of operations. In addition, tighter or more volatile credit markets may lead to business disruptions for certain of our suppliers, contract manufacturers or trade customers which could, in turn, adversely impact our business, results of operations, cash flows and financial condition.

We may be required to write down assets due to impairment, which could have a material adverse effect on our results of operations or financial position.

We continuously monitor the values of our long-lived assets, reporting units, intangible assets, as well as investments in equity securities, to determine whether events or changes in circumstances indicate that an impairment exists. We also test goodwill and non-amortizable intangible assets for impairment annually. The values of these assets may be affected by several factors, including general macroeconomic and geopolitical conditions; regulatory and legal developments; changes in product volume growth rates; changes in pricing strategies and cost bases; discount rates; success of planned new product expansions; competitive activity; and income and excise taxes. If an impairment is determined to exist, we will incur impairment losses, which could have a material adverse effect on our results of operations or financial position. See Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates* for additional information concerning impairment determination and calculation.

Risks Related to the Impact of the War in Ukraine on our Business

Our business, results of operations, cash flows and financial position may be adversely impacted by the continuation and consequences of the war in Ukraine.

In 2025, Russia accounted for around 9% of our total cigarette and heated tobacco unit shipment volume, and around 6% of our total net revenues. Ukraine accounted for around 2% of our total cigarette and heated tobacco unit shipment volume, and around 1% of our total net revenues.

The full implications of the Russian invasion of Ukraine for our operations in those countries are impossible to predict at this time. The likelihood of action by the Russian government against PMI, including the possibility of legal action against us or our employees; the deprivation of rights in, or access to, our Russian or Russia-related assets; or nationalization of foreign businesses or assets (including cash reserves held in Russia and intangible assets such as trademarks), is impossible to predict. We are continuously assessing the evolving situation in Russia, including regulatory constraints in the market entailing very complex terms and conditions that must be met for any divestment transaction to be granted approval by the authorities, and restrictions resulting from international regulations. In the event of a divestment, our ability to fully realize the value of the business would likely be subject to material impairment. The deprivation of rights in, or access to, our Russian or Russia-related assets could also result in a material impairment and could cause the deconsolidation of our Russian business. In Ukraine, it is not possible to know when and to what extent we will be able to fully normalize our operations or to what extent our workforce, facilities, inventory, and other assets will remain intact. These developments have and will continue to have a material adverse impact on our business, results of operations, cash flows and financial position, and may result in further impairment charges.

The conflict also continues to elevate the likelihood of supply chain disruptions, both in the region and globally, and may inhibit our ability to timely source materials and services needed to make and sell our products. Furthermore, the imposition of various restrictions on transactions with parties from certain jurisdictions, the ban on exports of various products, and other economic and financial restrictions may adversely affect us or certain third parties with which we do business in Russia, such as customers, suppliers, intermediaries, service providers and banks.

The broader consequences of the invasion are also impossible to predict, but could include reputational consequences; further sanctions, financial or currency restrictions, punitive tax law changes, embargoes, regional instability, or geopolitical shifts; and adverse effects on macroeconomic conditions, security conditions, currency exchange rates, and financial markets. Given the nature of our business and global operations, such geo-political instability and uncertainty could increase the costs of our materials and operations; reduce demand for our products; have a negative impact on our supply chains, manufacturing capabilities, or distribution capabilities; increase our exposure to currency fluctuations; constrain our liquidity or our ability to access capital markets; create staffing or operations difficulties; or subject us to increased cyber-attacks. While we will continue to monitor this fluid situation and develop contingency plans as necessary to address any disruptions to our business operations as they develop, the extent of the conflict's effect on our business and results of operations as well as the global economy, cannot be predicted.

The conflict may also heighten many other risks disclosed in this Form 10-K, any of which could adversely affect our business, results of operations, cash flows or financial position. Such risks could affect, without limitation, the achievement of our strategic priorities, including achievement of our smoke-free business growth targets; the availability of third-party manufacturing resources; the availability of attractive acquisition and strategic business opportunities and our ability to fully realize the benefits of these transactions; our ability to attract, motivate, and retain the best global talent; and our loss of revenue from counterfeiting and similar illicit activities.

Risks Related to Sourcing, Distribution and Quality of Products, Services and Materials

Use of third-parties may negatively impact the distribution, quality, and availability of our products and services, and we may be required to replace third-party contract distributors, manufacturers or service providers.

We increasingly rely on third-parties and their subcontractors/suppliers, sometimes concentrated in a specific geographic area, for product distribution and to manufacture some of our products and product parts (particularly, electronic devices and accessories), as well as to provide services, including to support our finance, commercialization and information technology processes. While many of these arrangements improve efficiency and decrease our operating costs, they also diminish our direct control. Such diminished control may lead to disruption in the distribution of our products and may have a material adverse effect on the quality and availability of products or services, our supply chain, and the speed and flexibility in our response to changing market conditions and adult consumer preferences, all of which may place us at a competitive disadvantage or negatively impact our reputation. In addition, we may be unable to renew these agreements on satisfactory terms for numerous reasons, including government regulations, and the distribution of our products may be disrupted in certain markets or our costs may increase significantly if we must replace such third parties with other partners or our own resources.

Additionally, we expect that these third parties adhere to our applicable standards and to applicable laws related to product quality, responsible marketing, data protection, labor practices, and other areas. Our ability to monitor and enforce compliance is inherently limited and these parties may fail to comply with our standards or to operate in accordance with our expectations or legal requirements, which could expose us to operational disruptions, legal or regulatory liabilities, reputational damage, or financial losses.

Risks related to the natural environment and related legal or regulatory developments may have a negative impact on our business and results of operations.

While we seek to mitigate the physical risks to our business associated with the natural environment through a comprehensive strategy that includes the development and implementation of robust mitigation and adaptation measures, we recognize that there are residual risks that lie beyond our operational control. For example, increased frequency and intensity of extreme droughts, floods, and/or heatwaves could negatively affect our manufacturing operations, tobacco-growing areas, third-party operators and third-party manufacturers sites, and supply regions for products and raw materials, all of which may lead to disruption of our supply chain and of operations at factories, warehouses and other premises.

Furthermore, there is a continued and, in some cases, increased focus by certain regulatory and legislative bodies on environmental policies, including by the governmental authorities in certain international jurisdictions where we operate.These policies include, among others, carbon emissions and other environmentally focused taxation and fees as well as disclosure requirements, which could lead to additional taxation; energy price increases; disclosure and data assurance risks; new compliance costs; increased distribution and supply chain costs; and other expenses impacting our cost of operations. Moreover, given that the regulatory landscape in this regard is highly dynamic and fragmented across the many jurisdictions where we operate, additional uncertainties may be driven by regulatory changes with limited time for implementation and by contradictory requirements across jurisdictions, which could elevate the cost or complexity of our operations or create compliance risks. Additionally, government authorities, non-governmental organizations and other external stakeholders are increasingly filing lawsuits or initiating regulatory actions, alleging that public statements regarding sustainability-related matters and practices are misleading or false.

Government mandated prices, production control programs, and shifts in crops driven by economic conditions may increase the cost or reduce the quality of tobacco and other agricultural products used to manufacture our products.

As with other agricultural products, the price of tobacco leaf and cloves can be influenced by imbalances in supply and demand and the impacts of natural disasters and pandemics such as COVID-19. Tobacco production in certain countries is subject to a variety of controls, including government mandated prices and production control programs. Changes in the patterns of demand for agricultural products could cause farmers to produce less tobacco or cloves. Any significant change in tobacco leaf and clove prices, quality and quantity could affect our profitability and our business.

Additionally, we source the vast majority of our tobacco from a global network of farmers across multiple countries, rather than through commodity markets, which helps ensure the consistency, quality, and traceability of our tobacco supply. However, this model also means that disruptions to farmer livelihoods, if not actively mitigated, could lead to supply chain disruption through farmer exit, reduced crop quality, unsustainable farming practices, increased regulatory scrutiny, and reputational risks.

A prolonged disruption of facilities used to produce our products could have a material adverse effect on our business, financial condition and results of operations.

A prolonged disruption at or shut-down of one or more of the facilities where our products or product components are produced, or sourced from, especially our *ZYN* production facility in Kentucky, U.S., which currently supplies substantially all of our capacity for *ZYN* sales in the U.S., due to natural- or man-made disasters or other events outside of our control, such as equipment malfunction or widespread outbreaks of acute illness, including COVID-19, supply chain constraints, a cybersecurity incident, or for any other reason, could limit our capacity to meet customer demands. Such an event could disrupt our operations; delay production, shipments and revenue; and result in significant expense to repair or replace affected facilities. As a result, we could forgo revenue opportunities and potentially lose market share, which could materially and adversely affect our business, financial condition and results of operations.

We could decide, or be required to, recall products, which could have a material adverse effect on our business, reputation, results of operations, cash flows or financial position.

We could decide - or laws, regulations, or administrative action could require us - to recall products due to the failure, or alleged failure, to meet quality or safety standards or specifications, suspected or confirmed and deliberate or unintentional product contamination, manufacturing defects, or other product safety concerns, adulteration, misbranding or tampering. A product recall or a product liability or other claim (even if unsuccessful or without merit) could generate negative publicity about us and our products, and our reputation or that of our brands may be adversely affected. In addition, if another company recalls or experiences negative publicity related to a product in a category in which we compete, adult nicotine consumers might reduce their overall consumption of products in that product category. Any of these events could have a material adverse effect on our business, reputation, results of operations, cash flows or financial position.

Risks Related to our International Operations

Because we have operations in numerous countries, our results may be adversely impacted by economic, regulatory and political developments, natural disasters, pandemics or conflicts.

Some of the countries in which we operate face the threat of civil unrest and can be subject to regime changes. In others, nationalization, terrorism, conflict and the threats of war or acts of war may have a significant impact on the business environment. Factors beyond our control, such as, without limitation, natural disasters; extreme weather events; pandemics; adverse economic, political or regulatory events; acts of war or threats of war; formal or informal bans or boycotts or changes in consumer preferences resulting from geopolitical developments; geopolitical instability affecting international trade; or other developments, could disrupt or increase the expenses related to our supply chain, manufacturing capabilities, distribution capabilities, or the energy and other utility services required to operate our factories, warehouses, and other premises. Our business continuity plans and other safeguards might not always be effective to fully mitigate their impact. Additionally, while we do not now expect that the recent and currently anticipated trade tariffs imposed by the U.S. and other countries will materially impact our business, the global tariff environment is volatile and further tariff or trade related developments could result in risks to PMI's business, including increased production costs; limited market access; supplier financial condition degradation resulting in reduced or interrupted supplies; and price increases or other economic impacts that could reduce consumer demand. Any of these developments could cause significant volume declines in our Global Travel Retail business and certain other key markets; disrupt or delay our distribution, manufacturing or supply chain; increase currency volatility; increase costs of our materials and operations and lead to loss of property or equipment that are critical to our business in certain markets and difficulty in staffing and managing our operations, all of which could have a material adverse effect on our business, operations, volumes, revenues, cash flows, financial position, net earnings and profitability. We discuss additional risks associated with Russia's invasion of Ukraine above.

In certain markets, we are dependent on governmental approvals of various actions such as price changes, and failure to obtain such approvals could impair growth of our profitability.

In addition, despite our high ethical standards and rigorous controls and compliance policies aimed at preventing and detecting unlawful conduct, given the breadth and scope of our international operations, we may not be able to detect all potential improper or unlawful conduct by our employees and partners. Such improper or unlawful conduct (actual or alleged) could lead to litigation and regulatory action, cause damage to our reputation and that of our brands, and result in substantial costs.

Our reported results could be adversely affected by unfavorable currency exchange rates and currency fluctuations could impair our competitiveness. Our results could also be adversely affected by capital controls or by foreign currency exchange constraints or devaluations.

We conduct our business primarily in local currency and, for purposes of financial reporting, the local currency results are translated into U.S. dollars based on average exchange rates prevailing during a reporting period. Foreign currencies may fluctuate significantly against the U.S. dollar, reducing our net revenues, operating income and EPS. Our primary local currency cost bases may be different from our primary currency revenue markets, and U.S. dollar fluctuations against various currencies may have disproportionate negative impact on cash flows and on net revenues as compared to our gross profit and operating income margins.

Capital controls and/or foreign currency exchange constraints may affect the ability of our subsidiaries in impacted jurisdictions to settle foreign currency denominated imports of goods and services and/or to pay dividends and royalties. These factors may also increase foreign currency devaluation risks, which may have a negative impact on our net assets and results of operations in these jurisdictions. All of which could have a material adverse effect on our financial condition, including our leverage ratios, cash flows, liquidity, net earnings, and profitability.

A sustained period of elevated inflation across the markets in which we operate could result in higher operating and financing costs and lead to reduced demand for our products.

Inflationary pressures have and may continue to result in significant increases to our expenses, including direct materials, wages, energy, transportation, and logistics costs. Inflation can also increase financing costs due to related increases in benchmark interest rates. While we take actions, wherever possible, to reduce the impact of the effects of inflation, in cases of sustained and elevated inflation across several of our major markets, it may be difficult to effectively control the increases to our costs. Inflationary pressures may also negatively impact consumer purchasing power, which could result in reduced demand for our products. If we are unable to increase our prices sufficiently or take other actions to mitigate the effect of inflationary pressures, our profitability and financial position could be negatively impacted.

Risks Related to Legal Challenges and Investigations

Litigation related to tobacco and nicotine products could substantially reduce our profitability and could severely impair our liquidity.

There is litigation related to tobacco products and/or nicotine products pending in certain jurisdictions in which we operate. Damages claimed in some tobacco-related litigation are significant and, in certain cases, range into the billions of U.S. dollars. The FCTC encourages litigation against tobacco product manufacturers. It is possible that our consolidated results of operations, cash flows or financial position could be materially adversely affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. We face various administrative and legal challenges related to certain SFP activities, including allegations concerning product classification, advertising and distribution restrictions, corporate communications, product coach activities, scientific substantiation, product liability, antitrust, and unfair competition. As of March 2024, we began facing litigation related to our oral nicotine products before certain courts in the United States. We anticipate that new cases will continue to be filed. While we design our programs to comply with relevant regulations, we expect these or similar challenges to continue as we expand our efforts to commercialize SFPs and to communicate with the public. The outcomes of these matters may affect our SFP commercialization and public communication activities and performance in one or more markets. Also, see Item 8, Note 16. *Contingencies* to our consolidated financial statements for a discussion of pending litigation.

From time to time, we are subject to governmental investigations on a range of matters.

Investigations include, among other matters, allegations of contraband shipments of cigarettes, allegations of unlawful pricing activities within certain markets, allegations of underpayment of income taxes, customs duties and/or excise taxes, allegations of false and misleading usage of descriptors, allegations of unlawful advertising or distribution, product safety or specification allegations, and allegations of unlawful labor practices. We cannot predict the outcome of those investigations or whether additional investigations may be commenced, and it is possible that our business could be materially adversely affected by an unfavorable outcome of pending or future investigations. See Item 8, Note 16. *Contingencies—Other Litigation* and Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations—Operating Results by Business Segment—Business Environment—Governmental Investigations* for a description of certain governmental investigations to which we are subject.

We may be unable to adequately protect our intellectual property rights, and disputes relating to intellectual property rights could harm our business.

Our intellectual property rights are valuable assets, their protection is important to our business, and that protection may not be equally available in every country in which we operate or in which our products are sold. If the steps we take to protect our intellectual property rights globally, including through applying for, prosecuting, maintaining and enforcing, where relevant, a combination of trademark, design, copyright, patent, trade secrets and other intellectual property rights, are inadequate, or if others infringe or misappropriate our intellectual property rights, notwithstanding legal protection, our business, financial condition, and results of operations could be adversely impacted. Moreover, failing to manage our existing and/or future intellectual property may place us at a competitive disadvantage. Intellectual property rights of third parties may limit our ability to develop, manufacture and/or commercialize our products in one or more markets. Competitors or other third parties may claim that we infringe their intellectual property rights. Any such claims, regardless of merit, could divert management's attention, be costly, disruptive, time-consuming and unpredictable and expose us to significant litigation costs and damages, and may impede our ability to develop, manufacture and/or commercialize new or existing SFPs and improve our products, and thus have a material adverse effect on our revenues and our profitability. In addition, if, as a result, we are unable to manufacture or sell our SFPs or improve their quality in one or more markets, our ability to convert adult smokers to our SFPs in such markets would be adversely affected. See Item 8, Note 16. *Contingencies—Other Litigation* to our consolidated financial statements for a description of certain intellectual property proceedings.

The research, development, and commercialization of non-recreational cannabinoid products subjects the Company to legal, regulatory, reputational and other risks.

Our Wellness business is researching and developing medical and pharmaceutical cannabinoids and non-recreational cannabinoid products (including CBD). Commercialization of these products is currently limited and exploratory. Successful development and commercialization of these products, however, are dependent on compliance with a constantly evolving legal and regulatory environment, and subject to various legal, reputational and regulatory risks, which could have a material, adverse effect on our business and results of operations. A failure by our Wellness business to comply with applicable laws could result in criminal, civil, or tax liability.

Risks Related to Illicit Trade

Our revenues may be materially adversely affected as a result of counterfeiting, contraband, cross-border purchases, illicit products, non-tax-paid volume produced by local manufacturers, and other non-compliant or illicit cigarettes or smoke-free products.

Large quantities of counterfeit cigarettes are sold in the international market. We believe that *Marlboro* is the most heavily counterfeited international cigarette brand, although we cannot quantify the revenues we lose as a result of this activity. Counterfeits of our smoke-free products are not subject to our scientific validation procedures, are unlikely to meet our product quality standards, and may materially adversely affect the reputation of our smoke-free products with consumers, regulators, and other stakeholders. In addition, our revenues may be materially adversely affected by counterfeiting, contraband, cross-border purchases, non-tax-paid volume produced by local manufacturers and other non-compliant or illicit cigarettes or smoke-free products.

Risks Related to Cybersecurity, Data Governance and Artificial Intelligence

We are significantly dependent on our and third-party information technology networks and systems, and a cybersecurity incident or attack against those networks or systems may adversely impact our business and operations.
We and our business partners heavily rely on information technology networks and systems, including those connected to the Internet, to help manage business processes and operations, including the collection, storage, interpretation, and processing of confidential, sensitive, personal and other data; internal and external communications; marketing and e-commerce activities; the manufacture, sale, and distribution of our products; management of third-party business relationships; engagement with governmental authorities; innovation through research and development; and other activities necessary for business operations. Some of these information systems and networks are developed, supplied, or managed by third-party service providers that may make us vulnerable to "supply chain" style cyberattacks. The failure or disruption of our information technology networks and systems, or those managed by third-party service providers or owned by our business partners and used in furtherance of PMI's business, due to cybersecurity attacks; unauthorized attempts to corrupt or extract data; security vulnerabilities; failure to timely respond and mitigate cybersecurity risks; misconfigurations; human error; or failure or inability by us, third-parties, or our business partners to adhere to cybersecurity industry best practices, could place us at a competitive disadvantage, cause reputational damage, impact our operations, result in data breaches, significant business disruption, litigation, regulatory action including significant fines or penalties, financial impact, loss of revenue or assets including our intellectual property, personal, confidential, or sensitive data.

Cyberattacks, security incidents and vulnerabilities impacting PMI, acquired companies, our business partners, or our third-party providers, continue to dynamically evolve in sophistication and volume, making it difficult for us to predict probability, frequency, and impact severity of security incidents. Further, it may be inherently difficult to detect vulnerabilities during due diligence, for long periods of time, or soon enough to mitigate exploitation. There can be no assurance that such security incidents or vulnerabilities will not have a material adverse effect on us in the future. While PMI works to mitigate these risks by implementing a cybersecurity risk program and a third-party cybersecurity risk management program, there can be no assurance that these programs are comprehensive or accurately identify and sufficiently mitigate all cybersecurity risks.

Cyberattacks, security incidents and vulnerabilities have impacted, and we expect will continue to impact, PMI, our business partners, and our third-party providers. Cyberattacks continue to dynamically evolve in sophistication and volume, making it difficult for us to predict probability, frequency, and impact severity of security incidents on the Company. We also have, and continue to face, immaterial third-party information security breaches. While these types of incidents have occurred frequently within the last three years, none have been material to our business, financial condition, or results.

Our or our business partners' failure or inability to adhere to privacy, data, artificial intelligence and information security laws could result in reputational harm, legal liability, and adversely affect our operating results.
An actual or alleged failure to comply with complex and changing privacy, data, artificial intelligence and information security laws and regulations such as under the EU General Data Protection Regulation, various U.S. state and federal laws, and other similar privacy, data, and information security laws, regulations, or voluntary guidelines that could establish legal duties across the various jurisdictions in which PMI operates, such as the failure or inability to protect or safeguard personal or company data, or information systems and networks, including connected products; implement or execute appropriate technological and reasonable security and organizational measures; implement and maintain appropriate safeguards for personal or company data being transferred internationally or between third parties; respect the privacy, digital, or other rights of data subjects; provide sufficient detailed notices, information, or transparency obligations related to personal or other data processing; obtain appropriate consent and opt-outs; respond to data subject or other data requests in a timely fashion; meet stringent timeframe requirements for incident reporting to regulatory authorities or data subjects; notify all relevant regulatory authorities or data subjects; comply with artificial intelligence regulations, and others, could have a material adverse effect on us, subject us to substantial fines and/or legal challenges, and/or harm our business, reputation, financial condition, or operating results. Such laws and regulations across the jurisdictions in which PMI operates may vary, resulting in inconsistent or conflicting legal obligations. Although we maintain a cyber liability insurance policy to address many of these risks, such policy may not be sufficient to prevent a cybersecurity incident or attack from resulting in a material adverse effect on our business, reputation, financial condition, or operating results.

We increasingly use artificial intelligence-based solutions in our business, which could result in reputational harm, legal liability, and adversely affect our operating results.
We and our business partners are increasingly incorporating artificial intelligence ("AI")-based solutions in our ways of working and operations, but this process involves uncertainty and risks, which may or may not yield corresponding benefits. Artificial intelligence technologies are complex, and there are technical and organizational challenges associated with achieving optimal levels of accuracy, efficiency, safety, explicability, reliability, and use for their intended purposes. Flaws, biases, data sourcing issues, limitations, errors, misconfiguration, or malfunctions in these systems could result in operational disruptions, including data loss and corruption. There is a risk of artificial intelligence system failures, disruptions, or vulnerabilities that could compromise PMI's information technology

networks and systems and the integrity, availability, security, or privacy of PMI data processed by or through such systems. The emergence of AI and other technologies may also exacerbate other risks, including those related to regulation, litigation, compliance issues, ethical concerns, confidentiality, intellectual property ownership and infringement, and data privacy or security. Separately, AI presents a new attack surface that cybercriminals will attempt to exploit as well as providing means to scale and automate targeted attacks. Ineffective or inadequate artificial intelligence development, adoption, or deployment practices, including any use, reliance, or dependence on AI generated outputs, could result in unintended, unexpected, or otherwise unforeseen adverse consequences. These risks could have a material adverse effect on our business, reputation, financial condition, or operating results.

Risks Related to Acquisitions and Divestitures

We may not successfully identify, complete, or realize the benefits from strategic acquisitions, divestitures, joint ventures, or investments.
From time to time, we evaluate acquisition candidates, joint ventures, or investments that may strategically fit our business objectives. As a result of some of these evaluations, we have acquired and may acquire in the future certain businesses (or parts of businesses) or assets. We have also divested and may divest businesses from time to time. These activities may present financial, managerial, and operational risks including, but not limited to, diversion of management's attention from existing core businesses; difficulties in integrating, or inability to successfully integrate, acquired businesses, including integrating or separating personnel, information technology, financial and other systems; inability to effectively and immediately implement control environment processes across a diverse employee population; adverse effects on existing or acquired customer and supplier business relationships; potential disputes with buyers, sellers, or partners, as well as other unanticipated problems or liabilities, such as contingent liabilities and litigation. Activities in such areas are regulated by numerous antitrust and competition laws in the United States, the European Union, the United Kingdom, and elsewhere. We have in the past and may in the future be required to obtain approval of these transactions by competition or other regulatory authorities or to satisfy certain legal requirements, and we may be unable to obtain such approvals or satisfy such requirements, each of which may result in additional costs, delays, or our inability to complete such transactions. Any of these factors could prevent us from realizing the anticipated benefits of any such transaction and/or could materially and adversely affect our financial condition and operating results.

We may face additional risks related to divestitures. For example, risks related to our ability to find appropriate buyers, execute transactions on favorable terms, separate divested business operations with minimal impact to our remaining operations, and effectively manage any transitional or long-term service arrangements. Further, our divestiture activities may require us to recognize impairment charges. Any of these factors could materially and adversely affect our financial condition and operating results.

Item 1B.   *Unresolved Staff Comments.*
None.

Item 1C.   *Cybersecurity.*

PMI relies heavily on the availability, reliability, and security of our information systems, networks, data, and intellectual property to, among other things, help manage our business processes and operations, collect and interpret data, and communicate internally and externally with employees, suppliers, consumers and customers, and business partners. We have a cross-functional cybersecurity risk program developed using standard industry practices, which monitors and manages cybersecurity threats to our business and information systems. We invest in administrative, technical, and physical safeguards, including continuity planning, to enhance resilience on our core processes, to maintain information security protections of our data and to safeguard the privacy of consumers, customers, employees and business partners. As of the date of this Form 10-K, cybersecurity threats have not materially affected our business, financial condition, or operating results.

Risk Management and Strategy

Our cybersecurity risk program, managed by our Chief Information Security Officer and the information security team, is conducted under our enterprise risk management framework and operates on a risk-based approach in assessing risks from cybersecurity threats, as follows:

- **Cybersecurity Threat Scenarios.** Our cybersecurity risk assessment process consists of identifying and compiling a catalogue of top cybersecurity threat scenarios relevant to PMI, which facilitates risk assessments with our IT and business stakeholders.

- **Cybersecurity Maturity Assessment.** Our risk exposure from relevant cybersecurity threat scenarios is mitigated by evaluating existing cybersecurity capabilities and corresponding maturity to identify and address areas for improvement.

- **Cybersecurity Threat Assessment.** To establish PMI's current and target cybersecurity risk exposure, residual risk exposure from the most relevant cybersecurity threat scenarios across IT platforms and regions is evaluated and measured based upon the cybersecurity maturity assessments.

- **Cybersecurity Risk Program.** PMI has a cybersecurity risk program to enhance its ability to identify, prevent, mitigate, respond and recover from disruptive cybersecurity threats and incidents and to reduce cybersecurity risk exposure. Improvements in our cybersecurity defense capabilities are prioritized based upon the results of cybersecurity threat assessments and cybersecurity maturity assessments. Identified issues from these assessments form the improvement initiatives under our cybersecurity risk program. As discussed in more detail below under "*Governance*," the program's key improvement initiatives, their implementation status, and the overall progression in our cybersecurity capability maturity are regularly presented to the applicable governing body within PMI. In addition, our cybersecurity risk program operates in coordination with the following:

  Cyber Defense. Our dedicated cyber defense team provides services to identify, help prevent, detect and respond against cybersecurity threats and intrusions and collaborates with internal and external stakeholders to help protect PMI's information, mitigate operational disruptions and maintain business continuity. The cyber defense team's controls and procedures identify and enable escalation of cybersecurity incidents to the applicable governing body within PMI, as appropriate, to meet disclosure and reporting requirements for such incidents.

  Third-Party Cyber Risk Management. Some of our information systems and networks are developed, supplied, or managed by third-party service providers. Our third-party cyber risk management process analyzes and seeks to control risks associated with outsourcing products or services, such as "supply chain" style cyberattacks, and identifies preventative and detective controls to mitigate third-party vendor and service provider cybersecurity risks that could adversely impact our business and operations.

  Education and Awareness. PMI regularly and annually provides its in scope workforce with mandatory cybersecurity awareness education and training addressing information security related tasks in line with our evolving information security policies, standards, procedures, and practice as well as supplemental role-based training and awareness programs.

We engage external assessors, auditors and other third parties to independently evaluate our cybersecurity risk management process and related controls, including the relevance to PMI of identified cybersecurity scenarios and the results of cybersecurity maturity assessments. The outcome of such evaluations, audits or reviews are reported to the Corporate Risk Governance Committee and to the Audit & Risk Committee, and our cybersecurity policies, standards and processes are adjusted, as necessary.

PMI follows a risk evaluation process for issues identified through internal audits, security assessments, third-party cybersecurity risk assessments, or self-assessment disclosures, and resulting information technology risks are recorded for risk remediation, transfer, avoidance, or acceptance as appropriate. Some of our information systems are managed by specialist third-party service providers, and we work with internal specialists to protect systems and data from unauthorized access and other cybersecurity threats.

Governance

The Audit and Risk Committee of our Board of Directors oversees our policies and practices with respect to risk assessment and risk management, including a review, in coordination with our management, of PMI's management of cybersecurity. Our Chief Information Security Officer presents reports to the Audit and Risk Committee or to the full Board of Directors at least quarterly, which reports include cybersecurity risk status along with key performance indicators and key risk response strategies and plans.

The Corporate Risk Governance Committee receives quarterly reports on the Company's overall cybersecurity risk exposure including the individual top cybersecurity threat scenario residual risk ratings and the plan and status of the cybersecurity risk program, to facilitate calibration with other enterprise risk domains and validation of the risk response plans. The Corporate Risk Governance Committee includes our Group CEO PMI; Chief Risk Assurance Officer; Chief Global R&D Officer; Chief Information Security Officer; Global Head Enterprise Risk Management; Group Chief Financial Officer; Group Controller; Vice President, Associate General Counsel & Corporate Secretary; Vice President, Associate General Counsel & Group Chief Compliance Officer, Group Chief Legal Officer; Chief Global Operations Officer; Chief Global Communications Officer; and our Chief Global Digital & Information Officer.

Cybersecurity incidents that have been determined to meet established SEC reporting consideration thresholds are promptly communicated to the Disclosure Committee, which is responsible for evaluating the potential materiality of such incidents and ensuring the accuracy, timeliness and completeness of related disclosures under applicable reporting obligations, and other relevant communications or presentations. The Disclosure Committee's membership includes the following executives: the Vice President, Associate General Counsel & Corporate Secretary; the Group Chief Legal Officer; the Group Chief Financial Officer; the Group Controller; the Chief Risk Assurance Officer; and the Vice President, Investor Relations & Financial Communication. In addition, the Chief Information Security Officer serves as an advisor to the Disclosure Committee.

The Chief Information Security Officer has served in various roles in information technology and information security for over 25 years, including in the telecommunications and management consultancy sectors and serving as the Chief Information Security Officer of two large public companies. The Chief Global Digital & Information Officer holds an engineering degree and has served in various senior positions in information technology for over 20 years, including serving as Senior Vice President, IT Sales, and Global Chief Information Officer at a public company. The Group CEO PMI has served in various positions in finance and general management at PMI for over 30 years, including as Chief Financial Officer and Chief Operating Officer, and holds a master's degree in economics. The Group Chief Financial Officer has over 15 years of experience in finance and management, having held several executive positions in charge of finance, legal affairs information systems and industry administration at various companies. The Group Chief Legal Officer has served at PMI for 20 years in several positions within the Legal & Compliance department, including as Vice President and Associate General Counsel of various regions, and holds two master's degrees having studied law, management and finance.

As of the date of this Annual Report on Form 10-K, PMI is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect PMI, its business strategy, results of operations or financial condition. For additional information concerning PMI's risks related to cybersecurity, see Item 1.A. *Risk Factors*.

Item 2. *Properties.*

We own or lease various manufacturing, office and research and development facilities in locations around the world. We own properties in Switzerland where our operations center and state-of-the-art research and development facility are located.

At December 31, 2025, we operated and owned a total of 50 manufacturing facilities across our segments. Among them, 11 factories produced heated tobacco units and 10 factories produced oral nicotine products.

In 2025, certain of our facilities each manufactured over 30 billion units (cigarettes and heated tobacco units combined). Our largest manufacturing facilities, in terms of cigarette and heated tobacco unit volume, are located in Turkey (SSEA, CIS & MEA), Russia (SSEA, CIS & MEA), Poland (Europe), Indonesia (SSEA, CIS & MEA), Italy (Europe), Czech Republic (Europe), Lithuania (Europe) and Portugal (Europe). Our largest nicotine pouch manufacturing facility is located in the United States. As part of our global operating model, products manufactured in a particular manufacturing facility are not necessarily distributed in the geographical region where the facility is located.

We have integrated the production of our heated tobacco units and nicotine pouches into a number of our existing manufacturing facilities, and we are progressing with our plans to build manufacturing capacity for our smoke-free products. We will continue to optimize our manufacturing infrastructure.

We believe the properties owned or leased by our subsidiaries are maintained in good condition and are believed to be suitable and adequate for our present needs in all material respects. For additional information related to our manufacturing facilities in Ukraine, see the "War in Ukraine" section of Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*.

Item 3. *Legal Proceedings.*

The information called for by this Item is incorporated herein by reference to Item 8, Note 16. *Contingencies*.

Item 4.   *Mine Safety Disclosures.*

Not applicable.

PART II

Item 5.   *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

The principal stock exchange on which our common stock (no par value) is listed is the New York Stock Exchange (ticker symbol "PM"). At January 30, 2026, there were approximately 36,500 holders of record of our common stock.

Information regarding equity-based compensation plans required by Regulation S-K Item 201(d) is provided in Item 12 of this 10-K.

Performance Graph

The graph below compares the cumulative total shareholder return on PMI's common stock with the cumulative total return for the same period of PMI's Peer Group and the S&P 500 Index. The graph assumes the investment of $100 as of December 31, 2020, in PMI common stock (at prices quoted on the New York Stock Exchange), and each of the indices as of the market close and reinvestment of dividends on a quarterly basis.



Date	PMI	PMI Peer Group [1]	S&P 500 Index
December 31, 2020	$100.00	$100.00	$100.00
December 31, 2021	$120.80	$114.80	$128.70
December 31, 2022	$135.70	$111.20	$105.40
December 31, 2023	$133.30	$109.50	$133.10
December 31, 2024	$179.10	$109.70	$166.40
December 31, 2025	$247.10	$128.30	$196.20

[1] The PMI Peer Group presented in this graph is the same as that used in the prior year. The PMI Peer Group was established based on a review of four characteristics: global presence; a focus on consumer products; and net revenues and a market capitalization of a similar size to those of PMI. The review also considered the primary international tobacco companies. As a result of this review, the following companies constitute the PMI Peer Group: Altria Group, Inc., Anheuser-Busch InBev SA/NV, British American Tobacco p.l.c., The Coca-Cola Company, Colgate-Palmolive Co., Diageo plc, Heineken N.V., Imperial Brands PLC, Japan Tobacco Inc., Johnson & Johnson, Kimberly-Clark Corporation, The Kraft Heinz Company, McDonald's Corp., Mondelēz International, Inc., Nestlé S.A., PepsiCo, Inc., The Procter & Gamble Company, Roche Holding AG, and Unilever NV and PLC.

Note: Figures are rounded to the nearest $0.10.

Issuer Purchases of Equity Securities During the Quarter Ended December 31, 2025

Our share repurchase activity for each of the three months in the quarter ended December 31, 2025, was as follows:

Period	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 1, 2025 – October 31, 2025		$ —	—	$ —
November 1, 2025 – November 30, 2025		$ —	—	$ —
December 1, 2025 – December 31, 2025		$ —	—	$ —
Pursuant to Publicly Announced Plans or Programs	—	$ —		
October 1, 2025 – October 31, 2025 (1)	11,008	$ 162.08		
November 1, 2025 – November 30, 2025 (1)	2,422	$ 147.62		
December 1, 2025 – December 31, 2025 (1)	1,191	$ 152.53		
For the Quarter Ended December 31, 2025	14,621	$ 158.91		

(1) Shares repurchased represent shares tendered to us by employees who vested in restricted and performance share unit awards and used shares to pay all, or a portion of, the related taxes.

Item 6. *[Reserved].*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following discussion should be read in conjunction with the other sections of this Annual Report on Form 10-K, including the consolidated financial statements and related notes contained in Item 8, and the discussion of risks and cautionary factors that may affect future results in Item 1A. *Risk Factors*.

Description of Our Company

We are a leading international consumer goods company, actively delivering a smoke-free future. We are evolving our portfolio for the long term to include products outside of the tobacco and nicotine sector. Our current product portfolio primarily consists of cigarettes and smoke-free products, including heat-not-burn, nicotine pouch and e-vapor products. Since 2008, we have invested over $16 billion to develop, scientifically substantiate and commercialize innovative smoke-free products for adults who would otherwise continue to smoke, with the goal of completely ending the sale of cigarettes. This investment includes the building of world-class scientific assessment capabilities, notably in the areas of pre-clinical systems toxicology, clinical and behavioral research, as well as post-market studies. In November 2022, we acquired Swedish Match AB ("Swedish Match") – a leader in oral nicotine delivery – creating a global smoke-free combination led by the companies' *IQOS* and *ZYN* brands. As of April 30, 2024, we hold the full rights to commercialize *IQOS* in the U.S. after reaching an agreement to end our U.S. commercial relationship covering *IQOS* with Altria Group, Inc. in 2022. Following a robust science-based review, the U.S. Food and Drug Administration (the "FDA") has authorized the marketing of Swedish Match's *General* snus and *ZYN* nicotine pouches and versions of PMI's *IQOS* devices and consumables - the first-ever such authorizations in their respective categories. Versions of *IQOS* devices and consumables and *General* snus also obtained the first-ever Modified Risk Tobacco Product ("MRTP") authorizations from the FDA. We describe the MRTP orders in more detail in the "Business Environment" section of this Item 7.

Following the sale of Vectura Group Ltd. on December 31, 2024, we updated our segment reporting in January 2025 by including the ongoing Wellness results (previously referred to as Wellness & Healthcare) in the Europe segment. In addition, we renamed our "PMI Duty Free" business to "PMI Global Travel Retail" effective in the first quarter of 2025. As a result of this change, our segment that includes our duty free business was renamed East Asia, Australia & PMI Global Travel Retail ("EA, AU & PMI GTR").

As of December 31, 2025, our four geographical segments were as follows:

- Europe Region, including our Wellness business;

- South and Southeast Asia, Commonwealth of Independent States, Middle East and Africa Region ("SSEA, CIS & MEA");

- East Asia, Australia, and PMI Global Travel Retail ("EA, AU & PMI GTR"); and

- Americas Region.

As communicated in the fourth quarter of 2025, with our smoke-free business now operating at scale across our regions, including substantial growth from our U.S. business, we have implemented an evolved organizational model with two primary business units: International and U.S. The updated organizational structure is designed to enhance our agility and to support our journey to become a smoke-free company under the leadership of Jacek Olczak, Group CEO of PMI. This change was implemented effective January 1, 2026, and as a result we realigned our reportable segments accordingly. The four geographic segments have been replaced with three new reportable segments: International Smoke-Free, International Combustibles, and U.S. As of the first quarter of 2026, our reporting will reflect these changes.

Our cigarettes are sold in approximately 170 markets, and in many of these markets they hold the number one or number two market share position. We have a wide range of premium, mid-price and low-price brands. Our portfolio is comprised of both international and local brands.

Smoke-Free Business ("SFB") is the term PMI uses to refer to all of its smoke-free products. SFB also includes wellness products, as well as consumer accessories, such as lighters and matches.

Smoke-free products (also referred to herein as "SFPs") is the term PMI uses to refer to all of its products that provide nicotine without combusting tobacco, such as heat-not-burn, e-vapor, and oral smokeless, and that therefore generate far lower levels of harmful chemicals. As such, these products have the potential to present less risk of harm versus continued smoking.

IQOS, ZYN and *VEEV* are the leading brands in our SFPs portfolio. As of December 31, 2025, our smoke-free products were available for sale in 106 markets.

With a strong foundation and significant expertise in life sciences, PMI has a long-term ambition to expand into wellness areas. The business strategy of our wellness unit, Aspeya, currently focuses on developing and commercializing primarily oral consumer wellness offerings. This includes medical and non-recreational cannabinoid products (including CBD), in line with applicable regulatory requirements, though any revenue related to cannabinoids is expected to be negligible in the near to medium term.

We use the term net revenues to refer to our operating revenues from the sale of our products, including shipping and handling charges billed to customers, net of sales and promotion incentives, and excise taxes. Our net revenues and operating income are affected by various factors, including the volume and mix of products we sell, the price of our products and changes in currency exchange rates. Mix is a term used to refer to the proportionate value of premium-price brands to mid-price or low-price brands in any given market (product mix). "Mix" can also refer to the proportion of shipment volume in more profitable markets versus shipment volume in less profitable markets (geographic mix).

Our cost of sales consists primarily of: tobacco leaf, non-tobacco raw materials, labor and manufacturing costs; shipping and handling costs; and the cost of devices produced by third-party electronics manufacturing service providers. Estimated costs associated with device warranty programs are generally provided for in cost of sales in the period the related revenues are recognized.

Our marketing, administration and research costs include the costs of marketing and selling our products, other costs generally not related to the manufacture of our products (including general corporate expenses), and costs incurred to develop new products. The most significant components of our marketing, administration and research costs are marketing and sales expenses and general and administrative expenses.

Executive Summary

The following executive summary provides the business update and significant highlights from the *Discussion and Analysis* that follows.

<u>**Consolidated Operating Results**</u>

- **Net Revenues –** Net revenues of $40.6 billion for the year ended December 31, 2025, increased by $2.8 billion, or 7.3%, from the comparable 2024 amount. The change in our net revenues from the comparable 2024 amount was driven by the following (variances not to scale):



Net revenues increased by 7.3%. Net revenues, excluding currency and acquisitions/divestitures, increased by 6.5%, mainly reflecting: a favorable pricing variance due to higher combustible tobacco pricing; and favorable volume/mix, driven by higher smoke-free products volume, notwithstanding unfavorable mix and lower volumes for cigarettes.

Net revenues by product category for the years ended December 31, 2025 and 2024, are shown below:



- **Diluted Earnings Per Share** – The changes in our reported diluted earnings per share ("diluted EPS") for the year ended December 31, 2025, from the comparable 2024 amounts, were as follows:

	Diluted EPS	% Change
For the year ended December 31, 2024	$ 4.52	
2024 Restructuring charges	0.10	
2024 Impairment of other intangibles	0.01	
2024 Fair value adjustment for equity security investments	(0.27)	
2024 Impairment related to RBH equity investment	1.49	
2024 Amortization of intangibles	0.40	
2024 Loss on sale of Vectura Group	0.13	
2024 Egypt sales tax charge	0.03	
2024 Megapolis localization tax impact	0.05	
2024 Income tax impact associated with Swedish Match AB financing	0.14	
2024 Tax items	(0.03)	
Subtotal of 2024 items	2.05	
2025 Restructuring charges	(0.14)	
2025 Impairment of goodwill	(0.03)	
2025 Fair value adjustment for equity security investments	0.18	
2025 Amortization of intangibles	(0.50)	
2025 Germany excise tax classification litigation charge	(0.10)	
2025 RBH (Canada) Plan implementation, including dividend income, net	0.10	
2025 Impairment of Wellness business related equity investment	(0.09)	
2025 Loss on expected sale of consumer accessories and other businesses	(0.06)	
2025 Income tax impact associated with Swedish Match AB financing	0.25	
2025 Tax items	0.11	
Subtotal of 2025 items	(0.28)	
Currency	0.04	
Interest	0.09	
Change in tax rate	(0.01)	
Operations	0.85	
For the year ended December 31, 2025	$ 7.26	60.6 %

Restructuring charges – During 2024, we recorded pre-tax restructuring charges of $180 million (representing $150 million net of income tax and a diluted EPS charge of $0.10 per share), related to the restructuring of the sourcing of *IQOS* products to be commercialized in the U.S., and the cessation of our operations in Venezuela. During 2025, we recorded pre-tax restructuring charges of $241 million (representing $222 million net of income tax and a diluted EPS charge of $0.14 per share), related to the end of combustible tobacco production in two of our factories in Germany. For further details, see Item 8, Note 18. *Restructuring Activities*.

Impairment of goodwill and other intangibles – During the first quarter of 2024, we recorded an impairment charge of $27 million (representing $20 million net of income tax or $0.01 per share decrease in diluted EPS), primarily reflecting the impairment of non-amortizable intangible assets related to an in-process research and development project in our Wellness business. During the second quarter of 2025, after the completion of our annual review of goodwill, it was determined that the estimated fair value of a reporting unit included within the Europe segment was lower than its carrying value. Consequently, PMI recorded a goodwill impairment charge of $41 million (representing a $0.03 per share decrease in diluted EPS). For further details, see Item 8, Note 4. *Goodwill and Other Intangible Assets, net*.

Fair value adjustment for equity security investments – During 2024 and 2025, we recorded fair value adjustments for our equity security investments in India and Sri Lanka of $418 million after tax gain (or $0.27 per share increase in diluted EPS) and $289 million after tax gain (or $0.18 per share increase in diluted EPS), respectively. For further details, see Item 8, Note 5. *Related Parties - Equity Investments and Other*.

Impairment related to the RBH equity investment – On October 17, 2024, the court-appointed mediator and monitor in the Companies' Creditors Arrangement Act ("CCAA") proceedings filed a proposed plan of compromise and arrangement ("Proposed Plan") setting forth, among other things, certain terms of a proposed comprehensive resolution of Canadian tobacco claims and related litigation. Under the resolution contemplated by the Proposed Plan, RBH, Imperial Tobacco Canada Limited ("ITL") and JTI Macdonald Corp ("JTIM") would pay an aggregate global settlement amount of CAD 32.5 billion (approximately $23.7 billion as of December 31, 2025). A significant determinative factor in the analysis of impairment indicators was the issue of allocation of CAD 32.5 billion aggregate settlement amount among RBH, ITL, and JTIM which remained unresolved at the time of filing. On January 24, 2025, RBH filed an objection to approval of the Proposed Plan with the CCAA court. Developments, including the positions taken by RBH in this objection and the positions taken by other parties in related filings narrowed the range of possible outcomes with respect to the allocation of the aggregate settlement amount of CAD 32.5 billion among RBH, ITL, and JTIM, which was determined to be an indicator that PMI's investment in RBH may be impaired. Although there remained some uncertainty as to the final terms of the Proposed plan, PMI evaluated its investment in RBH for potential impairment and concluded that the estimated fair value of its investment in RBH was lower than its carrying value. As a result, PMI performed a quantitative valuation of its investment in RBH as of December 31, 2024, and recorded a non-cash impairment charge of $2,316 million (representing a diluted EPS charge of $1.49 per share) in the consolidated statement of earnings for the year ended December 31, 2024, as a recognized subsequent event. For further details, see Item 8, Note 5. *Related Parties - Equity Investments and Other*.

Amortization of intangibles – During 2024 and 2025, we recorded amortization of intangible expense of $835 million (representing $629 million net of income tax or $0.40 per share decrease in diluted EPS) and $1,003 million (representing $780 million net of income tax or $0.50 per share decrease in diluted EPS), respectively. The higher amortization expense in 2025 included the reacquired rights recorded as other intangible assets, net following the reacquisition of *IQOS* commercialization rights in the U.S. from Altria Group, Inc., effective in May 2024. For further details, see Item 8, Note 4. *Goodwill and Other Intangible Assets, net*.

Loss on sale of Vectura Group – In September 2024, we announced the execution of a definitive agreement to sell Vectura to Molex Asia Holdings Ltd. On December 31, 2024, we completed the sale. The sale resulted in a pre-tax loss of $199 million (representing $206 million including income tax or a diluted EPS charge of $0.13 per share). This pre-tax loss was recorded in marketing, administration and research costs in PMI's consolidated statements of earnings for the year ended December 31, 2024, and was included in the Europe segment results. For further details, see Item 8, Note 3. *Acquisitions and Divestitures*.

Egypt sales tax charge – In the third quarter of 2024, following a ruling issued by the Higher Administrative Court in Egypt and subsequent evaluation of available remedies, we concluded that an adverse outcome was probable and recorded a pre-tax charge of $45 million (representing $39 million net of income tax and a diluted EPS charge of $0.03 per share) in relation to tax assessments for general sales tax deducted on imported cutfiller for the years 2014 to 2016. This pre-tax charge was recorded in marketing, administration and research costs in the consolidated statement of earnings for the year ended December 31, 2024, and was included in the SSEA, CIS & MEA segment results.

Megapolis localization tax impact – PMI holds a 23% equity interest in JSC TK Megapolis ("TKM"), PMI's distributor in Russia (SSEA, CIS & MEA segment). In June 2024, the Russian government included TKM in the list of economically significant organizations that may be subject to forced localization under applicable Russian law, which referred to the mandatory removal of a foreign holding company from the shareholding structure. On August 8, 2024, the Arbitrazh Court of the Moscow Region granted the forced localization of Megapolis Distribution B.V. ("MDBV") as requested by the Ministry of Industry and Trade on July 18, 2024. As a result, MDBV's shares in TKM were transferred to TKM and subsequently transferred to the Russian subsidiaries of its indirect shareholders during the fourth quarter of 2024. As a result of the transfer of shares, PMI recorded a tax charge of $77 million (representing a diluted EPS charge of $0.05 per share). This charge primarily reflected additional deferred withholding taxes related to the TKM pre-localization earnings and other adjustments of accumulated earnings of the Russian subsidiary. For further details, see Item 8, Note 5. *Related Parties - Equity Investments and Other*.

Germany excise tax classification litigation charge – In August 2024, the German Main Custom Office ("MCO") notified Philip Morris (Germany) GmbH ("PM Germany") of its decision to classify *TEREA* consumables as a cigarette for excise tax purposes with the associated tax assessment totaling EUR 151 million (approximately $176 million) covering the period of February 15, 2023, through August 1, 2024. In April 2025, PM Germany paid the outstanding amount, which was recorded in Other assets on the consolidated balance sheets, while it challenged the MCO's decision in court. On September 17, 2025, PM Germany filed a request to withdraw the proceedings. As a result, the tax assessment amount of $176 million (representing $150 million net of income tax and a diluted EPS charge of $0.10 per share) was recorded as a pre-tax charge in marketing, administration and research costs in the consolidated statements of earnings for the year ended December 31, 2025, and was included in the Europe segment results.

RBH (Canada) Plan implementation, including dividend income, net – On August 29, 2025, the plan of compromise and arrangement (the "Plan") setting forth the terms of a resolution of Canadian tobacco claims and related litigation became effective. In the third quarter of 2025, we recorded after-tax income of $156 million ($0.10 per share increase in diluted EPS) following the Plan implementation, including $303 million of dividend income net of the corresponding decrease in the carrying value of the RBH investment, $19 million of other income and the related income tax charge of $166 million. For further details regarding the Plan, see Item 8, Note 5. *Related Parties - Equity Investments and Other,* and Note 10. *Income Taxes*.

Impairment of Wellness business related equity investment – In the third quarter of 2025, PMI recorded a non-cash after-tax charge of $146 million (representing a diluted EPS charge of $0.09 per share), primarily representing an other-than-temporary impairment of one equity method investment within the Wellness business following a reassessment of its estimated fair value triggered by the amendment of existing investment agreements in the third quarter of 2025. The impairment charge was recorded in equity investments and securities (income)/loss, net in the consolidated statements of earnings for the year ended December 31, 2025. For further details, see Item 8, Note 5. *Related Parties - Equity Investments and Other*.

Loss on expected sale of consumer accessories and other businesses – During the fourth quarter of 2025, PMI completed the sale of one business and classified as held-for-sale net assets of certain other businesses (disposal group), primarily related to its consumer accessories products acquired as part of the Swedish Match AB acquisition in 2022. As a result, PMI recorded a pre-tax loss of $94 million (representing a diluted EPS charge of $0.06 per share). The loss on sale was recorded in marketing, administration and research costs in the Europe segment in PMI's consolidated statement of earnings for the year ended December 31, 2025. For further details, see Item 8, Note 3. *Acquisitions and Divestitures*.

Income taxes – The Income tax impact associated with Swedish Match AB financing that decreased our 2024 diluted EPS by $0.14 per share and increased our 2025 diluted EPS by $0.25 per share in the table above was due to a deferred tax impact for unrealized foreign currency gains and losses on intercompany loans related to the Swedish Match acquisition financing reflected in the consolidated statements of earnings, while the underlying pre-tax foreign currency movements fully offset in the consolidated statements of earnings and were reflected as currency translation adjustments in the consolidated statements of stockholders' (deficit) equity.

The 2024 tax items that increased our 2024 diluted EPS by $0.03 per share in the table above were due to a U.S. tax benefit for a worthless stock deduction under section 165(g) of the Internal Revenue Code related to PMI's investment in C.A. Tabacalera Nacional, a wholly owned foreign corporation incorporated in Venezuela.

The 2025 tax items that increased our 2025 diluted EPS by $0.11 per share in the table above were due to benefits related to an interest expense election primarily driven by a reduction in prior year tax costs associated with global intangible low-taxed income and refunds expected on amended tax returns filed in Germany; partially offset by valuation allowances recorded on deferred tax assets related to U.S. foreign tax credits and the recognition of current tax expense related to the potential disallowance of deductions for certain intercompany transactions in Indonesia. For further details, see Item 8, Note 10. *Income Taxes*.

The change in the tax rate that decreased our diluted EPS by $0.01 per share in the table above was primarily due to changes in earnings mix by taxing jurisdiction.

Currency – The favorable impact of $0.04 per share during the reporting period primarily results from the fluctuations of the U.S. dollar, especially against the Argentine peso, Egyptian pound, Euro, and Polish zloty, partly offset by the Russian ruble and Swiss franc. This favorable currency movement has impacted our profitability across our primary revenue markets and local currency cost bases.

Interest – The favorable impact of $0.09 per share from interest in the table above was primarily due to the impact of lower market interest rates on our variable-rate debt, as well as the favorable impact of derivative financial instruments.

Operations – The increase in diluted EPS of $0.85 per share from our operations in the table above was due primarily to the following segments:

- SSEA, CIS & MEA: Favorable pricing and higher cigarette and SFP volume, partly offset by higher marketing, administration and research costs, and higher manufacturing costs;

- Europe: Favorable pricing and favorable volume/mix, partly offset by higher marketing, administration and research costs; and

- EA, AU & PMI GTR: Favorable volume/mix and a favorable pricing variance;

  partly offset by

- Americas: Higher marketing, administration and research costs, higher manufacturing costs and an unfavorable pricing variance, partly offset by favorable volume/mix.

For further details, see the *Consolidated Operating Results* and *Operating Results by Business Segment* sections of the following *Discussion and Analysis*.

Discussion and Analysis

Critical Accounting Estimates

Item 8, Note 2. *Summary of Significant Accounting Policies* to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. In most instances, we must use a particular accounting policy or method because it is the only one that is permitted under U.S. GAAP.

The preparation of financial statements requires that we use estimates and assumptions that affect the reported amounts of our assets, liabilities, net revenues and expenses, as well as our disclosure of contingencies. If actual amounts differ from previous estimates, we include the revisions in our consolidated results of operations in the period during which we know the actual amounts. Historically, aggregate differences, if any, between our estimates and actual amounts in any year have not had a significant impact on our consolidated financial statements.

The selection and disclosure of our critical accounting estimates have been discussed with our Audit & Risk Committee. The following is a discussion of the more significant assumptions, estimates, accounting policies and methods used in the preparation of our consolidated financial statements:

Acquisitions - PMI accounts for business combinations using the acquisition method of accounting. PMI allocates the purchase price of an acquired business to the assets acquired and liabilities assumed based upon their estimated fair values at the acquisition date with the excess recorded as Goodwill. The fair value of the applicable assets acquired and liabilities assumed is determined through established valuation techniques, such as the income, cost or market approach. PMI may utilize third-party valuation experts to assist in the fair value determination of certain assets acquired and liabilities assumed. The determination of fair value requires management to make judgments and may involve the use of significant estimates, including assumptions with respect to estimated projected revenue growth, future cash flows, terminal growth rates, useful economic lives of intangible assets acquired, discount rates, royalty rates and other factors.   Certain acquired intangibles are expected to have indefinite lives based on their history and PMI's intent to continue to support and build the intangible.

Although PMI believes its estimates of fair value are reasonable, actual financial results could differ from those estimates. Changes in assumptions related to future financial results or other underlying assumptions could have a significant impact on the determination of the fair value of the intangible assets acquired.

See Item 8, Note 3. *Acquisitions and Divestitures* to our consolidated financial statements for details of the critical accounting estimates relevant to the business combinations in the periods presented in this Form 10-K.

Revenue Recognition - We recognize revenue as performance obligations are satisfied. Our primary performance obligation is the distribution and sales of cigarettes and smoke-free products, including heat-not-burn, e-vapor and oral nicotine products.   Our performance obligations are typically satisfied upon shipment or delivery to our customers. PMI estimates the cost of sales returns based on historical experience, and these estimates are immaterial. Estimated costs associated with warranty programs for *IQOS* devices are generally provided for in cost of sales in the period the related revenues are recognized, based on a number of factors, including historical experience, product failure rates and warranty policies and are immaterial. The transaction price is typically based on the amount billed to the customer and includes estimated variable consideration where applicable. Such variable consideration is typically not constrained and is estimated based on the most likely amount that PMI expects to be entitled to under the terms of the contracts with customers, historical experience of discount or rebate redemption, where relevant, and the terms of any underlying discount or rebate programs, which may change from time to time as the business and product categories evolve.

Goodwill and Non-Amortizable Intangible Assets Valuation - We test goodwill and non-amortizable intangible assets for impairment annually or more frequently if events occur that would warrant such review, using either a qualitative or quantitative assessment for each of our reporting units and non-amortizable intangible assets. Where a qualitative assessment is followed, we determine whether it is more likely than not that an impairment exists based on qualitative factors such as macroeconomic conditions, industry and competitive conditions, legal and regulatory environment, historical financial performance and significant changes impacting the reporting unit and the non-amortizable intangible assets. If the qualitative assessment indicates that it is more likely than not that an impairment exists, then a quantitative assessment is performed. The quantitative impairment analysis involves comparing the fair value of each reporting unit or non-amortizable intangible asset to the carrying value. If the carrying value exceeds the fair value, goodwill or a non-amortizable intangible asset is considered impaired. To determine the fair value of a reporting unit, we use the market approach using earnings multiples of comparable global companies within the tobacco industry and a discounted cash flow model. To determine the fair value of non-amortizable intangible assets, we primarily use a discounted cash flow model applying the relief-from-royalty method. These discounted cash flow models include management assumptions relevant for forecasting operating cash flows, which are subject to changes in business conditions, such as volumes and prices, costs to produce, discount rates and estimated capital needs. Management considers historical experience and all available information at the time the fair values are estimated, and we believe these assumptions are consistent with the assumptions a hypothetical marketplace participant would use.

As discussed in Item 8, Note 4.*Goodwill and Other Intangible Assets, net*, PMI recorded impairment losses related to goodwill and non-amortizable intangible assets during the second quarter of 2025 and 2023, where certain reporting units and non-amortizable intangible assets were written down to their respective fair values as of the date of the annual impairment review. During 2024, PMI's annual impairment review of goodwill and non-amortizable intangible assets resulted in no impairment charges. At December 31, 2025, the carrying value of our goodwill was $17.3 billion. The estimated fair value of each of our eleven reporting units, excluding the held-for-sale businesses, and non-amortizable intangible assets exceeded the carrying value as of December 31, 2025. All assumptions used in the impairment assessments for goodwill and non-amortizable intangible assets are based on the best available market information and are consistent with PMI's internal forecasts and operating plans. A deterioration in these assumptions could adversely impact our results.

Investment in non-marketable equity securities – For further details, see Item 8, Note 5. *Related Parties – Equity Investments and Other* to our consolidated financial statements

Marketing Costs - We incur certain costs to support our products through programs that include advertising, marketing, consumer engagement and trade promotions. The costs of our advertising and marketing programs are expensed in accordance with U.S. GAAP. Recognition of the cost related to our consumer engagement and trade promotion programs contain uncertainties due to the judgment required in estimating the potential performance and compliance for each program. For volume-based incentives provided to customers, management continually assesses and estimates, by customer, the likelihood of the customer's achieving the specified targets, and records the reduction of revenue as the sales are made. For other trade promotions, management relies on estimated utilization rates that have been developed from historical experience. Changes in the assumptions used in estimating the cost of any individual marketing program would not result in a material change in our financial position, results of operations or operating cash flows.

Employee Benefit Plans - As discussed in Item 8, Note 12. *Benefit Plans* to our consolidated financial statements, we provide a range of benefits to our employees and retired employees, including pensions, postretirement health care and postemployment benefits (primarily severance). We record annual amounts relating to these plans based on calculations specified by U.S. GAAP. These calculations include various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases, mortality, turnover rates and health care cost trend rates. We review actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As permitted by U.S. GAAP, any effect of the modifications is generally amortized over future periods. We believe that the assumptions utilized in calculating our obligations under these plans are reasonable based upon our historical experience and advice from our actuaries.

Weighted-average discount rate assumptions for pension and postretirement plan obligations at December 31, 2025 and 2024 are as follows:

	2025	2024
Pension plans	**2.42%**	2.07%
Postretirement plans	**5.56%**	5.35%

We anticipate that assumption changes will decrease 2026 pre-tax pension and postretirement expense to approximately $71 million as compared with approximately $172 million in 2025, excluding amounts related to employee severance and early retirement programs. The anticipated decrease is primarily due to lower amortization of unrecognized actuarial losses of $62 million, coupled with higher expected return on assets of $45 million, lower service cost of $20 million, partially offset by higher interest cost of $24 million and other movements of $2 million.

Weighted-average expected rate of return and discount rate assumptions have a significant effect on the amount of expense reported for the employee benefit plans. A fifty-basis-point decrease in our discount rate would increase our 2026 pension and postretirement expense by approximately $46 million, and a fifty-basis-point increase in our discount rate would decrease our 2026 pension and postretirement expense by approximately $44 million. Similarly, a fifty-basis-point decrease (increase) in the expected return on plan assets would increase (decrease) our 2026 pension expense by approximately $49 million.

Income Taxes - Income tax provisions for jurisdictions outside the United States, as well as state and local income tax provisions, are determined on a separate company basis, and the related assets and liabilities are recorded in our consolidated balance sheets.

The extent of our operations involves dealing with uncertainties and judgments in the application of complex tax regulations in a multitude of jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and international tax audits. In accordance with the authoritative guidance for income taxes, we evaluate potential tax exposures and record tax liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes will be due. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would generally result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

We are required to assess the likelihood of recovering deferred tax assets against future sources of taxable income. If we determine, using all available evidence, that we do not reach the more likely than not threshold for recovery, a valuation allowance is recorded. Significant judgment is required in determining the need for and amount of valuation allowances for deferred tax assets including estimates of future taxable income in the applicable jurisdictions and the feasibility of on-going tax planning strategies, as applicable.

The effective tax rates used for interim reporting are based on our full-year geographic earnings mix projections. Changes in currency exchange rates, earnings mix by taxing jurisdiction, geopolitical conditions, or future regulatory developments may have an impact on the effective tax rates. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

For further details, see Item 8, Note 10. *Income Taxes* to our consolidated financial statements.

Hedging - As discussed below in "Market Risk," we use derivative financial instruments principally to reduce exposures to market risks resulting from fluctuations in foreign currency exchange and interest rates by creating offsetting exposures. PMI records derivative contracts at their fair value in accordance with U.S. GAAP and assesses their fair value using standard valuation models that rely on readily observable market inputs. The fair value of PMI's foreign exchange forward contracts, foreign currency swaps and interest rate derivatives is determined using prevailing spot and forward foreign exchange rates, spot and forward interest rates, and the instruments' respective maturity dates. The fair value of currency options is estimated using a Black-Scholes valuation model that incorporates foreign exchange spot rates, interest rate differentials, currency volatilities, strike rates and maturity dates. The fair value of PMI's commodity contracts is determined using prevailing market spot and futures prices and the corresponding maturity dates.

The valuation of derivative contracts includes the market inputs and estimates listed above, which are subject to changes in business conditions. Changes to the fair value of the derivative financial instruments could adversely impact PMI's results.

Contingencies - As discussed in Item 8, Note 16. *Contingencies*, to our consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened against us, and/or our subsidiaries, and/or our indemnitees in various jurisdictions. We and our subsidiaries record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. Litigation is subject to uncertainty. At the present time, except as stated otherwise in Item 8, Note 16. *Contingencies,* while it is reasonably possible that an unfavorable outcome in a case may occur, after assessing the information available to it: (i) management has not concluded that it is probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss for any of the pending tobacco-related cases; and (iii) accordingly, no estimated loss has been accrued in the consolidated financial statements for unfavorable outcomes in these cases, if any. Legal defense costs are expensed as incurred.

Consolidated Operating Results

Net revenues, significant expenses, and operating income by segment were as follows:

(in millions)		Europe		SSEA, CIS & MEA		EA, AU & PMI GTR		Americas		Total
For the Year Ended December 31, 2025										
Net revenues	$	17,111	$	12,051	$	6,632	$	4,854	$	40,648
Less:										
Cost of sales		4,501		5,190		1,961		1,714		13,366
Marketing, administration and research costs		5,404		2,765		1,545		2,635		12,349
Impairment of goodwill		41		—		—		—		41
Operating income	$	7,165	$	4,096	$	3,126	$	505	$	14,892
For the Year Ended December 31, 2024										
Net revenues	$	15,690	$	11,261	$	6,393	$	4,534	$	37,878
Less:										
Cost of sales		4,474		5,313		2,011		1,531		13,329
Marketing, administration and research costs		4,669		2,519		1,504		2,455		11,147
Operating income	$	6,547	$	3,429	$	2,878	$	548	$	13,402
For the Year Ended December 31, 2023										
Net revenues	$	14,537	$	10,629	$	6,201	$	3,807	$	35,174
Less:										
Cost of sales		4,321		5,109		1,978		1,485		12,893
Marketing, administration and research costs		4,252		2,384		1,684		1,740		10,060
Impairment of goodwill		665		—		—		—		665
Operating income	$	5,299	$	3,136	$	2,539	$	582	$	11,556

Items affecting the comparability of results from operations were as follows:

- **Restructuring charges** - See Item 8, Note 18. *Restructuring Activities* for details of the $241 million, $180 million and $109 million pre-tax charges for the year ended December 31, 2025, 2024 and 2023, respectively, as well as a breakdown of these costs by segment.

- **Impairment of goodwill and other intangibles** – For the year ended December 31, 2025, PMI recorded a goodwill impairment charge of $41 million that was included in the Europe segment. For the year ended December 31, 2023, PMI recorded $680 million of goodwill and non-amortizable intangible assets impairment charges that was included in the Europe segment. For further details, see Item 8, Note 4. *Goodwill and Other Intangible Assets, net*.

- **Germany excise tax classification litigation charge** – In August 2024, the German Main Custom Office ("MCO") notified Philip Morris (Germany) GmbH ("PM Germany") of its decision to classify *TEREA* consumables as a cigarette for excise tax purposes with the associated tax assessment totaling EUR 151 million (approximately $176 million) covering the period of February 15, 2023, through August 1, 2024. In April 2025, PM Germany paid the outstanding amount, which was recorded in Other assets on the consolidated balance sheets, while it challenged the MCO's decision in court. On September 17, 2025, PM

Germany filed a request to withdraw the proceedings. As a result, the tax assessment amount of $176 million was recorded in marketing, administration and research costs in the consolidated statements of earnings for the year ended December 31, 2025, and was included in the Europe segment results.

- **Loss on expected sale of consumer accessories and other businesses –** See Item 8, Note 3. *Acquisitions and Divestitures* for details of the pre-tax loss of $94 million recorded in the Europe segment for the year ended December 31, 2025.

- **Egypt sales tax charge** – In the third quarter of 2024, following a ruling issued by the Higher Administrative Court in Egypt and subsequent evaluation of available remedies, PMI concluded that an adverse outcome was probable and recorded a pre-tax charge of $45 million in relation to tax assessments for general sales tax deducted on imported cutfiller for the years 2014 to 2016. This pre-tax charge was recorded in marketing, administration and research costs in the consolidated statement of earnings for the year ended December 31, 2024, and was included in the SSEA, CIS & MEA segment results.

- **Loss on sale of Vectura Group** – In September 2024, PMI announced the execution of a definitive agreement to sell Vectura to Molex Asia Holdings Ltd. On December 31, 2024, we completed the sale. The sale resulted in a pre-tax loss of $199 million. This pre-tax loss was recorded in marketing, administration and research costs in the consolidated statement of earnings for the year ended December 31, 2024, and was included in the Europe segment results. For further details, see Item 8, Note 3. *Acquisitions and Divestitures*.

- **Termination of distribution arrangement in the Middle East** – In the first quarter of 2023, PMI recorded a pre-tax charge of $80 million following the termination of a distribution arrangement in the Middle East. This pre-tax charge was recorded as a reduction of net revenues in the consolidated statements of earnings, and was included in the SSEA, CIS & MEA segment results for the year ended December 31, 2023.

- **South Korea indirect tax charge** – On July 13, 2023, PMI's South Korean subsidiary, PM Korea, received an adverse ruling from the Supreme Court of South Korea related to cases alleging underpayment of excise taxes in connection with a 2015 excise tax increase and subsequent audit by the South Korean Board of Audit and Inspection. The Supreme Court ruling reversed previous decisions that were in PM Korea's favor at the trial and appellate levels. As a result of the ruling, we concluded that an adverse outcome was probable. Consequently, we recorded a non-cash pre-tax charge of $204 million in marketing, administration and research costs in the consolidated statements of earning, reflecting the full amount previously paid by PM Korea, which was included in the EA, AU & PMI GTR segment for the year ended December 31, 2023.

- **Termination of agreement with Foundation for a Smoke-Free World** – On September 29, 2023, PMI and the Foundation for a Smoke-Free World (the "Foundation") entered into the Final Grant Agreement and Termination of the Second Amended and Restated Pledge Agreement ("Agreement"). Under the terms of the Agreement, PMI paid $140 million in the third quarter of 2023 in return for the termination of the pledge agreement between the parties. As a result, in the third quarter of 2023, PMI recorded a pre-tax charge of $140 million commensurate with the early termination of the pledge agreement. The pre-tax charge was recorded in marketing, administration and research costs in the consolidated statements of earnings for the year ended December 31, 2023 and was included in the operating results of the following segments: Europe ($60 million); SSEA, CIS & MEA ($41 million); EA, AU & PMI GTR ($24 million); and Americas ($15 million).

- **Charges related to the war in Ukraine** – For the year ended December 31, 2023, PMI recorded pre-tax charges of $53 million in the Europe segment related to the war in Ukraine.

Our net revenues by product category were as follows:

(in millions)		2025		2024		2023
Combustible tobacco products						
Europe	$	**8,984**	$	8,599	$	8,037
SSEA, CIS & MEA		**10,233**		9,848		9,321
EA, AU & PMI GTR		**2,415**		2,516		2,676
Americas		**2,163**		2,255		2,299
Total combustible tobacco products		**23,794**		23,218		22,334
Smoke-free products						
Europe		**8,127**		7,091		6,500
of which, Wellness		*238*		*333*		*306*
SSEA, CIS & MEA		**1,818**		1,413		1,308
EA, AU & PMI DF		**4,217**		3,877		3,525
Americas		**2,691**		2,279		1,508
Total Smoke-free		**16,854**		14,660		12,840
Total PMI net revenues	$	**40,648**	$	37,878	$	35,174

Note: Sum of product categories or Regions might not foot to total PMI due to rounding.

Net revenues related to combustible tobacco refer to the operating revenues generated from the sale of these products, including shipping and handling charges billed to customers, net of sales and promotion incentives, and excise taxes. These net revenue amounts consist of the sale of our cigarettes and other tobacco products that are combusted. Other tobacco products primarily include roll-your-own and make-your-own cigarettes, pipe tobacco, cigars and cigarillos and do not include smoke-free products.

Net revenues related to smoke-free, excluding wellness, refer to the operating revenues generated from the sale of these products, including shipping and handling charges billed to customers, net of sales and promotion incentives, and excise taxes, if applicable. These net revenue amounts consist of the sale of our products that are not combustible tobacco products, such as heat-not-burn, e-vapor, and oral products, as well as consumer accessories. Net revenues related to wellness refer to the operating revenues generated from the sale of product, primarily associated with oral and intra-oral delivery systems.

PMI's heat-not-burn products include licensed KT&G heat-not-burn products.

References to "Cost/Other" in the Consolidated Financial Summary table of total PMI and the four segments throughout this *"Discussion and Analysis"* reflects the currency and acquisition/divestiture-neutral variances of: cost of sales (excluding the volume/mix cost component); marketing, administration and research costs (including restructuring charges); and amortization and impairment of intangibles. "Cost/Other" also includes the currency and acquisition/divestiture-neutral net revenue variance, unrelated to volume/mix and price components, attributable to: fees for certain distribution rights billed to customers in certain markets in the SSEA, CIS & MEA Region.

Our shipment volume for cigarettes, HTUs and Oral SFP is shown in the table below:

<u>Shipment Volume</u>

Cigarettes and Heated Tobacco Units (million units)	**2025**	**2024**	**2023**
Cigarettes	**607,367**	616,827	612,949
Heated Tobacco Units	**155,133**	139,743	125,263
Total Cigarettes and Heated Tobacco Units	**762,500**	756,570	738,212
Oral SFP Volume (million cans) [(1)]			
Nicotine Pouches	**879.6**	644.0	421.1
Snus	**227.9**	239.6	240.4
Moist Snuff	**129.8**	134.6	133.7
Other Oral SFP [(2)]	**2.6**	3.4	4.2
Total Oral Products	**1,240.0**	1,021.6	799.3

(1) Excluding snuff, snuff leaf and U.S. chewing tobacco

(2) Includes chew bags and tobacco bits

Note: Sum may not foot due to rounding

Following the deconsolidation of our Canadian subsidiary, we continue to report the volume and corresponding royalty revenues of brands sold by RBH for which other PMI subsidiaries are the trademark owners. These include *Next, TEREA* and *VEEV*. The volume and corresponding royalty revenues of these brands sold by RBH were not material to PMI for all periods presented.

Total shipment volume is defined as the combined total of cigarette, heated tobacco, oral smoke-free products (excluding snuff, snuff leaf and U.S. chew) and e-vapor shipment volume in equivalent units, unless otherwise stated.

Heated tobacco units ("HTUs") is the term we use to refer to heated tobacco consumables, which include our *BLENDS*, *DELIA*, *HEETS*, *HEETS Creations* (defined collectively as *HEETS*), *SENTIA*, *TEREA, TEREA CRAFTED and TEREA Dimensions,* as well as the KT&G-licensed brands, *Fiit* and *Miix* (outside of South Korea). HTUs also include zero tobacco heat-not-burn consumables (*LEVIA*).

Oral smoke-free product volume excludes snuff, snuff leaf and U.S. chew and is measured in cans or, for the purposes of total shipment volumes, in pouches or pouch equivalents.

Unless otherwise stated, market share for HTUs is defined as the in-market sales volume for HTUs as a percentage of the total estimated industry sales volume for cigarettes and HTUs.

References to total industry and our market share performance reflect cigarettes and heated tobacco units, unless otherwise stated.

Consumer offtake or offtake is the term PMI uses to refer to an approximation of purchases by consumers based on various market specific sources.

Total industry volume, PMI in-market sales volume and PMI market share for the following geographies include the cigarillo category in Japan: the total international market, EA, AU & PMI GTR Region, and Japanese domestic market.

In-market sales ("IMS") is defined as sales to the trade channels, which serve the end legal age nicotine users. Depending on the market and distribution model, IMS may represent an estimate. Consequently, past reported periods may be updated to ensure comparability and to incorporate the most current information.

Adjusted market share for HTUs is defined as the total in-market sales volume for PMI HTUs as a percentage of the total estimated sales volume for cigarettes and HTUs, excluding the impact of estimated distributor and wholesaler inventory movements.

References to total international market, defined as worldwide cigarette and heated tobacco unit volume excluding the United States,

total industry (or total market) and market shares throughout this "Discussion and Analysis" are our estimates for tax-paid and Global Travel Retail products based on data from a number of internal and external sources and may, in defined instances, exclude China. Past reported periods may be updated to ensure comparability and to incorporate the most current information for industry and market share reporting.

From time to time, PMI's shipment volumes and IMS are subject to the impact of distributor inventory movements (or wholesaler inventory movements in certain markets where PMI does not sell to distributors), and estimated total industry/market volumes are subject to the impact of inventory movements in various trade channels that include estimated trade inventory movements of PMI's competitors arising from market-specific factors that significantly distort reported volume disclosures. Such factors may include changes to the manufacturing supply chain, shipment methods, consumer demand, timing of excise tax increases or other influences that may affect the timing of sales to customers. In such instances, in addition to reviewing PMI shipment volumes, IMS, certain estimated total industry/market volumes and estimated market shares on a reported basis, management reviews these measures on an adjusted basis that excludes the impact of distributor and/or estimated trade inventory movements. Management also believes that disclosing PMI's shipment volumes, IMS, and estimated total industry/market volumes and estimated market shares in such circumstances on a basis that excludes the impact of distributor and/or estimated trade inventory movements improves the comparability of performance and trends for these measures over different reporting periods.

2025 compared with 2024

The following discussion compares our consolidated operating results for the year ended December 31, 2025, with the year ended December 31, 2024.

Total Market

Estimated industry volume (excluding China and the U.S.) for cigarettes and HTUs was broadly stable, with a 1.1% decrease for cigarettes, largely offset by 10.2% growth of HTUs. For the full year 2026, we currently expect an estimated total international industry volume decline of around 2% for cigarettes and HTUs, excluding China and the U.S.

Shipment Volume

	Total PMI	**SFP**	*HTU*	*Oral SFP*	*E-vapor*	**Cigarettes**
Total Shipment Volume (equivalent units in billions)	**786.5**	**179.1**	*155.1*	*20.7*	*3.3*	**607.4**
vs. 2024	1.4%	12.8%	*11.0%*	*18.5%*	*+100%*	(1.5)%

Oral smoke-free products conversion: (i) nicotine pouches (units): 15 pouches per can in the U.S. and approximately 20 pouches per can outside the U.S.; (ii) snus products: weighted average 21 pouches equivalent per can; (iii) moist snuff products: weighted average 17 pouches equivalent per can; (iv) tobacco bits products: weighted average 30 pouches equivalent per can; (v) chew bags products: weighted average 20 pouches per can.

E-vapor products conversion: one milliliter of e-vapor liquid equivalent to 10 units.

Our shipment volume, including cigarettes and smoke-free products (in equivalent units), increased by 1.4% with smoke-free volumes up by 12.8%. All SFP categories grew, and cigarette volume declined by 1.5%. For the full year 2026, we currently expect broadly stable total PMI cigarette and SFP shipment volume, with high-single digit SFP shipment volume growth, and a cigarette shipment volume decline of around 3%, including the impact of weaker industry volume in India and Mexico, and the ongoing recovery of our business in Turkey.

International Share of Market - Cigarette and HTUs (Excluding China and the United States)

	Full-Year		
	2025	**2024**	**Change (pp)**
Total International Market Share [1]	**29.2 %**	29.0 %	0.2
Cigarettes	**23.4 %**	23.7 %	(0.3)
HTU	**5.8 %**	5.3 %	0.5
Cigarette over Cigarette Market Share [2]	**25.3 %**	25.5 %	(0.2)

(1) Defined as PMI's cigarette and heated tobacco unit IMS volume as a percentage of total industry cigarette and heated tobacco unit sales volume, excluding China and the U.S., including cigarillos in Japan

(2) Defined as PMI's cigarette IMS volume as a percentage of total industry cigarette sales volume, excluding China and the U.S., including cigarillos in Japan

Note: Sum of share of market by product categories might not foot to total due to rounding

Key Market Data

Key market data regarding total industry size, our shipments and volume share of cigarettes and heated tobacco units (HTUs) were as follows:

Market	Cigarette & HTU Industry Volume (billion units)		PMI Shipments (billion units)						PMI Volume Share (%)[2]			
			Cigarette & HTU		Cigarette		HTU		Cigarette & HTU		HTU	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Total [1] [2]	2,586.9	2,596.0	762.5	756.6	607.4	616.8	155.1	139.7	29.2	29.0	5.8	5.3
Europe												
France	23.8	26.1	9.9	10.7	9.7	10.5	0.1	0.2	40.3	41.2	0.5	0.6
Germany [3]	69.3	69.2	26.2	26.7	21.3	22.4	4.9	4.3	37.5	38.6	7.2	6.2
Italy [3]	73.9	73.6	40.3	39.1	25.7	27.3	14.6	11.8	53.6	53.6	18.6	16.9
Poland [3]	51.0	58.0	23.2	25.6	18.2	20.1	5.0	5.4	45.3	43.8	10.0	9.2
Spain	43.6	44.4	13.3	12.7	11.9	11.4	1.4	1.3	29.6	29.3	3.4	2.9
SSEA, CIS & MEA												
Egypt	87.3	82.8	26.0	23.9	24.6	22.3	1.4	1.6	30.0	28.8	1.9	1.8
Indonesia [4]	258.7	265.2	79.4	80.8	77.9	79.6	1.5	1.2	30.7	30.5	0.6	0.5
Philippines	46.4	44.9	22.0	21.1	21.5	20.8	0.5	0.3	47.3	46.9	1.0	0.7
Russia	220.6	216.5	69.8	69.9	49.5	51.4	20.3	18.5	31.7	32.3	9.3	8.6
Turkey	160.2	150.5	74.3	78.2	74.3	78.2	—	—	46.4	52.0	—	—
EA, AU & PMI GTR												
Australia	2.8	5.1	1.0	1.8	1.0	1.8	—	—	35.4	34.8	—	—
Japan [2] [3]	150.6	151.1	67.8	64.8	15.9	16.5	52.0	48.3	43.0	41.4	32.1	29.9
South Korea	68.0	70.5	14.0	14.0	7.5	8.3	6.5	5.7	20.6	19.9	9.5	8.1
Americas												
Argentina	26.8	26.4	17.0	16.4	17.0	16.4	—	—	63.5	62.1	—	—
Mexico	30.5	31.6	17.6	18.5	17.3	18.3	0.3	0.2	57.8	58.5	1.0	0.7

(1) Market share estimates are calculated using IMS data, unless otherwise stated. Depending on the market and distribution model, IMS may represent an estimate. Consequently, past reported periods may be updated to ensure comparability and to incorporate the most current information.

(2) Total industry and volume share estimates include cigarillos in Japan

(3) PMI market share reflects estimated adjusted IMS volume share; Total Market is based on reported IMS

(4) 2025 includes 8.7 billion units and 2024 includes 0.6 billion units of cigarette shipment volume under an arrangement where PMI acts as brand management and fulfilment services agent

Financial Summary

Financial Summary - Years Ended December 31, (in millions)	2025	2024	Change Fav./(Unfav.) Total	Change Fav./(Unfav.) Excl. Curr. & Acquis. / Divest.	Variance Fav./(Unfav.) Total	Variance Fav./(Unfav.) Currency	Variance Fav./(Unfav.) Acquisitions / Divestitures	Variance Fav./(Unfav.) Price	Variance Fav./(Unfav.) Vol/Mix	Variance Fav./(Unfav.) Cost/Other
Net Revenues	$ 40,648	$ 37,878	7.3 %	6.5 %	$ 2,770	$ 461	$ (170)	$1,536	$ 920	$ 23
Cost of Sales	(13,366)	(13,329)	(0.3)%	— %	(37)	(194)	155	—	164	(162)
Marketing, Administration and Research Costs [1]	(12,349)	(11,147)	(10.8)%	(10.7)%	(1,202)	(113)	102	—	—	(1,191)
Impairment of Goodwill [2]	(41)	—	— %	— %	(41)	—	—	—	—	(41)
Operating Income	$ 14,892	$ 13,402	11.1 %	9.3 %	$ 1,490	$ 154	$ 87	$1,536	$1,084	$(1,371)

[1] Cost/Other variance includes charges in 2025 of $241 million related to restructuring charges, $176 million related to the Germany excise tax classification litigation charge, $94 million related to the loss on expected sale of consumer accessories and other businesses, and higher amortization of intangibles in 2025, partly offset by charges in 2024 of $180 million related to restructuring charges, $27 million related to the impairment of other intangibles, $199 million related to the loss on sale of Vectura Group and $45 million related to the Egypt sales tax charge. For more details, see Item 8, Note 3. *Acquisitions and Divestitures*, Note 4. *Goodwill and Other Intangible Assets, net*, Note 11, *Segment Reporting* and Note 18. *Restructuring Activities*.

[2] For details on the impairment of goodwill recorded in the second quarter of 2025, see Item 8, Note 4. *Goodwill and Other Intangible Assets, net*.

Net revenues increased by 7.3%. Net revenues, excluding currency and acquisitions/divestitures, increased by 6.5%, mainly reflecting: a favorable pricing variance due to higher combustible tobacco pricing; and favorable volume/mix, driven by higher smoke-free products volume, notwithstanding unfavorable mix and lower volumes for cigarettes.

The favorable currency impact in net revenues was due primarily to the Euro, Polish zloty and Russian ruble, partly offset by the Indonesian rupiah and Mexican peso.

Net revenues include $16.9 billion in 2025 and $14.7 billion in 2024 related to smoke-free.

Operating income increased by 11.1%. Operating income, excluding currency and acquisitions/divestitures, increased by 9.3%, mainly reflecting: the same factors as for net revenues, as well as a favorable comparison to 2024 reflecting a charge of $199 million related to the loss on sale of Vectura Group in 2024 and $45 million related to the Egypt sales tax charge in 2024. The increases were partly offset by higher marketing, administration and research costs, higher manufacturing costs, higher restructuring charges in 2025, the impairment of goodwill charge in 2025, higher amortization of intangibles in 2025, the loss on expected sale of consumer accessories and other businesses of $94 million in 2025, and the 2025 Germany excise tax classification litigation charge of $176 million.

Interest expense, net, of $966 million decreased by $177 million or 15.5%, primarily due to the impact of lower market interest rates on our variable-rate debt, as well as the favorable impact of derivative financial instruments.

Our effective tax rate decreased by 5.0 percentage points to 19.7%. We estimate that our 2026 effective tax rate will be around 21.5%, excluding discrete tax events. For further details, see Item 8, Note 10. *Income Taxes*.

We recorded an impairment charge of $2,316 million related to our RBH equity investment in the consolidated statement of earnings for the year ended December 31, 2024. For further details, see Item 8, Note 5. *Related Parties - Equity Investments and Other*.

Income from equity investments and securities, net, increased by $68 million or 10.7%, primarily driven by a favorable fair value adjustment for our equity security investments in India and Sri Lanka. For further details, see Item 8, Note 5. *Related Parties - Equity Investments and Other*.

Net earnings attributable to PMI of $11.3 billion increased by $4.3 billion or 60.8%. This increase was primarily due to higher operating income, higher income from equity investments and securities, the favorable comparison to 2024 reflecting the impairment charge related to the RBH equity investment in 2024, a lower effective tax rate and lower interest expense, net. Basic earnings per share of $7.27 increased by 60.5%. Diluted EPS of $7.26 increased by 60.6%. Excluding the favorable currency impact of $0.04, diluted EPS increased by 59.7%.

2024 compared with 2023

For a discussion comparing our consolidated operating results for the year ended December 31, 2024, with the year ended December 31, 2023, refer to Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operation - Discussion and Analysis - Consolidated Operating Results* in our Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission on February 6, 2025. This section is incorporated by reference into this Annual Report on Form 10-K for the year ended December 31, 2025.

Operating Results by Business Segment

2025 compared with 2024

The following discussion compares operating results within each of our segments for 2025 with 2024.

Europe:

Financial Summary - Years Ended December 31, (in millions)	2025	2024	Change Fav./(Unfav.) Total	Change Fav./(Unfav.) Excl. Curr. & Acquis. / Divest.	Variance Fav./(Unfav.) Total	Variance Fav./(Unfav.) Currency	Variance Fav./(Unfav.) Acquisitions / Divestitures	Variance Fav./(Unfav.) Price	Variance Fav./(Unfav.) Vol/Mix	Variance Fav./(Unfav.) Cost/Other
Net Revenues	$ 17,111	$ 15,690	9.1 %	6.8 %	$1,421	$ 528	$ (170)	$ 805	$ 258	$ —
Operating Income	$ 7,165	$ 6,547	9.4 %	3.4 %	$ 618	$ 340	$ 56	$ 805	$ 127	$ (710)

Net revenues increased by 9.1%. Net revenues, excluding currency and acquisitions/divestitures, increased by 6.8%, reflecting: a favorable price variance, predominantly due to higher combustible tobacco pricing; and favorable volume/mix, driven by higher SFP volume, notwithstanding lower volumes and unfavorable mix for cigarettes.

The pricing variance for 2024 and 2025 was negatively impacted by the supplemental tax surcharge on heated tobacco products ("HTPs") in Germany, which went into effect in 2022. On March 14, 2024, the Court of Justice of the European Union (the "CJEU") ruled that the German fiscal regulation imposing an additional excise tax on HTPs does not contravene EU law. On May 15, 2024, following the decision issued by CJEU, the Fiscal Court in Dusseldorf (the "FCD") also ruled that the German fiscal regulation imposing an additional excise tax on HTPs does not contravene EU law. The FCD admitted an appeal to the Federal Tax Court. On June 19, 2024, PMI submitted an appeal. The negative impact will continue, at least until the appeal ruling on the legality of the surcharge is concluded. PMI currently accounts for the surcharge as a reduction in net revenues. The amounts withdrawn before May 15, 2024, were under a payment suspension. Despite this payment suspension and, in order to avoid the future addition of interest, PMI elected, on January 14, 2025, to pay the amount outstanding of EUR 721 million (approximately $751 million), excluding accrued interest. An unfavorable outcome to the appeal would negatively impact PMI's future cash provided by operating activities for the amounts of unpaid interest. A favorable outcome to the appeal would positively impact future PMI's operating results and future cash provided by operating activities for the amounts paid in January 2025.

Operating income increased by 9.4%. Operating income, excluding currency and acquisitions/divestitures, increased by 3.4%, primarily reflecting: the same factors as for net revenues and a favorable comparison to 2024 reflecting a charge of $199 million related to the loss on sale of Vectura Group in 2024; partly offset by higher marketing, administration and research costs, as well as the 2025 loss on expected sale of consumer accessories and other businesses of $94 million, the 2025 Germany excise tax classification litigation charge of $176 million and the 2025 restructuring charges of $241 million.

Europe - Total Industry, PMI Shipment Volume and Market Share Commentaries

The estimated industry volume for cigarettes and HTUs decreased by 3.5% to 524.0 billion units, with a 5.0% decrease for cigarettes and continued HTU growth. The decrease in the estimated total market were notably in Poland (down by 12.1%) and the Ukraine (down by 10.6%), partly offset by Bulgaria (up by 6.0%).

Our shipment volume (in equivalent units) decreased by 1.0% with cigarettes down by 5.5% and SFP up by 10.9%.

Europe Cigarette and HTU Shipment Volume (million units)



Our cigarette and HTU shipment volume decreased by 1.5% to 213.1 billion, with decreases in Poland (down by 9.4%) and France (down by 7.9%), partly offset by Italy (up by 3.1%) and Spain (up by 4.9%).

Our HTU share of the total cigarette and HTU market increased by 1.2 points on an adjusted basis.

Europe Oral SFP Shipment Volume (million cans)



Other Oral SFP includes chew bags and tobacco bits
Note: Sum may not foot due to rounding.

Our oral SFP shipments decreased by 6.9% to 268.8 million cans.

SSEA, CIS & MEA:

Financial Summary - Years Ended December 31, (in millions)	2025	2024	Change Fav./(Unfav.) Total	Change Fav./(Unfav.) Excl. Curr. & Acquis. / Divest.	Variance Fav./(Unfav.) Total	Variance Fav./(Unfav.) Cur-rency	Variance Fav./(Unfav.) Acqui-sitions / Dives-titures	Variance Fav./(Unfav.) Price	Variance Fav./(Unfav.) Vol/ Mix	Variance Fav./(Unfav.) Cost/ Other
Net Revenues	$ 12,051	$ 11,261	7.0 %	6.4 %	$ 790	$ 64	$ —	$ 836	$ (146)	$ 36
Operating Income	$ 4,096	$ 3,429	19.5 %	20.3 %	$ 667	$ (60)	$ 31	$ 836	$ 186	$ (326)

Net revenues increased by 7.0%. Net revenues, excluding currency and acquisitions/divestitures, increased by 6.4%, mainly reflecting: a favorable price variance, predominantly driven by combustible tobacco pricing; while unfavorable cigarette mix, due to the commercial model change in Indonesia, was largely offset by higher cigarette and SFP volume.

A change in our commercial model for the below tier-one cigarette segment in Indonesia in the fourth quarter of 2024 resulted in lower net revenue growth, with no meaningful impact on operating income.

Operating income increased by 19.5%. Operating income, excluding currency and acquisitions/divestitures, increased by 20.3%, primarily reflecting: a favorable price variance, as well as higher cigarette and SFP volume and a favorable comparison to 2024 reflecting a charge of $45 million related to the Egypt sales tax charge in 2024, partly offset by higher marketing, administration and research costs, as well as manufacturing costs (notably tobacco leaf).

SSEA, CIS & MEA - Total Industry, PMI Shipment Volume and Market Share Commentaries

The estimated industry volume for cigarettes and HTUs increased by 1.1% to 1,562.9 billion units. The increase was mainly driven by India (up by 9.8%), Turkey (up by 6.4%) and Egypt (up by 5.5%), partly offset by Bangladesh (down by 10.7%) and Indonesia (down by 2.4%).

Our shipment volume (in equivalent units) increased by 1.7% with SFP up by 14.1% and cigarettes up by 0.7%.



SSEA, CIS & MEA Cigarette and HTU Shipment Volume (million units)

Our cigarette and HTU shipment volume increased by 1.7% to 379.6 billion units, mainly driven by India (up by 39.2%), Egypt (up by 8.9%) and the Philippines (up by 4.3%), partly offset by Turkey (down by 4.9%) and Indonesia (down by 1.8%).

EA, AU & PMI GTR:

Financial Summary - Years Ended December 31,			Change Fav./(Unfav.)		Variance Fav./(Unfav.)					
(in millions)	2025	2024	Total	Excl. Curr. & Acquis. / Divest.	Total	Cur-rency	Acqui-sitions / Dives-titures	Price	Vol/ Mix	Cost/ Other
Net Revenues	$ 6,632	$ 6,393	3.7 %	4.6 %	$ 239	$ (53)	$ —	$ 81	$ 211	$ —
Operating Income	$ 3,126	$ 2,878	8.6 %	11.7 %	$ 248	$ (88)	$ —	$ 81	$ 224	$ 31

Net revenues increased by 3.7%. Net revenues, excluding currency and acquisitions/divestitures, increased by 4.6%, predominantly due to: favorable volume/mix, driven by SFP volume; coupled with favorable price variance, driven by higher combustible tobacco pricing.

Operating income increased by 8.6%. Operating income, excluding currency and acquisitions/divestitures, increased by 11.7%, reflecting the same factors as for net revenues.

EA, AU & PMI GTR - Total Industry, PMI Shipment Volume and Market Share Commentaries

The estimated industry volume for cigarettes and HTUs, excluding China, decreased by 1.1% to 316.4 billion units, with HTU growth more than offset by decrease in cigarettes. Notable decreases in South Korea (down by 3.5%) and Australia (down by 45.7%) were partly offset by Global Travel Retail (up by 6.7%).

Our shipment volume (in equivalent units) increased by 4.1% with SFP up by 11.0%, and cigarettes down by 4.1%.

EA, AU & PMI GTR Cigarette and HTU Shipment Volume (million units)



Our cigarette and HTU shipment volume increased by 3.8% to 108.5 billion units, driven by Japan (up by 4.7%), partly offset by Australia (down by 45.2%).

Our HTU adjusted in-market sales volume increased by an estimated 9.3%.

Americas:

Financial Summary - Years Ended December 31, (in millions)	2025	2024	Change Fav./(Unfav.) Total	Change Fav./(Unfav.) Excl. Curr. & Acquis. / Divest.	Variance Fav./(Unfav.) Total	Variance Fav./(Unfav.) Cur-rency	Variance Fav./(Unfav.) Acqui-sitions / Dives-titures	Variance Fav./(Unfav.) Price	Variance Fav./(Unfav.) Vol/ Mix	Variance Fav./(Unfav.) Cost/ Other
Net Revenues	$ 4,854	$ 4,534	7.1 %	8.8 %	$ 320	$ (78)	$ —	$(186)	$ 597	$ (13)
Operating Income	$ 505	$ 548	(7.8)%	(0.9)%	$ (43)	$ (38)	$ —	$(186)	$ 547	$ (366)

Net revenues increased by 7.1%. Net revenues, excluding currency and acquisitions/divestitures, increased by 8.8%, primarily reflecting favorable volume/mix, driven by SFP volume, partly offset by unfavorable pricing. The unfavorable pricing was mainly due to the U.S. (reflecting the increased impact of promotional activities in the second half of 2025, as a result of *ZYN*'s return to full availability, with promotional costs including retailer incentives taken in net revenues), partly offset by cigarette pricing outside of the U.S.

Operating income decreased by 7.8%. Operating income, excluding currency and acquisitions/divestitures, decreased by 0.9%, mainly reflecting an unfavorable pricing variance (described above), higher amortization of intangibles, and higher marketing, administration and research costs, and manufacturing costs (both including further investments in our U.S. capabilities and organization). These decreases were partly offset by favorable volume/mix (described above) and a favorable comparison to 2024 reflecting the restructuring charges of $180 million in 2024.

Americas - Total Industry, PMI Shipment Volume and Market Share Commentaries

The estimated industry volume for cigarettes and HTUs, excluding the U.S., decreased by 2.0% to 183.5 billion units due to a decrease in the cigarette market. The decrease in the estimated total market was mainly due to Canada (down by 12.2%) and Mexico (down by 3.6%), partly offset by Argentina (up by 1.8%).

Our shipment volume (in equivalent units) increased by 3.1% with SFP up by 27.7% and cigarettes down by 1.7%.

Americas Cigarette and HTU Shipment Volume (million units)



Our total cigarette and HTU shipment volume decreased by 1.5% to 61.3 billion units, mainly due to Mexico (down by 4.8%), partly offset by Argentina (up by 4.1%).



Americas Oral SFP Shipment Volume (1)
(million cans)

Nicotine Pouches   Moist Snuff   Snus

(1) Excluding U.S. chew

Note: Sum may not foot due to rounding. U.S. travel retail volumes of approximately 11.9 million nicotine pouch cans were recorded in the Americas segment in 2025, while financial impacts were recorded in the EA, AU & PMI GTR segment. There were no meaningful U.S. travel retail volumes in prior year.

Oral SFP shipments increased by 29.4% to 930 million cans, predominantly driven by *ZYN* nicotine pouches in the U.S.

2024 compared with 2023

As previously disclosed in the *Description of Our Company* section of this Item 7, we updated our segment reporting in January 2025 by including the ongoing Wellness results in the Europe segment.

For a discussion comparing our consolidated operating results within each of our segments for the year ended December 31, 2024, with the year ended December 31, 2023, refer to Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operation - Operating Results by Business Segment* in our Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission on February 6, 2025. This section is incorporated by reference into this Annual Report on Form 10-K for the year ended December 31, 2025.

Business Environment

The industries we operate in and our company face a number of challenges that may adversely affect our business, product sales volume, results of operations, cash flows, and financial position. These challenges, which are discussed below and in Part II, Item 1A. *Risk Factors — Cautionary Factors That May Affect Future Results* in this report, include:

- regulatory restrictions on our products, including restrictions on the packaging, marketing, registration and sale of tobacco or other nicotine-containing products or related devices that could reduce our competitiveness, eliminate our ability to communicate with adult consumers, or ban certain of our products;

- fiscal challenges, such as excessive excise tax increases and discriminatory tax structures;

- illicit trade in tobacco and nicotine-containing products, including counterfeit, contraband and other non-compliant or otherwise illicit products;

- intense competition, including unfair competition from non-tax paid volume by certain manufacturers; and

- legal challenges, including the pending and threatened litigation discussed in Part II, Item 8, Note 16. *Contingencies* in this report.

Smoke-Free Products (SFPs)

Our Approach to SFPs

We recognize that smoking cigarettes causes serious diseases and that the best way to avoid the harm of smoking is to never start or to quit. Nevertheless, according to WHO estimates, there are approximately one billion smokers globally. This number has not meaningfully changed in decades and, based on current trends, is not expected to significantly change in the near future.

Cigarettes burn tobacco, which produces smoke. As a result of the combustion process, the smoker inhales high levels of various toxic substances. In contrast, while SFPs contain nicotine, which is addictive and not risk-free, SFPs do not burn tobacco and therefore contain significantly lower levels of harmful and potentially harmful constituents ("HPHCs") than found in cigarette smoke.

Our SFPs and commercial activities for these products are designed for, and directed toward, current adult smokers and adult users of nicotine-containing products. We put in significant effort to restrict access to our products from underage persons.

For adult smokers who would otherwise continue to smoke cigarettes, we believe that SFPs, while not risk-free, offer a much better choice. Accordingly, our key strategic priorities are to: (i) continue developing and commercializing products that have the potential to present less risk of harm to adult smokers who switch to such products versus continued cigarette smoking; and (ii) educate and encourage current adult smokers who would otherwise continue to smoke cigarettes to switch to those products.

We recognize that this transformation from cigarettes to SFPs will take time and that the rate of transformation will depend in part upon factors beyond our control, such as the willingness of governments, regulators, and other policy groups to embrace SFPs as a desirable alternative to continued cigarette smoking. As a leading international cigarette manufacturer, we will continue to accelerate this transformation by using our extensive commercial and distribution infrastructure as an effective platform for the commercialization of our SFPs and communication with adult smokers and trade partners about the substantiated benefits of switching to our SFPs. As long as a significant number of adult smokers continue to smoke cigarettes, responsible leadership of the category is critical. We aim to maintain our competitive position in the cigarette market through selective investment. We are judiciously reallocating resources from cigarettes to SFPs and are streamlining our cigarette portfolio.

We have a range of SFPs in various stages of development, scientific assessment, and commercialization. We are committed to conducting rigorous scientific assessments of our SFPs to substantiate that they reduce exposure to HPHCs and, ultimately, that these products present, are likely to present, or have the potential to present less risk of harm to adult smokers who switch to SFPs versus continued cigarette smoking. We draw upon a team of expert scientists and engineers from a broad spectrum of scientific disciplines, and our extensive learnings of adult consumer preferences, to further develop and assess our SFPs. Our efforts are guided by the following key objectives:

- to develop SFPs as satisfying alternatives to smoking for adult smokers who would otherwise continue to smoke cigarettes;

- for those adult smokers, our goal is to develop and offer SFPs with a scientifically substantiated risk-reduction profile that approaches as closely as possible the risk-reduction profile associated with smoking cessation;

- to substantiate the reduction of risk for the individual adult smoker and the reduction of harm to the population as a whole, based on scientific evidence of the highest standard that is made available for scrutiny and review by external independent scientists and relevant regulatory bodies; and

- to advocate for the development of science-based regulatory frameworks for the development and commercialization of SFPs, including the communication of scientifically substantiated information to enable adult smokers to make better choices.

Our SFPs

Our product development is based on the elimination of combustion via tobacco heating and other innovative systems, as well as through oral tobacco and nicotine products, which we believe are the most promising paths to providing a better consumer choice for those who would otherwise continue to smoke cigarettes. We recognize that no single product will appeal to all adult smokers. Therefore, we are developing and commercializing a portfolio of products intended to appeal to a variety of distinct adult consumer preferences and achieve population harm reduction, including:

- Heat-not-burn products, which use a precisely controlled heating device incorporating our patented technologies, into which a specially designed and proprietary tobacco unit is inserted in a holder and heated to generate an aerosol. We have conducted a series of clinical studies for this platform, the results of which were included in our submissions to the U.S. Food and Drug Administration ("FDA"). In addition to the original version of *IQOS*, which relies on a heating technology using a blade, a newer version of *IQOS* uses induction heating. Most of the studies referenced above were conducted with the blade version of *IQOS* and additional research was conducted with the induction technology. We believe that there is full comparability between the bladed versions of *IQOS* and the subsequent induction versions of *IQOS*, and that the data from the studies conducted with the blade version of *IQOS* remain valid and applicable to the newer and adjacent versions of *IQOS*. We also produce a heat-not-burn product that utilizes external resistive heating technology, which is commercialized under the *BONDS by IQOS* brand, and has been launched in certain markets.

- Oral tobacco and nicotine products, which include snus and modern oral pouches. Snus refers to (a) dried loose tobacco, or snuff, which is consumed by sniffing the product through the nose; (b) moist loose tobacco which is put in the mouth between the lower or upper lip and gum; and (c) snus pouches which contain ground tobacco, water, salt and flavors. Modern oral pouches mainly refer to pre-portioned pouches containing nicotine, flavors, and cellulose substrate. In some markets, modern oral pouches may also contain small amounts of tobacco. Users place a pouch between the upper lip and gum and leave it there while the nicotine and flavor are being released. Like snus, nicotine pouches are inherently smoke-free as they are consumed orally, and no combustion process occurs during use. The pouches contain pharmaceutical-grade tobacco-derived nicotine like the nicotine used in medicinal products, such as nicotine-containing gums and inhalers, and flavors approved for use in food in accordance with the product quality standards for nicotine pouches developed by the Swedish Institute for Standards and the British Standards Institute. In 2022, we significantly expanded our oral smokeless products portfolio with the acquisition of Swedish Match. Swedish Match's *ZYN* is the leading smoke-free product brand in the U.S. market.

- e-Vapor products, which are battery-powered devices that produce an aerosol by vaporizing a tobacco-free liquid solution. We have developed e-liquids for our e-Vapor products with different flavor profiles, including e-liquids designed to deliver an authentic tobacco taste. Using patented technology, flavors and nicotine are extracted directly from the tobacco leaves and captured in a tobacco-free liquid solution, without having to add flavoring ingredients.

Data show that, in a stable regulatory environment, only a very small percentage of adult smokers who convert to *IQOS* switch back to cigarettes.

We aim to continue to develop and expand our SFP brand portfolio and market positions. In addition, we continue to use our expertise, technology and capabilities to explore new growth opportunities beyond our current business, including products that do not contain nicotine or tobacco.

Commercialization of SFPs

We are continuing to develop a multiplatform approach and tailoring our commercialization strategy to the characteristics of each specific market. We focus our commercialization efforts on consumer retail experience, guided consumer trials and customer care, and increasingly, digital communication programs and e-commerce. In order to accelerate switching to our SFPs, our initial market introductions typically entail one-on-one consumer engagement (in person or by digital means) and device discounts. These initial commercialization efforts require substantial investment, which we believe will moderate over time and further benefit from the increased use of digital engagement capabilities. PMI has invested, and continues to invest, in digital consumer engagement.

In 2014, we introduced *IQOS* in pilot city launches in Nagoya, Japan, and in Milan, Italy. Since then, we have continuously expanded our commercialization activities.

As of December 31, 2025, PMI's smoke-free products were available for sale in 106 markets.

We have integrated the production of our heated tobacco units into several of our existing manufacturing facilities, are progressing with our plans to build manufacturing capacity for our other SFPs, and continue to optimize our manufacturing infrastructure and expand our commercialization activities for new products and markets. We discuss certain risks related to the commercialization and supply of our SFP portfolio in Part I, Item 1A. *Risk Factors—Cautionary Factors That May Affect Future Results in this report*.

On October 20, 2022, PMI announced that it had reached an agreement with Altria Group, Inc., ("Altria") to end the companies' commercial relationship as of April 30, 2024, with respect to *IQOS* in the U.S. (the "Altria Agreement"). Under the Altria Agreement, PMI now holds the full rights to commercialize *IQOS* in the United States - the world's largest smoke-free market. The Altria Agreement provides a clear path to expanding *IQOS*'s international success in a market where over 30 million adults continue to smoke cigarettes. On March 27, 2025, we began selling *IQOS* 3.0, the blade version of *IQOS*, in Austin, Texas. We are pursuing a limited U.S. roll-out of the *IQOS* device while waiting for authorization to market *IQOS ILUMA*, the induction version, in the United States.

In January 2020, we announced an agreement with KT&G, a leading tobacco and nicotine company in South Korea, for the commercialization of KT&G's smoke-free products outside of South Korea on an exclusive basis. On January 30, 2023, building on three years of collaboration, we announced a long-term collaboration with KT&G to continue to commercialize KT&G's innovative smoke-free devices and consumables on such an exclusive basis. In November 2025, the parties reached an agreement that will facilitate the continuation of the collaboration with a new and revised volume commitment for the 2026-2028 period. For more information, see *Acquisitions, Divestitures and Other Business Arrangements* below.

Our commercialization efforts for the other PMI-developed SFPs are as follows:

- Since 2022, we began commercializing *BONDS* devices and *BLENDS* consumables, and they are now available in 5 markets.

- Since August 2020, we have launched and expanded our portfolio of vaping products (branded *VEEV*) in 47 markets.

- Following our acquisition of Swedish Match, we have access to a strong portfolio of Swedish Match brands, and more specifically to *ZYN*. Modern oral pouches are currently available in 56 markets.

Legislation, Regulation, Taxation and Other Matters Regarding the Manufacture, Marketing, Sale and Use of Tobacco and Other Nicotine-Containing Products

Fiscal Challenges

Excessive and disruptive excise, sales and other tax increases and discriminatory tax structures are expected to continue to have an adverse impact on our profitability, due to lower consumption and consumer down-trading to non-premium, discount, other low-price or low-taxed products such as fine cut tobacco, illicit cigarettes or illicit SFPs. In addition, in certain jurisdictions, some of our products are subject to tax structures that discriminate against premium-price products and manufactured cigarettes. We believe that such tax policies undermine public health by encouraging consumers to turn to illicit trade or negatively impact the transition of adult smokers to SFPs, and ultimately undercut government revenue objectives, disrupt the competitive environment, and encourage criminal activity. Other jurisdictions have imposed, or are seeking to impose, levies or other taxes specifically on tobacco companies, such as taxes on revenues and/or profits.

On March 14, 2024, the Court of Justice of the European Union (the "CJEU") ruled that the German fiscal regulation imposing an additional excise tax on heated tobacco products ("HTPs") does not contravene EU law. The Fiscal Court in Dusseldorf (the "FCD") had previously referred that question to the CJEU. On May 21, 2024, the FCD delivered its judgment and dismissed the claim of our local affiliate, f6 Cigarettenfabrik GmbH & Co.KG, ("PM Germany"). PM Germany filed a notice of appeal to the Federal Fiscal Court on June 19, 2024. To avoid further accumulation of interest, in January 2025, PM Germany provisionally paid the additional HTP excise tax relating to 2022, 2023 and 2024 (pending the outcome of the FCD decision). An oral hearing is expected by the third quarter of 2026.

In March 2025, Japan adopted a multi-year tax plan that included changes to its excise tax structure and rates for tobacco products. Under the plan, the excise tax for HTPs will be harmonized with cigarettes in two steps; one on April 1, 2026, and the second on October 1, 2026. The first increase in the harmonized HTP and cigarette excise tax will occur in April 2027, and the plan provides predictability on future excise rate increases for all tobacco product categories until April 2029.

Legislative and Regulatory Environment

The tobacco industry operates in a highly regulated environment. The well-known risks of smoking have led regulators to impose significant restrictions and high excise taxes on cigarettes. The regulatory landscape for novel nicotine-containing products is inconsistent and evolving but is, in some instances, even more restrictive compared to the regulatory environment for cigarettes.

Much of the regulation that shapes the business environment in which we operate is driven by the World Health Organization's (the "WHO") Framework Convention on Tobacco Control (the "FCTC"), which entered into force in 2005. The main objective of the FCTC is to establish a global agenda for tobacco regulation, with the purpose of reducing tobacco use. To date, 182 countries and the European Union ("EU") are Parties to the FCTC. The treaty requires Parties to have in place various tobacco control measures and recommends others. The FCTC governing body, the Conference of the Parties ("CoP"), has also adopted non-binding guidelines and policy recommendations related to certain articles of the FCTC that go beyond the text of the treaty. In October 2018, the CoP recognized the need for more scientific assessment and improved reporting to define policy on HTPs. Similar to its previous policy recommendations on e-cigarettes, the CoP invited countries to regulate, restrict or prohibit HTPs, as appropriate under their national laws.

The WHO study group on tobacco product regulation published their ninth and tenth reports on the scientific basis of tobacco product regulation in August 2023 and November 2025, respectively. The reports are based on a review of scientific evidence related to novel and emerging nicotine and tobacco products, such as electronic nicotine delivery systems ("ENDS"), electronic non-nicotine delivery systems and HTPs. The report concludes by making a number of policy recommendations on HTPs and ENDS that, if implemented, could restrict both the availability of these products and access to accurate information about them.

The Eleventh Session of the CoP ("CoP11") took place in November 2025. No specific new decisions or policy recommendations on novel and emerging tobacco or nicotine products were adopted, though the parties were invited to "consider comprehensive regulatory options regarding tobacco and nicotine product components, and related external components that increase environmental harms, taking into consideration public health impacts." The WHO's reports and other FCTC guidelines or recommendations are not binding on the WHO Member States or on Parties to the FCTC. CoP12 will take place in 2027.

We believe that when better alternatives to cigarettes exist, the discussion should not be whether these alternatives should be made available to the more than one billion people who smoke cigarettes today, but how fast they can be made available, and within what regulatory framework to maximize their adoption by adult smokers while minimizing unintended use. Therefore, we advocate for regulatory frameworks that are based on a continuum of risk where non-combustible products fall below combustible cigarettes. And we believe that regulation and taxation should differentiate between cigarettes and products that present, are likely to present, or have the potential to present less risk of harm to adult smokers who switch to these products versus continued smoking.

Product regulation should include measures that encourage and accelerate switching to non-combustible products, for example, by allowing adult consumers who would otherwise continue smoking cigarettes to receive truthful and non-misleading information about such alternatives to enable them to make informed decisions and by applying uniform product standards to enable manufacturers to demonstrate the absence of combustion, as well as the reduction in HPHCs.

Regulation should also include specific rules for ingredients, labeling and consumer communication, and should ensure that the public is informed about the health risks of all combustible and non-combustible tobacco and nicotine-containing products. Importantly, regulation must include measures designed to prevent initiation by youth and non-nicotine users. We support mandated accurate and factual health warnings on packaging, minimum age laws, restrictions on advertising, and smoking restrictions in public spaces. We also support regulatory measures that help reduce illicit trade. At the same time, we oppose excessive or prohibitive regulations that may prevent adult smokers, who would otherwise continue smoking, from accessing and switching to SFPs or trigger unintended consequences such as illicit trade.

Regulatory Restrictions

SFP Sales Prohibitions: Some governments have banned, are seeking to ban, or severely restrict emerging tobacco and nicotine-containing products, such as our SFPs, and communication of truthful and non-misleading information about such products. Significant markets that have prohibited or severely restricted the sale of one or more category of SFP include Argentina, Brazil, Canada, France, India, Mexico, Turkey, Australia, Thailand, and Vietnam. In the U.S., some states and municipalities have introduced stringent restrictions on the sale of certain SFPs, including those authorized by the FDA.

These regulations might foreclose or unreasonably restrict adult consumer access to products that might be a better consumer choice than continuing to smoke cigarettes. These regulations could also constitute, in effect, non-tariff barriers to trade. We oppose blanket bans and unreasonable restrictions of products that have the potential to present less risk of harm compared to continued cigarette smoking. By contrast, we support regulation that sets clear standards for all SFP categories and propels innovation to benefit adult smokers who would otherwise continue to smoke cigarettes.

EU Tobacco Products Directive ("TPD"): In April 2014, the EU adopted a significantly revised TPD, which came into force in May 2016. All EU Member States have adopted laws transposing the TPD. The TPD sets forth a comprehensive set of regulatory requirements for tobacco products, including:

- health warnings covering 65% of the front and back panels of cigarette packs, with an option for Member States to further standardize tobacco packaging, including the introduction of plain packaging;

- a ban on characterizing flavors in some tobacco products;

- security features and tracking and tracing measures; and

- a framework for the regulation of novel tobacco products and e-cigarettes, including requirements for health warnings and information leaflets, a prohibition on product packaging text related to reduced risk, and the introduction of notification requirements or authorization procedures in advance of commercialization.

In February 2024, the European Commission published an updated implementation roadmap to Europe's Beating Cancer Plan (the "Plan"). On December 16, 2025, the European Commission published the "EU Cardiovascular Health Plan — Safe Hearts Plan," where it announced its intention to propose a revision of the legislative framework on tobacco control (including TPD) in 2026.

In May 2024, the EU-wide systems of traceability and security features for tobacco products were extended to include tobacco products other than cigarettes and roll-your-own tobacco products. As such, all tobacco products are covered by the traceability system.

EU Tobacco Excise Directive ("TED"): In July 2025, the EU Commission published a legislative proposal for the revision of the 2011 EU Tobacco Excise Directive. The proposal intends to review minimum excise tax rates for combustible tobacco products and expands the scope of the directive to include smoke-free products, such as heated tobacco, e-cigarettes, and nicotine pouches, providing differentiated tax treatment for novel tobacco and nicotine containing products. This proposal marks the beginning of the formal legislative process which requires unanimous approval by all EU Member States and subsequent transposition of TED into national legislation in the EU 27 Member States. The proposal contemplates an implementation date for this directive of January 1, 2028, and provides for an additional transitional period of four years for several categories, including heated tobacco and nicotine pouches.

Plain Packaging and Other Packaging Restrictions: Plain packaging legislation bans the use of branding, logos and colors on packaging other than the brand name and variant that may be printed only in specified locations and in a uniform font. To date, plain packaging laws have been adopted in certain markets, including the key markets of Australia, France, Saudi Arabia and Turkey. Some countries, such as Denmark and Israel, adopted plain packaging regulations that apply to all tobacco products, including SFPs. Other countries are also considering plain packaging legislation.

Some countries have adopted, or are considering adopting, packaging restrictions that could have an impact similar to plain packaging. Examples of such restrictions include standardizing the shape and size of packages, prohibiting certain colors or the use of certain descriptive phrases on packaging, and requiring very large graphic health warnings that leave little space for branding.

Restrictions and Bans on the Use of Ingredients: The WHO and others in the public health community have recommended restrictions or total bans on the use of some or all ingredients in both combustible products and SFPs, including menthol. Broad restrictions and ingredient bans would require us to reformulate our American blend tobacco products, which could reduce our ability to differentiate these products in the market in the long term. In many countries, menthol or flavor bans would eliminate entire product categories.

The EU banned cigarettes and roll-your-own tobacco products with characterizing flavors, while exempting other tobacco products under EU TPD from this characterizing flavor ban. This was also the case for heated tobacco products until November 23, 2022, when the EU Commission published a delegated directive that eliminated this exemption. All EU Member States were required to apply the delegated directive as of October 23, 2023, which bans the use of characterizing flavors in heated tobacco products, impacting a significant proportion of our SFP products currently sold in the EU. Currently, all EU Member States have transposed this directive into national law, withdrawing the heated tobacco product exemption from the characterizing flavor ban. Based on high consumer switching to non-flavored products in reaction to past bans on flavors in other categories and markets, we anticipated that, while short-term volatility would be possible, the ban's impact on our shipment volumes in the EU would be relatively limited in the near term. To date, our experience is generally consistent with this expectation. There has been some short-term disruption in countries that have implemented the ban, most notably in Italy, but the impact has generally been limited in time and magnitude. But our fundamental view remains that we do not expect a meaningful long-term change in the structural growth of the category. We will continue to actively monitor relevant developments in the EU market, including from an illicit trade standpoint.

Other countries may follow the EU's approach toward tobacco product ingredients. Broader ingredient bans have been adopted by, among others, Brazil (pending a court decision), Thailand, Hong Kong (pending implementation date), and Canada. Specific bans were introduced in countries such as Turkey, which banned menthol as of May 2020. In the U.S., certain states and localities have adopted, or are considering adopting, flavor bans that apply to SFPs.

Bans on Display of Tobacco Products at Retail: In a number of our markets, including, but not limited to, Australia, Canada and Russia, governments have banned the display of tobacco products at the point of sale. Other countries are considering similar bans.

Bans and Restrictions on Advertising, Marketing, Promotions and Sponsorships: For many years, the FCTC has called for, and countries have imposed, partial or total bans on tobacco advertising, marketing, promotions and sponsorships, including bans and restrictions on advertising on radio and television, in print and on the Internet. The FCTC's non-binding guidelines recommend that governments prohibit all forms of communication with adult smokers. In CoP10, Specific Guidelines were adopted to address cross-border Tobacco Advertising, Promotion, and Sponsorship ("TAPS") and the depiction of tobacco in entertainment media. These Specific Guidelines are non-binding on WHO Member States and FCTC Parties.

Product Standards and Restrictions on Product Design: In some countries, including in the EU, cigarettes are subject to testing, disclosure and mandatory emissions limits for tar, nicotine, carbon monoxide and other smoke constituents.

Some members of the public health community are calling for further standardization of tobacco products by requiring, for example, that cigarettes have a certain minimum diameter, which would result in a ban on slim cigarettes, or requiring the use of standardized filter and cigarette paper designs. In the Netherlands, an anti-smoking organization has brought a lawsuit to force the government to require a different test method for measuring cigarette emissions than what is currently required under EU law, which, if allowed, could lead to a de facto ban on manufactured cigarettes in the Netherlands and, potentially, in other EU countries. In addition, at its meeting in November 2016, the CoP adopted non-binding guidelines recommending that countries regulate product design features that increase the attractiveness of tobacco products, such as the diameter of cigarettes and the use of flavor capsules.

Currently, national standards in certain countries set minimum quality and safety requirements for heat-not-burn products with technical heat-not-burn specifications and/or methods for demonstrating the absence of combustion, including, for example, Algeria, Angola, Armenia, Bahrain, Colombia, Costa Rica, Dominican Republic, Egypt, Indonesia, Jordan, Kazakhstan, Kyrgyzstan, Lebanon, Morocco, the Philippines, Russia, Saudi Arabia, Tajikistan, Tunisia, the United Arab Emirates ("UAE"), the U.K., Ukraine, Uzbekistan and Vietnam. These standards may be mandatory or voluntary, depending on the market. In Japan, a voluntary standard sets minimum safety requirements for tobacco heating devices.

For e-Vapor products, national standards setting minimum quality and safety requirements have been adopted in several markets, including, for example, Armenia, Australia, Azerbaijan, Bahrain, China, Costa Rica, Egypt, France, Indonesia, Jordan, Morocco, New Zealand, the Philippines, Russia, Saudi Arabia, Tajikistan, the UAE, the U.K., and Ukraine. These standards may be mandatory or voluntary, depending on the market.

Currently, national standards setting minimum quality and safety requirements for modern oral pouches have been adopted in several countries, including, for example, Angola, Armenia, Bahrain, Costa Rica, France, Malawi, Mexico, Moldova, Morocco, Pakistan, the Philippines, Sweden, UAE, the U.K., Ukraine and Zimbabwe. These standards may be mandatory or voluntary, depending on the market.

We expect other governments to consider similar product standards for all novel tobacco and nicotine-containing products and encourage making them mandatory.

Restrictions on Public Smoking and Use of Nicotine-Containing Products in Public: The pace and scope of restrictions on the use of our products have increased significantly in most of our markets. Many countries around the world have adopted, or are likely to adopt, regulations that restrict or ban smoking and use of certain nicotine-containing products in public and/or workplaces, restaurants, bars and nightclubs. Some public health groups have called for, and some countries, regional governments and municipalities have adopted or proposed, bans on smoking in outdoor places, as well as bans on smoking in cars (typically, when minors are present) and private homes. On December 3, 2024, the EU Council adopted its legally non-binding recommendation on smoke- and aerosol-free environments. While the recommendations recognize scientifically proven differences between smoke-free and combustible products, they nevertheless encourage EU member states to restrict usage of both conventional tobacco products and inhalable smoke-free products in indoor public spaces and some outdoor areas. Each member state is to decide whether or not to implement these recommendations.

Generation Bans: Certain jurisdictions are considering generation sales bans, which prohibit the sale of certain tobacco or nicotine products to people born after a particular year. In December 2022, New Zealand adopted regulatory measures prohibiting the sale of smoked tobacco products to anyone born on or after January 1, 2009. These measures were limited to smoked tobacco products and did not apply to heated tobacco products and e-cigarettes. The New Zealand parliament repealed the measures in February 2024, before they were implemented. On November 5, 2024, the UK government introduced a bill to its Parliament, which if adopted, would ban the sale of tobacco products, including HTPs, herbal smoking products and cigarette papers to those born on or after January 1, 2009.

Other Regulatory Issues: Some jurisdictions are considering, or in some cases have adopted, measures designed to reduce the supply of tobacco products. These include regulations intended to reduce the number of retailers selling tobacco products by, for example, reducing the overall number of tobacco retail licenses available or banning the sale of tobacco products within specified distances of certain public facilities. In a limited number of markets, most notably Japan, we are dependent on governmental approvals that may limit our pricing flexibility.

The EU Single-Use Plastics Directive, which requires tobacco manufacturers and importers to cover the costs of public collection systems for tobacco product filters, under Extended Producer Responsibility ("EPR") schemes, came into force on July 2, 2019. As of December 31, 2025, the majority of EU Member States transposed the directive into national legislation and brought into force mandatory EPR schemes and related EPR costs for tobacco manufacturers and importers. We currently expect further adoption of similar laws in other jurisdictions, and we are monitoring developments in this area. We do not estimate a material impact to our business in the EU as a result of compliance with these mandatory EPR schemes.

SFP Commercialization and Risk Statement Authorizations

Certain markets have instituted regulatory authorization processes that govern the commercialization of SFPs or the use of statements addressing SFP harm-reduction.

FDA Authorization Process and Status of PMI SFPs: In the United States, an established regulatory framework for assessing tobacco products including "Modified Risk Tobacco Products" ("MRTP") exists under the jurisdiction of the FDA. FDA actions may influence the regulatory approach of other governments and international regulatory agencies.

FDA Review of IQOS: We submitted to the FDA a Modified Risk Tobacco Product Application ("MRTPA") for the *IQOS* Tobacco Heating System, which includes both the corresponding device and consumables, ("THS") in December 2016, and a Premarket Tobacco Product Application ("PMTA") for *IQOS* in March 2017.

On April 30, 2019, following its comprehensive assessment of our PMTA, the FDA determined that marketing a version of *IQOS*, namely, *IQOS* 2.4 and three related consumables, is appropriate for the protection of public health and authorized those products for sale in the United States. On December 7, 2020, the FDA reached the same determination for *IQOS* 3.0, authorizing that version of the device for sale in the United States.

On July 7, 2020, the FDA determined that the available scientific evidence demonstrates that the issuance of an exposure modification order would be appropriate for the promotion of public health and authorized the marketing of a version of *IQOS*, namely *IQOS* 2.4 and three related consumables, as MRTP products with reduced exposure claims. On March 11, 2022, the FDA reached the same determination for the *IQOS* 3.0 device. The FDA authorized the marketing of these products in the U.S. with the following claims:

"AVAILABLE EVIDENCE TO DATE:

- the *IQOS* system heats tobacco but does not burn it.

- this significantly reduces the production of harmful and potentially harmful chemicals.

- scientific studies have shown that switching completely from conventional cigarettes to the *IQOS* system significantly reduces your body's exposure to harmful or potentially harmful chemicals."

The FDA may issue two types of MRTP orders: a risk modification order or an exposure modification order. We had requested both types of orders for *IQOS* 2.4 and an initial selection of three related consumables' variants. After review, the FDA determined that the evidence did not support issuing a risk modification order at that time, but that it did support issuing an exposure modification order for the product. This determination included a finding that issuance of the exposure modification order is expected to benefit the health of the population as a whole. We also received an exposure modification order for *IQOS* 3.0 in March 2022.

The FDA's PMTA and MRTP orders do not mean that the agency has "approved" *IQOS* products. These authorizations are subject to strict marketing, reporting, and other requirements, and are not a guarantee that the product will remain authorized, particularly if there is a significant uptake in youth or non-smoker initiation. The FDA monitors the marketing of the products.

On January 26, 2023, the FDA authorized the marketing of two new tobacco-flavored consumables (*Marlboro Sienna HeatSticks* and *Marlboro Bronze HeatSticks*) and a modified version of the authorized *Marlboro Amber HeatSticks*. These products are line extensions and/or modified versions of the three consumables for which the FDA had previously issued a marketing granted order. In its assessment, the FDA determined that these three variants of *HeatSticks* were comparable to the previously authorized tobacco-flavored consumables.

On July 5, 2023, we submitted applications to the FDA requesting renewal of the MRTP authorizations previously granted to *IQOS* products in the United States. These renewal requests were received by the FDA 360 days prior to the stated July 2024 expiration date of the original exposure modification orders, as requested by the FDA in the original orders. On May 9, 2024, the FDA filed for scientific review of our MRTP renewal applications for *IQOS* products and posted materials from these applications. The FDA referred our MRTP renewal to the Tobacco Product Scientific Advisory Committee ("TPSAC"). TPSAC held a meeting on our renewal application on October 7, 2025. The recommendations of TPSAC are not binding on the FDA. By regulation, the FDA's decision on our renewal application will take into account, in addition to the views of TPSAC, scientific evidence as well as comments, data and information submitted by interested persons. The FDA did not issue a decision on our MRTP renewal applications prior to the stated July 7, 2024, expiration date of the original exposure modification orders. The MRTP renewal applications were timely filed in accordance with FDA direction, and we believe that we are permitted to continue to use the modified exposure claim with respect to those products that received exposure modification orders until the FDA decides on our MRTP renewal applications.

On October 20, 2023, we submitted bundled PMTAs for our *IQOS ILUMA* THS products together with MRTPAs requesting authorization of the modified exposure order previously granted for *IQOS* blade versions. We submitted these applications at the same time for the FDA to evaluate the PMTAs and MRTPAs concurrently. In March 2024, the FDA formally accepted our bundled PMTAs and MRTPAs. As our applications proceed through the review process, the FDA may request additional information or conduct subsequent inspections to verify the information we submitted.

On January 19, 2024, the FDA completed its review of our Requests for Exemption from Substantial Equivalence (the "EX REQs") for the five submitted *IQOS* consumables and determined that these tobacco products were exempt from the requirements outlined for substantial equivalence (a regulatory pathway that can be used to introduce new tobacco products which have the same characteristics as a product previously authorized by the FDA). These submissions were made in November 2022 (for the three initial *IQOS* consumables) and February 2023 (for the two new *IQOS* consumables) to enable domestic manufacturing of *IQOS* consumables utilizing materials purchased from vendors operating in the United States.

On April 30, 2025, we submitted the Annual Report for the *IQOS* THS to the FDA. The report included a systematic review of the literature covering publications related to the *IQOS* THS between March 1, 2024, and February 28, 2025. The report included publications in various scientific fields including aerosol chemistry and physics, standard and systems toxicology, clinical studies on exposure reduction to HPHCs, and observational studies. Overall, the review continues to support the finding that *IQOS* THS is "appropriate for the promotion of public health."

FDA Review of Oral Tobacco and Nicotine Products: PMTAs for 20 varieties of *ZYN* nicotine pouches were submitted in March 2020. On January 16, 2025, the FDA determined that all 20 *ZYN* nicotine pouch varieties currently marketed in the U.S. met the applicable public health standard and were appropriate for the protection of public health and, therefore, authorized them for sale in the United States. In its assessment, the FDA concluded that "among several key considerations, the agency's evaluation showed that, due to substantially lower amounts of harmful constituents than cigarettes and most smokeless tobacco products, such as moist snuff and snus, the authorized products pose lower risk of cancer and other serious health conditions than such products."

On January 16, 2026, we submitted the first Annual Report for *ZYN* products to the FDA. The report included a systematic review of the literature covering publications related to *ZYN* products between January 16, 2025, and October 31, 2025. The report included publications in various scientific fields including observational studies on trends related to the potential health impact of the products, and behavioral studies analyzing the impact on former and never smokers, impact on cessation, product acceptance and the impact of marketing approaches. Our review of publications revealed no significant new findings. Overall, the review continues to support the FDA's conclusion that marketing of these *ZYN* products is "appropriate for the protection of public health."

In April 2024, we submitted MRTPAs for *ZYN* products currently marketed in the United States and requested authorization of a modified risk claim. In February 2025, the FDA formally accepted our MRTPAs and in June 2025, issued a filing letter for 20 *ZYN* nicotine pouch products. This action initiated a scientific review of our MRTPAs which requested the following modified risk claim: "Using *ZYN* instead of cigarettes puts you at a lower risk of mouth cancer, heart disease, lung cancer, stroke, emphysema, and chronic bronchitis." During the review, the FDA will determine whether our applications provide the necessary evidence for *ZYN* products to be marketed with the requested claim. The FDA referred our MRTPAs to TPSAC, which met on January 22, 2026.

We have and will continue to make additional submissions to FDA to market other *ZYN* products in the United States. In September 2025, the FDA launched a pilot program that aims to increase efficiency and streamline the review process for PMTAs for nicotine pouches. We are aware that certain of our competitors have recently marketed, or stated their intention to market, products that had pending PMTAs and were not previously marketed in the United States. We continue to evaluate the practices of the FDA and other regulators regarding products with respect to which regulatory submissions have been made and assess all potential pathways to market in the United States that might be available

On July 17, 2023, Swedish Match USA, Inc. submitted an application to the FDA requesting re-authorization to continue to market its eight snus smokeless tobacco products (sold under the *General* snus brand name) with a modified risk claim. *General* snus products received modified risk orders on October 22, 2019. Swedish Match USA, Inc. was authorized to market these products with the claim, "Using *General* snus instead of cigarettes puts you at a lower risk of mouth cancer, heart disease, lung cancer, stroke, emphysema, and chronic bronchitis." On November 7, 2024, the FDA renewed the *General* snus modified risk orders, with a stated expiration date in November 2032.

Other Commercialization and Risk Statement Authorization Frameworks: On March 22, 2023, a bill amending the Tobacco Hazards Prevention and Control Act in Taiwan went into effect. It regulates heated tobacco products and bans e-cigarettes. The amendment particularly specifies that designated tobacco products (including heated tobacco products) that are not cigarettes, cut tobacco, cigars, snuff nor chewing tobacco, must undergo a health risk assessment as part of an authorization system. In July 2023, we filed an authorization request to commercialize *IQOS* in Taiwan pursuant to this Act. We have since received this authorization, which took effect on October 11, 2025.

On March 23, 2023, the Greek Ministry of Health authorized a claim for *IQOS* with *HEETS AMBER* to inform Greek *IQOS* users about reduction in emissions of toxicants when using such product compared to cigarette smoking. The decision authorized the following claim: "The concentration of chemical substances with recognized toxicity produced when using *IQOS* with *HEETS AMBER* tobacco sticks is lower compared to conventional smoking. A reduction in the concentration of chemical substances with recognized toxicity does not mean a corresponding reduction in risk for health. The aerosol of this tobacco product contains nicotine and other hazardous chemicals. This tobacco product harms your health and is addictive. The best choice is to quit tobacco and nicotine use altogether." With this authorization, Greece is the second country officially recognizing the reduction in level of toxicants in the *IQOS* aerosol compared to cigarette smoke. In February of 2025, the Greek Ministry of Health authorized a substantially similar claim and disclaimer for *IQOS ILUMA* devices with seven *TEREA* variants (Amber, Bronze, Russet, Sienna, Silver, Teak and Yellow).

SFP Scientific Findings

We make our scientific findings publicly available for scrutiny and peer review through several channels, including our websites. From time to time, adult consumers, competitors, members of the scientific community, and others inquire into our scientific methodologies, challenge our scientific conclusions or request further study of certain aspects of our SFPs and their health effects. We are committed to a robust and open scientific debate and believe that such debate should be based on accurate and reliable scientific information. We seek to provide accurate and reliable scientific information about our SFPs; nonetheless, we may not be able to prevent third-party dissemination of false, misleading or unsubstantiated information about these products. The dissemination of scientifically unsubstantiated information or studies with a strong confirmation bias by third parties may cause confusion among adult smokers and affect their decision to switch from continued smoking to better alternatives, such as our SFPs.

To date, we have been largely successful in demonstrating to regulators that our SFPs are not cigarettes due to the absence of combustion, and as such, they are frequently taxed either as a separate category or as other tobacco products, which typically yields more favorable tax rates than cigarettes. Although we believe that this is sensible from the public health perspective, some jurisdictions have considered or adopted taxation regimes with SFP taxation rates approaching or equal to cigarettes and there is no guarantee regulators will maintain current levels of differentiation. Further, there can be no assurance that we will succeed in our efforts to replace cigarettes with SFPs or that regulation will allow us to commercialize SFPs in all markets, to communicate about our SFPs, including making scientifically substantiated risk-reduction claims, or to treat SFPs differently from cigarettes.

To date, several governmental agencies have published their scientific findings that analyze the harm-reduction potential of certain SFPs versus continuing to smoke cigarettes, including:

In December 2017, at the request of the U.K. Department of Health and Public Health England, the U.K. Committee on Toxicity published its assessment of the risk of heat-not-burn products relative to cigarette smoking. This assessment included analysis of scientific data for two heat-not-burn products, one of which was *IQOS*. The assessment concluded that, while still harmful to health, compared with the known risks from cigarettes, heat-not-burn products are probably less harmful. Subsequently, in February 2018, Public Health England published a report stating that the available evidence suggests that heat-not-burn products may be considerably less harmful than cigarettes but more harmful than e-cigarettes.

In May 2018, the German Federal Institute for Risk Assessment ("BfR") published a study on *IQOS* aerosol relative to cigarette smoke using the Health Canada Intense Smoking Regimen. BfR found reductions in selected HPHCs in a range of 80-99%. This publication indicates that significant reductions in the levels of selected toxicants are likely to reduce toxicant exposure, which BfR stated might be regarded as a discrete benefit compared to combustible cigarettes.

In May 2018, the Dutch National Institute for Public Health and Environment ("RIVM") published a factsheet on novel tobacco products that heat rather than burn tobacco, focusing on *IQOS*. RIVM analyzed the aerosol generated by our *IQOS* product and concluded that the use of this product, while still harmful to health, is probably less harmful than continuing to smoke cigarettes.

In June 2018, the Korean Food and Drug Administration ("KFDA") issued a statement on products that heat rather than burn tobacco. The KFDA tested three heat-not-burn products, one of which was *IQOS*. The KFDA confirmed that the levels of the nine HPHCs tested in the aerosol of these products were on average approximately 90% lower compared to those measured in the cigarette smoke of the top five cigarette brands in South Korea. However, the KFDA stated that it could not establish that the tested heat-not-burn products are less harmful than cigarettes. In October 2018, our Korean subsidiary filed a request with a local court seeking information underlying KFDA's analysis, conclusions and public statements. In May 2020, the court ordered KFDA to produce certain records. Subsequent to that decision, and after exchanges between the parties, the case was closed.

In August 2018, the Science & Technology Committee of the U.K. House of Commons published a report of its inquiry into e-cigarettes and heat-not-burn products. The report concluded that e-cigarettes are significantly less harmful to health than smoking tobacco. The report also observed that for those smokers who do not accept e-cigarettes, heat-not-burn products may offer a public health benefit despite their relative risk. The report called for a risk-proportionate regulatory environment for both e-cigarettes and heat-not-burn products and noted that e-cigarettes should remain the least taxed, cigarettes the most taxed, with heat-not-burn products falling between the two. The U.K. Committee on Advertising Practice announced the removal of a prohibition of health claims in the advertising of e-cigarettes in the U.K., effective November 2018.

In November 2018, the Eurasian Economic Commission (regulatory body of the Eurasian Union consisting of Armenia, Belarus, Kazakhstan, Kyrgyzstan and Russia) published the results of its commissioned study on novel nicotine-containing products, including *IQOS*. The study confirms significantly lower levels of HPHCs in the aerosol generated by this product compared to cigarette smoke.

In January 2019, scientific media published the results of the study of the China National Tobacco Quality Supervision and Test Centre ("CNTQST") comparing the aerosol generated by *IQOS* with cigarette smoke. The CNTQST found that the former contained fewer, and lower levels of, harmful constituents than the latter and concluded that the lower temperature of heating tobacco in *IQOS* contributed to the difference. The CNTQST stated that the reduction in emissions of harmful constituents cannot be interpreted as a harm/risk reduction for cigarette smokers in the same proportion.

In April 2020, the Superior Health Council of Belgium ("SHC") published results of its inquiry into heat-not-burn products. The SHC concluded that heat-not-burn products, while not safe, have a more favorable toxicity profile than cigarettes. However, in light of the uncertainty of such products' short and long-term impacts, the toxic effects of the dual use with cigarettes, and the existence of approved smoking cessation tools, the SHC recommended that current regulations for cigarettes should apply to heat-not-burn products.

In June 2022, the SHC published new advice on e-cigarettes in which they confirm that e-cigarettes are substantially less harmful than smoking cigarettes and, therefore, a better alternative for smokers. The SHC underlines that the vast majority of the risks of tobacco smoking are not caused by nicotine, but by the harmful substances that are released by the combustion of tobacco. Based on the cited science, the SHC calls for legislation that makes a clear distinction between cigarettes and e-cigarettes by focusing on better informing smokers about the benefits of the lower-risk (but not risk-free) alternative, as well as on protecting non-smokers and young people.

The foregoing scientific findings of government agencies may not be indicative of the measures that the relevant government authorities could take in regulating our products.

Legal Challenges to SFPs

We face various administrative and legal challenges related to certain SFP activities, including allegations concerning product classification; advertising, distribution and sales restrictions; corporate communications; product coach activities; scientific substantiation; product liability; and unfair competition. While we design our programs to comply with relevant regulations, we expect these or similar challenges to continue as we expand our efforts to commercialize SFPs and to communicate with the public. The outcomes of these matters may affect our SFP commercialization and public communication activities and performance in one or more markets.

Illicit Trade

Illicit trade creates a cheap and unregulated supply of tobacco and nicotine-containing products, undermines efforts to reduce smoking prevalence, especially among youth, damages legitimate businesses and intellectual property rights, stimulates organized crime, increases corruption and reduces government tax revenue. We generally estimate that, excluding China and the U.S., illicit trade may account for as much as 15% of global cigarette consumption; this includes counterfeit, contraband and the persistent problem of "illicit whites," which are cigarettes legally purchased in one jurisdiction for the sole purpose of being exported and illegally sold in another jurisdiction where they have no legitimate market. Currently, we estimate that illicit trade in the EU accounted for approximately 9% of total cigarette consumption in 2024. Illicit trade also increasingly targets SFPs.

We devote substantial resources to help prevent illicit trade in combustible tobacco products and SFPs. We engage with governments, our business partners, and other stakeholders to implement effective measures to combat illicit trade. Where effective and appropriate, we pursue legal remedies to protect our intellectual property rights from counterfeiting or to counter the illicit diversion of our products. We also cooperate with governmental authorities to combat fraudulent imports of non-compliant or unauthorized tobacco and nicotine-containing products.

As an example, the recent commercial success of the nicotine pouch category makes it more prone to be affected by illicit trade. Our ongoing anti-illicit initiatives for nicotine pouches include PMI's 'know-your-customer' and 'anti-diversion' governance and other measures, such as volume monitoring, tracking and tracing, product security, as well as internal and external awareness training and communications. We are also expanding our market monitoring (both online and offline) and illicit trade research program to nicotine pouches. PMI affiliates and Swedish Match affiliates are taking appropriate actions to address the illicit resale of certain of our oral products including nicotine pouches outside their initial intended market of retail, such as Scandinavia, the U.S. and other markets. Such actions include awareness communications to trade partners, cease-and-desist letters to those involved in illicit trade of products bearing our brands and limiting and/or terminating sales to certain customers in both the online and traditional trade.

A number of jurisdictions are considering actions to prevent illicit trade. In November 2012, the FCTC adopted the Protocol to Eliminate Illicit Trade in Tobacco Products (the "Protocol"), which includes supply chain control measures, such as licensing of manufacturers and distributors, enforcement of these control measures in free trade zones, controls on duty free and Internet channels and the implementation of tracking and tracing technologies. To date, 72 Parties, including the EU, have ratified the Protocol. The Protocol came into force in September 2018. Since then, implementation in national legislations has been ongoing. The fourth Meeting of the Parties ("MOP4") concluded in November 2025, with no restrictions decided with regard to duty-free tobacco sales, or as to whether the Protocol's provisions cover electronic nicotine and non-nicotine delivery systems. MOP5 will take place in 2027. The tracking and tracing regulations for cigarettes and roll-your-own products manufactured or destined for the EU were extended to include tobacco products other than cigarettes, including some of our SFPs, as of May 20, 2024.

Governmental Investigations

From time to time, we are subject to governmental investigations on a range of matters, including tax, customs, antitrust, advertising, and labor practices. We describe certain pending matters in Item 8, Note 16. *Contingencies*.

Trade Policy

PMI complies with all applicable trade restrictions and requirements, including sanctions, in the markets in which it operates. We have taken appropriate actions in response to the latest sanctions to ensure full compliance with the relevant restrictions.

We are subject to various trade restrictions imposed by the U.S., the EU, Switzerland, the U.K., and other jurisdictions in which we do business ("Trade Sanctions"), including the trade and economic sanctions administered by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") and the U.S. Department of State. It is our policy to comply fully with these Trade Sanctions.

Pursuant to specific exemptions or licenses, or where sanctions do not apply to our business, PMI may make sales in countries subject to Trade Sanctions.

We do not do business or sell products in Belarus, Iran, North Korea, Cuba and Syria.

Certain states within the U.S. have enacted legislation permitting or requiring state pension funds to divest or abstain from future investment in stocks of companies that do business with certain countries that are sanctioned by the U.S. Because we do business in certain of these countries, consistent with our policy to fully comply with Trade Sanctions and as described above, these state pension funds may have divested of our stock or may not invest in our stock. We do not believe such legislation has had a material effect on the price of our shares.

Following the start of the conflict in Ukraine on February 24, 2022, the U.S., the EU, the U.K., Switzerland, Canada, Australia, New Zealand, Singapore, South Korea, Japan and other countries introduced extensive economic sanctions and export controls in relation to Russia. While the introduced sanctions vary from jurisdiction to jurisdiction, they are largely aligned. The restrictions target, among others, the Russian financial, banking, oil, military, aviation and marine sectors. The U.S. has also introduced a prohibition on new investment in the Russian Federation by a U.S. person, wherever located, and authorized the imposition of blocking sanctions on anyone operating in the Russian manufacturing sector. Among sanctions targets are Russian political figures and military personnel, certain oligarchs and journalists, and companies operating in the above-mentioned sectors. Export to Russia of certain luxury goods and goods and technology which might contribute to Russia's technological enhancement was banned. Seven non-EU countries (Norway, Iceland, Liechtenstein, North Macedonia, Bosnia and Herzegovina, Montenegro, and Albania) announced that they "aligned themselves" with the majority of the EU sanctions. The U.S., the EU, Switzerland and Japan introduced additional trade restrictions banning, among many other goods, the export of certain non-tobacco materials used to produce cigarettes and heated tobacco consumables in Russia. The EU, Switzerland and the U.K. also prohibited technical assistance and other services related to restricted goods. The EU, Switzerland and the U.K. prohibited import into their territories of certain goods, including cigarettes, among others, which might generate significant revenues for Russia if they originate in Russia or are exported from Russia. The EU and Switzerland prohibited transfer and licensing of intellectual property rights in relation to restricted goods.

PMI holds a 23% equity interest in JSC TK Megapolis ("TKM"), PMI's distributor in Russia (SSEA, CIS & MEA segment), which as of December 31, 2025 had a carrying value of $303 million. Previously, TKM was a subsidiary of Megapolis Distribution B.V. ("MDBV"), a Dutch holding company in which PMI held a 23% equity interest. In June 2024, the Russian government included TKM in the list of economically significant organizations that may be subject to forced localization under applicable Russian law, which referred to the mandatory removal of a foreign holding company from the shareholding structure. On August 8, 2024, the Arbitrazh Court of the Moscow Region granted the forced localization of MDBV as requested by the Ministry of Industry and Trade on July 18, 2024. As a result, MDBV's shares in TKM were transferred to TKM and subsequently transferred to the Russian subsidiaries of its indirect shareholders during the fourth quarter of 2024. MDBV was dissolved in December of 2025. Previously, Mr. Igor Kesaev was a non-majority shareholder of MDBV. The EU, the U.S., the U.K., Switzerland, Canada, Australia, New Zealand and Ukraine imposed sanctions on Mr. Igor Kesaev.

The U.S., the U.K., Switzerland and the EU banned the export of electric accumulators, static converters and electronic cigarettes and similar personal electric vaporizing devices, including *IQOS* devices, to Russia. Certain countries have also banned the delivery of services to Russia, such as information technology consultancy services, accounting and business and management consulting services, or require licenses to continue delivering these services to Russian persons or entities. We are working to mitigate any potential impacts from these restrictions.

Russia introduced certain countermeasures aimed at reducing the effect of Western sanctions. Countermeasures include restrictions on export of certain goods from Russia, including tobacco-related production equipment, restrictions on lending to foreign borrowers, repatriation of dividends and transactions with securities and real estate involving companies from "hostile" countries (i.e., those which introduced sanctions in relation to Russia).

The U.S. has adopted new and increased tariffs on countries and specific goods, subject to evolving exemptions, with additional tariff increases proposed. Those changes, along with retaliatory actions by some trading partners, non-tariff restrictions or requirements being considered in connection with trade dispute negotiations, and the likelihood of additional developments, have created a volatile environment for global trade. We expect the global tariff environment to remain volatile throughout 2026. PMI is actively monitoring developments, evaluating all changes, and adapting operations and compliance practices accordingly. For further details, see the "*Impact of Tariffs on Our Business*" section of this MD&A.

PMI continues to monitor the development of new sanctions and other trade laws in order to ensure full compliance.

Impact of Inflation on Our Business

Like many other global companies, we have experienced inflationary pressures in 2022, 2023, 2024, including: growing pressures on the cost of certain direct materials, wages, energy, transportation, and logistics as well as an increased cost of capital due to interest rate increases driven by the response to increased inflation. In 2025, certain inflationary elements such as direct materials and utilities stabilized, with a moderate overall increase in inflationary pressures driven by tobacco leaf costs. The impact of inflation on cost of sales during 2025 was not material to our consolidated financial statements.

Impact of Tariffs on Our Business

The current U.S. and international political environment, including existing and potential changes to U.S. policies related to global trade and tariffs, have resulted in uncertainty surrounding the future state of the global economy.

While the global tariff environment is volatile, as a global company with a broadly diversified production, a worldwide supplier network, including an established U.S. manufacturing base for nicotine pouches, and existing supply chains that are largely self-contained within their respective trade regions, we currently believe we are well-positioned to mitigate potential supply chain challenges and that the changing tariff environment will not have a material impact on our business. During 2025, the impact of new tariffs on our business was not material to our consolidated financial statements. We expect the global tariff environment to remain volatile throughout 2026.

We are actively monitoring developments in the global tariff environment and will continue to evaluate the potential impact of the announced tariffs and related developments on our business and financial condition, as well as on our suppliers, and the actions we may take to mitigate any impact. For our risk factors related to the impact of tariffs, see Item 1A. *Risk Factors*.

War in Ukraine

In Ukraine, our main priority remains the safety and security of our employees and their families in the country. We continue commercial activities in select locations where safety allows, in order to provide product availability and service to adult consumers, and supplies the market from production centers outside Ukraine, as well as through a contract manufacturing arrangement. Production at our factory in Kharkiv remains suspended. On June 20, 2023, we announced the investment of $30 million in a new production facility in the Lviv region, in Western Ukraine. Preparatory work for the facility began in July 2023. The new production facility was completed at the end of the first quarter of 2024 and local production commenced in April 2024. As of December 31, 2025, our Ukrainian operations had approximately $0.7 billion in total assets, excluding intercompany balances.

In Russia, we are continuously assessing the evolving situation in the country. This includes regulatory constraints in the market entailing very complex terms and conditions that must be met for any divestment transaction to be granted approval by the authorities, and restrictions resulting from international regulations. In the event of a divestment, our ability to fully realize the value of the business would likely be subject to material impairment. As of December 31, 2025, our Russian operations had approximately $4.8 billion in total assets, excluding intercompany balances, of which approximately $2.3 billion consisted of cash and cash equivalents held mostly in local currency (Russian rubles).

Additionally, PMI holds a 23% equity interest in JSC TK Megapolis, PMI's distributor in Russia (SSEA, CIS & MEA segment), which as of December 31, 2025 had a carrying value of $303 million. For further details, see Item 8, Note 5. *Related Parties – Equity Investments and Other.*

These developments above have or may have a material adverse impact on our business, results of operations, cash flows and financial position, and may result in impairment charges.

For further details, see Item 1A. *Risk Factors* and the *"Trade Policy"* section of this Item 7.

Research and Development Expense

The research and development expense for our smoke-free portfolio accounted for approximately 100% of our total research and development expense for the years ended December 31, 2025 and 2024, and approximately 99% for the year ended December 31, 2023. The research and development expense for the years ended December 31, 2025, 2024 and 2023, is set forth in Item 8, Note 13. *Additional Information* to the consolidated financial statements.

Restructuring Activities

We discuss restructuring activities in Item 8, Note 18. *Restructuring Activities* to our consolidated financial statements.

U.S. GAAP Treatment of Highly Inflationary Economies

We apply highly inflationary accounting to the results of operations of our subsidiaries in Argentina, Egypt, Turkey and Lebanon as the cumulative inflation rate in these economies for a three-year period meets or exceeds 100%, in accordance with U.S. GAAP. As a result, monetary assets and liabilities denominated in local currencies are remeasured to the U.S. Dollar at each balance sheet date, with remeasurement gains and losses recognized in consolidated statement of earnings.

This impact of currency fluctuations could negatively impact our financial condition and results of operations. For the years ended December 31, 2025, 2024 and 2023, we recognized exchange gains (losses) of $(26) million, $(46) million, and $(194) million, respectively, resulting from remeasurement adjustments related to highly inflationary accounting.

Environmental and Social Laws and Regulations

While, to date, the effect of environmental and social laws and regulations on PMI has not been material to our business, results of operations or financial condition, consideration of these laws and regulations is an integral aspect of PMI's risk management process. To this end, we actively monitor the existing and potential impact on PMI of significant pending or existing legislation, regulations, international accords, reporting frameworks, standards, principles, and other forms of guidance related to environmental and social matters.

Acquisitions, Divestitures and Other Business Arrangements

We discuss our acquisitions and divestitures in Item 8, Note 3. *Acquisitions and Divestitures* to our consolidated financial statements.

KT&G

On January 30, 2023, PMI announced a long-term collaboration with KT&G, South Korea's leading tobacco and nicotine manufacturer, to continue to commercialize KT&G's innovative smoke-free devices and consumables on an exclusive, worldwide basis (excluding South Korea).

The agreement covers fifteen years, to January 29, 2038, with performance-review cycles and associated commitments, based on volume, to be confirmed for each three-year period, to allow flexibility for evolving market conditions.

The agreement gives PMI continued exclusive access to KT&G's smoke-free brands and product-innovation pipeline, including offerings for low- and middle-income markets, that will enhance PMI's existing portfolio of smoke-free products.

Products sold under the agreement will be subject to assessment to ensure they meet the regulatory requirements in the markets where they are launched, as well as PMI's high standards of quality and scientific substantiation. PMI and KT&G will seek any necessary regulatory approvals that may be required on a market-by-market basis.

On July 30, 2024, PMI announced a memorandum of understanding with KT&G. This non-binding memorandum establishes the parties' intent to collaborate on regulatory submissions for those new KT&G heat-not-burn products that PMI selects to commercialize in the U.S. KT&G's new platform products are expected to be launched first outside the U.S. Thereafter, the partners plan to work on a PMTA submission for review by the U.S. FDA, in accordance with the memorandum.

Equity Investments

We discuss our equity investments in Item 8, Note 5. *Related Parties - Equity Investments and Other* to our consolidated financial statements.

Financial Review



(in millions)	**For the Years Ended December 31,**		
	2025	**2024**	**2023**
Net cash provided by (used in) operating activities	$ **12,233** $	12,217 $	9,204
Net cash provided by (used in) investing activities	**(3,967)**	(1,092)	(3,598)
Net cash provided by (used in) financing activities	**(8,132)**	(9,481)	(5,582)

2025 compared with 2024

• *Net Cash Provided by (Used in) Operating Activities*

Net cash provided by operating activities of $12.2 billion in 2025 was essentially flat compared to 2024. Excluding favorable currency movements, the unfavorable variance of $0.5 billion was due primarily to higher working capital requirements of $2.4 billion. This was partly offset by higher currency-neutral net earnings, excluding non-cash depreciation and amortization expense, non-cash movements in deferred income tax benefit, the losses on the sales of businesses, the impairment charge related to the RBH equity investment and other non-cash movements reflected in Other. Our net cash provided by operating activities also includes dividend income from our deconsolidated Canadian affiliate of $0.5 billion received in the third quarter of 2025 (for further details, see Item 8, Note 5. *Related Parties – Equity Investments and Other*).

The higher working capital requirements in 2025 as compared with 2024 were primarily due to more cash used in inventories, coupled with more cash used in accrued liabilities and other current assets, mainly reflecting the timing of excise tax-paid inventory movements primarily related to excise tax increases and the timing of the corresponding excise tax payments. Excise tax payments included the disputed supplemental tax surcharge on heated tobacco products in Germany of approximately $0.8 billion as PMI elected to pay the supplemental tax surcharge in January 2025 to avoid the future addition of interest (for further details refer to the MD&A Europe segment section where we describe the case). In addition, more cash used in income taxes primarily reflected the higher final 2017 U.S. Tax Cuts and Jobs Act transition tax installment payment. These unfavorable movements were partially offset by less cash used in accounts receivable mainly reflecting higher usage of our factoring arrangements to sell trade receivables, as well as the timing of sales and cash collections (for further details, see Item 8, Note 17. *Sale of Accounts Receivable*).

For the full year 2026, we currently expect net cash provided by operating activities of around $13.5 billion at prevailing exchange rates, subject to year-end working capital requirements.

- *Net Cash Provided by (Used) in Investing Activities*

Net cash used in investing activities in 2025 was $4.0 billion as compared to $1.1 billion in 2024. This increase in net cash used was primarily due to changes in the cash collateral posted for derivative instruments, reflecting the appreciation of the Euro and Swiss franc versus the U.S. dollar, and higher capital expenditures.

Our capital expenditures were $1.6 billion in 2025 and $1.4 billion in 2024. The 2025 capital expenditures were primarily related to our ongoing investments in smoke-free product manufacturing capacity. We expect total capital expenditures in 2026 to be $1.4 billion to $1.6 billion, predominantly due to investments supporting the smoke-free business.

- *Net Cash Provided by (Used in) Financing Activities*

Net cash used in financing activities in 2025 was $8.1 billion as compared to $9.5 billion in 2024. The decrease in net cash used was mainly due to higher debt repayments in 2024 (primarily commercial paper and a credit facility related to the Swedish Match acquisition), partly offset by lower long-term debt proceeds in 2025, higher dividend payments and changes in the cash collateral received for derivative instruments, reflecting the appreciation of the Euro and Swiss franc versus U.S. dollar.

Dividends paid in 2025 and 2024 were $8.6 billion and $8.2 billion, respectively.

2024 compared with 2023

For a discussion comparing our net cash activities (operating, investing and financing) for the year ended December 31, 2024, with the year ended December 31, 2023, refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation - Financial Review in our Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission on February 6, 2025. This section is incorporated by reference into this Annual Report on Form 10-K for the year ended December 31, 2025.

- **Liquidity and Capital Resources**

As a holding company, we depend on dividends and debt repayments from our subsidiaries as our primary sources of funds to pay dividends to our stockholders, make payments on our debt securities and meet other obligations. Our principal wholly owned and majority-owned subsidiaries currently are not limited by long-term debt or other agreements in their ability to pay cash dividends or to make other distributions that are otherwise compliant with law, including governmental capital and foreign currency exchange controls.

In a number of jurisdictions, including Argentina and Russia, we are impacted by various capital controls and/or foreign currency exchange constraints that affect the ability of our subsidiaries in these jurisdictions to settle foreign currency denominated imports of goods and services and/or to pay dividends. These factors increase foreign currency devaluation risks, which may have a negative impact on our financial condition, net assets and results of operations in these jurisdictions.

We define cash and cash equivalents as short-term, highly liquid investments, readily convertible to known amounts of cash that mature within a maximum of three months and have an insignificant risk of change in value due to interest rate or credit risk changes. As a policy, we do not hold any investments in structured or equity-linked products. Our cash and cash equivalents are mostly held with institutions that have investment-grade long-term credit rating. As of December 31, 2025 and 2024, we had cash and cash equivalent of $4.9 billion and $4.2 billion, respectively, the majority of which was held by our foreign subsidiaries, including $2.3 billion and $1.0 billion, respectively, held in Russia.

To meet our ongoing liquidity requirements, our principal source of liquidity is cash generated from operations. Additionally, we utilize long-term and short-term debt financing, including a commercial paper program that is regularly used to finance ongoing liquidity requirements, as part of our overall cash management strategy. Our ability to access the capital and credit markets as well as overall dynamics of these markets may impact borrowing costs. We expect that the combination of our long-term and short-term debt financing, the commercial paper program and the committed credit facilities, coupled with our cash generated from operations, will be adequate to meet our liquidity requirements.

Debt and Borrowing Arrangements

Credit Ratings – The cost and terms of our financing arrangements as well as our access to commercial paper markets may be affected by applicable credit ratings. At February 6, 2026, our credit ratings and outlook by major credit rating agencies were as follows:

	Short-term	Long-term	Outlook
Moody's	P-1	A2	Stable
Standard & Poor's	A-2	A-	Positive
Fitch	F1	A	Stable

Debt – Our total debt was $48.8 billion at December 31, 2025, and $45.7 billion at December 31, 2024. Our total debt is primarily fixed rate in nature. The weighted-average time to maturity of our long-term debt was approximately 7 years at the end of 2025 and 2024. Foreign currency denominated debt and the majority of our $50 billion gross notional amount of derivative financial instruments are subject to foreign currency exchange rates fluctuation, primarily between the Euro and U.S. Dollar, which could impact our debt levels and the pace of anticipated deleveraging. For further details, including the fair value and currency denomination of our debt, see Item 8, Note 6. *Indebtedness* and Note 14. *Financial Instruments*. The amount of debt that we can issue is subject to approval by our Board of Directors.

On February 10, 2023, we filed a shelf registration statement with the U.S. Securities and Exchange Commission, under which we may from time to time sell debt securities and/or warrants to purchase debt securities over a three-year period. During February 2026, we plan to file a new shelf registration statement with the Securities and Exchange Commission.

Commercial Paper Program – We continue to have access to liquidity in the commercial paper market through programs in place in the U.S. and in Europe having an aggregate issuance capacity of $8.0 billion. At December 31, 2025 and 2024, we had no commercial paper outstanding. The average commercial paper balance outstanding during 2025 and 2024 was $3.0 billion and $1.3 billion, respectively. For further details, see Item 8, Note 6. *Indebtedness*.

Revolving Credit Facilities – At December 31, 2025, our total committed revolving credit facilities were $6.3 billion, and there were no borrowings outstanding. The entire committed amounts were available for borrowing.

All banks participating in our committed revolving credit facilities have an investment-grade long-term credit rating from the credit rating agencies. We continuously monitor the credit quality of our banking group, and at this time we are not aware of any potential non-performing credit provider.

These committed revolving credit facilities do not include any credit rating triggers, material adverse change clauses or any provisions that could require us to post collateral. We expect to continue to meet our covenants.

For further details on our revolving credit facilities, including other short-term credit arrangements, see Item 8, Note 6. *Indebtedness* to our consolidated financial statements.

Term Loan Facility related to the Financing of the Swedish Match Acquisition – As of December 31, 2025, borrowings in the amount of €2.5 billion (approximately $2.9 billion) under the 5-year tranche of the term loan facility remained outstanding. For further details, see Item 8, Note 6. *Indebtedness* to our consolidated financial statements.

Sale of Accounts Receivable – To mitigate credit risk and enhance cash and liquidity management, we sell trade receivables to unaffiliated financial institutions. For further details, see Item 8, Note 17. *Sale of Accounts Receivable* to our consolidated financial statements.

***Supply Chain Financing* –** We engage with unaffiliated global financial institutions that offer a voluntary supply chain financing program to some of our suppliers. For further details, see Item 8, Note 20. *Supply Chain Financing* to our consolidated financial statements.

***Cash Requirements* –** At December 31, 2025, our material short-term and long-term cash requirements for various contractual obligations and commitments primarily consisted of the following:

- principal payments related to long-term debt and the associated interest payments. For further details, see Item 8, Note 6. *Indebtedness* to our consolidated financial statements;

- accounts payable and accrued liabilities on our consolidated balance sheet (primarily short-term in nature);

- purchase obligations for inventory and production costs to be utilized in the normal course of business such as raw materials, electronic devices, indirect materials and supplies, packaging, co-manufacturing arrangements, storage and distribution, as well as capital expenditures. These purchase obligations are expected to be approximately $3.4 billion in 2026 and approximately $2.8 billion for years beyond; and

- operating lease liabilities, on an undiscounted basis, which were included in our consolidated balance sheets. For further details, see Item 8, Note 19. *Leases* to our consolidated financial statements.

- **Off-Balance Sheet Arrangements**

We have no off-balance sheet arrangements, including special purpose entities, other than guarantees, and cash requirements discussed above.

***Guarantees* –** At December 31, 2025, we have guarantees of our own performance, which are primarily related to excise taxes on the shipment of our products. There is no liability in the consolidated financial statements associated with these guarantees. These guarantees have not had, and are not expected to have, a significant impact on PMI's liquidity.

In August 2024, PMI entered into a guarantee agreement for an equity investee. For further details, see Item 8, Note 5. *Related Parties – Equity Investments and Other*.

***Swedish Match Notes Consent Solicitation and PMI Guarantee* –** On June 15, 2023, our wholly owned subsidiary, Swedish Match AB ("Swedish Match"), initiated a public consent solicitation of eligible holders of certain outstanding series of its notes to amend certain terms and conditions of these respective notes. The eligible noteholders provided the requisite irrevocable consent instructions voting in favor of the amendments, which were subsequently passed by way of extraordinary resolution at the noteholders' meeting held on July 28, 2023. As a result of the passage of the extraordinary resolution, Philip Morris International Inc. entered into a guarantee, which guarantees unconditionally and irrevocably to the noteholders the punctual payment when due, whether at stated maturity, by acceleration or otherwise, of the principal, premium, if any, and interest on the notes.

- **Equity and Dividends**

We discuss our stock awards as of December 31, 2025, in Item 8, Note 8. *Stock Plans* to our consolidated financial statements.

Dividends paid in 2025 were $8.6 billion. During the third quarter of 2025, our Board of Directors approved a 8.9% increase in the quarterly dividend to $1.47 per common share. As a result, the present annualized dividend rate is $5.88 per common share.

Market Risk

- ***Counterparty Risk* -** We predominantly work with financial institutions with strong short- and long-term credit ratings as assigned by Standard & Poor's and Moody's. These banks are also part of a defined group of relationship banks. Non-investment grade institutions are only used in certain emerging markets to the extent required by local business needs. We have a conservative approach when it comes to choosing financial counterparties and financial instruments. As such, we do not invest or hold investments in any structured or equity-linked products. The majority of our cash and cash equivalents is currently invested with maturities of less than 30 days.

We continuously monitor and assess the credit worthiness of all our counterparties.

• **_Derivative Financial Instruments_** - We operate globally with manufacturing and sales facilities in various locations around the world. Consequently, we use certain financial instruments to manage our foreign currency and interest rate exposure. We use derivative financial instruments principally to reduce our exposure to market risks resulting from fluctuations in foreign exchange and interest rates by creating offsetting exposures. We are not a party to leveraged derivatives and, by policy, do not use derivative financial instruments for speculative purposes.

See Item 8, Note 14. _Financial Instruments_ to our consolidated financial statements for further details on our derivative financial instruments and the related collateral arrangements.

• **_Value at Risk_** - We use a value at risk computation to estimate the potential one-day loss in the fair value of our interest-rate-sensitive and foreign currency price-sensitive derivative financial instruments, representing the majority of our derivative financial instruments exposure. This computation includes our debt and foreign currency forwards, swaps and options. Anticipated transactions, foreign currency trade payables and receivables, and net investments in foreign subsidiaries, which the foregoing instruments are intended to hedge, were excluded from the computation.

The computation estimates were made assuming normal market conditions, using a 95% confidence interval and a one-day holding period using a "parametric delta-gamma" approximation technique to determine the observed interrelationships between movements in interest rates and various currencies and in calculating the risk of the underlying positions in the portfolio. These interrelationships were determined by observing interest rate and forward currency rate movements primarily over the preceding quarter for determining value at risk at December 31, 2025 and 2024, and primarily over each of the four preceding quarters for the calculation of average, high and low value at risk amounts during each year.

(in millions)	At December 31, 2025	**Fair Value Impact** Average	High	Low
Instruments sensitive to:				
Foreign currency rates	$97	$152	$197	$97
Interest rates	$135	$191	$239	$135

(in millions)	At December 31, 2024	**Fair Value Impact** Average	High	Low
Instruments sensitive to:				
Foreign currency rates	$130	$92	$130	$69
Interest rates	$221	$233	$272	$200

The increases during the year of the impact of foreign currency rates and the decreases of the impact of interest rates on the value at risk computation above were primarily due to higher foreign currency volatility and lower interest rate volatility in 2025 compared to 2024.

The value at risk computation is a risk analysis tool designed to statistically estimate the maximum probable daily loss from adverse movements in interest and foreign currency rates under normal market conditions. The computation does not purport to represent actual losses in fair value or earnings to be incurred by us, nor does it consider the effect of favorable changes in market rates. We cannot predict actual future movements in such market rates and do not present these results to be indicative of future movements in market rates or to be representative of any actual impact that future changes in market rates may have on our future results of operations or financial position.

Contingencies

See Item 3 and Item 8, Note 16. _Contingencies_ to our consolidated financial statements for a discussion of contingencies.

Cautionary Factors That May Affect Future Results

Forward-Looking and Cautionary Statements

We may from time to time make written or oral forward-looking statements, including statements contained in filings with the SEC, in reports to stockholders and in press releases and investor webcasts. You can identify these forward-looking statements by use of words such as "strategy," "expects," "continues," "plans," "anticipates," "believes," "will," "aspires," "estimates," "intends," "projects," "aims," "goals," "targets," "forecasts" and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in our securities. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. We elaborate on these and other risks we face throughout this document, particularly in Item 1A. *Risk Factors* and *Business Environment* of this section. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. We do not undertake to update any forward-looking statement that we may make from time to time, except in the normal course of our public disclosure obligations.

Item 7A.   *Quantitative and Qualitative Disclosures About Market Risk.*

The information called for by this Item is included in Item 7, *Market Risk.*

Item 8.   *Financial Statements and Supplementary Data.*

Consolidated Statements of Earnings

(in millions of dollars, except per share data)

for the years ended December 31,	2025	2024	2023
Net revenues [1] & [2] (Notes 5 & 11)	$ 40,648	$ 37,878	$ 35,174
Cost of sales	13,366	13,329	12,893
Gross profit	27,282	24,549	22,281
Marketing, administration and research costs (Notes 3, 4, 11 & 18)	12,349	11,147	10,060
Impairment of goodwill (Note 4)	41	—	665
Operating income	14,892	13,402	11,556
Interest expense, net (Note 13)	966	1,143	1,061
Pension and other employee benefit costs (Note 12)	46	60	45
Earnings before income taxes	13,880	12,199	10,450
Provision for income taxes (Note 10)	2,737	3,017	2,339
Impairment related to the RBH equity investment (Note 5)	—	2,316	—
Equity investments and securities (income)/loss, net	(705)	(637)	(157)
Net earnings	11,848	7,503	8,268
Net earnings attributable to noncontrolling interests	500	446	455
Net earnings attributable to PMI	$ 11,348	$ 7,057	$ 7,813
Per share data (Note 9):			
Basic earnings per share	$ 7.27	$ 4.53	$ 5.02
Diluted earnings per share	$ 7.26	$ 4.52	$ 5.02

[1] Includes net revenues from related parties of $4,582 million, $3,876 million and $3,553 million for the years ended December 31, 2025, 2024 and 2023, respectively

[2] Net revenues are shown net of excise tax on products. For the years ended December 31, 2025, 2024 and 2023, excise tax on products was $53,211 million, $51,563 million and $49,404 million, respectively

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Earnings

(in millions of dollars)

for the years ended December 31,	2025	2024	2023
Net earnings	$ 11,848	$ 7,503	$ 8,268
Other comprehensive earnings (losses), net of income taxes:			
Change in currency translation adjustments:			
Unrealized gains (losses), net of income taxes of $349 in 2025, $(208) in 2024 and $156 in 2023	(1,864)	(122)	(1,643)
(Gains)/losses transferred to earnings, net of income taxes of $0 in 2025, $7 in 2024 and $0 in 2023 (Notes 3, 15 & 18)	3	171	12
Change in net loss and prior service cost:			
Net gains (losses) and prior service costs, net of income taxes of $(176) in 2025, $8 in 2024 and $182 in 2023	884	(10)	(861)
Amortization of net losses, prior service costs and net transition costs, net of income taxes of $(46) in 2025, $(36) in 2024 and $(28) in 2023	175	135	87
Change in fair value of derivatives accounted for as hedges:			
Gains (losses) recognized, net of income taxes of $19 in 2025, $(88) in 2024 and $(30) in 2023	(89)	439	195
(Gains) losses transferred to earnings, net of income taxes of $18 in 2025, $45 in 2024 and $32 in 2023	(94)	(213)	(220)
Total other comprehensive earnings (losses)	(985)	400	(2,430)
Total comprehensive earnings	10,863	7,903	5,838
Less comprehensive earnings attributable to:			
Noncontrolling interests	497	345	281
Comprehensive earnings attributable to PMI	$ 10,366	$ 7,558	$ 5,557

See notes to consolidated financial statements.

Consolidated Balance Sheets
(in millions of dollars, except share data)

at December 31,		2025		2024
Assets				
Cash and cash equivalents	$	**4,872**	$	4,216
Trade receivables (less allowances of $23 in 2025 and $47 in 2024) [1]		**4,572**		3,789
Other receivables (less allowances of $24 in 2025 and $22 in 2024)		**1,238**		886
Inventories:				
Leaf tobacco		**2,425**		2,080
Other raw materials		**2,223**		2,261
Finished product		**6,830**		5,112
		11,478		9,453
Other current assets		**2,203**		1,826
Total current assets		**24,363**		20,170
Property, plant and equipment, at cost:				
Land and land improvements		**562**		581
Buildings and building equipment		**5,050**		4,391
Machinery and equipment		**12,533**		10,632
Construction in progress		**1,471**		1,081
		19,616		16,685
Less: accumulated depreciation		**11,219**		9,375
		8,397		7,310
Goodwill (Note 4)		**17,264**		16,600
Other intangible assets, net (Note 4)		**10,884**		11,327
Equity investments (Note 5)		**2,891**		2,654
Deferred income taxes (Note 10)		**1,247**		940
Other assets (less allowances of $12 in 2025 and $26 in 2024)		**4,139**		2,783
Total Assets	$	**69,185**	$	61,784

[1] Includes trade receivables from related parties of $839 million and $691 million as of December 31, 2025, and 2024, respectively. For further details, see Note 5. *Related Parties - Equity Investments and Other.*

See notes to consolidated financial statements.

at December 31,	2025	2024
Liabilities		
Short-term borrowings (Note 6)	$ 168	$ 137
Current portion of long-term debt (Note 6)	3,533	3,392
Accounts payable	4,407	3,952
Accrued liabilities:		
Marketing and selling	1,354	1,015
Taxes, except income taxes	7,555	6,904
Employment costs	1,545	1,305
Dividends payable	2,312	2,120
Other	3,298	2,832
Income taxes	1,255	1,258
Total current liabilities	25,427	22,915
Long-term debt (Note 6)	45,134	42,166
Deferred income taxes (Note 10)	2,065	2,517
Employment costs	2,406	2,940
Other liabilities	2,181	1,116
Total liabilities	77,213	71,654
Contingencies (Note 16)		
Stockholders' (Deficit) Equity		
Common stock, no par value (2,109,316,331 shares issued in 2025 and 2024) (Note 7)	—	—
Additional paid-in capital	2,453	2,335
Earnings reinvested in the business	35,400	32,869
Accumulated other comprehensive losses (Note 15)	(12,296)	(11,314)
	25,557	23,890
Less: cost of repurchased stock (552,659,642 and 554,470,731 shares in 2025 and 2024, respectively)	35,551	35,640
Total PMI stockholders' deficit	(9,994)	(11,750)
Noncontrolling interests	1,966	1,880
Total stockholders' deficit	(8,028)	(9,870)
Total Liabilities and Stockholders' (Deficit) Equity	$ 69,185	$ 61,784

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(in millions of dollars)

for the years ended December 31,	2025	2024	2023
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES			
Net earnings	$ **11,848**	$ 7,503	$ 8,268
Adjustments to reconcile net earnings to operating cash flows:			
Depreciation and amortization expense	**1,996**	1,787	1,398
Impairment of goodwill and other intangibles (Note 4)	**41**	27	680
Losses on sales of businesses (including held-for-sale) (Note 3)	**94**	206	—
Impairment related to the RBH equity investment (Note 5)	**—**	2,316	—
Deferred income tax (benefit) provision	**(847)**	(123)	(330)
Restructuring charges, net of cash paid (Note 18)	**206**	122	30
Cash effects of changes, net of the effects from acquired and divested companies:			
Receivables, net	**(448)**	(738)	314
Inventories	**(1,201)**	552	(862)
Accounts payable	**258**	297	(288)
Accrued liabilities and other current assets	**(151)**	628	(232)
Income taxes	**(266)**	(62)	(232)
Pension plan contributions (Note 12)	**(139)**	(110)	(21)
Other	**842**	(188)	479
Net cash provided by (used in) operating activities	**12,233**	12,217	9,204
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES			
Capital expenditures	**(1,569)**	(1,444)	(1,321)
Other acquisitions, net of acquired cash (Note 3)	**—**	43	—
Altria Group, Inc. agreement (Note 3)	**—**	—	(1,775)
Proceeds from sales of businesses, net of cash disposed (Note 3)	**30**	136	191
Purchases of debt securities	**(202)**	(132)	—
Sales and maturities of debt securities	**116**	—	—
Equity investments	**(63)**	(124)	(111)
Collateral posted/settlements for derivatives, (paid)/returned (Note 14)	**(2,274)**	351	(660)
Other	**(5)**	78	78
Net cash provided by (used in) investing activities	**(3,967)**	(1,092)	(3,598)

See notes to consolidated financial statements.

for the years ended December 31,		2025		2024		2023
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES						
Short-term borrowing activity by original maturity:						
Net issuances (repayments) - maturities of 90 days or less	$	**19**	$	(1,461)	$	530
Issuances - maturities longer than 90 days		**170**		100		1,366
Repayments - maturities longer than 90 days		**(170)**		(433)		(1,172)
Repayments under credit facilities related to Swedish Match AB acquisition		**—**		(3,168)		(4,430)
Long-term debt proceeds		**7,055**		8,142		9,959
Long-term debt repaid		**(5,368)**		(4,803)		(2,551)
Dividends paid		**(8,624)**		(8,197)		(7,964)
Collateral received/settlements for derivatives, received/(returned)		**(693)**		828		(62)
Payments to acquire Swedish Match AB noncontrolling interests		**—**		—		(883)
Noncontrolling interests activity and Other		**(521)**		(489)		(375)
Net cash provided by (used in) financing activities		**(8,132)**		(9,481)		(5,582)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		**504**		(536)		(95)
Cash, cash equivalents and restricted cash[1]:						
Increase (Decrease)		**638**		1,108		(71)
Balance at beginning of year		**4,254**		3,146		3,217
Balance at end of year	$	**4,892**	$	4,254	$	3,146
Cash Paid:						
Interest	$	**1,688**	$	1,559	$	1,342
Income taxes	$	**3,852**	$	3,178	$	2,952

[1] The amounts for cash, cash equivalents and restricted cash shown above include restricted cash of $20 million, $38 million and $86 million as of December 31, 2025, 2024 and 2023, respectively, which were included in other current assets in the consolidated balance sheets.

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' (Deficit) Equity

(in millions of dollars, except per share data)

	PMI Stockholders' (Deficit) Equity						
	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Accumulated Other Comprehensive Losses	Cost of Repurchased Stock	Noncontrolling Interests	Total
Balances, January 1, 2023	$ —	$ 2,230	$ 34,289	$ (9,559)	$ (35,917)	$ 2,646	$ (6,311)
Net earnings			7,813			455	8,268
Other comprehensive earnings (losses), net of income taxes				(2,436)		6	(2,430)
Issuance of stock awards (Note 8)		61			132		193
Dividends declared ($5.14 per share)			(8,012)				(8,012)
Dividends paid to noncontrolling interests						(497)	(497)
Sale (purchases) of subsidiary shares to/ (from) noncontrolling interests		(6)		180		(831)	(657)
Balances, December 31, 2023	—	2,285	34,090	(11,815)	(35,785)	1,779	(9,446)
Net earnings			7,057			446	7,503
Other comprehensive earnings (losses), net of income taxes				501		(101)	400
Issuance of stock awards (Note 8)		50			145		195
Dividends declared ($5.30 per share)			(8,278)				(8,278)
Dividends paid to noncontrolling interests						(494)	(494)
Acquisitions (Note 3)						160	160
Sale (purchases) of subsidiary shares to/ (from) noncontrolling interests						90	90
Balances, December 31, 2024	—	2,335	32,869	(11,314)	(35,640)	1,880	(9,870)
Net earnings			11,348			500	11,848
Other comprehensive earnings (losses), net of income taxes				(982)		(3)	(985)
Issuance of stock awards (Note 8)		119			89		208
Dividends declared ($5.64 per share)			(8,817)				(8,817)
Dividends paid to noncontrolling interests						(430)	(430)
Sale (purchase) of subsidiary shares to/ (from) noncontrolling interests		(1)				19	18
Balances, December 31, 2025	$ —	$ 2,453	$ 35,400	$ (12,296)	$ (35,551)	$ 1,966	$ (8,028)

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1.

Background and Basis of Presentation:

Background

Philip Morris International Inc. is a holding company incorporated in Virginia, U.S.A. (also referred to herein as the U.S., the United States or the United States of America), whose subsidiaries and affiliates and their licensees are primarily engaged in the manufacture and sale of cigarettes and smoke-free products. Throughout these financial statements, the term "PMI" refers to Philip Morris International Inc. and its subsidiaries.

Smoke-Free Business ("SFB") is the term PMI uses to refer to all of its smoke-free products. SFB also includes wellness products, as well as consumer accessories, such as lighters and matches.

Smoke-free products (also referred to herein as "SFPs") is the term PMI uses to refer to all of its products that provide nicotine without combusting tobacco, such as heat-not-burn, e-vapor, and oral smokeless, and that therefore generate far lower levels of harmful chemicals. As such, these products have the potential to present less risk of harm versus continued smoking.

Basis of presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. Significant estimates and assumptions include, among other things: pension and benefit plan assumptions; useful lives and valuation assumptions of goodwill and other intangible assets; valuation assumptions for non-marketable equity securities; marketing programs, and income taxes. Actual results could differ from those estimates.

The consolidated financial statements include PMI, as well as its wholly owned and majority-owned subsidiaries. Investments in which PMI exercises significant influence (generally 20%-50% ownership interest) are accounted for under the equity method of accounting. Investments not accounted for under the equity method of accounting are measured at fair value, if it is readily determinable, with changes in fair value recognized in net income. Investments without readily determinable fair values, non-marketable equity securities, are measured and recorded using a measurement alternative that values the security at cost minus any impairment. All intercompany transactions and balances have been eliminated.

Following the sale of Vectura Group Ltd. on December 31, 2024, PMI updated in January 2025 its segment reporting by including the ongoing Wellness results (previously referred to as Wellness & Healthcare) in the Europe segment. For further details on the sale of Vectura Group Ltd., see *Note 3. Acquisitions and Divestitures*. In addition, PMI renamed its "PMI Duty Free" business to "PMI Global Travel Retail" effective in the first quarter of 2025. As a result of this change, PMI's segment that includes its duty free business was renamed East Asia, Australia & PMI Global Travel Retail ("EA, AU & PMI GTR").

Certain prior years' amounts have been reclassified to conform with the current year's presentation as a result of the segment structure change discussed above. For further details, see Note 4. *Goodwill and Other Intangible Assets, net* and Note 11. *Segment Reporting*. These reclassifications did not impact PMI's consolidated financial position, results of operations or cash flows in any of the periods presented.

As communicated in the fourth quarter of 2025, with PMI's smoke-free business now operating at scale across its regions, including substantial growth from its U.S. business, PMI has implemented an evolved organizational model with two primary business units: International and U.S. The updated organizational structure is designed to enhance PMI's agility and to support its journey to become a smoke-free company under the leadership of Jacek Olczak, Group CEO of PMI. This change was implemented effective January 1, 2026, and as a result PMI realigned its reportable segments accordingly. The four geographic segments have been replaced with three new reportable segments: International Smoke-Free, International Combustibles, and U.S. As of the first quarter of 2026, our reporting will reflect these changes.

Note 2.

Summary of Significant Accounting Policies:

Acquisitions

PMI uses the acquisition method of accounting for acquired businesses. Under the acquisition method, PMI's consolidated financial statements reflect the operations of an acquired business starting from the closing date of the acquisition. PMI allocates the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on the estimated fair values as of the acquisition date. Any residual purchase price is recorded as goodwill. The fair value of assets acquired and liabilities assumed in certain cases may be subject to revision based on the final determination of fair value during a period of time not to exceed 12 months from the acquisition date. Contingent consideration liabilities are recognized at the estimated fair value on the acquisition date. Subsequent changes to the fair value of contingent consideration are recognized in marketing, administration and research costs in the consolidated statement of earnings. Transaction costs are expensed as incurred.

If PMI determines that assets acquired do not meet the definition of a business, the transaction will be accounted for as an acquisition of assets rather than a business combination and, therefore, no goodwill will be recorded.

Cash and cash equivalents

Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

Contingencies

PMI records provisions in the consolidated financial statements for pending litigation when it is determined that an unfavorable outcome is probable, and the amount of the loss can be reasonably estimated. Legal defense costs are expensed as incurred. For further details, see Note 16. *Contingencies*.

Depreciation and Amortization

Property, plant and equipment are stated at historical cost and depreciated primarily using the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated primarily over periods ranging from 3 to 15 years, and buildings and building improvements primarily over periods up to 40 years.

Definite-lived intangible assets are amortized over their useful lives. For further details, see Note 4. *Goodwill and Other Intangible Assets, net*.

Employee benefit plans

PMI provides a range of benefits to its employees and retired employees, including pensions, postretirement health care and postemployment benefits (primarily severance). PMI records annual amounts relating to these plans based on calculations specified under U.S. GAAP. PMI recognizes the funded status of its defined pension and postretirement plans on the consolidated balance sheets. The funded status is measured as the difference between the fair value of the plans assets and the benefit obligation. PMI measures the plan assets and liabilities at the end of the fiscal year. For defined benefit pension plans, the benefit obligation is the projected benefit obligation. For the postretirement health care plans, the benefit obligation is the accumulated postretirement benefit obligation. Any plan with an overfunded status is recognized as an asset, and any plan with an underfunded status is recognized as a liability. Any gains or losses and prior service costs or credits that have not been recognized as a component of net periodic benefit costs are recorded as a component of other comprehensive earnings (losses), net of deferred taxes. PMI elects to recognize actuarial gains/(losses) using the corridor approach.

Fair value measurements

PMI follows ASC 820, *Fair Value Measurements and Disclosures* with respect to assets and liabilities that are measured at fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of input that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Foreign currency translation

PMI translates the results of operations of its subsidiaries and affiliates, except those operating in highly inflationary economies, using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of stockholders' (deficit) equity. In addition, some of PMI's subsidiaries have assets and liabilities denominated in currencies other than their functional currencies, and to the extent those are not designated as net investment hedges, these assets and liabilities generate transaction gains and losses when translated into their respective functional currencies.

PMI applies highly inflationary accounting if the cumulative inflation rate in an economy for a three-year period meets or exceeds 100%. Subsidiaries operating in highly inflationary economies use the U.S. dollar as the functional currency. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date while non-monetary assets and liabilities are translated at historical exchange rates. Exchange gains and losses resulting from remeasurement adjustments are recorded within marketing, administration and research costs in the consolidated statements of earnings.

Goodwill and non-amortizable intangible assets valuation

PMI tests goodwill and non-amortizable intangible assets for impairment annually or more frequently if events occur that would warrant such review. PMI performs its annual impairment analysis in the second quarter of each year. The impairment analysis involves comparing the fair value of each reporting unit or non-amortizable intangible asset to the carrying value. If the carrying value exceeds the fair value, goodwill or a non-amortizable intangible asset is considered impaired.

Hedging instruments

Derivative financial instruments are recorded at fair value on the consolidated balance sheets as either assets or liabilities. Changes in the fair value of derivatives are recorded each period either in accumulated other comprehensive losses on the consolidated balance sheet or in earnings, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive losses are reclassified to the consolidated statements of earnings, into the same line item as the impact of the underlying transaction, in the periods in which operating results are affected by the hedged item. Cash flows from hedging instruments are classified in the same manner as the affected hedged item in the consolidated statements of cash flows.

Impairment of long-lived assets

PMI reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. PMI performs undiscounted operating cash flow analyses to determine if an impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, PMI groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the lower of carrying value or estimated proceeds to be received less costs of disposal.

Investment in non-marketable equity securities

Non-marketable equity securities are subject to periodic impairment reviews during which PMI considers both qualitative and quantitative factors that may have a significant impact on the investees' fair value. Upon determining that an impairment may exist, the security's fair value is calculated and compared to its carrying value, and an impairment is recognized immediately if the carrying value exceeds the fair value. For further details, see Note 5. *Related Parties - Equity Investments and Other*.

Impairment of equity method investments

Equity method investments are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. An impairment loss would be recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other than temporary. PMI determines whether a loss is other than temporary by considering the length of time and extent to which the fair value of the equity investment has been less than the carrying amount, the financial condition of the equity investment, and the intent to retain the investment for a period of time is sufficient to allow for any anticipated recovery in market value.

Income taxes

Income taxes are provided on all earnings for jurisdictions outside the United States. These provisions, as well as state and local income tax provisions, are determined on a separate company basis, and the related assets and liabilities are recorded in PMI's consolidated balance sheets. Significant judgment is required in determining income tax provisions and in evaluating tax positions. PMI recognizes accrued interest and penalties associated with uncertain tax positions as part of the provision for income taxes on the consolidated statements of earnings. PMI recognizes income taxes associated with Global Intangible Low-Taxed Income ("GILTI") taxes as current period expense rather than including these amounts in the measurement of deferred taxes.

Inventories

Inventories are stated at the lower of cost or net realizable value. The first-in, first-out and average cost methods are used to cost substantially all inventories. It is a generally recognized industry practice to classify leaf tobacco inventory as a current asset, although part of such inventory, because of the duration of the aging process, ordinarily would not be utilized within one year.

Leases

PMI determines that a contract contains a lease if the contract conveys a right to control the use of the identified asset for a period of time in exchange for consideration. Operating lease expense is recognized on a straight-line basis over the lease term. Finance lease expense is amortized based on production activity or the lease term. Lease expense is recorded in cost of sales or marketing, administration and research costs depending on the nature of the leased item. At lease commencement, PMI recognizes lease liabilities and the corresponding right-of-use assets (at the present value of future payments) for predominately all of its leases. The recognition of the right-of-use asset and lease liability includes renewal options when it is reasonably certain that they will be exercised. Certain of PMI's leases include payments that are based on changes to an index or on actual usage. These lease payments are adjusted periodically and are included within variable lease costs. PMI accounts for lease and nonlease components as a single-lease component with the exception of its vehicle leases, of which PMI accounts for the lease components separately from the nonlease components. Additionally, leases with an initial term of 12 months or less are not included in the right-of-use asset or lease liability on the consolidated statement of financial position.

Marketing costs

PMI supports its products with advertising, adult consumer engagement and trade promotions. Such programs include, but are not limited to, discounts, rebates, in-store display incentives, e-commerce, mobile and other digital platforms, adult consumer activation and promotion activities, as well as costs associated with adult consumer experience outlets and other adult consumer touchpoints and volume-based incentives. Advertising, as well as certain consumer engagement and trade activities costs, are expensed as incurred. Trade promotions are recorded as a reduction of revenues based on amounts estimated as being due to customers at the end of a period, based principally on historical utilization. For interim reporting purposes, advertising and certain consumer engagement expenses are charged to earnings based on estimated sales and related expenses for the full year.

Revenue recognition

PMI recognizes revenue primarily through the manufacture and sale of cigarettes and smoke-free products, including heat-not-burn, vapor and oral nicotine products. The revenue recorded is reported net of excise taxes, consumer and trade promotions, sales returns and includes shipping and handling charges billed to customers. The majority of PMI revenues are generated by sales through direct and indirect distribution networks with short-term payment conditions and where control is typically transferred to the customer either upon shipment or delivery of goods. PMI evaluates the transfer of control through evidence of the customer's receipt and acceptance, transfer of title, PMI's right to payment for those products and the customer's ability to direct the use of those products upon receipt. Typically, PMI's performance obligations are satisfied and revenue is recognized either upon shipment or delivery of goods.

In certain instances, PMI facilitates shipping and handling activities after control has transferred to the customer. PMI has elected to record all shipping and handling activities as costs to fulfill a contract. The shipping and handling costs that have not been incurred at the time revenue is recognized are accrued. PMI is a principal for majority of its arrangements and recognizes revenue at the transaction price, with the associated costs recorded in cost of sales. The transaction price is typically based on the amount billed to the customer and includes estimated variable consideration, where applicable. Such variable consideration is typically not constrained and is estimated based on the most likely amount that PMI expects to be entitled to under the terms of the contracts with customers, historical experience of discount or rebate redemption, where relevant, and the terms of any underlying discount or rebate programs, which may change from time to time as the business and product categories evolve. For arrangements where PMI acts as an agent, the net commission earned is recognized as revenue. PMI has elected to exclude excise taxes collected from customers from the measurement of the transaction price, thereby presenting revenues net of excise taxes. Estimated costs associated with warranty programs are generally provided for in cost of sales in the period the related revenues are recognized.

Research and Development and Acquired In-Process Research and Development ("IPR&D")

Research and development costs are expensed as incurred.

In a business combination, the fair value of IPR&D acquired is initially capitalized and accounted for as indefinite-lived intangible assets until completion or abandonment of the projects. Upon completion, a determination as to the useful life is performed and the intangible asset is accounted for as a definite-lived intangible asset. Both the indefinite and definite-lived intangible assets are subject to impairment testing annually or more frequently if indicators exist. In an asset acquisition, the initial cost to acquire the IPR&D is expensed in the consolidated statements of earnings when the project has no alternative future use. PMI records these costs within marketing, administration and research costs in its consolidated statements of earnings.

Stock-based compensation

PMI measures compensation cost for all stock-based awards at fair value on date of grant and recognizes the compensation costs over the service periods for awards expected to vest. PMI's accounting policy is to estimate the number of awards expected to be forfeited and adjust the expense when it is no longer probable that the employee will fulfill the service condition. For further details, see Note 8. *Stock Plans*.

Note 3.

Acquisitions and Divestitures:

Sale of certain other businesses

During the fourth quarter of 2025, PMI completed the sale of one business and classified as held-for-sale net assets of certain other businesses (disposal group), primarily related to its consumer accessories products acquired as part of the Swedish Match AB acquisition in 2022. $142 million of the disposal group assets and $59 million of the disposal group liabilities were classified as held-for-sale and were included within other current assets and other accrued liabilities, respectively, in PMI's consolidated balance sheet as of December 31, 2025. As a result, PMI recorded a pre-tax loss of $94 million, primarily related to the impairment charge to record the net assets held-for-sale at the lower of their carrying value or fair value less costs to sell and the loss on the completed sale, of which $3 million related to the reclassification of currency translation losses from other comprehensive losses for the completed sale. The loss on sale has been recorded in marketing, administration and research costs in the Europe segment in PMI's consolidated statement of earnings for the year ended December 31, 2025. The estimated fair value of the disposal group less costs to sell was determined using a market approach, based upon the expected net sales proceeds of the disposal group.

Sale of Vectura Group Ltd.

On September 17, 2024, PMI announced the execution of a definitive agreement pursuant to which PMI's direct, wholly-owned subsidiary, Vectura Fertin Pharma Inc., agreed to sell Vectura Group Ltd. (formerly, Vectura Group plc, and hereinafter referred to as "Vectura" or "Vectura Group") to Molex Asia Holdings Ltd. ("Molex"), subject to customary regulatory approval and other completion conditions. On December 31, 2024, PMI completed the sale of Vectura for an upfront cash consideration of GBP 152 million (approximately $191 million at exchange rate on sale completion date) and a short-term receivable of GBP 24 million (approximately $30 million at exchange rate on sale completion date) which was collected in the second quarter of 2025, reflecting certain customary completion account adjustments, with additional deferred payments at December 31, 2025 of up to GBP 101 million (approximately $127 million at exchange rate on sale completion date), contingent on achievement of certain milestones over periods up to and through 2039. In addition, PMI agreed to indemnify Molex for certain claims related to the pre-completion period. As of December 31, 2025 and 2024, the liability related to the indemnity was not material.

As of September 17, 2024, and through the completion date, Vectura's net assets and liabilities were classified as held-for-sale in PMI's consolidated balance sheet. For the year ended December 31, 2024, sale resulted in a pre-tax loss of $199 million ($206 million including the tax costs), of which $198 million of loss related to the impairment charge recognized in the third quarter of 2024, to record the net assets held-for-sale at the lower of their carrying value or fair value less costs to sell. This amount also included reclassification of currency translation losses from other comprehensive losses of $16 million. The loss on sale of Vectura has been recorded in marketing, administration and research costs under the Europe segment in PMI's consolidated statement of earnings for the year ended December 31, 2024.

Altria Group, Inc. Agreement

On October 20, 2022, PMI announced that it had reached an agreement with Altria Group, Inc. ("Altria") to end the companies' relationship regarding the *IQOS* commercialization rights in the U.S. as of April 30, 2024. As a result of PMI reacquiring these rights, effective May 1, 2024 ("acquisition date"), PMI holds the full rights to commercialize *IQOS* in the U.S. As part of the agreement, PMI agreed to pay a total cash consideration of $2.8 billion, including interest, of which $1.0 billion was paid at the inception of the agreement and the remaining $1.8 billion was paid on July 14, 2023. Prior to the acquisition date, the cash consideration paid was accounted for within Other assets in PMI's consolidated balance sheets.

On the acquisition date and as of December 31, 2024 and 2025, the reacquired rights were classified as Other intangible assets, net in PMI's consolidated balance sheets, and are being amortized over their useful life of 5 years.

Business Combinations

United Tobacco Company – In April 2023, PMI acquired 66.73% of Egyptian Investment Holding ("EIH"), a United Arab Emirates based company and as a result, acquired an approximate economic interest of 25% in United Tobacco Company ("UTC"), which was accounted for using the equity method of accounting. In May 2024, PMI increased its indirect economic interest and acquired a controlling interest of 54.25% in UTC. UTC is an entity incorporated in Egypt and manufactures products under license for Philip Morris Misr LLC ("PMM"), PMI's Egyptian subsidiary. The acquisition builds on PMI's existing investments in Egypt and increases the manufacturing synergies between PMM and UTC.

As a result of PMI obtaining control over UTC, PMI's previously held 25% economic interest in UTC was remeasured to its fair value by applying the guideline transaction method adjusted for a discount for lack of control. The difference between the book value of $312 million, including related cumulative translation losses balance of $112 million, which was reclassified from accumulated other comprehensive losses and the fair value of PMI's previously held interest in UTC was not material.

The total purchase price for the incremental equity interest of $316 million included cash consideration of $31 million, contingent consideration of $22 million and $263 million of assumed bank loan liabilities. During the third quarter of 2024, PMI paid the contingent consideration of $22 million and $240 million of assumed bank loans. The remaining assumed bank loan was repaid in the fourth quarter of 2025.

In May 2025, PMI finalized all measurement period adjustments related to the UTC acquisition. The following table summarizes the final purchase price allocation for the fair value of assets acquired and liabilities assumed as of the date of the acquisition, which includes previously held interest:

(in millions)	Preliminary Purchase Price Allocation Recognized in the second quarter 2024	Measurement Period Adjustments	Final Purchase Price Allocation
Cash and cash equivalent	$ 74	$ —	$ 74
Current assets, including receivables and inventories	11	—	11
Other intangible assets - Tobacco manufacturing license	211	25	236
Other non-current assets, including property, plant and equipment	16	—	16
Current liabilities	(8)	—	(8)
Non-Current liabilities	—	(18)	(18)
Identifiable net assets acquired	304	7	311
Noncontrolling interest	(159)	(1)	(160)
Goodwill	510	(5)	505
Acquisition fair value	$ 655	$ 1	$ 656

Goodwill is primarily attributable to future growth opportunities, anticipated synergies in the manufacturing processes and intangible assets that did not qualify for separate recognition. The goodwill is not deductible for income tax purposes. The fair value of the noncontrolling interest was estimated based on the enterprise value of UTC, adjusted for a discount for lack of control. The manufacturing license, which relates to the manufacturing of both smoke-free and combustible tobacco products, was valued using the multi-period excess earnings method and has been determined to have an indefinite life.

UTC's results of operations from May 16, 2024, through December 31, 2024, were included in PMI's consolidated statements of earnings and were not material. Pro forma results of operations for the business combination have not been presented as the aggregate impact is not material to PMI's consolidated statements of earnings.

Note 4.

Goodwill and Other Intangible Assets, net:

Goodwill

The movements in goodwill were as follows:

(in millions)	Europe [(a)]	SSEA, CIS & MEA	EA, AU & PMI GTR	Americas	Total
Balances, December 31, 2023	$ 4,563	$ 2,877	$ 492	$ 8,847	$ 16,779
Changes due to:					
Acquisitions and divestitures	(65)	512	—	—	447
Currency	(368)	(138)	(22)	(98)	(626)
Balances, December 31, 2024	4,130	3,251	470	8,749	16,600
Changes due to:					
Impairment	(41)	—	—	—	(41)
Measurement period adjustments	—	(7)	—	—	(7)
Currency	690	(43)	(9)	74	712
Balances, December 31, 2025	$ 4,779	$ 3,201	$ 461	$ 8,823	$ 17,264

[(a)] Europe goodwill balance is net of accumulated impairment losses of $556 million at December 31, 2025, and 2024. These accumulated losses exclude amounts related to businesses which were subsequently sold or reclassified as held-for-sale.

As discussed in Note 1. *Background and Basis of Presentation*, following the sale of Vectura Group Ltd. on December 31, 2024, we updated our segment reporting in January 2025 by including the Wellness balance in the Europe segment. As a result, the December 31, 2023 and December 31, 2024 goodwill balances for the Europe segment in the table above included the reclassification of the former Wellness segment.

The decrease in goodwill in 2024 was due to currency movements and goodwill allocated to disposal group in relation to Vectura Group' sale, partially offset by the preliminary purchase price allocation of PMI's acquisition in Egypt of United Tobacco Company in the second quarter of 2024. For further details on the acquisition in Egypt and Vectura Group's sale, see Note 3. *Acquisitions and Divestitures*.

In the second quarter of 2025, PMI finalized the measurement period adjustments related to its acquisition in Egypt of United Tobacco Company (UTC). For further details, see Note 3. *Acquisitions and Divestitures.*

At December 31, 2025, goodwill primarily reflects PMI's acquisitions of Swedish Match AB as well as acquisitions in Indonesia, the Philippines, Egypt, Greece, Mexico, and Serbia.

Other Intangible Assets

Details of other intangible assets were as follows:

(in millions)	Weighted-Average Remaining Useful Life	December 31, 2025 Gross Carrying Amount	December 31, 2025 Accumulated Amortization	December 31, 2025 Net	December 31, 2024 Gross Carrying Amount	December 31, 2024 Accumulated Amortization	December 31, 2024 Net
Non-amortizable intangible assets		**$ 4,776**		**$ 4,776**	$ 4,446		$ 4,446
Amortizable intangible assets:							
Trademarks	**14 years**	**2,227**	**$ 984**	**1,243**	2,134	$ 850	1,284
Reacquired commercialization rights for *IQOS* in the U.S.	**3 years**	**2,777**	**926**	**1,851**	2,777	370	2,407
Developed technology, including patents	**6 years**	**358**	**160**	**198**	320	121	199
Customer relationships and other	**10 years**	**3,873**	**1,057**	**2,816**	3,712	721	2,991
Total other intangible assets		**$ 14,011**	**$ 3,127**	**$ 10,884**	$ 13,389	$ 2,062	$ 11,327

Changes in the net carrying amount of intangible assets were as follows:

(in millions)	December 31, 2023	Changes Due To: Amortization & Impairment	Changes Due To: Acquisitions & Divestitures	Changes Due To: Currency & Other	December 31, 2024
Non-amortizable intangible assets	$ 4,543	$ (27)	$ 211	$ (281)	$ 4,446
Amortizable intangible assets:	5,321	(835)	(187)	2,582	6,881
Gross book value	6,884		(454)	2,513	8,943
Accumulated amortization	(1,563)	(835)	267	69	(2,062)
Total Intangibles, net	$ 9,864	$ (862)	$ 24	$ 2,301	$ 11,327

	December 31, 2024	Changes Due To: Amortization & Impairment	Changes Due To: Acquisitions & Divestitures	Changes Due To: Currency & Other	December 31, 2025
Non-amortizable intangible assets	$ 4,446	**$ —**	**$ 25**	**$ 305**	**$ 4,776**
Amortizable intangible assets:	6,881	**(1,003)**	**(94)**	**324**	**6,108**
Gross book value	8,943		**(128)**	**420**	**9,235**
Accumulated amortization	(2,062)	**(1,003)**	**34**	**(96)**	**(3,127)**
Total Intangibles, net	$ 11,327	**$ (1,003)**	**$ (69)**	**$ 629**	**$ 10,884**

Non-amortizable intangible assets substantially consist of the *ZYN* trademarks and other trademarks related to acquisitions in Indonesia and Mexico, as well as the tobacco manufacturing license associated with PMI's acquisition in Egypt. A pre-tax impairment charge in the first quarter of 2024 of $27 million for the in-process research and development project in the Wellness business was recorded in marketing, administration and research costs on PMI's consolidated statements of earnings for the year ended December 31, 2024.

Changes due to acquisitions and divestitures reflect the acquisition in Egypt of United Tobacco Company and the sale of Vectura Group and certain other businesses. For further details, see Note 3. *Acquisitions and Divestitures*.

Changes in currency and other in 2024 included the classification of $2.8 billion of the *IQOS* commercialization rights in the U.S. on the acquisition date (May 1, 2024) as Other intangible assets, net (see Note 3. *Acquisitions and Divestitures*).

Amortization expense on a pre-tax basis for each of the next five years is estimated to be approximately $987 million or less, assuming no additional transactions occur that require the amortization of intangible assets.

Annual impairment review of goodwill and non-amortizable intangible assets

During the second quarter of 2025, PMI completed its annual review of goodwill and non-amortizable intangible assets for potential impairment. As a result of updated financial projections, it was determined that the estimated fair value of a reporting unit included within the Europe segment was lower than its carrying value. Consequently, PMI recorded in the second quarter of 2025 a goodwill impairment charge of $41 million, which represented the entirety of the goodwill recorded in the reporting unit.

Each of PMI's reporting units had fair values substantially in excess of their carrying values. PMI continues to monitor the Wellness reporting unit as any changes in assumptions and estimates, unfavorable clinical trial results, failure to obtain regulatory approvals and authorizations, and other market factors could result in future goodwill and other intangible asset impairments. In addition, there are risks related to PMI's Russian reporting unit's assets as the fair value of these assets is difficult to predict due to the current economic, political, regulatory and social conditions as well as the foreign currency volatility. As of December 31, 2025, our Russian operations had approximately $4.8 billion in total assets, excluding intercompany balances, of which approximately $2.3 billion consisted of cash and cash equivalents held mostly in local currency (Russian rubles). Additionally, we hold a 23% equity interest in JSC TK Megapolis, PMI's distributor in Russia. For further details, see Note 5. *Related Parties – Equity Investments and Other*.

During the second quarter of 2024, PMI completed its annual review of goodwill and non-amortizable intangible assets for potential impairment. As a result of this review, no impairment charges were required.

During the second quarter of 2023, as a result of the completion of PMI's annual review of goodwill and non-amortizable intangible assets for potential impairment, it was determined that the estimated fair value of the Wellness reporting unit (previously referred to as Wellness & Healthcare reporting unit) was lower than its carrying value. Consequently, PMI recorded a goodwill impairment charge of $665 million in the consolidated statements of earnings for the year ended December 31, 2023, reflecting the impact of reduced estimated future cash flows, which were primarily attributable to unfavorable clinical trial results that became available in June 2023 for an inhalable aspirin product being developed by the Wellness business. Additionally, as a result of the impairment test of non-amortizable intangible assets, PMI recorded a pre-tax impairment charge of $15 million for an in-process research and development project related to one of PMI's 2021 acquisitions. This pre-tax impairment charge of $15 million was recorded within marketing, administration and research costs in the consolidated statements of earnings for the year ended December 31, 2023.

Note 5.

Related Parties - Equity Investments and Other:

Equity Method Investments:

At December 31, 2025 and 2024, PMI had total equity method investments of $1,019 million and $1,005 million, respectively. Equity method investments are initially recorded at cost. Under the equity method of accounting, the investment is adjusted for PMI's proportionate share of earnings or losses, dividends, capital contributions, changes in ownership interests and movements in currency translation adjustments. The carrying value of our equity method investments at December 31, 2025 and 2024, exceeded our share of the investees' book value by $1,033 million and $1,060 million, respectively. The difference between the investment carrying value and the amount of underlying equity in net assets is mainly attributable to equity method goodwill, convertible debt instruments, and definite-lived intangible assets and other assets. The difference related to the definite-lived intangibles and other assets at December 31, 2025 and 2024 of $161 million and $152 million, respectively, is amortized on a straight-line basis and is included in Equity investments and securities (income)/loss, net on the consolidated statements of earnings. At December 31, 2025 and 2024, PMI received year-to-date dividends from equity method investees of $203 million and $151 million, respectively.

PMI holds a 23% equity interest in JSC TK Megapolis ("TKM"), PMI's distributor in Russia (SSEA, CIS & MEA segment), which as of December 31, 2025 had a carrying value of $303 million. Additionally, there was approximately $523 million of cumulative foreign currency translation losses associated with TKM reflected in accumulated other comprehensive losses in the consolidated statement of stockholders' equity as of December 31, 2025. Previously TKM was a subsidiary of Megapolis Distribution B.V. ("MDBV"), a Dutch holding company in which PMI held a 23% equity interest. In June 2024, the Russian government included TKM in the list of economically significant organizations that may be subject to forced localization under applicable Russian law, which referred to the mandatory removal of a foreign holding company from the shareholding structure. On August 8, 2024, the Arbitrazh Court of the Moscow Region granted the forced localization of MDBV as requested by the Ministry of Industry and Trade on July 18, 2024. As a result, MDBV's shares in TKM were transferred to TKM and subsequently transferred to the Russian subsidiaries of its indirect shareholders during the fourth quarter of 2024. As a result of the transfer of shares, PMI recorded a tax charge of $77 million in the fourth quarter of 2024, primarily reflecting additional deferred withholding taxes related to the TKM pre-localization earnings and other adjustments of accumulated earnings of the Russian subsidiary. As of December 31, 2025, there are risks related to this investment as the fair value of these assets with their associated rights is difficult to predict due to the current economic, political, regulatory, legal and social conditions as well as the foreign currency volatility.

PMI holds a 49% equity interest in United Arab Emirates-based Emirati Investors-TA (FZC) ("EITA"). PMI holds an approximate 25% economic interest in Société des Tabacs Algéro-Emiratie ("STAEM"), an Algerian joint venture that is 51% owned by EITA and 49% by the Algerian state-owned enterprise Management et Développement des Actifs et des Ressources Holding ("MADAR Holding"), which manufactures and distributes under license some of PMI's brands (SSEA, CIS & MEA segment).

In April 2023, PMI acquired an approximate economic interest of 25% in United Tobacco Company ("UTC"). UTC is an entity incorporated in Egypt which manufactures products under license for PMI's Egyptian subsidiary. On May 16, 2024, PMI acquired a controlling interest in UTC. For further details, see Note 3. *Acquisitions and Divestitures*.

In May 2024, PMI acquired an indirect economic interest of 14.7% in Eastern Company ("Eastern"), Egypt's largest cigarette manufacturer which also includes cigars and pipe tobacco, among others, in its portfolio. PMI accounted for its investment in Eastern under the equity method of accounting as it has the indirect ability to participate in Eastern's policy making processes. In relation to the acquisition, PMI subsequently entered into an agreement in August 2024 to guarantee certain credit facilities and repayment of certain bank loan liabilities. The maximum amount of these guarantee obligations is $385 million and they will be in effect until 2034.

Additionally, as part of its Wellness business strategy, PMI holds non-controlling equity interests in certain companies, which as of December 31, 2025 had a carrying value of $41 million. During the third quarter of 2025, PMI recorded a non-cash charge of $146 million, primarily representing other-than-temporary impairment of one equity method investment following a reassessment of its estimated fair value triggered by the amendment of existing transaction agreements in the third quarter of 2025. The decline in the estimated fair value was primarily driven by the determination of a lower likelihood of success of certain projects in development. The impairment charge was recorded within equity investments and securities (income)/loss, net, in the consolidated statements of earnings in 2025.

The initial investments in Megapolis Distribution BV, EITA, Eastern, Wellness business related investments and UTC (up to the acquisition of controlling interest in UTC on May 16, 2024) have been recorded at cost and are included in equity investments on the consolidated balance sheets. Transactions between these equity method investees and PMI subsidiaries are considered to be related-party transactions and are included in the tables below.

Equity securities:

On March 22, 2019, PMI's wholly owned subsidiary in Canada, Rothmans, Benson & Hedges Inc. ("RBH") obtained an initial order from the Ontario Superior Court of Justice granting it protection under the Companies' Creditors Arrangement Act ("CCAA"), which is a Canadian federal law that permits a Canadian business to restructure its affairs while carrying on its business in the ordinary course with minimal disruption to its customers, suppliers and employees. The administration of the CCAA process, principally relating to the powers provided to the court under the CCAA and the oversight provided by the court appointed monitor, removed certain elements of control of the business from both PMI and RBH. As a result, PMI determined that it no longer had a controlling financial interest over RBH as defined in ASC 810 (Consolidation), and deconsolidated RBH as of the date of the CCAA filing.

Since the deconsolidation of RBH on March 22, 2019, PMI has accounted for its continuing investment in RBH in accordance with ASC 321 (Investments-Equity Securities) as an equity security, without readily determinable fair value, and recorded its continuing investment in RBH at fair value of $3,280 million, which included the estimated settlement amount at the date of deconsolidation, within equity investments.

On October 17, 2024, the court-appointed mediator and monitor in the CCAA proceedings filed a proposed plan of compromise and arrangement ("Proposed Plan") setting forth, among other things, certain terms of a proposed comprehensive resolution of Canadian tobacco claims and related litigation. Under the resolution contemplated by the Proposed Plan, RBH, Imperial Tobacco Canada Limited ("ITL") and JTI Macdonald Corp ("JTIM") would pay an aggregate global settlement amount of CAD 32.5 billion (approximately $23.7 billion as of December 31, 2025). A significant determinative factor in the analysis of impairment indicators was the issue of allocation of CAD 32.5 billion aggregate settlement amount among RBH, ITL, and JTIM which remained unresolved at the time of filing.

On January 24, 2025, RBH filed an objection to approval of the Proposed Plan with the CCAA court. Developments, including the positions taken by RBH in this objection and the positions taken by other parties in related filings narrowed the range of possible outcomes with respect to the allocation of the aggregate settlement amount of CAD 32.5 billion among RBH, ITL, and JTIM, which was determined to be an indicator that PMI's investment in RBH may be impaired. Although there remained some uncertainty as to the final terms of the Proposed plan, PMI evaluated its investment in RBH for potential impairment and concluded that the estimated fair value of its investment in RBH was lower than its carrying value. As a result, PMI performed a quantitative valuation of its investment in RBH as of December 31, 2024, and recorded a non-cash impairment charge of $2,316 million in the consolidated statement of earnings in the fourth quarter and for the year ended December 31, 2024, as a recognized subsequent event. The fair value of PMI's continuing investment in RBH of $714 million at that time represented the estimated fair value of the underlying business, net of PMI's best estimate of the share of the aggregate global settlement amount that could be allocated to RBH, and was determined based on an income approach using a discounted cash flow analysis.

In determining the fair value of PMI's investment in RBH, PMI made various judgements, estimates and assumptions, the most significant of which were the discount rate, sales volumes and operating margins related to the fair value of the combustible tobacco product business in Canada. In addition, significant estimates were made with respect to the allocation amount of the aggregate global settlement amount among RBH, ITL and JTIM, as well as the deductibility of the settlement amount payment for income tax purposes in Canada. All significant inputs used in the valuation are classified in Level 3 of fair value hierarchy. Transactions between PMI and RBH are considered to be related-party transactions from the date of deconsolidation and are included in the tables below.

On March 6, 2025, the CCAA court issued a decision approving the Proposed Plan as amended (the "Plan"). The Plan reflected a settlement resolving the dispute among the parties with respect to allocation of aggregate settlement amount, and it became effective on August 29, 2025. On September 24, 2025, as permitted by the Plan, RBH paid a dividend of CAD $750 million (approximately $536 million) to PMI. The dividend distribution triggered a re-assessment of the carrying value of the investment in RBH and resulted in a downward adjustment, decreasing the carrying value of PMI's investment in RBH to $567 million. Consequently, in the third quarter of 2025, PMI recorded pre-tax income of $303 million within equity investments and securities (income)/loss, net, in PMI's consolidated statement of earnings, reflecting the dividend income net of the corresponding decrease in the carrying value of the investment.

PMI evaluated the terms of the Plan and concluded that powers provided under the Plan to RBH's CCAA Plan Administrator (as that term is defined in the Plan) and to the Claimants (as that term is defined in the Plan) continue to remove certain elements of control of the business from PMI and RBH. As a result, PMI has determined that RBH will remain deconsolidated as it does not have a controlling financial interest over RBH as defined in ASC 810 (Consolidation). PMI also does not exert "significant influence" over RBH as that term is defined in ASC 323 (Investments-Equity Method and Joint Ventures). Therefore, PMI will continue to account for its investment in RBH in accordance with ASC 321 (Investments-Equity Securities) as an equity security, without readily determinable fair value, until the aggregate global settlement amount has been paid and the operating covenants that govern RBH's business are lifted.

The fair value of PMI's other equity securities, which have been classified within Level 1, was $1,291 million and $921 million for the years ended December 31, 2025 and 2024, respectively. Unrealized pre-tax gains (losses) of $370 million and $546 million ($289 million and $418 million net of tax) on these equity securities were recorded in equity investments and securities (income)/loss, net on the consolidated statements of earnings for the years ended December 31, 2025 and 2024, respectively. For a description of the fair value hierarchy and the three levels of inputs used to measure fair values, see Note 2. *Summary of Significant Accounting Policies*.

Other related parties:

United Arab Emirates-based Trans-Emirates Trading and Investments (FZC) ("TTI") holds a 33% non-controlling interest in Philip Morris Misr LLC ("PMM"), an entity incorporated in Egypt which is consolidated in PMI's financial statements in the SSEA, CIS & MEA segment. PMM sells, under license, PMI brands in Egypt through an exclusive distribution agreement with a local entity that is also controlled by TTI.

Godfrey Phillips India Ltd ("GPI") is one of the non-controlling interest holders in IPM India, which is a 56.3% owned PMI consolidated subsidiary in the SSEA, CIS & MEA segment. GPI also acts as contract manufacturer and distributor for IPM India.

Financial activity with the above related parties:

PMI's net revenues and expenses with the above related parties were as follows:

(in millions)	For the Years Ended December 31,					
		2025		2024		2023
Net revenues:						
Megapolis Group	$	**2,805**	$	2,393	$	2,267
Other		**1,777**		1,483		1,286
Net revenues [a]	$	**4,582**	$	3,876	$	3,553
Expenses:						
Other	$	**210**	$	101	$	186
Expenses	$	**210**	$	101	$	186

[a] Net revenues exclude excise taxes and VAT billed to customers.

PMI's balance sheet activity with the above related parties was as follows:

(in millions)	At December 31,			
		2025		2024
Receivables:				
Megapolis Group	$	**568**	$	405
Other		**271**		286
Receivables	$	**839**	$	691
Payables:				
Other	$	**37**	$	60
Payables	$	**37**	$	60

The activities with the above related parties are in the ordinary course of business, and are primarily for distribution, service fees, contract manufacturing and license agreements. PMI eliminated its respective share of all significant intercompany transactions with the equity method investees.

Note 6.

Indebtedness:

Short-Term Borrowings

At December 31, 2025 and 2024, PMI's short-term borrowings and related average interest rates consisted of the following:

(in millions)	December 31, 2025		December 31, 2024	
	Amount Outstanding	Average Year-End Rate	Amount Outstanding	Average Year-End Rate
Commercial paper	$ —	— %	$ —	— %
Bank loans	168	10.3	137	8.6
	$ 168		$ 137	

PMI continues to have access to liquidity in the commercial paper market through programs in place in the U.S. and in Europe having an aggregate issuance capacity of $8.0 billion.

Given the mix of PMI's legal entities and their respective local economic environments, the average interest rate for bank loans above can vary significantly from day to day and country to country.

The fair values of PMI's short-term borrowings at December 31, 2025 and 2024, based on current market interest rates, approximate carrying value.

Long-Term Debt

At December 31, 2025 and 2024, PMI's long-term debt consisted of the following:

(in millions)	December 31, 2025	December 31, 2024
U.S. dollar notes, 0.875% to 6.375% (average interest rate 4.623%), due through 2044	$ 37,430	$ 35,297
Foreign currency obligations:		
Euro notes, 0.125% to 3.750% (average interest rate 2.162%), due through 2039	7,942	7,082
Euro credit facility borrowing related to Swedish Match AB acquisition, (interest rate 2.553%), due 2027	2,944	2,610
Swedish krona notes, 1.395% to 2.710% (average interest rate 2.016%), due through 2029	267	218
Other (average interest rate 4.050%), due through 2032 [a]	84	351
Carrying value of long-term debt	48,667	45,558
Less current portion of long-term debt	3,533	3,392
	$ 45,134	$ 42,166

[a] At December 31, 2025, represents $84 million in finance leases; at December 31, 2024 represents long-term bank loans at subsidiaries, as well as $67 million in finance leases.

The fair value of PMI's outstanding long-term debt, which is utilized solely for disclosure purposes, is determined using quotes and market interest rates currently available to PMI for issuances of debt with similar terms and remaining maturities. At December 31, 2025 and 2024 the fair value of PMI's outstanding long-term debt, excluding the aforementioned finance leases, was as follows:

(in millions)	December 31, 2025	December 31, 2024
Level 1	$ 45,288	$ 41,431
Level 2	3,085	3,011

For a description of the fair value hierarchy and the three levels of inputs used to measure fair values, see Note 2. *Summary of Significant Accounting Policies*.

Term Loan Facility related to the Financing of the Swedish Match Acquisition

On June 23, 2022, PMI entered into a €5.5 billion (approximately $5.8 billion at the date of signing) senior unsecured term loan credit agreement consisting of a €3.0 billion (approximately $3.2 billion at the date of signing) tranche expiring three years after the occurrence of certain events and a €2.5 billion (approximately $2.6 billion at the date of signing) tranche expiring on June 23, 2027.

On November 7, 2022, PMI delivered notices of borrowing for advances totaling €5.5 billion under the term loan facility, of which €3.0 billion would become due on November 9, 2025, and €2.5 billion would become due on June 23, 2027, unless prepaid pursuant to the terms of the credit agreement.

On November 21, 2024, PMI prepaid approximately €3 billion (approximately $3.2 billion), including outstanding principal and accrued interest, representing all borrowings outstanding under the 3-year tranche of the senior unsecured term loan facility. As of December 31, 2025, borrowings in the amount of €2.5 billion (approximately $2.9 billion) under the 5-year tranche of the term loan facility remained outstanding.

Notes Outstanding:

PMI's notes outstanding at December 31, 2025, were as follows:

(in millions)

Type		Face Value	Interest Rate	Issuance	Maturity
U.S. dollar notes		$750	2.750%	February 2016	February 2026
U.S. dollar notes		$750	0.875%	November 2020	May 2026
U.S. dollar notes		$750	4.750%	February 2024	February 2027
U.S. dollar notes		$500	3.125%	August 2017	August 2027
U.S. dollar notes		$750	4.375%	November 2024	November 2027
U.S. dollar notes		$1,500	5.125%	November 2022	November 2027
U.S. dollar notes		$1,000	4.875%	February 2023	February 2028
U.S. dollar notes	(a)	$550	4.875%	May 2023	February 2028
U.S. dollar notes		$500	3.125%	November 2017	March 2028
U.S. dollar notes		$400	Floating	April 2025	April 2028
U.S. dollar notes		$750	4.125%	April 2025	April 2028
U.S. dollar notes	(b)	$50	4.000%	May 2013	May 2028
U.S. dollar notes		$650	5.250%	September 2023	September 2028
U.S. dollar notes		$300	Floating	October 2025	October 2028
U.S. dollar notes		$750	3.875%	October 2025	October 2028
U.S. dollar notes		$1,000	4.875%	February 2024	February 2029
U.S. dollar notes		$750	3.375%	May 2019	August 2029
U.S. dollar notes		$750	4.625%	November 2024	November 2029
U.S. dollar notes		$1,250	5.625%	November 2022	November 2029
U.S. dollar notes		$1,500	5.125%	February 2023	February 2030
U.S. dollar notes	(c)	$700	5.125%	May 2023	February 2030
U.S. dollar notes		$750	4.375%	April 2025	April 2030
U.S. dollar notes		$750	2.100%	May 2020	May 2030
U.S. dollar notes		$700	5.500%	September 2023	September 2030
U.S. dollar notes		$750	4.000%	October 2025	October 2030
U.S. dollar notes		$750	1.750%	November 2020	November 2030
U.S. dollar notes		$1,250	5.125%	February 2024	February 2031
U.S. dollar notes		$750	4.750%	November 2024	November 2031
U.S. dollar notes		$850	4.250%	October 2025	October 2032
U.S. dollar notes		$1,500	5.750%	November 2022	November 2032
U.S. dollar notes		$1,500	5.375%	February 2023	February 2033
U.S. dollar notes	(d)	$750	5.375%	May 2023	February 2033
U.S. dollar notes		$1,000	5.625%	September 2023	September 2033
U.S. dollar notes		$1,750	5.250%	February 2024	February 2034
U.S. dollar notes		$750	4.900%	November 2024	November 2034
U.S. dollar notes		$600	4.875%	April 2025	April 2035
U.S. dollar notes		$850	4.625%	October 2025	October 2035
U.S. dollar notes		$1,500	6.375%	May 2008	May 2038
U.S. dollar notes		$750	4.375%	November 2011	November 2041
U.S. dollar notes		$700	4.500%	March 2012	March 2042
U.S. dollar notes		$750	3.875%	August 2012	August 2042
U.S. dollar notes		$850	4.125%	March 2013	March 2043
U.S. dollar notes		$750	4.875%	November 2013	November 2043

(in millions)

Type		Face Value	Interest Rate	Issuance	Maturity
U.S. dollar notes		**$750**	**4.250%**	November 2014	November 2044
U.S. dollar notes	(e)	**$500**	**4.250%**	May 2016	November 2044
EURO notes	(f)	**€1,000 (approximately $1,372)**	**2.875%**	March 2014	March 2026
EURO notes	(f)	**€500 (approximately $557)**	**0.125%**	August 2019	August 2026
EURO notes	(b)	**€300 (approximately $308)**	**0.875%**	February 2020	February 2027
EURO notes	(f)	**€500 (approximately $697)**	**2.875%**	May 2014	May 2029
EURO notes	(f)	**€500 (approximately $569)**	**2.750%**	June 2025	June 2029
EURO notes	(f)	**€500 (approximately $543)**	**3.750%**	June 2024	January 2031
EURO notes	(f)	**€750 (approximately $835)**	**0.800%**	August 2019	August 2031
EURO notes	(f)	**€500 (approximately $569)**	**3.250%**	June 2025	June 2032
EURO notes	(f)	**€500 (approximately $648)**	**3.125%**	June 2013	June 2033
EURO notes	(f)	**€500 (approximately $578)**	**2.000%**	May 2016	May 2036
EURO notes	(f)	**€500 (approximately $582)**	**1.875%**	November 2017	November 2037
EURO notes	(f)	**€750 (approximately $835)**	**1.450%**	August 2019	August 2039
Swedish krona notes	(b)	**SEK1,000 (approximately $95)**	**2.710%**	January 2019	January 2026
Swedish krona notes	(b)	**SEK700 (approximately $67)**	**1.395%**	February 2021	February 2026
Swedish krona notes	(b)	**SEK100 (approximately $10)**	**1.395%**	March 2021	February 2026
Swedish krona notes	(b)	**SEK200 (approximately $19)**	**1.395%**	September 2021	February 2026
Swedish krona notes	(b)	**SEK200 (approximately $19)**	**1.395%**	January 2022	February 2026
Swedish krona notes	(b)	**SEK300 (approximately $29)**	**2.190%**	April 2021	April 2029

(a) These notes are a further issuance of the 4.875% notes issued in February 2023.

(b) Notes issued by Swedish Match AB. USD equivalents for foreign currency notes were calculated based on exchange rates on the date of acquisition.

(c) These notes are a further issuance of the 5.125% notes issued in February 2023.

(d) These notes are a further issuance of the 5.375% notes issued in February 2023.

(e) These notes are a further issuance of the 4.250% notes issued by PMI in November 2014.

(f) USD equivalents for foreign currency notes were calculated based on exchange rates on the date of issuance.

The net proceeds from the sale of the securities listed in the table above have been or will be used for general corporate purposes, including working capital requirements, repayment of commercial paper, and to refinance certain of our outstanding notes due in 2026.

Debt Extinguishment

On December 4, 2025, PMI redeemed all of its outstanding 4.875% U.S. dollar notes due February 13, 2026. As of this date (prior to the redemption), $1.7 billion aggregate principal amount of the U.S. dollar notes were outstanding. The pre-tax loss related to this debt extinguishment, which was not material, was included in Interest expense, net on PMI's consolidated statements of earnings in 2025.

Aggregate maturities:

Aggregate maturities of long-term debt are as follows:

(in millions)		
2026	$	3,540
2027		6,816
2028		4,968
2029		4,968
2030		5,903
2031-2035		14,199
2036-2040		3,561
Thereafter		5,050
		49,005
Debt discounts and fair value adjustments		(338)
Total long-term debt	$	48,667

Revolving Credit Facilities

At December 31, 2025, PMI's total committed revolving credit facilities were as follows:

Type (in billions)	Committed Revolving Credit Facilities	
Multi-year $2.0 billion revolving credit, expiring February 10, 2026 [1]	$	**2.0**
Multi-year $2.5 billion revolving credit, expiring September 29, 2026 [2] [3]		**2.5**
Multi-year €1.5 billion revolving credit, expiring January 29, 2028		**1.8**
Total facilities	$	**6.3**

[1] On January 28, 2022, PMI entered into an agreement, effective February 10, 2022, to amend and extend the term of its $2.0 billion multiyear revolving credit facility, for an additional year covering the period February 11, 2026 to February 10, 2027, in the amount of $1.9 billion.

[2] Includes pricing adjustments that may result in the reduction or increase in both the interest rate and commitment fee under the credit agreement if PMI achieves, or fails to achieve, certain specified targets.

[3] On September 20, 2022, PMI entered into an agreement, effective September 29, 2022, to amend and extend the term of its $2.5 billion multi-year revolving credit facility, for an additional year covering the period September 30, 2026 to September 29, 2027, in the amount of $2.3 billion. On September 20, 2023, PMI entered into an agreement, effective September 29, 2023, to amend and further extend the term to September 29, 2028.

At December 31, 2025, there were no borrowings under these committed revolving credit facilities, and the entire committed amounts were available for borrowing.

On December 11, 2025, PMI entered into a credit agreement, effective as of January 29, 2026, relating to a senior unsecured revolving credit facility with borrowings up to an aggregate principal amount of $2.0 billion expiring on January 29, 2031. This credit agreement replaces PMI's existing multi-year revolving credit facility, which was to expire on February 10, 2027. PMI provided notice of termination of the existing multi-year $2.0 billion revolving credit facility on December 11, 2025, with termination effective as of January 29, 2026.

On December 11, 2025, PMI also entered into an agreement, effective as of January 29, 2026, to amend and extend the term of its existing multi-year €1.5 billion revolving credit facility from January 29, 2028 to January 29, 2029.

In addition to the committed revolving credit facilities discussed above, PMI maintains certain short-term credit arrangements, including uncommitted credit lines, to primarily meet working capital needs. These credit arrangements amounted to approximately $3.9 billion at December 31, 2025, and approximately $2.1 billion at December 31, 2024. Borrowings under these arrangements and other bank loans amounted to $168 million at December 31, 2025, and $137 million at December 31, 2024.

Note 7.

Capital Stock:

Shares of authorized common stock are 6.0 billion; issued, repurchased and outstanding shares were as follows:

	Shares Issued	Shares Repurchased	Shares Outstanding
Balances, January 1, 2023	2,109,316,331	(559,098,620)	1,550,217,711
Issuance of stock awards		2,206,820	2,206,820
Balances, December 31, 2023	2,109,316,331	(556,891,800)	1,552,424,531
Issuance of stock awards		2,421,069	2,421,069
Balances, December 31, 2024	2,109,316,331	(554,470,731)	1,554,845,600
Issuance of stock awards		**1,811,089**	**1,811,089**
Balances, December 31, 2025	**2,109,316,331**	**(552,659,642)**	**1,556,656,689**

At December 31, 2025, 24,866,555 shares of common stock were reserved for stock awards under PMI's stock plans, and 250 million shares of preferred stock, without par value, were authorized but unissued. PMI currently has no plans to issue any shares of preferred stock.

Note 8.

Stock Plans:

In May 2022, PMI's shareholders approved the Philip Morris International Inc. 2022 Performance Incentive Plan (the "2022 Plan"). Under the 2022 Plan, PMI may grant to eligible employees restricted shares and restricted share units, performance-based cash incentive awards and performance-based equity awards. Up to 25 million shares of PMI's common stock may be issued under the 2022 Plan. At December 31, 2025, shares available for grant under the 2022 Plan were 16,951,135.

In May 2017, PMI's shareholders approved the Philip Morris International Inc. 2017 Stock Compensation Plan for Non-Employee Directors (the "2017 Non-Employee Directors Plan"). A non-employee director is defined as a member of the PMI Board of Directors who is not a full-time employee of PMI or of any corporation in which PMI owns, directly or indirectly, stock possessing at least 50% of the total combined voting power of all classes of stock entitled to vote in the election of directors in such corporation. Up to 1 million shares of PMI common stock may be awarded under the 2017 Non-Employee Directors Plan. At December 31, 2025, shares available for grant under the plan were 845,900.

Restricted share unit (RSU) awards

PMI may grant RSU awards to eligible employees; recipients may not sell, assign, pledge or otherwise encumber such awards. Such awards are subject to forfeiture if certain employment conditions are not met. RSU awards do not carry voting rights, although they do earn dividend equivalents. RSU awards generally vest on the third anniversary of the grant date.

The fair value of the RSU awards is determined by using the closing market price of PMI's stock on the date of the grant and is amortized to expense over the restriction period, typically three years after the date of the award, or upon death, disability or reaching the age of 58.

During the years ended December 31, 2025, 2024 and 2023, the recorded compensation expense related to RSU awards, and the respective tax benefit (charge) were as follows:

(in millions)	Compensation Expense Related to RSU Awards		Tax Benefit/ (Charge) Related to RSU Awards	
2025	$	**175**	$	**41**
2024	$	157	$	29
2023	$	153	$	26

The expense was recorded primarily in marketing, administration and research costs.

During 2025, 2024 and 2023 the activity for RSU awards was as follows:

	Number of Shares	Weighted- Average Grant Date Fair Value Per Share		Total Grant Date Fair Value of RSU Awards (in millions)		Total Fair Value of RSU Awards that Vested (in millions)	
Balances, January 1, 2023	4,519,470	$	91.26				
Granted	1,756,750	$	101.96	$	179		
Vested	(1,483,356)	$	87.30	$	(129)	$	(148)
Forfeited	(189,543)	$	96.96	$	(18)		
Balances, December 31, 2023	4,603,321	$	96.38				
Granted	2,013,350	$	89.71	$	181		
Vested	(1,849,088)	$	85.57	$	(158)	$	(171)
Forfeited	(224,929)	$	97.43	$	(22)		
Balances, December 31, 2024	4,542,654	$	97.78				
Granted	**1,526,970**	$	**145.53**	$	**222**		
Vested	**(1,431,108)**	$	**104.85**	$	**(150)**	$	**(216)**
Forfeited	(177,756)	$	108.39	$	(19)		
Balance at December 31, 2025	**4,460,760**	$	**111.43**				

As of December 31, 2025, PMI had $180 million of total unrecognized compensation costs related to non-vested RSU awards. These costs are expected to be recognized over a weighted-average period of approximately seventeen months, or upon death, disability or reaching the age of 58.

Performance share unit (PSU) awards

PMI may grant PSU awards to certain executives; recipients may not sell, assign, pledge or otherwise encumber such awards. Such awards are subject to forfeiture if certain employment conditions are not met. The PSU awards require the achievement of certain performance metrics, which are predetermined at the time of grant, typically over a three-year performance cycle.

The performance metrics for such PSU's granted during 2025 consisted of PMI's Total Shareholder Return ("TSR") relative to a predetermined peer group and on an absolute basis (40% weight), PMI's currency-neutral compound annual adjusted diluted earnings per share growth rate (30% weight), and a Sustainability Index, which consists of two drivers:

- Product Sustainability (20% weight): aggregates key performance indicators pertaining to social and environmental impacts generated by PMI's products; measuring progress primarily on PMI's efforts to maximize the benefits of smoke-free products, purposefully phase out cigarettes, and reduce post-consumer waste; and

- Operational Sustainability (10% weight): aggregates key performance indicators pertaining to social and environmental impacts generated by PMI's business activities; measuring progress on PMI's efforts to benefit PMI and its stakeholders by tackling climate change, preserving nature, improving the quality of life of people in its supply chain, and fostering an empowered, and inclusive workplace.

The performance metrics, targets and relative weights for the PSU's granted during 2025 were the same as the PSU's granted during 2024, with the exception of the annual growth rate of adjusted diluted EPS metric goals, which was increased, and for changes to certain components of the Sustainability Index. In the Sustainability Index, certain KPIs were adjusted to reflect PMI's developing sustainability strategy and the number of individual KPIs was reduced, both in acknowledgment of the maturity of certain programs measured by removed KPIs and to further focus management performance on the remaining Sustainability Index metrics.

The performance metrics, targets and relative weights for the PSU's granted during 2024 were the same as the PSU's granted during 2023, with the exception of adjustments made to certain components of the Sustainability Index intended to address PMI's developing sustainability strategy and reporting.

The PSU performance metrics may be adjusted if appropriate to reflect the impact of unusual or infrequently occurring events, including, to the extent significant, corporate transactions, accounting or tax law changes, asset write-downs, litigation or claim adjustments, foreign exchange gains and losses, unbudgeted capital expenditures and other such events.

The aggregate of the weighted performance factors for the three metrics in each such PSU award determines the percentage of PSUs that will vest at the end of the three-year performance cycle. The minimum percentage of such PSUs that can vest is zero, with a target percentage of 100 and a maximum percentage of 200. Each such vested PSU entitles the participant to one share of common stock. An aggregate weighted PSU performance factor of 100 will result in the targeted number of PSUs being vested. At the end of the performance cycle, participants are entitled to an amount equivalent to the accumulated dividends paid on common stock during the performance cycle for the number of shares earned. PSU awards do not carry voting rights.

The fair value of the PSU awards on the date of the grant, adjusted by performance metrics, is amortized to expense over the restriction period, typically three years after the date of the award, or upon death, disability or reaching the age of 58.

During the years ended December 31, 2025, 2024 and 2023, the recorded compensation expense related to PSU awards, and the respective tax benefit (charge) were as follows:

(in millions)	Compensation Expense related to PSU Awards	Tax Benefit/ (Charge) Related to PSU Awards
2025	**$ 79**	**$ 20**
2024	$ 70	$ 15
2023	$ 59	$ 13

The expense was recorded primarily in marketing, administration and research costs.

During 2025, 2024 and 2023, the activity for PSU awards was as follows:

	Number of Shares	Weighted-Average PSU Grant Date Fair Value Subject to Other Performance Factors (Per Share)		Weighted-Average PSU Grant Date Fair Value Subject to TSR Performance Factors (Per Share)		Total Grant Date Fair Value of PSU Awards (in millions)		Total Fair Value of PSU Awards that Vested (in millions)	
Balances, January 1, 2023	1,507,190	$	90.31	$	115.45				
Granted	482,360	$	102.02	$	133.54	$	55		
Vested	(902,232)	$	85.99	$	98.45	$	(83)	$	(91)
Adjustments for performance achievement	400,992	$	85.99	$	98.45	$	37		
Forfeited	(61,030)	$	98.24	$	131.39	$	(7)		
Balances, December 31, 2023	1,427,280	$	95.45	$	126.86				
Granted	543,560	$	89.01	$	85.72	$	48		
Vested	(916,452)	$	82.28	$	107.69	$	(86)	$	(83)
Adjustments for performance achievement	374,402	$	82.17	$	107.70	$	36		
Forfeited	(78,630)	$	97.42	$	117.24	$	(8)		
Balances, December 31, 2024	1,350,160	$	98.00	$	118.55				
Granted	396,400	$	145.35	$	213.72	$	68		
Vested	(686,052)	$	104.97	$	143.64	$	(84)	$	(102)
Adjustments for performance achievement	282,492	$	104.97	$	143.64	$	36		
Forfeited	(38,620)	$	105.55	$	127.27	$	(4)		
Balance at December 31, 2025	1,304,380	$	110.02	$	139.46				

The grant date fair value of the PSU awards subject to the other performance factors was determined by using the closing market price of PMI's stock on the date of the grant. The grant date fair value of the PSU market-based awards subject to the TSR performance factor was determined by using the Monte Carlo simulation model. The following assumptions were used to determine the grant date fair value of the PSU awards subject to the TSR performance factor for the years ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31,		
	2025	2024	2023
Average risk-free interest rate [a]	4.1 %	4.2 %	4.1 %
Average expected volatility [b]	21.0 %	19.9 %	24.3 %

[a] Based on the U.S. Treasury yield curve.

[b] Determined using the observed historical volatility.

As of December 31, 2025, PMI had $40 million of total unrecognized compensation cost related to non-vested PSU awards. This cost is recognized over a weighted-average performance cycle period of approximately eighteen months, or upon death, disability or reaching the age of 58.

Note 9.

Earnings per Share:

Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and therefore are included in PMI's earnings per share calculation pursuant to the two-class method.

Basic and diluted earnings per share ("EPS") were calculated using the following:

(in millions)	For the Years Ended December 31,		
	2025	2024	2023
Net earnings attributable to PMI	$ 11,348	$ 7,057	$ 7,813
Less distributed and undistributed earnings attributable to share-based payment awards [1]	32	23	22
Net earnings for basic and diluted EPS	$ 11,316	$ 7,034	$ 7,791
Weighted-average shares for basic EPS	1,556	1,554	1,552
Plus contingently issuable performance stock units (PSUs) [1]	2	2	1
Weighted-average shares for diluted EPS	1,558	1,556	1,553

[1] Including rounding adjustment

For the 2025, 2024 and 2023 computations, there were no antidilutive stock awards.

Note 10.

Income Taxes:

PMI adopted Accounting Standards Update ASU 2023-09, "Improvements to Income Tax Disclosures" ("ASU 2023-09") on a prospective basis within its annual reporting for the year ended December 31, 2025. For further details, see Note 21. *New Accounting Standards*.

Earnings before income taxes and provision for income taxes consisted of the following for the year ended December 31, 2025:

(in millions)		2025
Earnings before income taxes		
United States	$	870
Foreign		13,010
Total earnings before income taxes	$	13,880
Provision for income taxes:		
Current tax expense (benefit)		
U.S. Federal	$	371
U.S. State and Local		31
Foreign		3,182
Total current tax expense (benefit)		3,584
Deferred tax expense (benefit)		
U.S. Federal		(817)
U.S. State and Local		(40)
Foreign		10
Total deferred tax expense (benefit)		(847)
Total provision for income taxes	$	2,737

Earnings before income taxes and provision for income taxes consisted of the following for the years ended December 31, 2024 and 2023:

(in millions)		2024		2023
Earnings before income taxes	$	12,199	$	10,450
Provision for income taxes:				
United States federal and state:				
Current	$	465	$	201
Deferred		(81)		(368)
Total United States		384		(167)
Outside United States:				
Current		2,668		2,468
Deferred		(35)		38
Total outside United States		2,633		2,506
Total provision for income taxes	$	3,017	$	2,339

On July 4, 2025, the One Big Beautiful Bill Act ("the Act") was signed into law in the U.S. The Act contains several provisions related to corporate income taxes, including the extension of many expiring provisions from the Tax Cuts and Jobs Act of 2017, modifications to the international tax framework, and the restoration of favorable tax treatment for certain business provisions. The provisions and modifications included in the Act did not have a material impact on PMI's 2025 consolidated financial statements.

Changes in the tax laws of foreign jurisdictions could arise as a result of the Base Erosion and Profit Shifting project undertaken by the Organisation for Economic Co-operation and Development ("OECD"), which recommended changes to numerous long-standing tax principles. Many countries have enacted the OECD's framework on a global minimum tax (referred to as "Pillar Two"), effective for taxable years beginning after December 31, 2023. PMI has determined that Pillar Two did not have a material impact on its 2024 or 2025 consolidated financial statements.

At December 31, 2025, U.S. federal and foreign deferred income taxes have been provided on all accumulated earnings of PMI's foreign subsidiaries.

PMI is regularly examined by tax authorities around the world and is currently under examination in a number of jurisdictions. The U.S. federal statute of limitations remains open for the years 2019 and onward. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from 3 to 5 years after the filing of a return. Years still open to examination by foreign tax authorities in major jurisdictions include Indonesia (2020 onward), Italy (2020 onward), Russia (2023 onward) and Switzerland (2021 onward).

Subsidiaries of PMI in Indonesia, principally PT Hanjaya Mandala Sampoerna Tbk ("HMS"), have recorded income tax receivables in the amount of 4.5 trillion Indonesian rupiah (approximately $269 million) relating to corporate income tax assessments paid to avoid potential penalties, primarily for domestic and other intercompany transactions for the years 2017 to 2023. Objection letters have been filed with the Tax Office and these assessments are being challenged at various levels in court. These income tax receivables are included in other assets in PMI's consolidated balance sheets at December 31, 2025.

It is reasonably possible that within the next 12 months certain tax examinations will close, which could result in a change in unrecognized tax benefits along with related interest and penalties. An estimate of any possible change cannot be made at this time.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

(in millions)	2025	2024	2023
Balance at January 1,	$ 56	$ 55	$ 72
Additions based on tax positions related to the current year	40	6	7
Additions for tax positions of previous years	42	1	1
Reductions for tax positions of prior years	(34)	—	(23)
Reductions due to lapse of statute of limitations	(4)	(2)	(3)
Other	5	(4)	1
Balance at December 31,	$ 105	$ 56	$ 55

Unrecognized tax benefits and PMI's liability for contingent income taxes, interest and penalties were as follows:

(in millions)	December 31, 2025	December 31, 2024	December 31, 2023
Unrecognized tax benefits	$ 105	$ 56	$ 55
Accrued interest and penalties	25	11	9
Tax credits and other indirect benefits	(1)	(1)	(1)
Liability for tax contingencies	$ 129	$ 66	$ 63

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $108 million at December 31, 2025. The remainder, if recognized, would principally affect deferred taxes.

For the years ended December 31, 2025, 2024 and 2023, PMI recognized income (expense) in its consolidated statements of earnings of $(14) million, $(2) million and $5 million, respectively, related to interest and penalties associated with uncertain tax positions.

The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the year ended December 31, 2025:

(in millions)		
Pretax income	$13,880	

	Amount	Percentage
Provision Computed at Statutory U.S. Tax Rate	$ 2,915	21.0 %
State and Local Income Taxes, Net of Federal Income Tax Effects*	(12)	(0.1)
Foreign Tax Effects:		
Switzerland:		
Swiss Federal Rate Differential	(920)	(6.6)
Cantonal Taxes - Vaud	248	1.8
Cantonal Taxes - Neuchatel	255	1.8
Other	(10)	(0.1)
Russia:	263	1.9
Other Foreign Jurisdictions	388	2.8
Effect of Cross-Border Tax Laws	67	0.5
Nontaxable/Nondeductible Items	(17)	(0.1)
Valuation Allowances	519	3.8
Other		
Foreign Exchange	(384)	(2.8)
Deferred Taxes on Canadian Equity Investment	(343)	(2.5)
Other	(232)	(1.7)
Consolidated tax expense / effective tax rate	$ 2,737	19.7 %

*State taxes in California, Kentucky, Michigan, New York, Pennsylvania and Wisconsin, made up the majority (greater than 50 percent) of the tax effect in the State and Local income tax category above.

The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 2024 and 2023:

	2024	2023
U.S. federal statutory rate	21.0 %	21.0 %
Increase (decrease) resulting from:		
Foreign rate differences	(1.6)	(1.0)
Dividend repatriation cost	0.6	0.7
Global intangible low-taxed income	1.7	2.0
U.S. state taxes	0.6	(0.1)
Foreign derived intangible income	(0.7)	(0.9)
Foreign exchange	1.7	(1.6)
Non-deductible goodwill impairment	—	1.3
Unremitted earnings of Russian subsidiaries	0.6	1.7
Fair value adjustment of equity securities	1.1	0.1
Other	(0.3)	(0.8)
Effective tax rate	24.7 %	22.4 %

The 2025 effective tax rate decreased 5.0 percentage points to 19.7%. The effective tax rate for 2025 was favorably impacted by: (i) a deferred tax benefit for unrealized foreign currency losses on intercompany loans related to the Swedish Match acquisition financing reflected in the consolidated statements of earnings ($384 million), while the underlying pre-tax foreign currency movements fully offset in the consolidated statements of earnings and were reflected as currency translation adjustments in its consolidated statements of stockholders' (deficit) equity, (ii) benefits related to an interest expense election primarily driven by a reduction in tax costs associated with global intangible low-taxed income (including $174 million for 2024) and (iii) refunds expected on amended tax returns filed in Germany ($89 million); partially offset by: (i) an increase in deferred tax liabilities related to the fair value adjustment of equity securities held by PMI ($81 million), (ii) tax impacts of the RBH (Canada) Plan Implementation ($166 million), (iii) valuation allowances recorded on deferred tax assets related to U.S. foreign tax credits ($50 million), and (iv) the recognition of current tax expense related to the potential disallowance of intercompany transactions in Indonesia ($39 million). For further details on the RBH (Canada) Plan Implementation, see Note 5. *Related Parties - Equity Investments and Other*.

The 2024 effective tax rate increased 2.3 percentage points to 24.7%. The effective tax rate for 2024 was unfavorably impacted by: (i) an increase in deferred tax liabilities related to the fair value adjustment of equity securities held by PMI; (ii) U.S. state taxes; and (iii) a deferred tax charge for unrealized foreign currency losses on intercompany loans related to the Swedish Match acquisition financing reflected in the consolidated statements of earnings, while the underlying pre-tax foreign currency movements fully offset in the consolidated statements of earnings and were reflected as currency translation adjustments in its consolidated statements of stockholders' (deficit) equity, partially offset by: (i) a lower deferred tax charge in 2024 related to the unremitted earnings of PMI's Russian subsidiaries as compared to the 2023 charge following the suspension of certain double tax treaties; (ii) the non-deductible Wellness goodwill impairment charge recorded in 2023; and (iii) a U.S. tax benefit for a worthless stock deduction under section 165(g) of the Internal Revenue Code related to PMI's investment in C.A. Tabacalera Nacional, a wholly owned foreign corporation incorporated in Venezuela. For further details on PMI's ceased operations in Venezuela and the impairment loss related to the sale of Vectura Group, see Note 18. *Restructuring Activities* and Note 3. *Acquisitions and Divestitures*, respectively.

The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities consisted of the following:

		At December 31,		
(in millions)		2025		2024
Deferred income tax assets:				
Accrued postretirement and postemployment benefits	$	227	$	208
Accrued pension costs		189		384
Inventory		47		40
Accrued liabilities		212		213
Net operating loss, tax credit, and other carryforwards		1,542		912
Investments in equity interests		810		507
Foreign exchange		451		—
Other		325		62
Total deferred income tax assets		3,803		2,326
Less: valuation allowance		(1,709)		(1,130)
Deferred income tax assets, net of valuation allowance		2,094		1,196
Deferred income tax liabilities:				
Intangible assets		(1,936)		(1,862)
Property, plant and equipment		(165)		(152)
Unremitted earnings		(811)		(495)
Foreign exchange		—		(264)
Other		—		—
Total deferred income tax liabilities		(2,912)		(2,773)
Net deferred income tax assets (liabilities)	$	(818)	$	(1,577)

At December 31, 2025, PMI recorded deferred tax assets for net operating loss, tax credit, and other carryforwards of $1,542 million, with varying dates of expiration, primarily after 2031, including $961 million with an unlimited carryforward period. At December 31, 2025, PMI has recorded a valuation allowance of $1,709 million against deferred tax assets that do not meet the more-likely-than not recognition threshold.

At December 31, 2024, PMI recorded deferred tax assets for net operating loss, tax credit, and other carryforwards of $912 million, with varying dates of expiration, primarily after 2029, including $381 million with an unlimited carryforward period. At December 31, 2024, PMI has recorded a valuation allowance of $1,130 million against deferred tax assets that do not meet the more-likely-than-not recognition threshold.

Disclosed below is a summary of income taxes paid by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025:

(in millions)		2025
Income tax payments (net of refunds):		
United States:		
U.S. Federal	$	797
U.S. State and Local		107
Total United States		904
Foreign:		
Switzerland		929
Russia		348
Italy		301
Other		1,370
Total Foreign		2,948
Total	$	3,852

Note 11.

Segment Reporting:

PMI's subsidiaries and affiliates are primarily engaged in the manufacture and sale of cigarettes and smoke-free products, including heat-not-burn, e-vapor and oral nicotine products. PMI's segments are organized by geographic region and managed by segment managers who are responsible for the operating and financial results of the regions inclusive of combustible tobacco and smoke-free categories sold in the region. As discussed in Note 1. *Background and Basis of Presentation*, in January 2025, PMI updated its segment reporting by including the ongoing Wellness results into the Europe segment. The four geographical segments are as follows: Europe Region; South and Southeast Asia, Commonwealth of Independent States, Middle East and Africa Region ("SSEA, CIS & MEA"); East Asia, Australia & PMI Global Travel Retail ("EA, AU & PMI GTR"); and Americas Region.

The Group CEO PMI, who is the chief operating decision maker ("CODM") evaluates geographical segment performance based on the regional operating income, which includes results from all product categories sold in each region. The CODM reviews short-term and long-term trends, forecasts, and budget-to-actual variances to assess geographical segment performance and to allocate resources. Interest expense, net, and provision for income taxes are centrally managed and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by management. Information about total assets and capital expenditures by segment is not disclosed because such information is not reported to or used by PMI's CODM. Segment goodwill and other intangible assets, net, are disclosed in Note 4. *Goodwill and Other Intangible Assets, net*. The accounting policies of the segments are the same as those described in Note 2. *Summary of Significant Accounting Policies*.

PMI disaggregates its net revenues from contracts with customers by product category for each of PMI's geographical segments. PMI believes this best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Net revenues, significant expenses, and operating income by segment were as follows:

(in millions)	Europe	SSEA, CIS & MEA	EA, AU & PMI GTR	Americas	Total
For the Year Ended December 31, 2025					
Net revenues	$ 17,111 $	12,051 $	6,632 $	4,854 $	40,648
Less:					
Cost of sales	4,501	5,190	1,961	1,714	13,366
Marketing, administration and research costs	5,404	2,765	1,545	2,635	12,349
Impairment of goodwill	41	—	—	—	41
Operating income	$ 7,165 $	4,096 $	3,126 $	505 $	14,892
For the Year Ended December 31, 2024					
Net revenues	$ 15,690 $	11,261 $	6,393 $	4,534 $	37,878
Less:					
Cost of sales	4,474	5,313	2,011	1,531	13,329
Marketing, administration and research costs	4,669	2,519	1,504	2,455	11,147
Operating income	$ 6,547 $	3,429 $	2,878 $	548 $	13,402
For the Year Ended December 31, 2023					
Net revenues	$ 14,537 $	10,629 $	6,201 $	3,807 $	35,174
Less:					
Cost of sales	4,321	5,109	1,978	1,485	12,893
Marketing, administration and research costs	4,252	2,384	1,684	1,740	10,060
Impairment of goodwill	665	—	—	—	665
Operating income	$ 5,299 $	3,136 $	2,539 $	582 $	11,556

Total net revenues attributable to customers located in Japan, PMI's largest market in terms of net revenues, were $4.2 billion, $4.1 billion and $3.9 billion in 2025, 2024 and 2023, respectively. PMI had one customer in the EA, AU & PMI GTR segment that accounted for 10%, 11% and 11% of PMI's consolidated net revenues, and one customer in the Europe segment that accounted for 12%, 11% and 12% of PMI's consolidated net revenues in 2025, 2024 and 2023, respectively.

PMI's net revenues by product category were as follows:

(in millions)	For the Years Ended December 31,					
	2025		2024		2023	
Combustible tobacco:						
Europe	$	8,984	$	8,599	$	8,037
SSEA, CIS & MEA		10,233		9,848		9,321
EA, AU & PMI GTR		2,415		2,516		2,676
Americas		2,163		2,255		2,299
Total combustible tobacco		23,794		23,218		22,334
Smoke-free:						
Europe		8,127		7,091		6,500
of which, Wellness		*238*		*333*		*306*
SSEA, CIS & MEA		1,818		1,413		1,308
EA, AU & PMI GTR		4,217		3,877		3,525
Americas		2,691		2,279		1,508
Total Smoke-free		16,854		14,660		12,840
Total PMI net revenues	$	40,648	$	37,878	$	35,174

Note: Sum of product categories or Regions might not foot to total PMI due to rounding.

Items affecting the comparability of results from operations were as follows:

- **Restructuring charges** - See Note 18. *Restructuring Activities* for details of the $241 million, $180 million and $109 million pre-tax charges for the year ended December 31, 2025, 2024 and 2023, respectively, as well as a breakdown of these costs by segment.

- **Impairment of goodwill and other intangibles** – For the year ended December 31, 2025, PMI recorded a goodwill impairment charge of $41 million that was included in the Europe segment. For the year ended December 31, 2023, PMI recorded $680 million of goodwill and non-amortizable intangible assets impairment charges that was included in the Europe segment. For further details, see Note 4. *Goodwill and Other Intangible Assets, net*.

- **Germany excise tax classification litigation charge** – In August 2024, the German Main Custom Office ("MCO") notified Philip Morris (Germany) GmbH ("PM Germany") of its decision to classify *TEREA* consumables as a cigarette for excise tax purposes with the associated tax assessment totaling EUR 151 million (approximately $176 million) covering the period of February 15, 2023, through August 1, 2024. In April 2025, PM Germany paid the outstanding amount, which was recorded in Other assets on the consolidated balance sheets, while it challenged the MCO's decision in court. On September 17, 2025, PM Germany filed a request to withdraw the proceedings. As a result, the tax assessment amount of $176 million was recorded in marketing, administration and research costs in the consolidated statements of earnings for the year ended December 31, 2025, and was included in the Europe segment results.

- **Loss on expected sale of consumer accessories and other businesses** – See Note 3. *Acquisitions and Divestitures* for details of the pre-tax loss of $94 million recorded in the Europe segment for the year ended year ended December 31, 2025.

- **Egypt sales tax charge** – In the third quarter of 2024, following a ruling issued by the Higher Administrative Court in Egypt and subsequent evaluation of available remedies, PMI concluded that an adverse outcome was probable and recorded a pre-tax charge of $45 million in relation to tax assessments for general sales tax deducted on imported cutfiller for the years 2014 to 2016. This pre-tax charge was recorded in marketing, administration and research costs in the consolidated statement of earnings for the year ended December 31, 2024, and was included in the SSEA, CIS & MEA segment results.

- **Loss on sale of Vectura Group** – In September 2024, PMI announced the execution of a definitive agreement to sell Vectura to Molex Asia Holdings Ltd. On December 31, 2024, we completed the sale. The sale resulted in a pre-tax loss of $199 million. This pre-tax loss was recorded in marketing, administration and research costs in the consolidated statement of earnings for the year ended December 31, 2024, and was included in the Europe segment results. For further details, see Note 3. *Acquisitions and Divestitures*.

- **Termination of distribution arrangement in the Middle East** – In the first quarter of 2023, PMI recorded a pre-tax charge of $80 million following the termination of a distribution arrangement in the Middle East. This pre-tax charge was recorded as a reduction of net revenues in the consolidated statements of earnings, and was included in the SSEA, CIS & MEA segment results for the year ended December 31, 2023.

- **South Korea indirect tax charge** – On July 13, 2023, PMI's South Korean subsidiary, PM Korea, received an adverse ruling from the Supreme Court of South Korea related to cases alleging underpayment of excise taxes in connection with a 2015 excise tax increase and subsequent audit by the South Korean Board of Audit and Inspection. The Supreme Court ruling reversed previous decisions that were in PM Korea's favor at the trial and appellate levels. As a result of the ruling, we concluded that an adverse outcome was probable. Consequently, we recorded a non-cash pre-tax charge of $204 million in marketing, administration and research costs in the consolidated statements of earning, reflecting the full amount previously paid by PM Korea, which was included in the EA, AU & PMI GTR segment for the year ended December 31, 2023.

- **Termination of agreement with Foundation for a Smoke-Free World** – On September 29, 2023, PMI and the Foundation for a Smoke-Free World (the "Foundation") entered into the Final Grant Agreement and Termination of the Second Amended and Restated Pledge Agreement ("Agreement"). Under the terms of the agreement, PMI paid $140 million in the third quarter of 2023 in return for the termination of the pledge agreement between the parties. As a result, in the third quarter of 2023, PMI recorded a pre-tax charge of $140 million commensurate with the early termination of the pledge agreement. The pre-tax charge was recorded in marketing, administration and research costs in the consolidated statements of earnings for the year ended December 31, 2023 and was included in the operating results of the following segments: Europe ($60 million); SSEA, CIS & MEA ($41 million); EA, AU & PMI GTR ($24 million); and Americas ($15 million).

- **Charges related to the war in Ukraine** – For the year ended December 31, 2023, PMI recorded pre-tax charges of $53 million in the Europe segment related to the war in Ukraine.

Net revenues related to combustible tobacco refer to the operating revenues generated from the sale of these products, including shipping and handling charges billed to customers, net of sales and promotion incentives, and excise taxes. These net revenue amounts consist of the sale of PMI's cigarettes and other tobacco products that are combusted. Other tobacco products primarily include roll-your-own and make-your-own cigarettes, pipe tobacco, cigars and cigarillos and do not include smoke-free products.

Net revenues related to smoke-free, excluding wellness, refer to the operating revenues generated from the sale of these products, including shipping and handling charges billed to customers, net of sales and promotion incentives, and excise taxes, if applicable. These net revenue amounts consist of the sale of PMI's products that are not combustible tobacco products, such as heat-not-burn, e-vapor, and oral products, as well as consumer accessories. Net revenues related to wellness refer to the operating revenues generated from the sale of product, primarily associated with oral and intra-oral delivery systems.

Other segment data were as follows:

(in millions)	For the Years Ended December 31,		
	2025	2024	2023
Depreciation and amortization expense:			
Europe	$ 558	$ 562	$ 563
SSEA, CIS & MEA	294	304	304
EA, AU & PMI GTR	194	173	144
Americas	950	748	387
Total depreciation and amortization expense	$ 1,996	$ 1,787	$ 1,398

PMI's total property, plant and equipment, net and other assets by geographic area were:

(in millions)		At December 31,				
		2025		2024		2023
Long-lived assets:						
Europe	$	6,619	$	5,540	$	5,697
SSEA, CIS & MEA		2,209		2,160		2,197
East Asia and Australia		405		378		481
Americas		1,997		1,559		1,310
Total long-lived assets		11,230		9,637		9,685
Altria Group, Inc. agreement		—		—		2,777
Financial instruments		1,306		456		701
Total property, plant and equipment, net and Other assets	$	12,536	$	10,093	$	13,163

Long-lived assets consist of non-current assets other than goodwill; other intangible assets, net; deferred tax assets, equity investments, financial instruments and payment under the agreement with Altria Group, Inc., see Note 3, *Acquisitions and Divestitures*. PMI's largest markets in terms of long-lived assets are Switzerland, Indonesia and Italy, as well as the U.S. Total long-lived assets located in Switzerland, which is reflected in the Europe segment above, were $1.7 billion, $1.4 billion and $1.6 billion at December 31, 2025, 2024 and 2023, respectively. Total long-lived assets located in Indonesia, which is reflected in the SSEA, CIS & MEA segment above, were $1.0 billion, $1.0 billion and $1.1 billion at December 31, 2025, 2024 and 2023, respectively. Total long-lived assets located in Italy, which is reflected in the Europe segment above, were $1.1 billion, $1.0 billion and $1.0 billion at December 31, 2025, 2024 and 2023, respectively. Total long-lived assets located in the U.S., which is reflected in the Americas segment above, were $1.6 billion at December 31, 2025.

Note 12.

Benefit Plans:

Pension coverage for employees of PMI's subsidiaries is provided, to the extent deemed appropriate, through separate plans, many of which are governed by local statutory requirements. In addition, PMI provides health care and other benefits to certain U.S. retired employees and certain non-U.S. retired employees. In general, health care benefits for non-U.S. retired employees are covered through local government plans.

Pension and other employee benefit costs per the consolidated statements of earnings consisted of the following for December 31, 2025, 2024 and 2023:

(in millions)		2025		2024		2023
Net pension costs (income)	$	(88)	$	(76)	$	(84)
Net postemployment costs		118		123		117
Net postretirement costs		16		13		12
Total pension and other employee benefit costs	$	46	$	60	$	45

Pension and Postretirement Benefit Plans

Obligations and Funded Status

The projected benefit obligations, plan assets and funded status of PMI's pension plans, and the accumulated benefit obligation, plan assets and net amount accrued for PMI's postretirement health care plans, at December 31, 2025 and 2024, were as follows:

(in millions)	Pension[1] 2025	2024	Postretirement 2025	2024
Benefit obligation at January 1	$ 10,456	$ 10,567	$ 248	$ 246
Service cost	240	218	4	3
Interest cost	209	234	12	13
Benefits paid	(567)	(434)	(13)	(14)
Employee contributions	168	157	—	—
Settlement, curtailment and plan amendment	(32)	(12)	—	(1)
Actuarial losses (gains)	(640)	460	11	2
Currency	1,317	(708)	4	5
Other	(17)	(26)	(3)	(6)
Benefit obligation at December 31,	11,134	10,456	263	248
Fair value of plan assets at January 1,	9,030	8,851	3	3
Actual return on plan assets	882	973	—	—
Employer contributions, net of refunds	139	110	13	14
Employee contributions	168	157	—	—
Benefits paid	(567)	(434)	(13)	(14)
Settlement	(18)	(10)	—	(1)
Currency	1,182	(600)	—	1
Other	—	(17)	—	—
Fair value of plan assets at December 31,	10,816	9,030	3	3
Net pension and postretirement liability recognized at December 31,	$ (318)	$ (1,426)	$ (260)	$ (245)

(1) Primarily non-U.S. based defined benefit retirement plans.

At December 31, 2025, actuarial losses (gains) consisted primarily of gains for assumption changes related to higher discount rates year-over-year for the Swiss, German and Dutch plans. At December 31, 2024, actuarial losses (gains) consisted primarily of losses for assumption changes related to lower discount rates year-over-year for the Swiss plan.

At December 31, 2025 and 2024, the Swiss pension plan represented 71% and 69% of the benefit obligation, respectively, and approximately 65% and 63% of the fair value of plan assets at December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024, the U.S. pension plans represented 5% and 6% of the benefit obligation, respectively, and approximately 5% and 6% of the fair value of plan assets at December 31, 2025 and 2024, respectively.

At December 31, 2025 and 2024, the amounts recognized on PMI's consolidated balance sheets for the pension and postretirement plans were as follows:

(in millions)	Pension 2025	2024	Postretirement 2025	2024
Other assets	$ 926	$ 490		
Accrued liabilities — employment costs	(29)	(33)	$ (16)	$ (14)
Long-term employment costs	(1,215)	(1,883)	(244)	(231)
	$ (318)	$ (1,426)	$ (260)	$ (245)

The accumulated benefit obligation, which represents benefits earned to date, for the pension plans was $10.6 billion and $9.9 billion at December 31, 2025 and 2024, respectively.

For pension plans with accumulated benefit obligations in excess of plan assets, the accumulated benefit obligation and fair value of plan assets were $8.4 billion and $7.6 billion, respectively, as of December 31, 2025. The accumulated benefit obligation and fair value of plan assets were $7.7 billion and $6.2 billion, respectively, as of December 31, 2024.

For pension plans with projected benefit obligations in excess of plan assets, the projected benefit obligation and fair value of plan assets were $8.8 billion and $7.6 billion, respectively, as of December 31, 2025. The projected benefit obligation and fair value of plan assets were $8.2 billion and $6.2 billion, respectively, as of December 31, 2024.

The following weighted-average assumptions were used to determine PMI's pension and postretirement benefit obligations at December 31:

	Pension		Postretirement	
	2025	2024	2025	2024
Discount rate	2.42 %	2.07 %	5.56 %	5.35 %
Rate of compensation increase	1.85	1.89		
Interest crediting rate	3.16	3.05		
Health care cost trend rate assumed for next year			6.67	6.82
Ultimate trend rate			4.60	4.71
Year that rate reaches the ultimate trend rate			2050	2048

The discount rate for the largest pension plans is based on a yield curve constructed from a portfolio of high quality corporate bonds that produces a cash flow pattern equivalent to each plan's expected benefit payments. The discount rate for the remaining plans is developed from local bond indices that match local benefit obligations as closely as possible.

Components of Net Periodic Benefit Cost

Net periodic pension and postretirement health care costs consisted of the following for the years ended December 31, 2025, 2024 and 2023:

	Pension			Postretirement		
(in millions)	2025	2024	2023	2025	2024	2023
Service cost	$ 240	$ 218	$ 174	$ 4	$ 3	$ 4
Interest cost	209	234	258	12	13	12
Expected return on plan assets	(437)	(403)	(365)	—	—	—
Amortization:						
Net losses	145	93	18	3	(1)	(1)
Prior service cost (credit)	(2)	(2)	(2)	—	—	—
Settlement and curtailment	(3)	2	7	1	1	1
Net periodic pension and postretirement costs	$ 152	$ 142	$ 90	$ 20	$ 16	$ 16

Settlement and curtailment charges were due primarily to employee severance and early retirement programs.

All of the amounts in the table above, other than service cost, are recognized in pension and other employee benefit costs in the consolidated statement of earnings.

The following weighted-average assumptions were used to determine PMI's net pension and postretirement health care costs:

	Pension			Postretirement		
	2025	**2024**	**2023**	**2025**	**2024**	**2023**
Discount rate - service cost	**2.39 %**	2.68 %	3.27 %	**5.35 %**	5.19 %	5.89 %
Discount rate - interest cost	**1.97**	2.34	3.03	**5.35**	5.19	5.89
Expected rate of return on plan assets	**4.65**	4.63	4.42			
Rate of compensation increase	**1.89**	2.05	1.98			
Interest crediting rate	**3.05**	2.99	2.97			
Health care cost trend rate				**6.82**	6.54	6.14

PMI's expected rate of return on pension plan assets is determined by the plan assets' historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class.

PMI and certain of its subsidiaries sponsor defined contribution plans. Amounts charged to expense for defined contribution plans totaled $158 million, $123 million and $111 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Plan Assets

PMI's investment strategy for pension plans is based on an expectation that equity securities will outperform debt securities over the long term. Accordingly, the target allocation of PMI's plan assets is broadly characterized as approximately 55% in equity securities and approximately 45% in debt securities and other assets. The strategy primarily utilizes indexed U.S. equity securities, international equity securities and investment-grade debt securities. PMI attempts to mitigate investment risk by rebalancing between equity and debt asset classes once a year or as PMI's contributions and benefit payments are made.

The fair value of PMI's pension plan assets at December 31, 2025 and 2024, by asset category was as follows:

Asset Category (in millions)	At December 31, 2025	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 10	$ 10		
Equity securities:				
U.S. securities	155	155		
International securities	632	632		
Investment funds[a]	8,876	6,407	$ 2,469	
Government bonds	293	207	86	
Corporate bonds	501	501		
Other	72	—	4	68 [c]
Total assets in the fair value hierarchy	$ 10,539	$ 7,912	$ 2,559	$ 68
Investment funds measured at net asset value[b]	277			
Total assets	$ 10,816			

[a] Investment funds whose objective seeks to replicate the returns and characteristics of specified market indices (primarily MSCI - Europe, Switzerland, North America, Asia Pacific, Japan, Emerging Markets and Small Cap for equities / Bloomberg Core Euro Government Bonds Long Duration, FTSE Non-EGBI EuroBIG, Bloomberg Global Aggr. Corp. ex-CHF and JP Morgan EMBI for bonds / SXI Real Estate and KGAST for real estate), primarily consist of mutual funds, common trust funds and commingled funds. Of these funds, 59% were invested in U.S. and international equities; 11% were invested in U.S. and international government bonds; 14% were invested in corporate bonds and 16% were invested in real estate.

[b] In accordance with FASB ASC Subtopic 820-10, certain investments measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position.

[c] Amount relates to annuity policies of which the fair value is calculated using an actuarial model.

Asset Category (in millions)	At December 31, 2024	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 83	$ 83		
Equity securities:				
U.S. securities	144	144		
International securities	525	525		
Investment funds[a]	7,317	5,245	$ 2,072	
Government bonds	238	166	72	
Corporate bonds	409	409		
Other	31	—	3	28 [c]
Total assets in the fair value hierarchy	$ 8,747	$ 6,572	$ 2,147	$ 28
Investment funds measured at net asset value[b]	283			
Total assets	$ 9,030			

[a] Investment funds whose objective seeks to replicate the returns and characteristics of specified market indices (primarily MSCI — Europe, Switzerland, North America, Asia Pacific, Japan, Emerging Markets and Small Cap for equities / FTSE EMU, FTSE Non-EGBI EuroBIG, SBI AAA-BBB and JP Morgan EMBI for bonds / SXI Real Estate and KGAST for real estate), primarily consist of mutual funds, common trust funds and commingled funds. Of these funds, 57% were invested in U.S. and international equities; 13% were invested in U.S. and international government bonds; 14% were invested in corporate bonds, and 16% were invested in real estate.

[b] In accordance with FASB ASC Subtopic 820-10, certain investments measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position.

[c] Amount relates to annuity policies of which the fair value is calculated using an actuarial model.

For a description of the fair value hierarchy and the three levels of inputs used to measure fair values, see Note 2. *Summary of Significant Accounting Policies*.

PMI makes, and plans to make, contributions, to the extent that they are tax deductible and meet specific funding requirements of its funded pension plans. Currently, PMI anticipates making contributions of approximately $164 million in 2026 to its pension plans, based on current tax and benefit laws. However, this estimate is subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or changes in interest and currency rates.

The estimated future benefit payments from PMI pension plans at December 31, 2025, are as follows:

(in millions)	
2026	$ 496
2027	522
2028	531
2029	531
2030	562
2031 - 2035	2,967

PMI's expected future annual benefit payments for its postretirement health care plans are estimated to be not material through 2035.

Postemployment Benefit Plans

PMI and certain of its subsidiaries sponsor postemployment benefit plans covering certain designated salaried and hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs were $250 million, $238 million and $213 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The amounts recognized in accrued postemployment costs net of plan assets on PMI's consolidated balance sheets at December 31, 2025 and 2024, were $1,036 million and $929 million, respectively.

The accrued postemployment costs were determined using a weighted-average discount rate of 4.9% in 2025 and 2024; an assumed ultimate annual weighted-average turnover rate of 2.9% in 2025 and 2024; assumed compensation cost increases of 2.2% in 2025 and 2.3% in 2024, and assumed benefits as defined in the respective plans. In accordance with local regulations, certain postemployment plans are funded. As a result, the accrued postemployment costs disclosed above are presented net of the related assets of $30 million at December 31, 2025 and 2024. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

Comprehensive Earnings (Losses)

The amounts recorded in accumulated other comprehensive losses at December 31, 2025, consisted of the following:

(in millions)	Pension	Post-retirement	Post-employment	Total
Net (losses) gains	$ (888)	$ (43)	$ (757)	$ (1,688)
Prior service (cost) credit	68	1	(21)	48
Net transition (obligation) asset	(3)	—	—	(3)
Deferred income taxes	36	21	181	238
Losses to be amortized	$ (787)	$ (21)	$ (597)	$ (1,405)

The amounts recorded in accumulated other comprehensive losses at December 31, 2024, consisted of the following:

(in millions)	Pension	Post-retirement	Post-employment	Total
Net (losses) gains	$ (2,122)	$ (36)	$ (815)	$ (2,973)
Prior service (cost) credit	75	1	(21)	55
Net transition (obligation) asset	(3)	—	—	(3)
Deferred income taxes	246	19	195	460
Losses to be amortized	$ (1,804)	$ (16)	$ (641)	$ (2,461)

The amounts recorded in accumulated other comprehensive losses at December 31, 2023, consisted of the following:

(in millions)	Pension	Post-retirement	Post-employment	Total
Net (losses) gains	$ (2,325)	$ (36)	$ (770)	$ (3,131)
Prior service (cost) credit	77	1	(21)	57
Net transition (obligation) asset	(3)	—	—	(3)
Deferred income taxes	283	19	186	488
Losses to be amortized	$ (1,968)	$ (16)	$ (605)	$ (2,589)

The movements in other comprehensive earnings (losses) during the year ended December 31, 2025, were as follows:

(in millions)	Pension	Post-retirement	Post-employment	Total
Amounts transferred to earnings:				
Amortization:				
Net losses (gains)	$ 145	$ 3	$ 79	$ 227
Prior service cost (credit)	(6)	—	—	(6)
Other income/expense:				
Net losses (gains)	2	1	(1)	2
Prior service cost (credit)	(2)	—	—	(2)
Deferred income taxes	(26)	(1)	(19)	(46)
	113	3	59	175
Other movements during the year:				
Net (losses) gains	1,087	(11)	(20)	1,056
Prior service (cost) credit	1	—	—	1
Deferred income taxes	(184)	3	5	(176)
	904	(8)	(15)	881
Total movements in other comprehensive earnings (losses)	$ 1,017	$ (5)	$ 44	$ 1,056

The movements in other comprehensive earnings (losses) during the year ended December 31, 2024, were as follows:

(in millions)	Pension		Post-retirement		Post-employment		Total	
Amounts transferred to earnings:								
Amortization:								
Net losses (gains)	$	88	$	1	$	86	$	175
Prior service cost (credit)		(6)		—		—		(6)
Other income/expense:								
Net losses (gains)		1		1		—		2
Deferred income taxes		(13)		(2)		(21)		(36)
		70		—		65		135
Other movements during the year:								
Net (losses) gains		114		(2)		(131)		(19)
Prior service (cost) credit		4		—		—		4
Deferred income taxes		(24)		2		30		8
		94		—		(101)		(7)
Total movements in other comprehensive earnings (losses)	$	164	$	—	$	(36)	$	128

The movements in other comprehensive earnings (losses) during the year ended December 31, 2023, were as follows:

(in millions)	Pension		Post-retirement		Post-employment		Total	
Amounts transferred to earnings:								
Amortization:								
Net losses (gains)	$	19	$	1	$	76	$	96
Prior service cost (credit)		7		—		—		7
Other income/expense:								
Net losses (gains)		11		1		—		12
Deferred income taxes		(9)		(1)		(18)		(28)
		28		1		58		87
Other movements during the year:								
Net (losses) gains		(918)		(24)		(93)		(1,035)
Deferred income taxes		154		6		21		181
		(764)		(18)		(72)		(854)
Total movements in other comprehensive earnings (losses)	$	(736)	$	(17)	$	(14)	$	(767)

Note 13.

Additional Information:

(in millions)	For the Years Ended December 31,					
	2025		**2024**		**2023**	
Depreciation expense	$	**993**	$	952	$	901
Research and development expense	$	**756**	$	759	$	709
Advertising expense	$	**1,355**	$	1,069	$	965
Foreign currency net transaction (gains)/losses	$	**178**	$	302	$	305
Interest expense	$	**1,587**	$	1,763	$	1,526
Interest income		**(621)**		(620)		(465)
Interest expense, net	$	**966**	$	1,143	$	1,061

Note 14.

Financial Instruments:

Overview

PMI operates globally with manufacturing and sales facilities in various locations around the world and is exposed to risks such as changes in foreign currency exchange rates and interest rates. As a result, PMI uses deliverable and non-deliverable forward foreign exchange contracts, foreign currency swaps and foreign currency options, (collectively referred to as "foreign exchange contracts"), and interest rate contracts to mitigate its exposure to changes in foreign currency exchange and interest rates related to net investments in foreign operations, as well as third-party and intercompany actual and forecasted transactions. The primary currencies to which PMI is exposed include the Euro, Indian rupee, Indonesian rupiah, Japanese yen, Russian ruble and Swiss franc.

Additionally, certain materials that PMI uses in the manufacturing of its products are exposed to market price risks. PMI uses commodity derivative contracts ("commodity contracts") to manage its exposure to the market price volatility of certain commodity components of these materials.

These foreign exchange contracts, interest rate contracts and commodity contracts are collectively referred to as "derivative contracts". PMI is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes. Substantially all of PMI's derivative financial instruments are subject to master netting arrangements, whereby the right to offset occurs in the event of default by a participating party. While these contracts contain the enforceable right to offset through close-out netting rights, PMI elects to present them on a gross basis in the consolidated balance sheets. Collateral associated with these arrangements is in the form of cash and is unrestricted. Changes in collateral posted are included in cash flows from investing activities and changes in collateral received are included in cash flows from financing activities. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. PMI formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of the forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in earnings.

The gross notional amounts for outstanding derivatives as of December 31, 2025 and 2024, were as follows:

(in millions)	2025	2024
Derivative contracts designated as hedging instruments:		
Foreign exchange contracts	$ 29,062	$ 25,149
Interest rate contracts	4,700	3,000
Commodity contracts	3	9
Derivative contracts not designated as hedging instruments:		
Foreign exchange contracts	16,278	15,942
Total	$ 50,043	$ 44,100

The fair value of PMI's derivative contracts included in the consolidated balance sheets as of December 31, 2025 and 2024, were as follows:

	Derivative Assets			Derivative Liabilities		
		Fair Value			Fair Value	
(in millions)	Balance Sheet Classification	2025	2024	Balance Sheet Classification	2025	2024
Derivative contracts designated as hedging instruments:						
Foreign exchange contracts	Other current assets	$ 378	$ 772	Other accrued liabilities	$ 499	$ 7
	Other assets	107	299	Other liabilities	853	60
Interest rate contracts	Other current assets	—	—	Other accrued liabilities	27	50
	Other assets	77	4	Other liabilities	—	3
Commodity contracts	Other current assets	—	—	Other accrued liabilities	1	—
	Other assets	—	—	Other liabilities	—	—
Derivative contracts not designated as hedging instruments:						
Foreign exchange contracts	Other current assets	91	331	Other accrued liabilities	319	69
	Other assets	—	12	Other liabilities	276	58
Total gross amount derivatives contracts presented in the consolidated balance sheets		$ 653	$ 1,418		$ 1,975	$ 247
Gross amounts not offset in the consolidated balance sheets						
Financial instruments		(444)	(218)		(444)	(218)
Cash collateral received/pledged		(183)	(863)		(1,374)	(18)
Net amount		$ 26	$ 337		$ 157	$ 11

PMI assesses the fair value of its derivative contracts using standard valuation models that use, as their basis, readily observable market inputs. The fair value of PMI's foreign exchange forward contracts, foreign currency swaps and interest rate derivatives is determined using prevailing spot and forward foreign exchange rates, spot and forward interest rates, and the instruments' respective maturity dates. The fair value of currency options is estimated using a Black-Scholes valuation model that incorporates foreign exchange spot rates, interest rate differentials, currency volatilities, strike rates and maturity dates. The fair value of PMI's commodity contracts is determined using prevailing market spot and futures prices and the corresponding maturity dates. PMI's derivative contracts have been classified within Level 2 at December 31, 2025 and 2024.

For the years ended December 31, 2025, 2024 and 2023, PMI's derivative contracts impacted the consolidated statements of earnings and comprehensive earnings as follows:

(pre-tax, in millions)	For the Years Ended December 31,									
	Amount of Gain/(Loss) Recognized in Other Comprehensive Earnings/(Losses) on Derivatives			Statement of Earnings Classification of Gain/(Loss) on Derivatives	Amount of Gain/(Loss) Reclassified from Other Comprehensive Earnings/(Losses) into Earnings			Amount of Gain/(Loss) Recognized in Earnings		
	2025	2024	2023		2025	2024	2023	2025	2024	2023
Derivative contracts designated as hedging instruments:										
Cash flow hedges:										
Foreign exchange contracts	$ (93)	$ 433	$ 195							
				Net revenues	$ 108	$ 186	$ 194			
				Cost of sales	—	—	—			
				Marketing, administration and research costs	(42)	20	27			
				Interest expense, net	(1)	2	(15)			
Interest rate contracts	(14)	95	37	Interest expense, net	54	51	46			
Commodity contracts	(1)	(1)	(7)	Cost of sales	(7)	(1)	—			
Fair value hedges:										
Interest rate contracts				Interest expense, net [a]				$ 65	$ (32)	$ (14)
Net investment hedges [b]:										
Foreign exchange contracts	(1,989)	867	(788)	Interest expense, net [c]				301	293	268
				Marketing, administration and research costs	—	35	—			
Derivative contracts not designated as hedging instruments:										
Foreign exchange contracts				Interest expense, net				367	219	301
				Marketing, administration and research costs [d]				(1,515)	523	(575)
Total	$(2,097)	$1,394	$ (563)		$ 112	$ 293	$ 252	$ (782)	$1,003	$ (20)

[a] The gains (losses) from these contracts are offset by the changes in the fair value of the hedged item

[b] Amount of gains (losses) on hedges of net investments principally related to changes in foreign currency exchange and interest rates between the Euro and U.S. dollar

[c] Represent the gains for amounts excluded from the effectiveness testing

[d] The gains (losses) from these contracts attributable to changes in foreign currency exchange rates are largely offset by the (losses) and gains generated by the underlying intercompany and third-party loans being hedged

Cash Flow Hedges

PMI has entered into derivative contracts to hedge the foreign currency exchange, interest rate and commodity price risks related to certain forecasted transactions. Gains and losses associated with qualifying cash flow hedge contracts are deferred as components of accumulated other comprehensive losses until the underlying hedged transactions are reported in PMI's consolidated statements of earnings. As of December 31, 2025, PMI has hedged forecasted transactions with derivative contracts expiring at various dates through June 2028. Premiums paid for, and settlements of, the derivative contracts designated as cash flow hedges are included primarily in cash flows from operating activities on PMI's consolidated statements of cash flows.

Fair Value Hedges

PMI has entered into fixed-to-floating interest rate contracts, designated as fair value hedges to minimize exposure to changes in the fair value of fixed rate U.S. dollar-denominated debt that results from fluctuations in benchmark interest rates. For derivative contracts that are designated and qualify as fair value hedges the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged items attributable to the hedged risk, is recognized in current earnings. The carrying amount of the debt hedged, which includes the cumulative adjustment for fair value gains/losses, as of December 31, 2025 was $5,129 million, including $402 million related to discontinued hedges, of which $645 million was recorded in current portion of long-term debt and $4,484 million was recorded in long-term debt in the consolidated balance sheets. The cumulative amount of fair value gains/(losses) included in the carrying amount of the debt hedged was $(56) million as of December 31, 2025.

Hedges of Net Investments in Foreign Operations

PMI designates derivative contracts and certain foreign currency denominated debt and other financial instruments as net investment hedges, primarily of its Euro net assets. The amount of pre-tax gain related to the non-derivative financial instruments, that was reported as a component of accumulated other comprehensive losses within currency translation adjustments, was nil, $99 million and $48 million, for the years ended December 31, 2025, 2024 and 2023, respectively. Settlements of the derivative contracts designated as net investment hedges are included in cash flows from investing activities on PMI's consolidated statements of cash flows.

Other Derivatives

PMI has entered into derivative contracts to hedge the foreign currency exchange and interest rate risks related to intercompany loans between certain subsidiaries and third-party loans. While effective as economic hedges, no hedge accounting is applied for these contracts; therefore, the gains (losses) relating to these contracts are reported in PMI's consolidated statements of earnings. Settlements of other derivative contracts are included primarily in cash flows from investing activities on PMI's consolidated statements of cash flows.

Qualifying Hedging Activities Reported in Accumulated Other Comprehensive Losses

Derivative gains or losses reported in accumulated other comprehensive losses are a result of qualifying hedging activity. Transfers of these gains or losses to earnings are offset by the corresponding gains or losses on the underlying hedged item. Hedging activity affected accumulated other comprehensive losses, net of income taxes, as follows:

	For the Years Ended December 31,					
(in millions)		2025		2024		2023
Gain/(loss) as of January 1,	$	467	$	241	$	266
Derivative (gains)/losses transferred to earnings		(94)		(213)		(220)
Change in fair value		(89)		439		195
Gain/(loss) as of December 31,	$	284	$	467	$	241

At December 31, 2025, PMI expects $109 million of derivative gains that are included in accumulated other comprehensive losses to be reclassified to the consolidated statement of earnings within the next 12 months. These gains are expected to be substantially offset by the statement of earnings impact of the respective hedged transactions.

Contingent Features

PMI's derivative instruments do not contain contingent features.

Credit Exposure and Credit Risk

PMI is exposed to credit loss in the event of non-performance by counterparties. While PMI does not anticipate non-performance, its risk is limited to the fair value of the financial instruments less any cash collateral received or pledged. PMI actively monitors its exposure to credit risk through the use of credit approvals and credit limits and by selecting and continuously monitoring a diverse group of major international banks and financial institutions as counterparties.

Other Investments

At December 31, 2025 and 2024, the fair values of PMI's certain other investments were as follows:

	December 31,	
(in millions)	2025	2024
Level 1, U.S. dollar denominated bonds in Argentina	$ 189	$ 125
Level 2, Indonesian rupiah denominated bonds in Indonesia	27	—

For the years ended December 31, 2025 and 2024, the gross unrealized pre-tax losses on these investments were immaterial.

Note 15.

Accumulated Other Comprehensive Losses:

PMI's accumulated other comprehensive losses, net of taxes, consisted of the following:

(Losses) Earnings	At December 31,		
(in millions)	2025	2024	2023
Currency translation adjustments	$ (11,175)	$ (9,320)	$ (9,467)
Pension and other benefits	(1,405)	(2,461)	(2,589)
Derivatives accounted for as hedges	284	467	241
Total accumulated other comprehensive losses	$ (12,296)	$ (11,314)	$ (11,815)

Reclassifications from Other Comprehensive Earnings

The movements in accumulated other comprehensive losses and the related tax impact, for each of the components above, that are due to current period activity and reclassifications to the income statement are shown on the consolidated statements of comprehensive earnings for the years ended December 31, 2025, 2024, and 2023. For additional information, see Note 3. *Acquisitions and Divestitures* and Note 18 *Restructuring Activities* for disclosures related to the reclassification of accumulated foreign currency translation losses from other comprehensive losses, Note 12. *Benefit Plans* for disclosures related to PMI's pension and other benefits and Note 14. *Financial Instruments* for disclosures related to derivative financial instruments.

Note 16.

Contingencies:

Tobacco and/or Nicotine-Related Litigation

Legal proceedings covering a wide range of matters are pending or threatened against us, and/or our subsidiaries, and/or our indemnitees in various jurisdictions. Our indemnitees include distributors, licensees, and others that have been named as parties in certain cases and that we have agreed to defend, as well as to pay costs and some or all of judgments, if any, that may be entered against them. Pursuant to the terms of the Distribution Agreement between Altria Group, Inc. ("Altria") and PMI, PMI will indemnify Altria and Philip Morris USA Inc. ("PM USA"), a U.S. tobacco subsidiary of Altria, for tobacco product claims based in substantial part on products manufactured by PMI or contract manufactured for PMI by PM USA, and PM USA will indemnify PMI for tobacco product claims based in substantial part on products manufactured by PM USA, excluding tobacco products contract manufactured for PMI.

It is possible that there could be adverse developments in pending cases against us and our subsidiaries. An unfavorable outcome or settlement of pending tobacco or nicotine-related litigation could encourage the commencement of additional litigation.

Damages claimed in some of the tobacco-related litigation are significant and, in the case of the *"Health Care Cost Recovery Litigation"* described below, could range into the billions of U.S. dollars. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. While, as discussed below, we have to date been largely successful in defending tobacco-related litigation, litigation is subject to uncertainty. Additionally, as reported further below, beginning in March 2024, litigation related to oral nicotine products was filed against us and our subsidiaries before certain courts in the United States.

We and our subsidiaries record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. At the present time, except as stated otherwise in this Note 16. *Contingencies,* it is reasonably possible that an unfavorable outcome in a case may occur. Legal defense costs are expensed as incurred.

It is possible that our consolidated financial statements, including our results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Nevertheless, although litigation is subject to uncertainty, we and each of our subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so.

After assessing the information available to it, except as stated otherwise in this Note 16. *Contingencies*, (i) management has not concluded that it is probable that a loss has been incurred in any of the pending cases mentioned in this Note 16. *Contingencies*; (ii) management is unable to estimate the possible loss or range of loss for any of these cases; and (iii) accordingly, no estimated loss has been accrued in the consolidated financial statements for unfavorable outcomes in these cases, if any.

Combustible tobacco products litigation

Since 1995, more than 600 combustible tobacco product-related cases, including smoking and health, label-related, health care cost recovery, and public civil actions, have been filed by governmental entities or individual plaintiffs, or on behalf of a class or purported class of individual plaintiffs against a PMI entity. All cases resolved by final and non-appealable liability judgment have been terminated in our favor and only a small number of cases remain pending. The pending cases include seven health care cost recovery cases, one public civil action, and individual cases. These do not include nine proposed class actions and ten health care cost recovery cases that have been released pursuant to the CCAA Plan of PMI's wholly owned subsidiary in Canada, Rothmans, Benson & Hedges Inc., that will be formally dismissed in due course, and are no longer reported here. The amounts at issue in the pending individual cases would not have a material adverse effect on our consolidated financial statements, including our results of operations, cash flows, or financial position. Of the pending combustible tobacco product-related cases, one individual case was initially decided in favor of plaintiffs, and remains on appeal. Final resolution in the amount of the verdict in such case would not have a material adverse effect on our consolidated financial statements, including our results of operations, cash flows, or financial position.

Pending claims related to combustible tobacco products generally fall within the following categories:

Health Care Cost Recovery Litigation: These cases, brought by governmental and non-governmental plaintiffs, seek reimbursement of health care cost expenditures allegedly caused by tobacco products. Plaintiffs' allegations of liability in these cases are based on various theories of recovery including unjust enrichment, negligence, negligent design, strict liability, breach of express and implied warranties, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, defective product, failure to warn, sale of cigarettes to minors, and claims under statutes governing competition and deceptive trade practices. Plaintiffs in these cases seek various forms of relief including compensatory and other damages, and injunctive and equitable relief. Defenses raised in these cases include lack of proximate cause, remoteness of injury, failure to state a claim, adequate remedy at law, "unclean hands" (namely, that plaintiffs cannot obtain equitable relief because they participated in, and benefited from, the sale of cigarettes), and statute of limitations.

As of December 31, 2025, excluding the cases that will be dismissed pursuant to the CCAA Plan described above, there were 7 health care cost recovery cases pending against us, our subsidiaries or indemnitees in Brazil (1), Korea (1) and Nigeria (5), compared with 17 such cases on December 31, 2024 and 17 such cases on December 31, 2023.

In the health care cost recovery case in Brazil, *The Attorney General of Brazil v. Souza Cruz Ltda., et al., Federal Trial Court, Porto Alegre, Rio Grande do Sul, Brazil*, filed May 21, 2019, we, our subsidiaries, and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases in certain prior years, payment of anticipated costs of treating future alleged smoking-related diseases, and moral damages. Defendants filed answers to the complaint in May 2020.

In the first health care cost recovery case in Nigeria, *The Attorney General of Lagos State v. British American Tobacco (Nigeria) Limited, et al., High Court of Lagos State, Lagos, Nigeria,* filed March 13, 2008, we and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases over the past several decades, payment of anticipated costs of treating alleged smoking-related diseases in the future, various forms of injunctive relief, plus punitive damages. We are in the process of making challenges to service and the court's jurisdiction. Currently, the case is stayed in the trial court pending the appeals of certain co-defendants relating to service objections.

In the second health care cost recovery case in Nigeria, *The Attorney General of Kano State v. British American Tobacco (Nigeria) Limited, et al., High Court of Kano State, Kano, Nigeria,* filed May 9, 2007, we and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases over the past several decades, payment of anticipated costs of treating alleged smoking-related diseases in the future, various forms of injunctive relief, plus punitive damages. We are in the process of challenging service and the court's jurisdiction. Currently, the case is stayed in the trial court pending the appeals of certain co-defendants relating to service objections.

In the third health care cost recovery case in Nigeria, *The Attorney General of Gombe State v. British American Tobacco (Nigeria) Limited, et al., High Court of Gombe State, Gombe, Nigeria,* filed October 17, 2008, we and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases over the past several decades, payment of anticipated costs of treating alleged smoking-related diseases in the future, various forms of injunctive relief, plus punitive damages. In February 2011, the court ruled that the plaintiff had not complied with the procedural steps necessary to serve us. As a result of this ruling, plaintiff must re-serve its claim. We have not yet been re-served.

In the fourth health care cost recovery case in Nigeria, *The Attorney General of Oyo State, et al., v. British American Tobacco (Nigeria) Limited, et al., High Court of Oyo State, Ibadan, Nigeria,* filed May 25, 2007, we and other members of the industry are defendants. Plaintiffs seek reimbursement for the cost of treating alleged smoking-related diseases over the past several decades, payment of anticipated costs of treating alleged smoking-related diseases in the future, various forms of injunctive relief, plus punitive damages. We challenged service as improper. In June 2010, the court ruled that plaintiffs did not have leave to serve the writ of summons on the defendants and that they must re-serve the writ. We have not yet been re-served.

In the fifth health care cost recovery case in Nigeria, *The Attorney General of Ogun State v. British American Tobacco (Nigeria) Limited, et al., High Court of Ogun State, Abeokuta, Nigeria*, filed February 26, 2008, we and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases over the past several decades, payment of anticipated costs of treating alleged smoking-related diseases in the future, various forms of injunctive relief, plus punitive damages. In May 2010, the trial court rejected our objections to the court's jurisdiction. We have appealed. Currently, the case is stayed in the trial court pending the appeals of certain co-defendants relating to service objections.

In the health care cost recovery case in Korea, the *National Health Insurance Service v. KT&G, et. al.,* filed April 14, 2014, our subsidiary and other Korean manufacturers are defendants. Plaintiff alleges, among other things, that defendants concealed the health hazards of smoking, marketed to youth, added ingredients to make their products more harmful and addictive, and misled consumers into believing that *Lights* cigarettes are safer than regular cigarettes. The National Health Insurance Service seeks to recover damages allegedly incurred in treating 3,484 patients with small cell lung cancer, squamous cell lung cancer, and squamous cell laryngeal cancer from 2003 to 2012. The trial court dismissed the case in its entirety on November 20, 2020. The appellate court granted plaintiff a *de novo* appeal in 2021 and, on January 15, 2026, dismissed plaintiff's claims and appeal. On February 4, 2026, plaintiff filed an appeal to the Supreme Court of Korea.

Public Civil Actions: Claims have been filed either by an individual, or a public or private entity, seeking to protect collective or individual rights, such as the right to health, the right to information or the right to safety. Plaintiffs' allegations of liability in these cases are based on various theories of recovery including product defect, concealment, and misrepresentation. Plaintiffs in these cases seek various forms of relief including injunctive relief such as banning cigarettes, descriptors, smoking in certain places and advertising, as well as implementing communication campaigns and reimbursement of medical expenses incurred by public or private institutions.

As of December 31, 2025, there was one public civil action pending against our subsidiary in Venezuela (1), compared with one such case on December 31, 2024, and one such case on December 31, 2023.

In a public civil action in Venezuela, *Federation of Consumers and Users Associations ("FEVACU"), et al. v. National Assembly of Venezuela and the Venezuelan Ministry of Health, Constitutional Chamber of the Venezuelan Supreme Court*, filed April 29, 2008, we were not named as a defendant, but the plaintiffs published a notice pursuant to court order, notifying all interested parties to appear in the case. In January 2009, our subsidiary appeared in the case in response to this notice. The plaintiffs purport to represent the right to health of the citizens of Venezuela and claim that the government failed to protect adequately its citizens' right to health. The claim asks the court to order the government to enact stricter regulations on the manufacture and sale of tobacco products. In addition, the plaintiffs ask the court to order companies involved in the tobacco industry to allocate a percentage of their "sales or benefits" to establish a fund to pay for the health care costs of treating smoking-related diseases. In October 2008, the court ruled that plaintiffs have standing to file the claim and that the claim meets the threshold admissibility requirements. In December 2012, the court admitted our subsidiary and a subsidiary of British American Tobacco plc as interested third parties. In February 2013, our subsidiary answered the complaint. On February 27, 2024, the Attorney General of Venezuela filed, on behalf of defendants, a motion to dismiss the case for lack of prosecution.

Smoke-Free Products-Related Litigation

Claims have been filed against PMI and one or more subsidiaries related to *ZYN* nicotine pouches. These cases were filed either on behalf of an individual plaintiff, on behalf of a purported class of individuals, or on behalf of a municipal entity. Plaintiffs assert a variety of common law and statutory claims, and seek various forms of relief, including monetary and equitable relief.

In the first case, a putative class action, *Kelly v. Philip Morris International Inc., et al.*, filed on March 19, 2024, before United States District Court for the Southern District of Florida, plaintiff alleges, among other things, addiction to nicotine resulting from the use of *ZYN* nicotine pouches (the "*Kelly* class action"). The complaint named PMI and Swedish Match North America LLC as defendants. Plaintiff purports to represent classes comprised of (i) all persons who purchased *ZYN* products in the United States, (ii) all residents of Florida who purchased *ZYN* products, and (iii) all residents of Florida who, at the time of their use of *ZYN* products, were under the age of 21, and who procured and used *ZYN* products. Plaintiff alleges, among other things, that defendants defectively designed *ZYN* products and sold them in an unreasonably unsafe and dangerous condition, marketed *ZYN* products to minors, and misrepresented or failed to warn consumers about information related to *ZYN* products, including information about health risks associated with these products. Plaintiff asserts strict liability design defect and failure to warn claims, as well as negligence and fraud claims and is seeking compensatory and punitive damages, attorney's fees and costs, interest, and medical monitoring. On May 6, 2024, PMI and Swedish Match North America LLC filed motions to dismiss the complaint with prejudice. On August 20, 2024, the court granted Swedish Match North America LLC's motion to dismiss the fraud claim and plaintiff's request for medical monitoring, but denied the motion to dismiss other claims, denied PMI's motion to dismiss without prejudice, and granted plaintiff's request to conduct jurisdictional discovery. On December 4, 2024, plaintiff filed an amended complaint against PMI and Swedish Match North America LLC and added three additional entities as named defendants: Swedish Match USA Inc., PMI Global Services Inc., and Philip Morris Global Brands Inc. On December 18, 2024, PMI, Swedish Match USA Inc., PMI Global Services Inc., and Philip Morris Global Brands Inc., filed motions to dismiss the amended complaint with prejudice, and Swedish Match North America LLC filed a motion to dismiss the fraud claim. On March 19, 2025, the Court granted defendants' motion to dismiss the plaintiff's fraud claim with prejudice but denied the motion to dismiss Swedish Match USA Inc. The Court also denied the motion to dismiss the three PMI defendants for lack of personal jurisdiction. The defendants filed their answers to plaintiff's amended complaint on April 2, 2025, and the case has moved to the discovery phase and will be consolidated with the other Florida cases (*Palmer, Lendinara, and Friedman*) for purposes of pre-trial discovery. The Court has set a deadline of June 26, 2026 for the completion of all fact and expert discovery and December 7, 2026 for the start of trial. On September 15, 2025, Plaintiff filed a motion to amend his complaint to add two additional named plaintiffs. Darryl Maultsby and Griffin Dykes, as well as a new claim under the Florida Deceptive and Unfair Practices Trade Act ("FDUPTA"). On October 14, 2025, the Court granted Plaintiff's motion to amend the complaint. On October 22, 2025, defendants filed a motion to dismiss the FDUTPA claim. On December 12, 2025, the Court denied defendants' motion to dismiss the FDUTPA claim. On December 23, 2025, defendants filed their answers to plaintiff's second amended complaint.

In the second case, a putative class action, *Bates-Ferreira v. Philip Morris International Inc., et al.*, filed March 29, 2024, before United States District Court for the Eastern District of California, plaintiff alleges, among other things, addiction to nicotine resulting from the use of *ZYN* nicotine pouches. The complaint named PMI and Swedish Match North America LLC as defendants. Plaintiff purports to represent classes comprised of (i) all persons who used *ZYN* products in the United States, (ii) all persons who used *ZYN* products in the United States while under the age of 18, (iii) all residents of California who used *ZYN* products, and (iv) all residents of California who used *ZYN* products while under the age of 18. Plaintiff alleges, among other things, that defendants made misrepresentations about *ZYN* products in their advertising and marketing, marketed *ZYN* products to minors, and misrepresented or failed to disclose to consumers information about *ZYN* products, including information about health risks associated with these products. Plaintiff asserts fraud, unjust enrichment, breach of implied warranty, and breach of consumer protection, unfair competition and advertising statutes claims and is seeking compensatory and punitive damages, disgorgement of profits, attorney's fees and expenses, interest and other applicable injunctive relief. On June 7, 2024, PMI and Swedish Match North America LLC filed motions to dismiss the complaint with prejudice, and Swedish Match North America LLC also filed a motion to stay the proceedings pending resolution of the *Kelly* class action. On August 5, 2024, plaintiff voluntarily dismissed his claim against PMI without prejudice. On March 28, 2025, the Court granted Swedish Match North America LLC's motion to stay the case, ordering that the case be stayed until the court in the *Kelly* case, described above, issues a ruling on any motion that the plaintiffs in that case might make to certify a class. At this time, no estimated loss has been accrued in the consolidated financial statements for this proceeding and we cannot determine the likelihood of loss, or reasonably estimate a range of loss, if any, from this proceeding.

In the third case, an individual complaint, *Palmer v. Philip Morris International Inc., et al.*, filed April 3, 2024, before United States District Court for the Southern District of Florida, plaintiff alleges, among other things, addiction to nicotine resulting from the use of *ZYN* nicotine pouches. The complaint named PMI and Swedish Match North America LLC as defendants. Plaintiff alleges, among other things, that defendants defectively designed *ZYN* products and sold them in an unreasonably unsafe and dangerous condition, marketed *ZYN* products to minors, and misrepresented or failed to warn consumers about information related to *ZYN* products, including information about health risks associated with these products. Plaintiff asserts strict liability design defect and failure to warn claims, as well as negligence and fraud claims, and is seeking compensatory and punitive damages, attorney's fees and costs, interest, and medical monitoring. On June 3, 2024, PMI and Swedish Match North America LLC filed motions to dismiss the complaint with prejudice. On August 20, 2024, the court granted Swedish Match North America LLC's motion to dismiss the fraud claim and plaintiff's request for medical monitoring, but denied the motion to dismiss other claims, denied PMI's motion to dismiss without prejudice, and granted plaintiff's request to conduct jurisdictional discovery. On December 4, 2024, plaintiff filed an amended complaint against PMI and Swedish Match North America LLC and added three additional entities as named defendants: Swedish Match USA Inc., PMI Global Services Inc., and Philip Morris Global Brands Inc. On December 18, 2024, PMI, Swedish Match USA Inc., PMI Global Services Inc., and Philip Morris Global Brands Inc., filed motions to dismiss the amended complaint with prejudice, and Swedish Match North America LLC filed a motion to dismiss the fraud claim. On March 19, 2025, the Court granted defendants' motion to dismiss the fraud claim with prejudice but denied the motion to dismiss Swedish Match USA Inc. The Court also denied the motion to dismiss the three PMI defendants for lack of personal jurisdiction. The defendants filed their answers to plaintiff's amended complaint on April 2, 2025, and the case has moved to the discovery phase and will be consolidated with the other Florida cases (*Kelly, Lendinara,* and *Friedman*) for purposes of pre-trial discovery. The Court has set a deadline of June 26, 2026 for the completion of all fact and expert discovery and December 7, 2026 for the start of trial. On September 15, 2025, Plaintiff filed a motion to amend his complaint to add a new claim under the Florida Deceptive and Unfair Practices Trade Act ("FDUPTA"). On October 14, 2025, the Court granted Plaintiff's motion to amend the complaint. On October 23, 2025, defendants filed a motion to dismiss the FDUTPA claim. On December 12, 2025, the Court denied defendants' motion to dismiss the FDUTPA claim. On December 23, 2025, defendants filed their answers to plaintiff's second amended complaint.

In the fourth case, an individual complaint, *Lendinara v. Philip Morris International Inc., et al*., filed July 30, 2024, before United States District Court for the Southern District of Florida, plaintiff alleges, among other things, addiction to nicotine resulting from the use of *ZYN* nicotine pouches. The complaint named PMI and Swedish Match North America LLC as defendants. Plaintiff alleges, among other things, that defendants defectively designed *ZYN* products and sold them in an unreasonably unsafe and dangerous condition, marketed *ZYN* products to minors, and misrepresented or failed to warn consumers about information related to *ZYN* products, including information about health risks associated with these products. Plaintiff asserts strict liability design defect and failure to warn claims, as well as negligence and fraud claims, and is seeking compensatory and punitive damages, attorney's fees and costs, interest, and medical monitoring. On September 19, 2024, the court granted the parties' joint motion to apply its decisions on the motions to dismiss in *Palmer* to the *Lendinara* matter, including granting plaintiff's request to conduct jurisdictional discovery and setting the same timeline for plaintiff to amend his complaint. On December 4, 2024, plaintiff filed an amended complaint against PMI and Swedish Match North America LLC and added three additional entities as named defendants: Swedish Match USA Inc., PMI Global Services Inc., and Philip Morris Global Brands Inc. On December 18, 2024, PMI, Swedish Match USA Inc., PMI Global Services Inc., and Philip Morris Global Brands Inc., filed motions to dismiss the amended complaint with prejudice, and Swedish Match North America LLC filed a motion to dismiss the fraud claim. On March 19, 2025, the Court granted defendants' motion to dismiss the plaintiffs' fraud claim with prejudice but denied the motion to dismiss Swedish Match USA Inc. The Court also denied the motion to dismiss the three PMI defendants for lack of personal jurisdiction. The defendants filed their answers to plaintiff's amended complaint on April 2, 2025, and the case has moved to the discovery phase and will be consolidated with the other Florida cases (*Kelly, Palmer,* and *Friedman*) for purposes of pre-trial discovery. The Court has set a deadline of June 26, 2026 for the completion of all fact and expert discovery and December 7, 2026 for the start of trial. On September 15, 2025, Plaintiff filed a motion to amend his complaint to add a new claim under the Florida Deceptive and Unfair Practices Trade Act ("FDUPTA"). On October 14, 2025, the Court granted Plaintiff's motion to amend the complaint. On October 23, 2025, defendants filed a motion to dismiss the FDUTPA claim. On December 12, 2025, the Court denied defendants' motion to dismiss the FDUTPA claim. On December 23, 2025, defendants filed their answers to plaintiff's second amended complaint.

In the fifth case, a putative class action, *Norris v. Philip Morris International Inc., et al*., filed July 30, 2024, before United States District Court for the District of Connecticut, plaintiff alleges, among other things, addiction to nicotine resulting from the use of *ZYN* nicotine pouches. The complaint named PMI and Swedish Match North America LLC as defendants. Plaintiff purports to represent classes comprised of (i) all persons who used *ZYN* products in the United States, (ii) all persons who used *ZYN* products in the United States while under the age of 18, (iii) all residents of Florida who used *ZYN* products, and (iv) all residents of Florida who used *ZYN* products while under the age of 18. Plaintiff alleges, among other things, that defendants made misrepresentations about *ZYN* products in their advertising and marketing, marketed *ZYN* products to minors, and misrepresented or failed to disclose to consumers information about *ZYN* products, including information about health risks associated with these products. Plaintiff asserts unjust enrichment, and breach of consumer protection, unfair trade and advertising statutes claims and is seeking compensatory and punitive damages, disgorgement of profits, attorney's fees and expenses, interest and other applicable injunctive relief. On September 24, 2024, PMI and Swedish Match North America LLC filed motions to dismiss the complaint with prejudice, and a motion to stay discovery. On October 2, 2024, Plaintiff filed a notice of voluntary dismissal without prejudice as to Swedish Match North America LLC, which the Court ordered on October 3, 2024. On April 11, 2025, PMI filed a motion to stay the proceedings until the court in the *Kelly* case, described above, issues a ruling on any motion for class certification that the plaintiff in that case might bring. On June 13, 2025, the Court granted PMI's motion to stay until the court in the *Kelly* case issues a ruling on class certification. In light of the ruling on the motion to stay, the Court denied PMI's motion to dismiss without prejudice. At this time, no estimated loss has been accrued in the consolidated financial statements for this proceeding and we cannot determine the likelihood of loss, or reasonably estimate a range of loss, if any, from this proceeding.

In the sixth case, an individual complaint, *Friedman v. Philip Morris International Inc., et al.*, filed April 2, 2025, before United States District Court for the Southern District of Florida, plaintiff alleges, among other things, addiction to nicotine resulting from the use of *ZYN* nicotine pouches. The complaint named PMI, Swedish Match North America LLC, Swedish Match USA Inc., PMI Global Services Inc., and Philip Morris Global Brands Inc. as defendants. Plaintiff alleges, among other things, that defendants defectively designed *ZYN* products and sold them in an unreasonably unsafe and dangerous condition, marketed *ZYN* products to minors, and misrepresented or failed to warn consumers about information related to *ZYN* products, including information about health risks associated with these products. Plaintiff asserts strict liability design defect and failure to warn claims, as well as a negligence claim, and is seeking compensatory and punitive damages, attorney's fees and costs, and interest. The defendants filed their answers to Plaintiffs' complaint on May 5, 2025, and the case has moved to the discovery phase and will be consolidated with the other Florida cases (*Kelly, Palmer, Lendinara, and Friedman*) for purposes of pre-trial discovery. The Court has set a deadline of June 26, 2026 for the completion of all fact and expert discovery and December 7, 2026 for the start of trial. On September 15, 2025, Plaintiff filed a motion to amend her complaint to add a new claim under the Florida Deceptive and Unfair Practices Trade Act ("FDUPTA"). On October 14, 2025, the Court granted Plaintiff's motion to amend the complaint. On October 23, 2025, defendants filed a motion to dismiss the FDUTPA claim. On December 12, 2025, the Court denied defendants' motion to dismiss the FDUTPA claim. On December 23, 2025, defendants filed their answers to plaintiff's second amended complaint.

In the seventh case, *Mayor and City Council of Baltimore v. Philip Morris International Inc. et al*, filed May 7, 2025, before the Circuit Court for Baltimore City, Maryland, the City of Baltimore alleges that the defendants have violated the City of Baltimore's Consumer Protection Ordinance by, among other things, marketing *ZYN* products in a deceptive manner. The complaint names PMI, Swedish Match North America LLC, and Swedish Match USA Inc. as defendants. Plaintiff alleges, among other things, that defendants marketed *ZYN* products to minors and misrepresented or failed to warn consumers about information related to *ZYN* products, including information about health risks associated with these products. Plaintiff asserts that defendants' actions violate the prohibition on "unfair, abusive, or deceptive trade practices" in the Consumer Protection Ordinance and seeks monetary and injunctive relief. The Complaint was served on Defendants on June 9, 2025. On July 7, 2025, Defendants removed the case to the United States District Court for the District of Maryland. On August 6, 2025, Plaintiff filed a motion to remand the case back to state court. That motion is now fully briefed and remains pending. Defendants have not yet answered or otherwise responded to the complaint. At this time, no estimated loss has been accrued in the consolidated financial statements for this proceeding and we cannot determine the likelihood of loss, or reasonably estimate a range of loss, if any, from this proceeding.

In the eighth case, an individual complaint, *Maultsby v. Philip Morris International Inc., et al*, filed August 5, 2025, before United States District Court for the Middle District of Florida, plaintiff alleged, among other things, addiction to nicotine resulting from the use of *ZYN* nicotine pouches. The complaint named PMI, Swedish Match North America LLC, Swedish Match USA Inc., PMI Global Services Inc., and Philip Morris Global Brands Inc. as defendants. Plaintiff alleged, among other things, that defendants defectively designed *ZYN* products and sold them in an unreasonably unsafe and dangerous condition, marketed *ZYN* products to minors, and misrepresented or failed to warn consumers about information related to *ZYN* products, including information about health risks associated with these products. Plaintiff asserted strict liability design defect and failure to warn claims, as well as a negligence claim, and sought compensatory and punitive damages, attorney's fees and costs, and interest. On September 15, 2025, Plaintiff in the *Kelly* case moved to amend the complaint in that matter to add Darryl Maultsby as a named plaintiff in the class action proceeding. On October 24, 2025, plaintiff voluntarily dismissed this lawsuit without prejudice.

In the ninth case, an individual complaint, *Dykes v. Philip Morris International Inc., et al*, filed August 5, 2025, before United States District Court for the Northern District of Florida, plaintiff alleged, among other things, addiction to nicotine resulting from the use of *ZYN* nicotine pouches. The complaint named PMI, Swedish Match North America LLC, Swedish Match USA Inc., PMI Global Services Inc., and Philip Morris Global Brands Inc. as defendants. Plaintiff alleged, among other things, that defendants defectively designed *ZYN* products and sold them in an unreasonably unsafe and dangerous condition, marketed *ZYN* products to minors, and misrepresented or failed to warn consumers about information related to *ZYN* products, including information about health risks associated with these products. Plaintiff asserted strict liability design defect and failure to warn claims, as well as a negligence claim, and sought compensatory and punitive damages, attorney's fees and costs, and interest. On September 15, 2025, Plaintiff in the *Kelly* case moved to amend the complaint in that matter to add Griffin Dykes as a named plaintiff in the class action proceeding. On October 24, 2025, plaintiff voluntarily dismissed this lawsuit without prejudice.

In the tenth case, *Austin Siegert v. Philip Morris International Inc. et al*, filed September 26, 2025, before the United States District Court for the District of Connecticut, plaintiff alleges, among other things, addiction to nicotine resulting from the use of *ZYN* nicotine pouches. The complaint named PMI and Swedish Match North America LLC as defendants. Plaintiff purports to represent classes comprised of (i) all persons who purchased *ZYN* in the United States and (ii) a subclass of persons who purchased *ZYN* in New York. Plaintiff alleges, among other things, that defendants misrepresented that *ZYN* is tobacco-free; misled consumers regarding *ZYN*'s nicotine strength and addictive potential; and deployed misleading advertisements geared towards those under the legal age. Plaintiff asserts claims for violations of New York General Business Law § 349 (deceptive and unfair trade practices); violations of New York General Business Law § 350 (misleading advertising); violations of state consumer protection statutes; and breaches of the implied warranty of merchantability. Plaintiff seeks compensatory, statutory and punitive damages, attorney's fees and expenses, prejudgment interest, and declaratory and injunctive relief. On October 30, 2025, defendants filed a motion to stay the proceedings until the court in the *Kelly* case, described above, issues a ruling on any motion for class certification that the plaintiff in that case might bring. On November 3, 2025, the Court granted the motion to stay until the court in the *Kelly* case issues a ruling on class certification. At this time, no estimated loss has been accrued in the consolidated financial statements for this proceeding, and we cannot determine the likelihood of loss, or reasonably estimate a range of loss, if any, from this proceeding.

Other Litigation

In July 2020, the Public Prosecutor's office of Rome, Italy, notified our Italian subsidiary, Philip Morris Italia S.r.l. ("PM Italia"), as well as three former or current employees and a former external consultant of PM Italia in July and March 2020, respectively, that it concluded a preliminary investigation against them for alleged contravention of anti-corruption laws and related disruption of trade freedom. The Public Prosecutor alleges that the individuals involved promised certain personal favors to government officials from January to July of 2018 in exchange for favorable treatment for PM Italia, and that PM Italia lacked appropriate organizational controls to prevent the alleged actions by the individuals. On September 21, 2020, the Public Prosecutor issued his indictment and referred the matter to the court. At the preliminary hearing held on May 11, 2021, the judge decided to refer all charges/defendants (including our affiliate) to trial. The first trial hearing took place on September 22, 2021. British American Tobacco Italia S.p.a. has filed a civil claim against PM Italia claiming vicarious liability for the alleged wrongdoings of its former or current employees and seeking EUR50 million (approximately $59 million) in damages. After various postponements, the trial before the court of first instance started on September 25, 2023, and will continue into 2026. The judge has scheduled a final hearing for April 29, 2026, with a decision expected thereafter. PM Italia believes it has strong defenses to the charges against it and will defend them vigorously.

Following an October 2020 final decision by the highest court in Brazil in tax litigation pertaining to overpayments of certain indirect taxes, our affiliate modified the methodology for calculation of the deduction applicable to the indirect taxes at issue. The Brazilian Tax Authority objected to such methodology and, on December 3, 2024, served our affiliate with notice of an assessment alleging underpayments of these indirect taxes during the 2020 fiscal year, for approximately BRL 137 million ($27 million). On March 31, 2025, the Brazilian Tax Authority served our affiliate with notice of a similar assessment alleging underpayments of indirect taxes during the 2021 fiscal year, for approximately BRL 211 million ($41 million). Our affiliate believes it is probable that the Brazilian Tax Authority will issue assessments alleging underpayment of indirect taxes for subsequent fiscal years. We disagree with the position of the Brazilian Tax Authority and will defend vigorously.

On December 21, 2023, we were informed that Future Technology K.K. ("FTKK") filed an application with Tokyo Customs against Sojitz Corporation ("Sojitz"), Philip Morris Japan Limited's ("PMJL") importer and distributor, due to alleged patent infringement of JP7299432. FTKK sought an order to stop the importation of *TEREA* consumables. FTKK withdrew its Customs application following the issuance of an opinion from expert advisors to Customs that the patent at issue was not infringed. The proceeding is now concluded.

In July and August 2024, respectively, FTKK filed two patent infringement actions against Sojitz, for alleged infringement of two patents by *TEREA* consumables. After receiving an indicative view from the Tokyo District Court that FTKK's patents were not infringed, FTKK withdrew its claims and the matters were terminated in September 2025.

Between November 2024 and December 2025, FTKK filed twelve additional patent infringement actions against Sojitz for alleged infringement of twelve new FTKK patents by *TEREA* and *SENTIA* consumables. FTKK asserts a claim for damages in these actions. Between February 2025 and July 2025, FTKK filed eight patent infringement actions against Sojitz seeking a preliminary injunction. The patents FTKK asserted in each of these actions were previously asserted by FTKK in earlier filed (and still pending) actions seeking monetary damages. PMJL is obligated to indemnify Sojitz for damages and has intervened in all of these matters. On November 24, 2025, the Court provided its indicative opinion that FTKK was not entitled to a preliminary injunction in one of the pending actions, and on January 21, 2026, the Court issued a written decision rejecting FTKK's preliminary injunction petition on the basis that the accused products do not infringe FTKK's patent. On December 18, 2025, FTKK filed a notice indicating that it was withdrawing its claim in the related damages action, and the action was terminated on December 25, 2025. Merits proceedings in the remaining matters are at various stages.

On November 27, 2024, we were informed that FTKK filed another application with Tokyo Customs against Sojitz, on the basis of alleged infringement of another FTKK patent. FTKK sought an order to stop the importation of *TEREA* and *SENTIA* consumables. In April 2025, Tokyo Customs issued a formal notification rejecting FTKK's request for an import injunction on the basis that the accused products do not infringe FTKK's patent. On June 5, 2025, we were informed that FTKK filed a new application with Tokyo Customs against Sojitz, on the basis of alleged infringement of another FTKK patent. FTKK sought an order to stop the importation of *TEREA* and *SENTIA* consumables. On November 4, 2025, Tokyo Customs issued a formal notification rejecting FTKK's request for an import injunction on the basis that the accused products do not infringe FTKK's patent. We were informed on January 22, 2026, that FTKK has filed a request for re-investigation of the matter with Tokyo Customs. On December 16, 2025, we were informed that FTKK filed a new application with Tokyo Customs against Sojitz, on the basis of alleged infringement of another FTKK patent. FTKK is seeking an order to stop the importation of *TEREA* and *SENTIA* consumables. At this time, FTKK is not seeking any monetary damages or costs. PMJL entered an appearance in the proceeding as an interested party and filed an opposition to FTKK's application on January 27, 2026.

PMJL intends to vigorously defend the matters commenced by FTKK and take steps to mitigate disruption, if any, that could result from FTKK's claims.

Other patent challenges are pending in various jurisdictions.

We are also involved in additional litigation arising in the ordinary course of our business. While the outcomes of these proceedings are uncertain, management does not expect that the ultimate outcomes of other litigation, including any reasonably possible losses in excess of current accruals, will have a material adverse effect on our consolidated results of operations, cash flows or financial position.

Note 17.

Sale of Accounts Receivable:

To mitigate risk and enhance cash and liquidity management PMI sells trade receivables to unaffiliated financial institutions. These arrangements allow PMI to sell, on an ongoing basis, certain trade receivables without recourse. The trade receivables sold are generally short-term in nature and are removed from the consolidated balance sheets. PMI sells trade receivables under two types of arrangements, servicing and non-servicing. For servicing arrangements, PMI continues to service the sold trade receivables on an administrative basis and does not act on behalf of the unaffiliated financial institutions. When applicable, a servicing liability is recorded for the estimated fair value of the servicing. The amounts associated with the servicing liability were not material for the years ended December 31, 2025 and 2024. Under the non-servicing arrangements, PMI does not provide any administrative support or servicing after the trade receivables have been sold to the unaffiliated financial institutions.

Cumulative trade receivables sold, including excise taxes, for the years ended December 31, 2025 and 2024, were $11.7 billion and $11.9 billion, respectively. PMI's operating cash flows were positively impacted by the amount of the trade receivables sold and derecognized from the consolidated balance sheets, which remained outstanding with the unaffiliated financial institutions. The trade receivables sold that remained outstanding under these arrangements as of December 31, 2025, 2024 and 2023, were $1.0 billion, $0.9 billion and $1.6 billion, respectively. The net proceeds received are included in cash provided by operating activities in the consolidated statements of cash flows. The difference between the carrying amount of the trade receivables sold and the sum of the cash received is recorded as a loss on sale of trade receivables within marketing, administration and research costs in the consolidated statements of earnings. For the years ended December 31, 2025, 2024 and 2023 the loss on sale of trade receivables was $33 million, $42 million and $49 million, respectively.

Note 18.

Restructuring Activities:

For the years ended December 31, 2025, 2024 and 2023, PMI recorded total pre-tax restructuring charges of $241 million, $180 million and $109 million, respectively. These pre-tax charges were included in marketing, administration and research costs on the consolidated statements of earnings.

Manufacturing Footprint Optimization - Germany

As a result of declining demand for cigarettes and other combustible tobacco products in Europe, two of PMI's German subsidiaries, Philip Morris Manufacturing GmbH and F6 Cigarettenfabrik GmbH & Co. KG, initiated consultations with employee representatives on October 29, 2024, on a proposal to end production in the factories located in Berlin and in Dresden by the end of the second quarter of 2025, and to seek to agree on fair solutions for any impacted employees.

The consultation processes for both of these factories were concluded in April 2025, and as a result of the closure PMI recorded pre-tax restructuring charges of $241 million in 2025. This amount included pension and employee separation costs of $125 million and contract termination and other costs of $24 million, which will be paid in cash, as well as asset impairment costs of $92 million, primarily related to property lease, and machinery and equipment, which are non-cash charges.

IQOS products sourcing for the U.S. market

On February 1, 2024, a subsidiary of PMI entered into a settlement agreement (the "Settlement Agreement") with Nicoventures Trading Limited ("NTV"), an affiliate of British American Tobacco p.l.c. ("BAT"). In accordance with its terms, the parties to the Settlement Agreement filed a joint motion to rescind the limited exclusion order and the cease-and-desist order issued by the International Trade Commission ("ITC") on September 29, 2021, which was granted on March 11, 2024. Prior to their rescission, the orders prohibited the importation and sales of imported *IQOS* products to the United States of America. As a result, PMI has initiated a project in the first quarter of 2024 to restructure the sourcing of *IQOS* products to commercialize them in the United States. For further details on *IQOS* commercialization in the U.S. and the related agreement with Altria Group, Inc ("Altria"), see Note 3. *Acquisitions and Divestitures*.

In 2024, PMI recorded pre-tax restructuring charges of $133 million related to this restructuring activity. This amount included contract termination costs with suppliers of $73 million, including prepaid commitments of $20 million. The amount also included asset impairment costs of $60 million, primarily related to machinery and equipment and other assets, which were non-cash charges.

Venezuela

In the first quarter of 2024, PMI ceased its operations in Venezuela and as a result, recorded pre-tax restructuring charges of $47 million. The amount primarily included non-cash charges related to the reclassification of accumulated foreign currency translation losses from other comprehensive losses of $38 million and asset impairment charge of $5 million related to land and buildings. This amount also included contract termination, severance and other related costs of $4 million, which were paid in cash.

For details on the income tax impact of the transaction, see Note 10. *Income Taxes*.

E-Vapor Products Manufacturing Optimization

In the first quarter of 2023, PMI initiated a project to fully outsource and restructure the manufacturing of e-vapor devices and consumables. As a result, PMI recorded pre-tax restructuring charges of $109 million. This amount included contract termination costs for suppliers of $78 million, including $21 million of embedded finance lease terminations, payable in cash. This amount also included asset impairment costs of $31 million, primarily related to machinery and equipment, which were non-cash charges.

Restructuring Charges by Segment

During 2025, 2024 and 2023, PMI recorded the following pre-tax restructuring charges by segment:

(in millions)	2025		2024		2023	
Reclassification of accumulated foreign currency translation losses from other comprehensive losses:						
Americas	$	—	$	38	$	—
Total reclassification of accumulated foreign currency translation losses from other comprehensive losses		—		38		—
Separation programs:						
Europe		125		—		—
Total separation programs		125		—		—
Contract termination charges: [1]						
Europe		24		—		34
SSEA, CIS & MEA		—		—		23
EA, AU & PMI GTR		—		—		14
Americas		—		77		7
Total contract termination and other charges		24		77		78
Asset impairment charges [1]						
Europe		92		—		13
SSEA, CIS & MEA		—		—		9
EA, AU & PMI GTR		—		—		5
Americas		—		65		4
Total asset impairment charges		92		65		31
Restructuring charges	$	241	$	180	$	109

[1] E-vapor products manufacturing optimization charges in 2023 were allocated across all geographical segments.

Movement in Restructuring Related Liabilities

The movement in restructuring related liabilities for the year ended December 31, 2025 was as follows:

(in millions)		
Liability balance, January 1, 2025	$	28
Charges, net		149
Cash spent		(35)
Currency/other		(27)
Liability balance, December 31, 2025	$	115

Future cash payments for restructuring activities incurred to date are anticipated to be substantially paid by the end of 2026.

Note 19.

Leases:

PMI has operating and finance leases that are principally for real estate (office space, warehouses and retail store space), machinery and equipment, and vehicles. Lease terms range from 1 year to 68 years, some of which include options to renew, which are reasonably certain to be renewed. Lease terms may also include options to terminate the lease. The exercise of a lease renewal or termination option is at PMI's discretion.

PMI's operating and finance leases at December 31, 2025 and 2024, were as follows:

| (in millions) | At December 31, | | | |
| | 2025 | | 2024 | |
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Assets:				
Machinery and equipment	$ —	$ 165	$ —	$ 126
Other assets	679	—	585	—
Total lease assets	$ 679	$ 165	$ 585	$ 126
Liabilities:				
Current				
Current portion of long-term debt	$ —	$ 35	$ —	$ 37
Accrued liabilities - Other	207	—	177	—
Noncurrent				
Long-term debt	—	49	—	30
Other liabilities	526	—	427	—
Total lease liabilities	$ 733	$ 84	$ 604	$ 67

The components of PMI's lease cost were as follows for the years ended December 31, 2025, 2024 and 2023:

| (in millions) | For the Years Ended December 31, | | |
	2025	2024	2023
Operating lease cost	$ 313	$ 283	$ 266
Finance lease cost:			
Amortization of right-of-use assets	58	72	49
Interest on lease liabilities	2	2	1
Short-term lease cost	63	63	59
Variable lease cost	32	28	28
Total lease cost	$ 468	$ 448	$ 403

Maturity of PMI's lease liabilities, on an undiscounted basis, as of December 31, 2025, were as follows:

(in millions)	Operating Leases	Finance Leases
2026	$ 244	$ 38
2027	177	21
2028	125	16
2029	80	11
2030	53	3
Thereafter	204	—
Total lease payments	883	89
Less: Interest	150	5
Present value of lease liabilities	$ 733	$ 84

Other information related to PMI's leases was as follows for the years ended December 31, 2025, 2024 and 2023:

| (in millions) | December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	Operating Leases	Finance Leases	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Cash paid for amounts included in the measurement of lease liabilities in operating cash flows [1]	$ 309	$ —	$ 281	$ —	$ 265	$ —
Cash paid for amounts included in the measurement of lease liabilities in financing cash flows	$ —	$ 41	$ —	$ 29	$ —	$ 27
Leased assets obtained in exchange for new lease liabilities	$ 277	$ 91	$ 214	$ 73	$ 205	$ 55
Weighted-average remaining lease term (years)	10.0	3.0	10.4	2.6	10.2	2.6
Weighted-average discount rate[2][3]	6.0 %	4.2 %	5.9 %	4.4 %	5.1 %	4.9 %

[1] Cash paid included in the operating cash flows for finance leases is not material.

[2] PMI's weighted-average discount rate for operating leases is based on its estimated pre-tax cost of debt adjusted for country-specific risk.

[3] PMI's weighted-average discount rate for finance leases, excluding embedded leases, is based on its estimated pre-tax cost of debt adjusted for country-specific risk and where applicable the interest rate explicit in lease contracts.

Note 20.

Supply Chain Financing:

PMI has engaged with unaffiliated global financial institutions that offer a voluntary supply chain financing ("SCF") program to some of our suppliers. Under the SCF program, the suppliers may elect, at their sole discretion, to sell PMI's payment obligations to these financial institutions. The suppliers independently negotiate the sale arrangements directly with these financial institutions. PMI does not participate in these negotiations, nor does it have any economic interest in these agreements, or in the designated suppliers' voluntary decision to sell PMI's payment obligations to these financial institutions. No guarantees or securities are provided by PMI or any of its subsidiaries under the SCF programs. PMI's obligations to its suppliers, including amounts due and scheduled payment terms are not impacted by the suppliers' decision to sell amounts under the SCF program. The payment terms of PMI's suppliers generally do not exceed 120 days. All outstanding payable amounts related to suppliers that are participating in the SCF program are recorded in accounts payable in PMI's consolidated balance sheets. The associated payments are included in cash flows from operating activities within PMI's consolidated statement of cash flows.

The rollforward of PMI's outstanding obligations under its SCF program for the years ended December 31, 2025 and 2024 were as follows:

(in millions)	2025	2024
Amount due to suppliers participating in the SCF program as of January 1,	$ 1,014	$ 864
Invoices added during the year	3,482	3,405
Invoices paid during the year	(3,456)	(3,207)
Currency/Other	72	(48)
Amount due to suppliers participating in the SCF program as of December 31,	$ 1,112	$ 1,014

Note 21.

New Accounting Standards:

Recently adopted

On December 14, 2023, the FASB issued Accounting Standards Update ASU 2023-09, "Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 enhances the transparency of income tax disclosures, primarily by requiring public business entities to disclose specific categories in the rate reconciliation tabular presentation, as well as by providing additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 also requires disaggregated disclosures of federal, state and foreign income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. PMI adopted the additional disclosure requirements on the specified effective date within its annual reporting for the year ended December 31, 2025, on a prospective basis.

Recently issued

On November 4, 2024, the FASB issued Accounting Standards Update ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" ("ASU 2024-03"). ASU 2024-03 requires disclosure of more detailed information about certain costs and expenses in the notes to the financial statements at interim and annual reporting periods. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and for interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. PMI is currently evaluating the impact of ASU 2024-03 on its disclosures.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Philip Morris International Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Philip Morris International Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of earnings, comprehensive earnings, stockholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Tobacco-Related Litigation for Smoking and Health Class Actions and Health Care Cost Recovery Cases

As described in Note 16 to the consolidated financial statements, the Company has seven health care cost recovery cases pending. The Company records provisions in the consolidated financial statements for pending litigation when management determines that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Except as stated otherwise in Note 16, while it is reasonably possible that an unfavorable outcome in a case may occur, after assessing the information available, (i) management has not concluded that it is probable that a loss has been incurred in any of the pending smoking and health class actions and health care cost recovery cases; (ii) management is unable to estimate the possible loss or range of loss for any of the pending smoking and health class actions and health care cost recovery cases; and (iii) accordingly, no estimated loss has been accrued in the consolidated financial statements for unfavorable outcomes in these cases, if any.

The principal considerations for our determination that performing procedures relating to tobacco-related litigation for smoking and health class actions and health care cost recovery actions is a critical audit matter are (i) the significant judgment by management when assessing the probability of a loss being incurred and determining whether the amount or range of the potential loss for each case can be reasonably estimated and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management's assessment of the loss contingencies associated with smoking and health class actions and health care cost recovery actions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of smoking and health class actions and health care cost recovery cases, including controls over determining whether the probability and range of loss can be reasonably estimated, as well as controls over financial statement disclosures. These procedures also included, among others (i) confirming with external and internal legal counsel the possibility or probability of an unfavorable outcome and the extent to which the loss or range of loss is reasonably estimable; (ii) evaluating the reasonableness of management's assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable; and (iii) evaluating the sufficiency of the Company's smoking and health class actions and health care cost recovery cases contingencies disclosures.

/S/ PRICEWATERHOUSECOOPERS SA

PricewaterhouseCoopers SA

Lausanne, Switzerland
February 6, 2026

We have served as the Company's auditor since 2008.

Report of Management on Internal Control Over Financial Reporting

Management of Philip Morris International Inc. ("PMI" or "we") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. PMI's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those written policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of PMI;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;

- provide reasonable assurance that receipts and expenditures of PMI are being made only in accordance with the authorization of management and directors of PMI; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of PMI's internal control over financial reporting as of December 31, 2025. Management based this assessment on criteria for effective internal control over financial reporting described in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of PMI's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit & Risk Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 31, 2025, PMI maintained effective internal control over financial reporting.

PricewaterhouseCoopers SA, an independent registered public accounting firm, who audited and reported on the consolidated financial statements of PMI included in this report, has audited the effectiveness of PMI's internal control over financial reporting as of December 31, 2025, as stated in their report herein.

February 6, 2026

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

PMI carried out an evaluation, with the participation of PMI's management, including our Group CEO PMI and Group Chief Financial Officer, of the effectiveness of PMI's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based upon that evaluation, our Group CEO PMI and Group Chief Financial Officer concluded that PMI's disclosure controls and procedures are effective. There have been no changes in PMI's internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, PMI's internal control over financial reporting.

The Report of Management on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are included in Item 8.

Item 9B. Other Information.

On February 5, 2026, Dessislava Temperley informed PMI's board of directors (the "Board") that she will not stand for re-election to the Board at our 2026 annual meeting of shareholders. Ms. Temperley's decision not to stand for re-election to the Board was not a result of any disagreement with the Company.

During the three months ended December 31, 2025, no director or officer of PMI adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as such terms are defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Except for the information relating to the executive officers set forth in Item 10 and the information relating to equity compensation plans set forth in Item 12, the information called for by Items 10-14 is hereby incorporated by reference to PMI's definitive proxy statement for use in connection with its annual meeting of stockholders to be held on May 6, 2026, that will be filed with the SEC on or about March 26, 2026 (the "proxy statement"), and, except as indicated therein, made a part hereof.

Item 10. Directors, Executive Officers and Corporate Governance.

Information About Our Executive Officers as of February 6, 2026**:**

Name	Office	Age
Jacek Olczak	Group CEO PMI	61
Emmanuel Babeau	Group Chief Financial Officer	58
Frederic de Wilde	CEO PMI International	58
Reginaldo Dobrowolski	Group Controller	51
Yann Guérin	Group Chief Legal Officer	49
Stacey Kennedy	CEO PMI U.S.	53

Jacek Olczak – Age 61

Mr. Olczak was appointed as Group CEO PMI, effective January 1, 2026, having previously served as our Chief Executive Officer since May 2021. From January 2018 until May 2021, Mr. Olczak has served as our Chief Operating Officer and, from August 2012 until December 31, 2017, he served as our Chief Financial Officer. He joined PMI's Polish affiliate in 1993 and progressed through various roles in finance and general management positions across Europe, including as Managing Director of PMI's markets in Poland and Germany and as President of the European Union Region, before being appointed Chief Financial Officer. Prior to joining PMI, Mr. Olczak worked for BDO, an international network of public accounting, tax, consulting and business advisory firms.

Emmanuel Babeau – Age 58

Mr. Babeau was appointed as Group Chief Financial Officer, effective January 1, 2026, having previously served as our Chief Financial Officer since May 2020. Prior to joining PMI in May 2020, Mr. Babeau served as the Deputy Chief Executive Officer of Schneider Electric, an energy and automation digital solutions company. In this position, he was in charge of Finance and Legal Affairs. Mr. Babeau joined Schneider Electric in 2009 as Executive Vice President Finance and a member of the Management Board. Mr. Babeau also served on the board of Sanofi S.A., a French multinational healthcare company, from 2018 to 2020. Mr. Babeau started his career in 1990 at Arthur Andersen, and from 1993 to 2009, he progressed through various positions at Pernod Ricard, a beverage company, the latest being Chief Financial Officer and Group Deputy Managing Director. Mr. Babeau also served as a non-executive director at Sodexo, a French food services and facilities management company, from January 2016 until December 2021. He currently sits on the board of Davide Campari-Milano N.V.

Frederic de Wilde – Age 58

Mr. de Wilde was appointed as CEO PMI International, effective January 1, 2026, having previously served as President, South and Southeast Asia, Commonwealth of Independent States, Middle East and Africa Regions since January 2023. From July 2015 until January 2023, he served as President, European Union Region. From July 2011 until July 2015, Mr. de Wilde held the role of Senior Vice President, Marketing & Sales. Mr. de Wilde joined PMI in 1992 as Brand Manager L&M at Philip Morris Belgium, and throughout his career, he progressed through various roles at PMI in marketing, sales and general management.

Reginaldo Dobrowolski – Age 51

Mr. Dobrowolski was appointed as Group Controller, effective January 1, 2026, having previously served as Vice President and Controller since August 2021. From May 2019 until August 2021, Mr. Dobrowolski was our Vice President, Corporate Financial Planning, Data & Reporting. Prior to that, Mr. Dobrowolski held various roles in our Finance department, including Director Corporate Financial Planning & Reporting from October 2014 until May 2019.

Yann Guérin - Age 49

Mr. Guérin was appointed as Group Chief Legal Officer, effective January 1, 2026, having previously served as Senior Vice President and General Counsel since July 2023. Prior to that, he served as Senior Vice President and Global Head of Law and Compliance in June 2023. From July 2021 until May 2023, he served as Vice President and Associate General Counsel, Corporate; as Vice President and Associate General Counsel, South & Southern Asia from November 2019 until June 2021; and as Vice President and Associate General Counsel, Middle-East, Africa & Global Duty Free from January 2018 until October 2019. Since joining PMI in 2006, Mr. Guérin held a variety of legal roles across the company's businesses, regions and functions. Before joining PMI, he was an attorney at Skadden Arps.

Stacey Kennedy – Age 53

Ms. Kennedy was appointed as CEO PMI U.S., effective January 1, 2026, having previously served as President, Americas Region & CEO of PMI's U.S. Business since January 2023. Prior to that, she served as our President, South and Southeast Asia Region from January 2018 until January 2023. From 2015 until 2018, Ms. Kennedy served as Managing Director for Germany, Austria, Croatia, and Slovenia. Ms. Kennedy began her career with Philip Morris USA in 1995 as a Territory Sales Manager. Throughout her career, she held a number of positions of increasing responsibility in commercial and general management.

Insider Trading Policies and Procedures

We have adopted an insider trading policy that governs the purchase, sale, and/or other dispositions of our securities that applies to our directors, officers, employees, and other covered persons and entities, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. A copy of our insider trading policy is filed with this Annual Report on Form 10-K as Exhibit 19.

Codes of Ethics and Corporate Governance

We have adopted a code of ethics, which we call the Code of Conduct. The Code of Conduct complies with requirements set forth in Item 406 of Regulation S-K, applies to our Board of Directors and to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Conduct is available free of charge on our website at www.pmi.com.

In addition, we have adopted corporate governance guidelines and charters for our Audit and Risk, Compensation and Leadership Development, Science and Technology and Nominating and Corporate Governance committees of the Board of Directors. All of these documents are available free of charge on our website at www.pmi.com. Any waiver granted by Philip Morris International Inc. to its principal executive officer, principal financial officer or controller, or any person performing similar functions under our code of ethics, or certain amendments to the code of ethics, will be disclosed on our website at www.pmi.com.

The information on our website is not, and shall not be deemed to be, a part of this Report or incorporated into any other filings made with the SEC.

Also refer to *Board Operations and Governance—Committees of the Board*, *Election of Directors—Process for Nominating Directors*, *Election of Directors—Director Nominees*, *Stock Ownership Information* and *Availability of Reports, Other Matters and 2027 Annual Meeting—2027 Annual Meeting* sections of the proxy statement.

Item 11.   *Executive Compensation.*

Refer to *Compensation Discussion and Analysis, Compensation Tables, Compensation of Directors,* and *Pay Ratio* sections of the proxy statement.

Item 12.   *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The number of shares to be issued upon exercise or vesting and the number of shares remaining available for future issuance under PMI's equity compensation plans at December 31, 2025, were as follows:

	Number of Securities to be Issued upon Exercise of Outstanding Options and Vesting of RSUs and PSUs (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders	7,069,520 [1]	$ —	17,797,035

[1] Represents 4,460,760 shares of common stock that may be issued upon vesting of the restricted share units and 2,608,760 shares that may be issued upon vesting of the performance share units if maximum performance targets are achieved for each performance cycle. PMI has not granted options since the spin-off from Altria on March 28, 2008.

Also refer to *Stock Ownership Information—Ownership of Equity Securities* section of the proxy statement.

Item 13.   *Certain Relationships and Related Transactions, and Director Independence.*

Refer to *Related Person Transactions and Code of Conduct* and *Election of Directors—Independence of Nominees* sections of the proxy statement.

Item 14.   *Principal Accountant Fees and Services.*

Refer to *Audit and Risk Committee Matters* section of the proxy statement.

PART IV

Item 15.   *Exhibits and Financial Statement Schedules.*

(a) Index to Consolidated Financial Statements and Schedules

Schedules have been omitted either because such schedules are not required or are not applicable.

(b) The following exhibits are filed as part of this Report:

2.1	—	Distribution Agreement between Altria Group, Inc. and Philip Morris International Inc. dated January 30, 2008 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 10 filed February 7, 2008).
2.2	—	Share Sale and Purchase Agreement by and among Claudio Topco B.V., Bagger-Sorenson & Co. A/S and PMI Global Services, Inc., dated June 30, 2021 (portions of this Exhibit 2.1 have been omitted) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed July 7, 2021).
3.1	—	Amended and Restated Articles of Incorporation of Philip Morris International Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 10 filed February 7, 2008).
3.2	—	Amended and Restated By-Laws of Philip Morris International Inc., effective as of September 13, 2022 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed September 19, 2022).
4.1	—	Specimen Stock Certificate of Philip Morris International Inc. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 10 filed February 7, 2008).
4.2	—	Indenture dated as of April 25, 2008, between Philip Morris International Inc. and HSBC Bank USA, National Association, as Trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3, dated April 25, 2008).
4.3	—	Description of Common Stock.[x]
4.4	—	Description of Debt Securities.[x]
10.1	—	Employee Matters Agreement between Altria Group, Inc. and Philip Morris International Inc., dated as of March 28, 2008 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed March 31, 2008).
10.2	—	Intellectual Property Agreement between Philip Morris International Inc. and Philip Morris USA Inc., dated as of January 1, 2008 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form 10 filed March 5, 2008).
10.3	__	Credit Agreement, dated as of February 12, 2013, among Philip Morris International Inc., the lenders named therein and Citibank Europe PLC, UK Branch (formerly, The Royal Bank of Scotland plc), as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 15, 2013).

10.4	—	Extension Agreement, effective February 7, 2017, to the Credit Agreement, dated as of February 12, 2013, among Philip Morris International Inc., the lenders party thereto, Citibank Europe PLC, UK Branch (formerly, Citibank International Limited), as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 30, 2017).
10.5	—	Extension Agreement, effective January 31, 2014, to Credit Agreement, dated as of February 12, 2013, among Philip Morris International Inc., the lenders party thereto and Citibank Europe PLC, UK Branch (formerly, The Royal Bank of Scotland plc), as Administrative Agent (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2014).
10.6	—	Extension Agreement, effective as of February 10, 2015, to Credit Agreement dated as of February 12, 2013, among Philip Morris International Inc., the lenders named therein and Citibank Europe PLC, UK Branch (formerly, The Royal Bank of Scotland plc), as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 29, 2015).
10.7	—	Amendment No. 1, dated as of July 20, 2015, to the Credit Agreement, dated as of February 12, 2013, among Philip Morris International Inc., the lenders named therein, The Royal Bank of Scotland plc, as resigning administrative agent, and Citibank Europe PLC, UK Branch (formerly, Citibank International Limited), as successor administrative agent (incorporated by reference to Exhibit 10.52 to the Annual Report on Form 10-K for the year ended December 31, 2015).
10.8	—	Credit Agreement, dated as of October 1, 2015, among Philip Morris International Inc., the lenders named therein, Citibank Europe PLC, UK Branch (formerly, Citibank International Limited), as Facility Agent, and Citibank, N.A., as Swingline Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed October 5, 2015).
10.9	—	Amendment No. 2, effective as of February 9, 2016, to the Credit Agreement dated as of February 12, 2013, with the lenders named therein and Citibank Europe PLC, UK Branch (formerly, Citibank International Limited), as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 28, 2016).
10.10	—	Extension Agreement, effective as of October 1, 2016, to the Credit Agreement dated as of October 1, 2015, among Philip Morris International Inc., lenders named therein, Citibank Europe PLC, UK Branch (formerly, Citibank International Limited), as Facility Agent, and Citibank, N.A., as Swingline Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed August 31, 2016).
10.11	—	Extension Agreement, effective as of October 1, 2017, to the Credit Agreement, dated as of October 1, 2015, among Philip Morris International Inc., the lenders party thereto and Citibank Europe PLC, UK Branch (formerly, Citibank International Limited), as Facility Agent, and Citibank N.A., as Swingline Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed August 29, 2017).
10.12	—	Extension Agreement, effective as of February 6, 2018, to the Credit Agreement, dated as of February 12, 2013, among Philip Morris International Inc., the lenders named therein, Citibank Europe PLC, UK Branch (formerly, Citibank International Limited), as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 29, 2018).
10.13	—	Extension Agreement, effective as of February 5, 2019, to the Credit Agreement dated as of February 12, 2013, among Philip Morris International Inc., the lenders named therein, Citibank Europe PLC, UK Branch (formerly, Citibank International Limited), as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 29, 2019).
10.14	—	Amendment and Extension Agreement, effective February 4, 2020, to the Credit Agreement, dated as of February 12, 2013, among Philip Morris International Inc., each lender named therein and Citibank Europe PLC, UK Branch (formerly, Citibank International Limited), as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 3, 2020).
10.15	—	Credit Agreement, dated as of February 10, 2020, among Philip Morris International Inc., the lenders named therein, Citibank Europe PLC, UK Branch, as Facility Agent, and Citibank, N.A., as Swingline Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 11, 2020).
10.16	—	Amendment and Extension Agreement, effective February 2, 2021, to the Credit Agreement, dated as of February 12, 2013, among PMI, the lenders named therein and Citibank Europe PLC, UK Branch (legal successor to Citibank International Limited), as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 2, 2021).

10.17	—	Amendment and Extension Agreement, effective February 10, 2021, to the Credit Agreement, dated as of February 10, 2020, among PMI, the lenders named therein, Citibank Europe PLC, UK Branch, as facility agent, and Citibank, N.A., as swingline agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed February 2, 2021).
10.18	—	Credit Agreement, dated as of September 29, 2021, among PMI, the lenders named therein, Citibank Europe PLC, UK Branch, as facility agent, and Citibank, N.A., as swingline agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed September 30, 2021).
10.19	—	Amendment and Extension Agreement, effective February 1, 2022, to the Credit Agreement, dated as of February 12, 2013, among PMI, the lenders named therein and Citibank Europe PLC, UK Branch (legal successor to Citibank International Limited), as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 1, 2022).
10.20	—	Amendment and Extension Agreement, effective February 10, 2022, to the Credit Agreement, dated as of February 10, 2020, among PMI, the lenders named therein, Citibank Europe PLC, UK Branch, as facility agent, and Citibank, N.A., as swingline agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed February 1, 2022).
10.21	—	Credit Agreement, dated May 11, 2022, among PMI, the lenders named therein and Citibank Europe PLC, UK Branch, as facility agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed May 11, 2022).
10.22	—	Credit Agreement relating to the Term Loan Facility, among PMI, the lenders named therein and Citibank Europe PLC, UK Branch, as facility agent, dated June 23, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed June 28, 2022).
10.23	—	Amendment to the Bridge Credit Agreement, dated September 2, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed September 2, 2022).
10.24	—	Amendment to the Term Loan Credit Agreement, dated September 2, 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed September 2, 2022).
10.25	—	Amendment and Extension Agreement, dated as of September 20, 2022, to the Credit Agreement, dated as of September 29, 2021, among PMI, the lenders named therein, Citibank Europe PLC, UK Branch, as facility agent, and Citibank, N.A., as swingline agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed September 23, 2022).
10.26	—	Amendment and Extension Agreement, dated as of January 25, 2023, among PMI, the lenders named therein, and Citibank Europe PLC, UK Branch (legal successor to Citibank International Limited), as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 30, 2023).
10.27	—	Amendment and Extension Agreement, dated as of September 20, 2023 among PMI, the lenders named therein, Citibank Europe PLC, UK Branch, as facility agent, and Citibank, N.A., as swingline agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed September 20, 2023).
10.28	—	Amendment and Extension Agreement, dated December 11, 2025, among Philip Morris International Inc., the lenders named therein and Citibank Europe PLC, UK Branch, as facility agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed December 11, 2025).
10.29	—	Amendment to the Term Loan Credit Agreement, dated as of November 10, 2023 (incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K for the year ended December 31, 2023).
10.30	—	Purchase Agreement with Altria Client Services LLC, effective October 19, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed October 20, 2022). **
10.31	—	Extension Agreement, dated as of January 24, 2024 among PMI, the lenders named therein, and Citibank Europe plc, UK Branch (legal successor to Citibank International Limited), as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 24, 2024).
10.32	—	Terms Agreement, dated October 30, 2024, among PMI and BBVA Securities Inc., BofA Securities, Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, Wells Fargo Securities, LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Mizuho Securities USA LLC and UBS Securities LLC, as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.2 to the Current Report on Form 8-K filed November 1, 2024).
10.33	—	Terms Agreement, dated October 27, 2025, among PMI and BBVA Securities Inc., BofA Securities, Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Wells Fargo Securities, LLC, Goldman Sachs & Co. LLC, HSBC Securities (USA) Inc. and UBS Securities LLC, as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.2 to the Current Report on Form 8-K filed October 29, 2025).

10.34	—	Credit Agreement, effective as of January 29, 2025, among PMI, the lenders named therein and Citibank Europe PLC, UK Branch, as facility agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed December 17, 2024).
10.35	—	Credit Agreement, dated December 11, 2025, among Philip Morris International Inc., the lenders named therein, Citibank Europe plc, UK Branch, as facility agent, and Citibank, N.A., as swingline agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 11, 2025).
10.36	—	Philip Morris International Inc. 2017 Performance Incentive Plan, effective May 3, 2017 (incorporated by reference to Exhibit B to the Definitive Proxy Statement filed on March 23, 2017).*
10.37	—	Pension Fund of Philip Morris in Switzerland (IC), effective January 1, 2022 (incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K for the year ended December 31, 2022).*
10.38	—	Amended and Restated Pension Fund of Philip Morris in Switzerland (IC), effective January 1, 2024.*
10.39	—	Summary of Amended and Restated Pension Fund of Philip Morris in Switzerland (IC), effective January 1, 2024 (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2025).*
10.40	—	Summary of Supplemental Pension Plan of Philip Morris in Switzerland, effective December 15, 2022 (incorporated by reference to Exhibit 10.29 to the Annual Report on Form 10-K for the year ended December 31, 2022).*
10.41	—	Philip Morris International Inc. Amended and Restated Automobile Policy, dated as of September 1, 2023 (incorporated by reference to Exhibit 10.33 to the Annual Report on Form 10-K for the year ended December 31, 2023).*
10.42	—	Form of Restated Employee Grantor Trust Enrollment Agreement (Executive Trust Arrangement) (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form 10 filed February 7, 2008).*
10.43	—	Form of Restated Employee Grantor Trust Enrollment Agreement (Secular Trust Arrangement) (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form 10 filed February 7, 2008).*
10.44	—	Philip Morris International Inc. 2017 Stock Compensation Plan for Non-Employee Directors (as amended and restated as of January 1, 2018) (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K for the year ended December 31, 2017).*
10.45	—	Philip Morris International Inc. 2008 Deferred Fee Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.24 the Annual Report on Form 10-K for the year ended December 31, 2020).*
10.46	—	Supplemental Letter to the Employment Agreement (as amended) with André Calantzopoulos (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K for the year ended December 31, 2020). The Employment Agreement was previously filed as Exhibit 10.22 to the Registration Statement on Form 10 filed February 7, 2008 and is incorporated by reference to this Exhibit 10.46.*
10.47	—	Supplemental Letter to the Offer Letter with Drago Azinovic, dated December 4, 2008 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the Quarter ended March 31, 2022)*
10.48	—	Employment Agreement with Drago Azinovic, effective August 1, 2012. (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the Quarter ended March 31, 2022)*
10.49	—	Supplemental Letter to the Employment Agreement with Drago Azinovic, effective April 1, 2017 (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the Quarter ended March 31, 2022)*
10.50	—	Supplemental Letter to the Employment Agreement with Drago Azinovic, effective January 1, 2018 (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q for the Quarter ended March 31, 2022)*
10.51	—	Separation Agreement and Release between Drago Azinovic and Philip Morris Products S.A., effective March 31, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed March 3, 2023).*
10.52	—	Employment Agreement with Jorge Insuasty, effective January 1, 2021 (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q for the Quarter ended March 31, 2022)*
10.53	—	Supplemental letter to the Employment Agreement with Jorge Insuasty, effective April 1, 2022 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the Quarter ended June 30, 2022)*

10.54	—	Supplemental Letter to Employment Agreement with Marc S. Firestone (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2017). The Employment Agreement was previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and is incorporated by reference to this Exhibit 10.54.*
10.55	—	Employment Agreement with Martin G. King, effective June 1, 2020 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2020).*
10.56	—	Separation Agreement and Release with Martin G. King, dated August 16, 2021 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed August 20, 2021).*
10.57	—	Early Retirement Agreement and Release with Marc S. Firestone, effective November 3, 2020 (incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K for the year ended December 31, 2020).*
10.58	—	Supplemental Letter to the Employment Agreement (as amended) with Jacek Olczak (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019. The Employment Agreement was previously filed as Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, and is incorporated by reference to this Exhibit 10.58.*
10.59	—	Supplemental letter to the Employment Agreement with Jacek Olczak, effective April 1, 2023 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2023).*
10.60	—	Acknowledgement Letter of Transition to PMI Management Sàrl with Jacek Olczak, effective January 1, 2026.*x
10.61	—	Supplemental Letter to the Employment Agreement (as amended) with Miroslaw Zielinski (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019). The Employment Agreement was previously filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and is incorporated by reference to this Exhibit 10.61*
10.62	—	Early Retirement and Release Agreement with Miroslaw Zielinski, effective April 30, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed May 1, 2020).*
10.63	—	Employment Agreement with Emmanuel Babeau, effective as of May 1, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed March 2, 2020).*
10.64	—	Supplemental Letter to the Employment Agreement with Emmanuel Babeau, effective February 1, 2024 (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024).*
10.65	—	Acknowledgement Letter of Transition to PMI Management Sàrl with Emmanuel Babeau, effective January 1, 2026.*x
10.66	—	Restricted Stock Unit Agreement (2022 Grant) (Emmanuel Babeau) (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q for the Quarter ended March 31, 2022)*
10.67	—	Performance Stock Unit Agreement (2022 Grant) (Emmanuel Babeau) (incorporated by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q for the Quarter ended March 31, 2022)*
10.68	—	Supplemental Letter to the Employment Agreement with Stefano Volpetti, effective June 1, 2019 (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2021).*
10.69	—	Supplemental Letter to the Employment Agreement with Stefano Volpetti, effective November 1, 2021 (incorporated by reference to Exhibit 10.46 to the Annual Report on Form 10-K for the year ended December 31, 2021).*
10.70	—	Supplemental letter to the Employment Agreement with Stefano Volpetti, effective January 1, 2023 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2023).*
10.71	—	Supplemental letter to the Employment Agreement with Stefano Volpetti, effective April 1, 2023 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2023).*
10.72	—	Supplemental Letter to the Employment Agreement with Stefano Volpetti, dated February 27, 2025 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2025).*
10.73	—	Acknowledgement Letter of Transition to PMI Global Services Unit Sàrl with Stefano Volpetti, effective January 1, 2026.*x

10.74	—	Supplemental Letter to the Employment Agreement with André Calantzopoulos, effective May 5, 2021 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2021). *
10.75	—	Supplemental Letter to the Employment Agreement with Jacek Olczak, effective May 5, 2021 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2021).*
10.76	—	Supplemental Letter to the Employment Agreement with Jacek Olczak, effective March 1, 2022 (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2022).*
10.77	—	Agreement with Louis C. Camilleri (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form 10 filed February 7, 2008).*
10.78	—	Employment Agreement with Stacey Kennedy, effective July 1, 2023 (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024).*
10.79	—	Supplemental Letter to the Employment Agreement with Stacey Kennedy, effective July 1, 2023 (incorporated by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024).*
10.80	—	Supplemental Letter to the Employment Agreement with Stacey Kennedy, effective March 21, 2024 (incorporated by reference to Exhibit 10.13 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024).*
10.81	—	Supplemental Letter to the Employment Agreement with Stacey Kennedy, dated June 27, 2025 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2025).*
10.82	—	Supplemental letter to the Employment Agreement with Stacey Kennedy, effective January 1, 2026.*x
10.83	—	Form of Supplemental Equalization Plan Employee Grantor Trust Enrollment Agreement (Secular Trust) (incorporated by reference to Exhibit 10.31 to the Annual Report on Form 10-K for the year ended December 31, 2008).*
10.84	—	Form of Supplemental Equalization Plan Employee Grantor Trust Enrollment Agreement (Executive Trust) (incorporated by reference to Exhibit 10.32 to the Annual Report on Form 10-K for the year ended December 31, 2008).*
10.85	—	Philip Morris International Inc. Form of Indemnification Agreement with Directors and Executive Officers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed September 18, 2009).*
10.86	—	Philip Morris International Inc. Form of Amended and Restated Indemnification Agreement with Directors and Executive Officers (incorporated by reference to Exhibit 10.14 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024).*
10.87	—	Philip Morris International Inc. Tax Return Preparation Services Policy (incorporated by reference to Exhibit 10.51 to the Annual Report on Form 10-K for the year ended December 31, 2014).*
10.88	—	Form of Restricted Stock Unit Agreement (2023 Grant) (Emmanuel Babeau). (incorporated by reference to Exhibit 10.78 to the Annual Report on Form 10-K for the year ended December 31, 2022).*
10.89	—	Form of Performance Share Unit Agreement (2023 Grant) (Emmanuel Babeau). (incorporated by reference to Exhibit 10.79 to the Annual Report on Form 10-K for the year ended December 31, 2022).*
10.90	—	Extension of Non-Competition Obligations for the Early Retirement Agreement with Miroslaw Zielinski, dated November 27, 2022. (incorporated by reference to Exhibit 10.80 to the Annual Report on Form 10-K for the year ended December 31, 2022).*
10.91	—	Supplemental Letter to the Employment Agreement with Frederic de Wilde, effective January 31, 2023 (incorporated by reference to Exhibit 10.81 to the Annual Report on Form 10-K for the year ended December 31, 2022).*
10.92	—	Employment Agreement with Frederic de Wilde, effective March 1, 2023 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2023.)*
10.93	—	Supplemental letter to the Employment Agreement with Frederic de Wilde, effective March 1, 2023 (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2023.)*
10.94	—	Employment Agreement with Frederic de Wilde, effective January 1, 2026 (incorporated by reference to Exhibit 10.1 to the Current Report filed on November 4, 2025).*

10.95	—	Philip Morris International Inc.'s Executive Officer Severance Policy for Voluntary Termination (Resignation, Voluntary Early Retirement, Voluntary Normal Retirement), effective December 6, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed December 8, 2023).*
10.96	—	Philip Morris International Inc. 2022 Performance Incentive Plan, effective May 4, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report filed on May 6, 2022).*
10.97	—	Form of Restricted Stock Unit Agreement (2023 Grants) (incorporated by reference to Exhibit 10.85 to the Annual Report on Form 10-K for the year ended December 31, 2022).*
10.98	—	Form of Performance Share Unit Agreement (2023 Grants) (incorporated by reference to Exhibit 10.86 to the Annual Report on Form 10-K for the year ended December 31, 2022).*
10.99	—	Form of Restricted Stock Unit Agreement (by tranches) (2023 Grants) (incorporated by reference to Exhibit 10.87 to the Annual Report on Form 10-K For the year ended December 31, 2022).*
10.100	—	Form of Restricted Stock Unit Agreement (2024, 2025 and 2026 Grants) (incorporated by reference to Exhibit 10.91 to the Annual Report on Form 10-K for the year ended December 31, 2023).*
10.101	—	Form of Performance Share Unit Agreement (2024, 2025 and 2026 Grants) (incorporated by reference to Exhibit 10.92 to the Annual Report on Form 10-K for the year ended December 31, 2023).*
10.102	—	Form of Restricted Stock Unit Agreement (by tranches) (2024, 2025 and 2026 Grants) (incorporated by reference to Exhibit 10.93 to the Annual Report on Form 10-K for the year ended December 31, 2023).*
10.103	—	Form of Restricted Stock Unit Agreement (2024, 2025 and 2026 Grants) (Emmanuel Babeau) (incorporated by reference to Exhibit 10.94 to the Annual Report on Form 10-K for the year ended December 31, 2023).*
10.104	—	Form of Performance Share Unit Agreement (2024, 2025 and 2026 Grants) (Emmanuel Babeau) (incorporated by reference to Exhibit 10.95 to the Annual Report on Form 10-K for the year ended December 31, 2023).*
10.105	—	Form of Restricted Stock Unit Agreement (2024 and 2025 Grants) (Swedish Match) (incorporated by reference to Exhibit 10.96 to the Annual Report on Form 10-K for the year ended December 31, 2023).*
10.106	—	Form of Performance Share Unit Agreement (2024 and 2025 Grants) (Swedish Match) (incorporated by reference to Exhibit 10.97 to the Annual Report on Form 10-K for the year ended December 31, 2023).*
10.107	—	Settlement Agreement between Philip Morris Products S.A. and Nicoventures Trading Limited, dated February 1, 2024 (incorporated by reference to Exhibit 19.98 to the Annual Report on Form 10-K for the year ended December 31, 2023).**
19	—	Philip Morris International Inc. Insider Trading Policy (incorporated by reference to Exhibit 19 to the Annual Report on Form 10-K for the year ended December 31, 2024).
21	—	Subsidiaries of Philip Morris International Inc.[x]
23	—	Consent of independent registered public accounting firm.[x]
31.1	—	Certification of the Registrant's Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.[x]
31.2	—	Certification of the Registrant's Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.[x]
32.1	—	Certification of the Registrant's Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.[x]
32.2	—	Certification of the Registrant's Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.[x]
97	—	Philip Morris International Inc. Policy For Recovery of Erroneously Awarded Incentive Compensation, effective October 2, 2023, and Form of Acknowledgment and Agreement (incorporated by reference to Exhibit 97 to the Annual Report on Form 10-K for the year ended December 31, 2023).
101.INS	—	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	—	XBRL Taxonomy Extension Schema.

101.CAL	—	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	—	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	—	XBRL Taxonomy Extension Label Linkbase.
101.PRE	—	XBRL Taxonomy Extension Presentation Linkbase.
104	—	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_____

 * Denotes management contract or compensatory plan or arrangement in which directors or executive officers are eligible to participate.

** Schedules and certain portions of this exhibit have been omitted pursuant to Item 601(a)(5) and Item 601(b)(10)(iv) of Regulation S-K.

x Denotes exhibits filed herewith.

The exhibits filed herewith do not include certain instruments with respect to long-term debt of PMI, inasmuch as the total amount of debt authorized under any such instrument does not exceed 10 percent of the total assets of PMI on a consolidated basis. PMI agrees, pursuant to Item 601(b)(4)(iii) of Regulation S-K, that it will furnish a copy of any such instrument to the SEC upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIP MORRIS INTERNATIONAL INC.

By: /s/   JACEK OLCZAK

(Jacek Olczak
Group CEO PMI)

Date: February 6, 2026

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jacek Olczak, Emmanuel Babeau, and Darlene Quashie Henry and each of them, acting individually, as his or her true and lawful attorney-in-fact, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K for the year ended December 31, 2025, and other documents in connection herewith and therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection herewith and therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated:

Signature	Title	Date
/s/ JACEK OLCZAK		
(Jacek Olczak)	Group CEO PMI and Director	February 6, 2026
/s/ EMMANUEL BABEAU		
(Emmanuel Babeau)	Group Chief Financial Officer	February 6, 2026
/s/ REGINALDO DOBROWOLSKI		
(Reginaldo Dobrowolski)	Group Controller	February 6, 2026
/s/ ANDRÉ CALANTZOPOULOS		
(André Calantzopoulos)	Chairman	February 6, 2026
/s/ BONIN BOUGH		
(Bonin Bough)	Director	February 6, 2026
/s/ MICHEL COMBES		
(Michel Combes)	Director	February 6, 2026
/s/ WERNER GEISSLER		
(Werner Geissler)	Director	February 6, 2026

/s/ VICTORIA HARKER		
(Victoria Harker)	Director	February 6, 2026
/s/ LISA A. HOOK		
(Lisa A. Hook)	Director	February 6, 2026
/s/ KALPANA MORPARIA		
(Kalpana Morparia)	Director	February 6, 2026
/s/ ROBERT B. POLET		
(Robert B. Polet)	Director	February 6, 2026
/s/ DESSISLAVA TEMPERLEY		
(Dessislava Temperley)	Director	February 6, 2026
/s/ SHLOMO YANAI		
(Shlomo Yanai)	Director	February 6, 2026

Reconciliation of Non-GAAP Measures

Reconciliation of Operating Cash Flow to Operating Cash Flow, excluding Currency

For the Years Ended December 31, (in millions) (Unaudited)	2025	2024	% Change
Net cash provided by operating activities[1]	$ 12,233	$ 12,217	0.1 %
Less: Currency	485		
Net cash provided by operating activities, excluding currency	$ 11,748	$ 12,217	(3.8)%

[1] Operating cash flow

Adjustments to Reported Diluted EPS

For the Years Ended December 31, (Unaudited)	2025	2024	% Change
Reported Diluted EPS	$ 7.26	$ 4.52	60.6 %
Adjustments:			
Restructuring charges	0.14	0.10	
Egypt sales tax charge	—	0.03	
Loss on sale of Vectura Group	—	0.13	
Impairment of goodwill and other intangibles	0.03	0.01	
Amortization of intangibles	0.50	0.40	
Impairment related to the RBH equity investment	—	1.49	
Megapolis localization tax impact	—	0.05	
Income tax impact associated with Swedish Match AB financing	(0.25)	0.14	
Loss on expected sale of consumer accessories and other businesses	0.06	—	
Germany excise tax classification litigation charge	0.10	—	
RBH (Canada) Plan Implementation, including dividend income, net	(0.10)	—	
Impairment of Wellness business related equity investment	0.09	—	
Fair value adjustment for equity security investments	(0.18)	(0.27)	
Tax items	(0.11)	(0.03)	
Adjusted Diluted EPS	$ 7.54	$ 6.57	14.8 %
Less: Currency	0.04		
Adjusted Diluted EPS, excluding Currency	$ 7.50	$ 6.57	14.2 %

Net Revenues by Product Category & Adjustments of Net Revenues for the Impact of Currency and Acquisitions/Divestitures

For the Years Ended December 31, (in millions) (Unaudited)

2025						2024	% Change in Net Revenues		
Net Revenues	Less Currency	Net Revenues excluding Currency	Less Acquisitions/ Divestitures	Net Revenues excluding Currency & Acquisitions/ Divestitures		Net Revenues	Total	Excluding Currency	Excluding Currency & Acquisitions/ Divestitures
$ 23,794	$ 169	$ 23,625	$ —	$ 23,625	Combustible Tobacco	$ 23,218	2.5 %	1.8 %	1.8 %
16,854	292	16,562	(170)	16,732	Smoke-Free	14,660	15.0 %	13.0 %	14.1 %
$ 40,648	$ 461	$ 40,187	$ (170)	$ 40,357	Total PMI	$ 37,878	7.3 %	6.1 %	6.5 %

Note: Sum of product categories might not foot to Total PMI due to roundings.

Adjustments to Net Revenues and Operating Income

For the Years Ended December 31, (in millions) (Unaudited)	2025	2024	% Change
Net Revenues/Adjusted Net Revenues	**$40,648**	**$37,878**	**7.3 %**
Less: Currency	461		
Less: Acquisitions/Divestitures	(170)		
Net Revenues/Adjusted Net Revenues, excl. Currency & Acquisitions/Divestitures	**$40,357**	**$37,878**	**6.5 %** [2]
Operating Income	**$14,892**	**$13,402**	**11.1 %**
Less:			
Restructuring charges	(241)	(180)	
Impairment of goodwill and other intangibles	(41)	(27)	
Egypt sales tax charge	—	(45)	
Loss on sale of Vectura Group	—	(199)	
Loss on expected sale of consumer accessories and other businesses	(94)	—	
Germany excise tax classification litigation charge	(176)	—	
RBH (Canada) Plan Implementation	19	—	
Amortization of intangibles	(1,003)	(835)	
Adjusted Operating Income	**$16,428**	**$14,688**	**11.8 %**
Less: Currency	154		
Less: Acquisitions/Divestitures	31		
Adjusted Operating Income, excl. Currency & Acquisitions/Divestitures	**$16,243**	**$14,688**	**10.6 %** [2]

[2] On an organic basis

Key Terms, Definitions and Explanatory Notes

Financial

- All references to adjusted results reflect the exclusion of special items.
- "Adjusted Operating Income Margin" is calculated as adjusted operating income, divided by net revenues.
- Growth rates presented on an organic basis reflect adjusted results, excluding currency, acquisitions and divestitures.
- Management reviews net revenues, gross profit, operating income, operating income margin, operating cash flow and earnings per share, or "EPS," on an adjusted basis, which may exclude the impact of currency and other items such as acquisitions, divestitures, restructuring costs, tax items and other special items. Additionally, starting in 2022 and on a comparative basis, for these measures other than net revenues and operating cash flow, PMI includes adjustments to add back amortization expense on acquisition-related intangible assets that are recorded as part of purchase accounting and contribute to PMI's revenue generation, as well as impairment of intangible assets, if any. While amortization expense on acquisition-related intangible assets is excluded in these adjusted measures, the net revenues generated from these acquired intangible assets are included in the company's adjusted measures, unless otherwise stated. Currency-neutral and organic growth rates reflect the way management views underlying performance for these measures. PMI believes that such measures provide useful insight into underlying business trends and results. Management reviews these measures because they exclude changes in currency exchange rates and other factors that may distort underlying business trends, thereby improving the comparability of PMI's business performance between reporting periods. Furthermore, PMI uses several of these measures in its management compensation program to promote internal fairness and a disciplined assessment of performance against company targets. PMI discloses these measures to enable investors to view the business through the eyes of management.
- When PMI provides its expectation for adjusted net revenues, adjusted operating income and margin, adjusted earnings per share and adjusted operating cash flow on a forward-looking basis, a reconciliation of the differences between the non-GAAP expectations and the corresponding GAAP measures, as described above, generally is not available without unreasonable effort due to potentially high variability, complexity, and low visibility as to the items that would be excluded from the GAAP measure in the relevant future period, such as restructuring costs, amortization and impairment of acquired intangibles and other special items, changes in currency exchange rates, the impact and timing of potential acquisitions and divestitures, and other structural changes or their probable significance. The variability of the excluded items may have a significant, and potentially unpredictable, impact on our future GAAP results.
- References to "PMI", "we", "our" and "us" mean Philip Morris International Inc., and its subsidiaries.

Smoke-Free

- Smoke-free business ("SFB") is the term PMI uses to refer to all of its smoke-free products. SFB also includes wellness products, as well as consumer accessories, such as lighters and matches.
- Smoke-free products ("SFPs") is the term PMI uses to refer to all of its products that provide nicotine without combusting tobacco, such as heat-not-burn, e-vapor, and oral smokeless, and that therefore generate far lower levels of harmful chemicals. As such, these products have the potential to present less risk of harm versus continued smoking.
- Wellness products primarily refer to products associated with oral and intra-oral delivery systems.
- "Heated tobacco units" or "HTU" is the term PMI uses to refer to heated tobacco consumables, which include our *BLENDS, DELIA, HEETS, HEETS Creations* (defined collectively as "*HEETS*"), *SENTIA, TEREA, TEREA CRAFTED,* and *TEREA Dimensions,* as well as the KT&G-licensed brands, *Fiit* and *Miix* (outside of South Korea). HTU's also include zero tobacco heat-not-burn consumables (*LEVIA*).

- Unless otherwise stated, market share for HTUs is defined as the in-market sales volume for HTUs as a percentage of the total estimated industry sales volume for cigarettes and HTUs. For Japan, total estimated industry sales volume also includes cigarillos.
- "Adjusted market share for HTUs" is defined as the total in-market sales volume for PMI HTUs as a percentage of the total estimated sales volume for cigarettes and HTUs, excluding the impact of estimated distributor and wholesaler inventory movements.
- Unless otherwise stated, all references to *IQOS* are to PMI's *IQOS* devices and heated tobacco consumables.
- *IQOS* heat-not-burn devices are precisely controlled heating devices into which a specially designed and proprietary tobacco units are inserted and heated to generate an aerosol.
- "PMI heat-not-burn products" or "PMI HTUs" or "*IQOS* HTUs" include licensed KT&G heat-not-burn products.
- "Total PMI SFPs users" is defined as the sum of "Total *IQOS* users", "Total oral smokeless users", "Total e-vapor users" of PMI products and considering "Poly-users across PMI SFPs categories".
- "Total *IQOS* users" is defined as the estimated number of Legal Age (minimum 18 years[1]) users of PMI heat-not-burn products, for which PMI HTUs represented at least a portion of their daily tobacco consumption over the past seven days. The estimated number of adults who have "switched to *IQOS* and stopped smoking" reflects:
  - for markets where there are no heat-not-burn products other than PMI heat-not-burn products: daily individual consumption of PMI HTUs represents the totality of their daily tobacco consumption in the past seven days;
  - for markets where PMI heat-not-burn products are among other heat-not-burn products: daily individual consumption of HTUs represents the totality of their daily tobacco consumption in the past seven days, of which at least 70% is PMI HTUs.
- "Total PMI oral smokeless users" are defined as the estimated number of Legal Age (minimum 21 years in the U.S and minimum 18 years[1] outside the U.S) users of oral smokeless products who consumed at least one of PMI oral smokeless products (nicotine pouches in the U.S., and nicotine pouches or snus outside the U.S) over the past seven days.
- "Total PMI e-vapor users" is defined as the estimated number of Legal Age (minimum 18 years[1]) users of e-vapor products, who consumed at least one of PMI e-vapor products in the past seven days.
- "Poly-users across PMI SFPs categories" are defined as the estimated number of Legal Age (minimum 18 years[1]) users who used multiple PMI SFPs over the past seven days.
- The above SFPs user metrics reflect PMI estimates, which are based on PMI's proprietary Nicotine Containing Products Tracker (NCPT) in combination with SFP offtake volume trends. The NCPT methodology estimates rely on NCPT e-vapor, oral smokeless (except the U.S.) and poly-usage data, which is calibrated using Total *IQOS* user data, leveraging our deep understanding of PMI's heat-not-burn category and its size. Total PMI oral smokeless users in the U.S. are approximated through volume-based estimations, as NCPT data for the U.S. is not currently available.
- "Oral smoke-free product volume" excludes snuff, snuff leaf and U.S. chew and is measured in cans or, for the purposes of total shipment volumes, in pouches or pouch equivalents.
- Oral smoke-free products conversion: (i) nicotine pouches (units): 15 pouches per can in the U.S. and approximately 20 pouches per can outside the U.S.; (ii) snus products: weighted average 21 pouches equivalent per can; (iii) moist snuff products: weighted average 17 pouches equivalent per can; (iv) tobacco bits products: weighted average 30 pouches equivalent per can; (v) chew bags products: weighted average 20 pouches per can.
- E-vapor products conversion: one milliliter of e-vapor liquid equivalent to 10 units.

Note: NCPT sample-based estimations use a 95% Confidence Interval. The accuracy and reliability of the estimates may vary based on sample size, market maturity and availability of information.

---

[1] Minimum 18 years or older depending on market regulation.

2025 Sustainable Business Value Highlights

We have defined six priorities connected to our products (WHAT we produce) or to our operations (HOW we produce them).

Product Impact

Addressing the impact of our products is at the core of our strategy and our most significant driver of long-term value. Confronting the health impacts of cigarette smoking is the most important contribution we can make to public health. We also strive to address the environmental impact associated with our products.

~43.5
Million
Users of PMI's
Smoke-Free Products[1]

98%
Shipment Volume Covered by Markets
with Youth Access Prevention Programs in
Place in Indirect Retail Channels[2]

91%
Shipment Volume Covered by Markets
with Anti-Littering Programs in Place
for Combustible Cigarettes

Operational Impact

We responsibly manage the impacts of our operations throughout the value chain, which is essential for protecting the resources and relationships on which our business depends.

0%
Child Labor Prevalence
Among Contracted Farmers
Supplying Tobacco to PMI*

76%
PMI Employees
Who Have Access to Structured
Lifelong Learning Offers

99%
Tobacco Purchased at No Risk of
Deforestation of Managed Natural Forest and
No Conversion of Natural Ecosystems[3]*

For details of the KPI calculations, please refer to PMI's Non-Financial KPI Hub that will be made available on our corporate website in the coming weeks. The metrics marked with an asterisk (*) exclude Swedish Match.

(1) Total PMI smoke-free users is defined as the sum of total *IQOS* users, total oral smokeless users, and total e-vapor users of PMI products and considering poly-users across PMI's smoke-free product categories.
(2) Total shipment volume includes cigarettes, other tobacco products (OTPs), and smoke-free product consumables. Data excludes Wellness business.
(3) For definitions, please see PMI's Zero Deforestation Manifesto.


3 MG
Cool Mint
ZYN
Mini
Nicotine Pouches
ZYNZYNZYNZYN
3 MG Nicotine / Pouch
Cool Mint
Mini

Design: RWI www.rwidesign.com Printer: Phoenix Lithographing, USA

Philip Morris International Inc.
677 Washington Blvd.
Stamford, CT 06901
USA
www.pmi.com